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As filed with the Securities and Exchange Commission on June 27, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AVENTINE RENEWABLE ENERGY HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)
(SEE TABLE OF ADDITIONAL REGISTRANTS)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2869 (Primary Standard Industrial Classification Code Number)	05-0569368 (I.R.S. Employer Identification Number)
120 North Parkway Drive Pekin, Illinois 61554 (309) 347-9200 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Ronald H. Miller
President & Chief Executive Officer
Aventine Renewable Energy Holdings, Inc.
120 North Parkway Drive
Pekin, IL 61554
(309) 347-9200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Richard D. Truesdell, Jr. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

10% Senior Unsecured Fixed Rate Notes due 2017	$300,000,000	100%	$300,000,000	$9,210

Guarantees of the Notes by Each of the Additional Registrants	$—	—%	$—	$(2)

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

(2)
Pursuant to Rule 457(n) under the Securities Act of 1933, as amended, no registration fee is payable with respect to the guarantees.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS

Registrant	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Number	I.R.S. Employer Identification Number
Aventine Renewable Energy, LLC	Delaware	2869	47-0920195
Aventine Renewable Energy, Inc.	Delaware	2869	75-3108352
Aventine Renewable Energy—Aurora West, LLC	Delaware	2869	20-5359285
Aventine Renewable Energy—Mt. Vernon, LLC	Delaware	2869	20-5838144
Aventine Power, LLC	Delaware	4911	20-5359343

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

(SUBJECT TO COMPLETION DATED JUNE 27, 2007)

Preliminary Prospectus

AVENTINE RENEWABLE ENERGY HOLDINGS, INC.

OFFER TO EXCHANGE

10.0% New Senior Unsecured Fixed Rate Notes due 2017 for a Like Amount of
10.0% Senior Unsecured Fixed Rate Notes due 2017

        We are offering to exchange up to $300,000,000 aggregate principal amount of registered 10.0% Senior Unsecured Fixed Rate Notes due 2017, or the "New Notes", for a like principal amount of unregistered 10.0% Unsecured Fixed Rate Notes due 2017, or the "Original Notes". The terms of the New Notes are substantially identical in all material respects to the terms of the Original Notes, except that the New Notes have been registered under the Securities Act of 1933, as amended, or the "Securities Act", and the transfer restrictions and registration rights applicable to the Original Notes do not apply to the New Notes. The New Notes will represent the same debt as the Original Notes and we will issue the New Notes under the same indenture.

        The exchange offer expires at 5:00 p.m., New York City time, on                        , 2007, unless extended.

Terms of the Exchange Offer

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  All of the Original Notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged for New Notes.

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  You may withdraw tendered Original Notes at any time prior to the expiration of the tender offer.

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  The exchange of the Original Notes for the New Notes will not be a taxable event for U.S. federal income tax purposes.

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  We will not receive any proceeds from the exchange offer.

The New Notes

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  The New Notes are being offered in order to satisfy our obligations under a registration rights agreement entered in connection with a private offering of the outstanding Original Notes.

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  The New Notes will be our general unsecured obligations.

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  Substantially all of our subsidiaries will guarantee our obligations under the New Notes, including the payment of principal of, and interest on, the New Notes. These guarantees of the New Notes will be senior unsecured obligations of the subsidiary guarantors. Additional subsidiary guarantors will be required to guarantee the New Notes, and the guarantees of the subsidiary guarantors will terminate, in each case in the circumstances described under "Description of the New Notes—Guarantees."

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  No public market currently exists for the New Notes, and we do not intend to apply for listing on any securities exchange or to arrange for them to be quoted on any quotation system.

        Investing in the New Notes involves risks. See "Risk Factors" beginning on page 14 of this prospectus for a discussion of matters that should be considered in connection with this exchange offer.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes to be issued in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2007

        You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different, whether orally or in writing. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date printed on the front of this prospectus.

        In this prospectus, the term "Aventine" refers to Aventine Renewable Energy Holdings, Inc.; the term Subsidiary Guarantors refers to those subsidiaries of Aventine that guarantee the New Notes and the Original Notes; "we", "us" and "our" refer to Aventine and its subsidiaries (including the Subsidiary Guarantors); and "Notes" refers to the Original Notes and the New Notes collectively.

DEALER PROSPECTUS DELIVERY OBLIGATION

        Each broker-dealer that receives New Notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for outstanding Original Notes where such outstanding Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of not less than 180 days after the expiration of this exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

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WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement with the SEC under the Securities Act that registers the sale of the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

        We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the "Exchange Act." You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public through the SEC's website at http://www.sec.gov. General information about us, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at http://www.aventinerei.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of this prospectus.

FORWARD LOOKING STATEMENTS

        This prospectus contains forward-looking statements. Generally, you can identify these statements because they contain words like "anticipates," "believes," "estimates," "expects," "forecasts," "future," "intends," "plans" and similar terms. These statements reflect only our current expectations. Forward-looking statements include the statements concerning our plans, objectives, goals, strategies, future events, capital expenditures, future results, our competitive strengths, our business strategy and the trends in our industry.

        We cannot guarantee the accuracy of any forward-looking statements, and actual results may differ materially from those we anticipated due to a number of uncertainties, including, among others, the risks we face as described under the "Risk Factors" section and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements. These forward-looking statements are within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and are intended to be covered by the safe harbors created thereby. To the extent that these statements are not recitations of historical fact, these statements constitute forward-looking statements that, by definition, involve risks and uncertainties. In any forward-looking statement where we express an expectation or belief as to future results or events, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but is based on underlying assumptions that may not occur and may be beyond our control and there can be no assurance that the future results or events expressed by the statement of expectation or belief will be achieved or accomplished. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking statements. We can give you no assurance that any of the events or performance measures anticipated by forward-looking statements will occur or be achieved or, if any of them do, what impact they will have on our results of operations and financial condition. Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by such forward looking statements include the following:

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  changes in or elimination of laws, tariffs, trade or other controls or enforcement practices such as:

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  national, state or federal ethanol or biodiesel tax incentives;

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  regulation currently proposed and/or under consideration which may increase the existing Renewable Fuel Standard and other legislation relating to the usage of ethanol or biodiesel;

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  state and federal regulation restricting or banning the use of Methyl Tertiary Butyl Ether, a fuel derived from methanol, which we refer to as MTBE; and

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  environmental laws and regulations applicable to our operations and the enforcement thereof;

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  availability and costs of corn, coal and natural gas;

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  changes in weather and general economic conditions;

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  overcapacity within the ethanol, biodiesel and petroleum refining industries;

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  total United States consumption of gasoline;

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  labor relations;

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  fluctuations in petroleum prices;

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  the impact on margins from a change in the relationship between prices received from the sale of co-products and the price paid for corn;

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  our or our employees' failure to comply with applicable laws and regulations;

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  our ability to generate free cash flow to invest in our business and service our indebtedness;

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  limitations and restrictions contained in the instruments and agreements governing our indebtedness;

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  our ability to raise additional capital and secure additional financing, and our ability to service such debt, if obtained;

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  our ability to retain key employees;

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  liability resulting from actual or potential future litigation;

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  competition;

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  plant shutdowns or disruptions at our plant or plants whose products we market;

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  availability of rail cars and barges;

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  renewal of alliance partner contracts;

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  our ability to receive and/or renew permits to construct and/or commence operations of our proposed capacity additions in a timely manner, or at all;

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  fluctuations in earnings resulting from increases or decreases in the value of ethanol or biodiesel inventory; and

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  other factors described elsewhere in this prospectus.

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed business information and consolidated financial statements and related Notes. This prospectus may contain certain "forward-looking" information within the meaning of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

Our Business

        We are a leading producer and marketer of ethanol in the United States based on both the number of gallons produced and the number of gallons sold. Through our own production facilities, marketing alliances with other ethanol producers and our purchase/resale operations, we marketed and distributed 695.8 million gallons of ethanol, or approximately 12.9% of the total ethanol volume sold in the United States, in 2006. We and our predecessors have been engaged in the production and marketing of ethanol since 1981. We market and distribute ethanol to many of the leading energy companies in the United States, including Royal Dutch Shell and its affiliates, Marathon Petroleum, BP, Conoco Phillips, Valero Marketing and Supply Company, Exxon/Mobil and Texaco/Chevron. We have comprehensive national distribution capabilities through our leased railcar fleet and terminal network at critical points on the nation's transport grid where our ethanol is blended with our customers' gasoline. In addition to producing ethanol, our facilities also produce several co-products, such as distillers grain, corn gluten feed, corn germ and brewers' yeast, which generate incremental revenue and help offset a significant portion of our corn costs. For the year ended December 31, 2006, we generated net sales and operating income of $1.6 billion and $106.7 million, respectively.

        We derive our revenue principally from the sale of ethanol, which we source as follows:

        Equity production.    We own and operate three facilities with a combined total annual ethanol production capacity of 207.0 million gallons. Among these three facilities is our low-cost, coal fired, wet milling plant in Pekin, Illinois, which we refer to as the "Illinois wet mill facility." We completed in January 2007 the construction of a 57.0 million gallon natural gas fired corn dry mill plant in Pekin, which we refer to as the "Illinois dry mill facility." (Dry milling refers to an ethanol production process in which the entire corn kernel is first ground into flour before processing. Wet milling refers to an ethanol production process in which the corn is first soaked or "steeped" in water before processing.) We refer to the Illinois wet mill facility and the Illinois dry mill facility collectively as the "Illinois facilities." We also hold a 78.4% interest in a natural gas fired corn dry milling plant in Aurora, Nebraska, which we refer to as the "Nebraska facility." The remaining 21.6% of the Nebraska facility is owned by Nebraska Energy Cooperative, an agricultural cooperative comprised of over 200 corn producers. We consolidate all of the revenues and expenses of the Nebraska facility in our financial statements and the interest therein of the Nebraska Energy Cooperative is reflected as minority interest. Although our equity production operations only accounted for approximately 19% of the gallons we sourced in 2006, they contributed the substantial majority of our operating income.

        Non-equity production.    We believe we have one of the largest marketing alliance networks in the ethanol industry which in 2006 allowed us to distribute approximately 12.9% of total ethanol volume sold in the United States. We source ethanol from our marketing alliance partners and purchase ethanol from unaffiliated producers and marketers. These additional sources of ethanol enable us to meet major ethanol consumer needs by leveraging our marketing expertise and distribution systems. Our marketing alliance partners pay us a commission. Commission rates typically are 1% or less of the netback price. (The netback price is the selling price of ethanol less a cost recovery component.) In addition they reimburse us for certain costs, including freight, storage, inventory carrying cost and indirect marketing costs. Although our non-equity production operations accounted for approximately 81% of the gallons we sourced in 2006, their contribution to our operating income was limited.

        We also purchase ethanol from unaffiliated producers and marketers. These transactions are driven by our ability to purchase ethanol and then, through our distribution network and customer relationships, to sell ethanol. The margin for such purchase/resale could be volatile.

        By-products.    We generate additional revenue through the sale of by-products (both co-products and bio-products) that result from the ethanol production process. These by-products include brewers' yeast, corn gluten feed and meal, corn germ, condensed corn distillers with solubles, or CCDS, carbon dioxide, dry distillers grains with solubles, or DDGS, and wet distillers grains with solubles, or WDGS. The volume of by-products we produce varies with the level of our equity production. We may also shift the mix of these by-products to increase our revenue. By-product revenue is driven by both the quantity of by-products produced and from the market price received for our by-products, which have historically tracked the price of corn. In 2006, we generated approximately $54.7 million of revenue from the sale of by-products, allowing us to recapture approximately 44.7% of our aggregate corn costs, computed by taking our gross revenues from by-products divided by our gross corn costs.

Industry Overview

        Ethanol is marketed across the United States as a gasoline blend component that serves as a clean air additive, an octane enhancer and a renewable fuel resource. It is blended with gasoline (i) as an oxygenate to help meet fuel emission standards, (ii) to improve gasoline performance by increasing octane levels and (iii) to extend fuel supplies. A small but growing amount of ethanol is also used as E85, a renewable fuels-driven blend comprised of up to 85% ethanol.

        Generally, ethanol is sold through contracts which are typically six months in duration. Ethanol is generally priced using one of three methodologies: a negotiated fixed price, a price based upon the spot market price of ethanol at the time of shipment plus or minus a fixed amount, or a price based upon the price of wholesale gasoline plus a fixed amount.

        The principal factors historically affecting the price of ethanol are the price of gasoline, federal ethanol tax incentives and ethanol industry fundamentals (i.e. capacity and demand). The principal factor affecting the cost of ethanol is the price of corn. According to recent industry reports, approximately 95% of domestic ethanol has been produced from corn fermentation and, as such, is primarily produced in the Midwestern corn-growing states.

        The U.S. fuel ethanol industry has experienced rapid growth, increasing from 1.3 billion gallons of production in 1997 to 4.8 billion gallons produced in 2006, with 2006 year-end production capacity of 5.4 billion gallons. Ethanol is blended in more than 40% of the nation's fuel. Increases in ethanol demand have been driven by recent trends, as more fully described below:

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  Emission reduction.    Ethanol is an oxygenate which, when blended with gasoline, reduces vehicle emissions. Ethanol's high oxygen content burns more completely, emitting fewer pollutants into the air. Ethanol demand increased substantially after 1990 when federal law began requiring the use of oxygenates (such as ethanol or MTBE) in reformulated gasoline, or RFG, in cities with unhealthy levels of air pollution on a seasonal or year round basis. Although the federal oxygenate requirement was eliminated in May 2006, oxygenated gasoline continues to be used in order to help meet separate federal and state fuel emission standards. Historically, refiners chose MTBE over ethanol as the main oxygenate in RFG in cities outside of the Midwest because MTBE could be blended at the refinery and shipped through existing pipelines. Twenty-five states have now banned, or significantly limited the use of MTBE, including California and New York. The refining industry has all but abandoned the use of MTBE, making ethanol the primary clean air oxygenate currently used.

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  Energy independence.    The U.S.'s dependence on foreign oil has increased every year. The Energy Information Administration, or EIA, states that out of the 19.7 million barrels of petroleum consumed per day by the U.S. in 2002, 62% was imported. This dependency is estimated to rise to 70% by 2025. Political instability and attacks on oil infrastructure in the major oil producing nations periodically disrupt the flow of oil and have added a "risk premium" to world oil prices. At the same time, demand for oil has increased as developing nations such as China and India continue to industrialize. As a result, world oil prices topped $70/barrel several times in 2005 and 2006 and averaged above $60/barrel in 2006. Ethanol is a domestic, renewable source of energy, and thus could increase the availability of domestic fuel supplies and reduce the U.S. dependence on foreign oil. In 2004, the RFA calculated that ethanol usage reduced the U.S. trade deficit by $5.1 billion by eliminating the need to import 143.3 million barrels of oil.

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  Octane enhancer.    Ethanol, with an octane rating of 113, is used to increase the octane rating of gasoline with which it is blended, thereby improving engine performance. It is used as an octane enhancer both for producing regular grade gasoline from lower octane blending stocks (including both reformulated gasoline blendstock for oxygenate blending, or RBOB, and conventional gasoline blendstock for oxygenate blending, or CBOB) and for upgrading regular gasoline to premium grades.

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  Fuel stock extender.    According to the EIA, while domestic petroleum refining capacity has increased by approximately 27% from 1980 to 2005, domestic gasoline consumption has increased 39% over the same period. By blending ethanol with gasoline, refiners are able to expand the volume of the gasoline they are able to sell.

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  Growth in E85 usage.    E85 is a blended motor fuel containing 85% ethanol and 15% gasoline sold at approximately 1,200 stations across the United States. E85 can be used in approximately 5 million Flexible Fuel Vehicles presently on the road. Although E85 currently represents less than 1% of the ethanol market (and less than 0.5% of the ethanol we produce), automakers such as Ford Motor Company and General Motors have recently announced initiatives to double flexible fuel vehicle production. Additionally, several states, such as New York, Pennsylvania, Michigan and Missouri, have launched "Ethanol Corridor" initiatives which call for availability of E85 fuel at every service station along a major interstate.

        The positive emissions and engine performance attributes of ethanol have, in part, led to a number of legislative proposals intended to increase the usage of ethanol and renewable fuels generally. Several of these proposals are highlighted below:

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  The Volumetric Ethanol Excise Tax Credit, or VEETC, which was recently extended until 2010, allows those who blend ethanol with gasoline to take a $0.51 excise tax credit for each gallon of ethanol they use, or $0.051 per gallon of gasoline sold at a blend rate of 10%. The proposed Renewable Fuels and Energy Independence Act of 2007, as currently drafted, would permanently extend this blender tax credit. In addition, a tariff of $0.54 per gallon is generally levied on certain imported ethanol, which Congress has recently extended until January 1, 2009.

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  The Energy Policy Act of 2005 included a nationwide renewable fuels standard, or RFS, as a replacement for the federal oxygenate requirement. The RFS establishes minimum nationwide levels of renewable fuels, such as ethanol. The RFS increases from 4.0 billion gallons of RFS required usage in 2006 to 7.5 billion gallons by 2012. Several states, such as Minnesota, Montana and Hawaii have enacted their own renewable fuel standards, which in some instances exceed federally-mandated targets.

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  Most recently, President Bush announced support for reducing gasoline usage by 20% from current levels by 2017, in his 2007 State of the Union address, and proposed an increase in the federally-mandated usage of renewable fuels, which include corn ethanol, to 35 billion gallons per year by 2017. We believe that continued legislative support for renewable fuels, combined with the positive performance and environmental characteristics of ethanol, will support increases in ethanol demand in the future.

Our Competitive Strengths

        Strong market position.    We are a leading producer and marketer of ethanol in the United States based both on the number of gallons produced and sold. For the year ended December 31, 2006, we produced 133.0 million gallons, sold 561.2 million gallons of ethanol from non-equity production, and reduced inventory by 1.6 million gallons for a total sales volume of 695.8 million gallons, representing approximately 12.9% of all ethanol sold in the United States during that period.

        Diversified supply base.    Our three facilities and our marketing alliances are diversified across geography and employ various fuel sources and technologies, all of which allow us to capitalize on multiple business opportunities. We also generate revenue from multiple sources: equity, non-equity and co-products.

        Extensive distribution system.    We control and operate an extensive distribution system developed over 25 years through which we ship by rail, truck and barge. We believe that our extensive distribution system provides a competitive advantage because it permits us to increase our ethanol sales at blending terminals (which may pay a higher price). This also allows us to use alternative modes of transportation from multiple supply points to lower overall transportation costs.

        Supplier of choice.    We maintain long-standing customer relationships with most of the major integrated oil refiners operating in North America (including Royal Dutch Shell and its affiliates, Conoco Phillips Company, Valero Marketing and Supply Company, and Chevron Corporation) because of our ability to distribute ethanol extensively. We have had relationships with each of Chevron Corporation and Royal Dutch Shell and its affiliates since 1981 and deeply value both old and new relationships with each of our customers. We believe our extensive distribution system and the aggregate volumes we provide through our marketing alliances and purchase/resale operation allow us to provide superior customer service, reliably delivering large volumes of ethanol directly to our customers' blending sites in sufficient quantities.

        Low cost producer.    We believe we are a low cost producer of ethanol in the United States. Our Illinois wet mill facility generates 55.0% of its own electricity and 78.0% of its fuel requirements are met by using lower cost coal, which provides us significant cost savings compared to ethanol facilities that use higher cost natural gas to generate power. In addition, our Illinois wet mill facility generates higher margin co-products and bio-products, which allowed us to recapture approximately 51% of our corn cost in the year ended December 31, 2006, which is a higher percentage than our competitors, who employ the dry mill production process. At our Nebraska facility which employs the dry mill process, we recaptured approximately 27% of our total corn costs. Furthermore, we believe that the shared infrastructure at our facilities lowers the costs of each of our plants.

        Strong financial profile.    As of March 31, 2007, we maintained cash and short-term investments totaling $425.9 million with $300 million of funded indebtedness. In addition, in 2006 our base of operations, consisting of 150 million gallons of nameplate equity production (subsequently increased to 207 million gallons upon completion of our Pekin dry mill facility in January 2007) and our non-equity production, generated revenue and operating income of $1.6 billion and $106.7 million, respectively. We believe the combination of our conservative balance sheet at March 31, 2007 and our existing base of operations provide us with a strong financial profile to support our growth strategy.

        Experienced and proven management team.    Our Company has a highly experienced management team with an average industry experience of almost 30 years. Our President and CEO Ronald H. Miller was appointed the Chairman of the RFA, the leading ethanol industry organization, in 2005, where he previously served as the Chairman from 1995 to 2005. Mr. Miller has directed our operations for 26 years through various operating environments and has worked in the ethanol industry for over 30 years.

Business and Growth Strategy

        We are pursuing the following business strategies:

        Add production capacity to meet expected demand for ethanol.    We have identified opportunities to increase our equity production capacity through the development of new production facilities and are continually exploring acquisition opportunities. In addition to the 57 million gallon dry mill expansion of our Pekin, Illinois facility which was completed in early 2007, we are exploring expanding capacity at three sites:

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  a 113 million gallon dry mill in Pekin, Illinois

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  a 226 million gallon plant in Aurora, Nebraska (to be constructed in two phases of 113 million gallons each) and

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  a 226 million gallon plant in Mount Vernon, Indiana (to be constructed in two phases of 113 million gallons each)

        We intend to substantially complete 226 million gallons of capacity expansions in 2008. While we originally intended to complete an additional 339 million gallons of capacity expansions in 2009, based on current construction costs and market conditions we may elect to delay some or all of the 339 million gallons of capacity scheduled for 2009. The timing of the remaining expansions will be based upon, among other factors, market conditions and the availability of financing on attractive terms. On May 31, 2007, we entered into separate but substantially identical engineering, procurement and construction ("EPC") contracts with a construction firm, Kiewit Energy Company ("Kiewit") to build two initial 113 million gallon ethanol production facilities in Mount Vernon, Indiana and Aurora, Nebraska. Delta-T Corporation is the technology provider and is a sub-contractor to Kiewit under the EPC contracts. Under the terms of each of the EPC contracts, Kiewit will provide certain EPC materials and services necessary to build ethanol production facilities at each site capable of initially producing 113 million gallons of denatured ethanol annually as the primary product. In addition, the EPC contracts also call for Kiewit to provide certain additional materials and services to prepare each site for a phase II expansion. A phase II expansion would double the capacity of each of the plants, and the Company is currently seeking permits for the full 226 million gallons of annual production capacity for each site upfront. The EPC contracts call for payments to Kiewit in the amount of $462.5 million. Certain owner project costs are excluded from the EPC contracts. These include, but are not limited to, the cost of land, as well as the cost of bringing power, water sewer and natural gas service to the sites. These costs are the responsibility of Aventine. Each of the EPC contracts also allows for credits against the contract total for amounts paid for materials and services under the advance work agreement and the Aurora pre-EPC agreement described under "—Recent Developments."

        Our timetable is subject to numerous factors beyond our control. In particular, we have not yet received any environmental or other permits with respect to these expansions (although construction and certain other permit applications have been filed). Accordingly, we cannot give assurance that these expansion projects will be completed on a timely basis or at all or that we will realize the benefits we anticipate. In addition, while we expect to raise additional debt to fund the phase II facility additions, we cannot be sure that we will be able to obtain additional financing for these phase II transactions on attractive terms or at all. In addition, we may have to pay penalties or damages under certain contracts related to such capacity expansions.

        Expand marketing alliances.    We signed our first marketing alliance agreement in 2001 and as of the date of this prospectus have increased the program to 12 alliance contracts with operating third party plants. As of the date of this prospectus these 12 alliance partners have operations whose current production capacities total approximately 361 million gallons of ethanol annually.

        Capitalize on current and changing regulation.    Through expansion of marketing alliances and continued investment in increasing production capacity, we believe we are well positioned to take advantage of the current and changing regulatory environment in our industry. For example, the Energy Policy Act of 2005 created the RFS, which is expected to increase demand for ethanol and other renewable fuels. Moreover, President George Bush, in his January 2007 State of the Union speech, called for substantial increases in subsidized ethanol production. The President's proposal has been met with strong support by organizations such as the National Corn Growers Association.

        Research into cellulosic ethanol.    Cellulosic plant biomass represents an untapped potential feedstock for the generation of fuel ethanol from renewable resources. In 2001, we teamed with Purdue University and the U.S. Department of Agriculture's, or USDA, National Center for Agriculture Utilization Research in Peoria, Illinois to develop an efficient and economical pretreatment process for corn fiber and corn stover (the stalks and husks left over after harvest). We spent approximately $0.2 million on cellulosic research in 2006, and an aggregate of $0.1 million in 2005 and 2004. We maintain our commitment to research the potential benefits associated with cellulosic ethanol.

        Entry into new and diversified markets.    We are continually expanding our number of terminals in new markets in the United States and negotiating additional sales agreements. As of March 31, 2007, we had 54 terminals. We persistently strive to optimize our multiple modes of transportation and sources of production. In addition, as numerous countries in Europe, Asia and South America have increased the mandated use of renewable fuels, we believe that there are export opportunities for our ethanol and by-products.

Aventine Organizational Structure

        The chart below identifies our organizational structure.

(1)
Nebraska Energy Cooperative is an agricultural cooperative comprised of 215 corn producers

Recent Developments

        EPC contracts with Kiewit Energy Company.    On May 31, 2007, we entered into separate but substantially identical EPC contracts with Kiewit to build ethanol production facilities in Mount Vernon, Indiana and Aurora, Nebraska. Delta-T Corporation is the technology provider and is a sub-contractor to Kiewit under the EPC contracts. Under the terms of each of the EPC contracts, Kiewit will provide certain EPC materials and services necessary to build ethanol production facilities at each site capable of initially producing 113 million gallons of denatured ethanol annually as the primary product. In addition, the EPC contracts also call for Kiewit to provide certain additional materials and services to prepare each site for a phase II expansion. A phase II expansion would double the capacity of each of the plants, and the Company is currently seeking permits for the full 226 million gallons of annual production capacity for each site upfront. The EPC contracts call for payments to Kiewit in the amount of $462.5 million. Certain owner project costs are excluded from the EPC contracts. These include, but are not limited to, the cost of land, as well as the cost of bringing power, water sewer and natural gas service to the sites. These costs are the responsibility of Aventine. Each of the EPC contracts also allows for credits against the contract total for amounts paid for materials and services under the advance work agreement and the Aurora pre-EPC agreement described below.

        Pre-EPC contracts with Kiewit Energy Company and Delta-T Corporation.    In March 2007, we signed a $102 million "advance work agreement" with Delta-T Corporation for the purchase of long lead-time equipment for the proposed Mount Vernon and Aurora West facilities. We also signed a $12 million "Aurora pre-EPC agreement" with Kiewit for initial site work at Aurora West.

        Appointment of Chief Operating Officer.    On March 9, 2007, we announced that we had appointed Daniel Trunfio, Jr. as our new Chief Operating Officer. Mr. Trunfio has worked in the ethanol industry for over 20 years. Mr. Trunfio has held a number of leadership roles including General Manager and Vice President positions in commercial, trading and consumer businesses during his over 20 years with the Royal Dutch/Shell Group.

        Biodiesel Marketing.    In March 2007, we announced that we had entered the biodiesel marketing business. We have launched a marketing program for biodiesel similar to our ethanol marketing program. We shipped biodiesel to customers beginning in the first quarter of 2007.

        Marketing agreements with Panda Ethanol and Virgin Venture.    In February 2007, we announced that we had signed marketing agreements for two additional Panda Ethanol, Inc. plants. The two Panda ethanol refineries are under development and will be located in Yuma, Colorado and Haskell County, Kansas. Also in February 2007, we announced that the Obion, Tennessee facility of Ethanol Grain Processors, LLC, or EGP, will join our marketing alliance network. We will market all of the ethanol for the EGP facility when production begins. Completion of the facility is expected in late summer or early fall 2008. EGP's largest investor, VVB, LLC, is an entity majority-owned jointly by an affiliate of Sir Richard Branson's Virgin Group and by Bioverda International Holdings Limited.

        Dry mill facility in Pekin, Illinois.    In January 2007 we announced that our new dry mill facility in Pekin, Illinois had begun producing ethanol. The new plant began grinding corn on December 31, 2006 and was built by Kiewit. This dry mill has capacity of 57 million gallons of ethanol per year.

        Mount Vernon, Indiana—agreements with Consolidated Grain and Barge Company.    In September 2006, we announced that we signed definitive agreements with Consolidated Grain and Barge Company, or CGB, to include, among other things, the construction of a new ethanol facility in Mount Vernon, Indiana. We plan to construct and operate a 226.0 million gallon ethanol facility on the 116 acre site at the Port of Indiana Mount Vernon in two stages of 113 million gallons each. CGB will be the exclusive grain originator and dry distillers grain with solubles, or DDGS, export marketer at the facility, as well as the sole provider for ethanol and DDGS at the site. In January 2007, we signed a lease agreement for 20 years, with options to extend the lease for six additional consecutive terms of five years each.

SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

The Exchange Offer

Background	On March 27, 2007, we completed a private placement of $300,000,000 aggregate principal amount of the Original Notes. In connection with that private placement, we entered into a registration rights agreement for the Original Notes in which we agreed to, among other things, complete a registered exchange offer for the Original Notes. The registration rights agreement requires us to use our commercially reasonable efforts to cause this exchange offer to be completed by October 23, 2007. In the event this exchange offer is not completed by such date, we will be required to pay additional interest with respect to the Original Notes until the exchange offer is completed.
Notes Offered	We are offering up to $300,000,000 aggregate principal amount of New Notes, which have been registered under the Securities Act.
The Exchange Offer
We are offering to issue the New Notes in exchange for a like principal amount of your Original Notes. We are offering to issue the New Notes to satisfy our obligations contained in the registration rights agreement entered into when the Original Notes were sold in transactions permitted by Rule 144A and Regulation S under the Securities Act and therefore not registered with the SEC. For procedures for tendering, see "The Exchange Offer."
Tenders, Expiration Date, Withdrawal
The exchange offer will expire at 5:00 p.m. New York City time on , 2007 unless it is extended. If you decide to exchange your Original Notes for New Notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the New Notes. If you decide to tender your Original Notes in the exchange offer, you may withdraw them at any time prior to , 2007. If we decide for any reason not to accept any Original Notes for exchange, your Original Notes will be returned without expense to you promptly after the exchange offer expires.
United States Federal Income Tax Consequences
Your exchange of Original Notes for New Notes in the exchange offer will not result in any income, gain or loss to you for U.S. federal income tax purposes. See "Material United States Federal Income Tax Consequences."
Use of Proceeds	We will not receive any proceeds from the issuance of the New Notes in the exchange offer.
Exchange Agent	Wells Fargo Bank, N.A. is the exchange agent for the exchange offer.

Failure to Tender Your Original Notes
If you fail to tender your Original Notes in the exchange offer, you will not have any further rights under the registration rights agreement, including any right to require us to register your Original Notes or to pay you additional interest.

        You will be able to resell the New Notes without registering them with the SEC if you meet the requirements described below.

        Based on interpretations by the SEC's staff in no-action letters issued to third parties, we believe that New Notes issued in exchange for Original Notes in the exchange offer may be offered for resale, resold or otherwise transferred by you without registering the New Notes under the Securities Act or delivering a prospectus, unless you are a broker-dealer receiving notes for your own account, so long as:

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  you are not one of our "affiliates," which is defined in Rule 405 of the Securities Act;

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  you acquire the New Notes in the ordinary course of your business;

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  you do not have any arrangement or understanding with any person to participate in the distribution of the New Notes; and

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  you are not engaged in, and do not intend to engage in, a distribution of the New Notes.

        If you are an affiliate of Aventine, or you are engaged in, intend to engage in or have any arrangement or understanding with respect to, the distribution of New Notes acquired in the exchange offer, you (1) should not rely on our interpretations of the position of the SEC's staff and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        If you are a broker-dealer and receive New Notes for your own account in the exchange offer:

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  you must represent that you do not have any arrangement with us or any of our affiliates to distribute the New Notes;

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  you must acknowledge that you will deliver a prospectus in connection with any resale of the New Notes you receive from us in the exchange offer; the letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an "underwriter" within the meaning of the Securities Act; and

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  you may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of New Notes received in exchange for Original Notes acquired by you as a result of market-making or other trading activities.

        For a period of one year after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale described above.

SUMMARY TERMS OF THE NEW NOTES

        The summary below describes the principal terms of the New Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the New Notes" section of this prospectus contains a more detailed description of the terms and conditions of the New Notes.

        The New Notes will be identical in all material respects to the Original Notes for which they have been exchanged, except:

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  the New Notes will have been registered under the Securities Act, and thus the New Notes generally will not be subject to the restrictions on transfer applicable to the Original Notes or bear restrictive legends;

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  the New Notes will bear a different CUSIP number from the Original Notes;

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  the New Notes will not be entitled to registration rights; and

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  the New Notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

Issuer	Aventine Renewable Energy Holdings, Inc.
New Notes Offered	$300,000,000 aggregate principal amount of 10.0% Senior Unsecured Fixed Rate Notes.
Maturity Date	The New Notes will mature on April 1, 2017.
Interest	10.0% per annum fixed-rate.
Interest Payment Dates	We will pay interest on the New Notes on April 1 and October 1 of each year, beginning on October 1, 2007, and ending on the maturity date.
Collateral	The New Notes and the note guarantees are unsecured.
Optional Redemption
We may redeem any of the New Notes, in whole or in part, beginning on or after April 1, 2012. The initial redemption price will be 105% of their principal amount, plus accrued and unpaid interest. The redemption price of the New Notes will decline annually after April 1, 2012 and will be 100% of their principal amount, plus accrued interest, beginning on April 1, 2015.

In addition, before April 1, 2010, we may redeem up to 35% of the aggregate principal amount of outstanding New Notes with the Net Cash Proceeds of one or more sales of our Capital Stock at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to the redemption date; provided that at least 65% of the aggregate principal amount of New Notes outstanding immediately prior to such redemption remains outstanding immediately after such redemption and notice of any such redemption is mailed within 60 days of such sale of Capital Stock

Change of Control
Upon a Change of Control, as defined under "Description of the New Notes," we will be required to commence and consummate an offer to purchase all the New Notes then outstanding at a purchase price equal to 101% of their principal amount, plus accrued interest (if any) to the date of repurchase. We may not have sufficient funds available at the time of a Change of Control to repurchase the New Notes.
Guarantees
The New Notes are jointly and severally guaranteed on an unsecured unsubordinated basis by all of our existing domestic subsidiaries (other than our Nebraska subsidiary, or "NELLC"). In the event that NELLC becomes a wholly owned subsidiary, NELLC and its subsidiaries will be required to guarantee the notes. In addition, all future subsidiaries that guarantee any of our indebtedness (other than certain revolving credit or other similar agreements the aggregate principal amount outstanding under which does not exceed the borrowing base as defined in "Description of the Notes") will be required to guarantee the New Notes.
Ranking	The New Notes will:
	•	be general senior unsecured obligations of Aventine;
	•	rank equal in right of payment with all existing and future unsubordinated indebtedness of Aventine;
	•	rank senior in right of payment to all existing and future unsecured subordinated indebtedness of Aventine;
	•	be effectively junior to all of the obligations, including trade payables, of the subsidiaries of Aventine (other than the subsidiary guarantors); and
	•	be effectively subordinated to all secured indebtedness of Aventine to the extent of the value of the assets securing such indebtedness.
The guarantees will:
	•	be general senior unsecured obligations of the subsidiary guarantors;
	•	rank equal in right of payment with all existing and future unsubordinated indebtedness of the subsidiary guarantors;
	•	rank senior in right of payment with all future subordinated indebtedness of the subsidiary guarantors; and
	•	be effectively subordinated to all secured indebtedness of the subsidiary guarantors to the extent of the value of the assets securing such indebtedness.
As of June 20, 2007:
	•	Aventine had no indebtedness outstanding other than the Original Notes and one letter of credit in the amount of $1.225 million under our secured revolving credit facility;

	•	the initial guarantors had no indebtedness outstanding other than the Original Notes; and
At March 31, 2007 our subsidiaries that are not guarantors had approximately $3.9 million of liabilities outstanding.

In the years ended December 31, 2006 and 2005 and the three months ended March 31, 2007, our non-guarantor subsidiary represented 5.1%, 6.5% and 5.0% of our consolidated revenues, respectively, and 27.3%, 22.8% and 12.8% of our consolidated income before taxes, respectively. At March 31, 2007, our non-guarantor subsidiary had total assets of approximately $26.8 million.

Our revolving credit agreement is secured by substantially all of the assets of Aventine and its subsidiaries, with the exception of NELLC. The New Notes will be effectively subordinated to such indebtedness to the extent of such security interests.
Certain Covenants	The indenture governing the New Notes limits our ability and the ability of our restricted subsidiaries to, among other things:
	•	incur additional debt and issue preferred stock;
	•	create liens;
	•	pay dividends, acquire shares of capital stock, make payments on subordinate debt or make investments;
	•	place limitations on distributions from restricted subsidiaries;
	•	issue guarantees;
	•	issue or sell the capital stock of restricted subsidiaries;
	•	sell or exchange assets;
	•	enter into transactions with affiliates; and
	•	effect mergers.
These covenants are subject to a number of important exceptions and qualifications. See "Description of the New Notes."
Absence of Public Market for the New Notes
The New Notes will generally be freely transferable but will be a new issue of securities for which there is currently no established market. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes. We do not intend to apply for a listing of the New Notes on any securities exchange or an automated dealer quotation system.
Risk Factors	See "Risk Factors" beginning on page 14 for a discussion of factors you should carefully consider before deciding to exchange your Original Notes for New Notes.

RISK FACTORS

        You should carefully consider the risk factors set forth below. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to our Business

  We operate in a highly competitive industry with low barriers to entry. In addition, if the expected increase in ethanol demand does not occur, or if the demand for ethanol otherwise decreases, there may be excess capacity in our industry.

        In the U.S., we compete with other corn processors and refiners, including Archer-Daniels-Midland Company, VeraSun Energy Corporation, Hawkeye Holdings, Inc., Pacific Ethanol, U.S. BioEnergy Corporation, Cargill, Inc. and A.E. Staley Manufacturing Company, a subsidiary of Tate & Lyle, PLC. Some of our competitors are divisions of larger enterprises and have greater financial resources than we do. Although many of our competitors are larger than we are, we also have smaller competitors. Farm cooperatives comprised of groups of individual farmers have been able to compete successfully. As of December 2006, the top ten domestic producers accounted for approximately 45% of all production capacity.

        We also face increasing competition from international suppliers. Although there is a tariff on foreign produced ethanol that is slightly larger than the federal ethanol tax incentive, ethanol imports equivalent to up to 7% of total domestic production from certain countries were exempted from this tariff under the CBI (The Caribbean Basin Initiative) to spur economic development in Central America and the Caribbean.

        Moreover, domestic capacity has increased steadily from 1.3 billion gallons per year in 1997 to 5.4 billion gallons per year at the end of 2006. In addition, there is a significant amount of capacity being added to our industry. According to the RFA, approximately 6.0 billion gallons per year of production capacity was under construction as of December 2006. This capacity is being added to address anticipated increases in demand. Demand for ethanol may not increase as quickly as expected or to a level that exceeds supply, or may not increase at all. If the ethanol industry has excess capacity and such excess capacity results in a fall in prices, it will have an adverse impact on our results of operations, cash flows and financial condition. Excess capacity may result from the increases in capacity coupled with insufficient demand. Demand could be impaired due to a number of factors, including regulatory developments and reduced U.S. gasoline consumption. Reduced gasoline consumption could occur as a result of increased gasoline or oil prices. For example, price increases could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline mileage. There is some evidence that this has occurred in the recent past as U.S. gasoline prices have increased. Demand for ethanol can also fall if gasoline prices decrease because ethanol is used as a potential substitute for gasoline.

        During 2002, our results of operations were significantly negatively impacted because of the excess capacity which came online in anticipation of the MTBE ban in California which became effective later than expected. Our top customers are oil companies which make significant profits from the sale of gasoline. As such they may oppose mandated blending of gasoline with ethanol and any increase in such mandated blending. Our competitors include plants owned by farmers who earn their livelihood through the sale of corn, and hence may not be as focused on obtaining optimal value for their produced ethanol as we are.

  Our business is dependent upon the availability and price of corn. Significant disruptions in the supply of corn will materially affect our operating results. In addition, since we generally cannot pass on increases in corn prices to our customers, continued periods of historically high corn prices will also materially adversely affect our operating results.

        The principal raw material we use to produce ethanol and ethanol by-products is corn. In 2006, we purchased approximately 51.0 million bushels of corn at a cost of $122.4 million, which comprised about 57.2% of our total cost of production. In 2006, our average corn cost ranged from a low of $2.05 per bushel in January 2006 to a high of $3.14 per bushel in December 2006. Beginning in September 2006, corn prices began rising significantly, and this trend continues. The vast increase in U.S. ethanol capacity under construction could outpace increases in corn production, which may increase corn prices and significantly impact our profitability.

        As a result, changes in the price of corn have had an impact on our business. In general, higher corn prices produce lower profit margins and, therefore, represent unfavorable market conditions. This is especially true when market conditions do not allow us to pass along increased corn costs to our customers. At certain levels, corn prices may make ethanol uneconomical to use in markets and volumes above the requirements set forth in the renewable fuels standard or for which ethanol is used as an oxygenate in order to meet federal and state fuel emission standards.

        The price of corn is influenced by general economic, market and regulatory factors. These factors include weather conditions, farmer planting decisions, government policies and subsidies with respect to agriculture and international trade and global demand and supply. The significance and relative impact of these factors on the price of corn is difficult to predict. Factors such as severe weather or crop disease could have an adverse impact on our business because we may be unable to pass on higher corn costs to our customers. Any event that tends to negatively impact the supply of corn will tend to increase prices and potentially harm our business. The increasing ethanol capacity could boost demand for corn and result in increased prices for corn. We expect the price of corn to continue to remain at levels that would be considered as historically high.

        In an attempt to partially offset the effects of fluctuations in corn costs on operating income, we take hedging positions in the corn futures markets. However, these hedging transactions also involve risk to our business. See "—We may engage in hedging or derivative transactions which involve risks that can harm our business."

  The spread between ethanol and corn prices can vary significantly and our profitability from gallons produced at our facilities is dependent on this spread.

        Gross profit on gallons produced at our facilities, which accounts for the substantial majority of our operating income, is principally dependent on the spread between ethanol and corn prices. The spread between ethanol and corn prices in 2006 was at historically high levels, driven in large part by high oil prices and shortages of ethanol. The spread between ethanol and corn prices has fallen significantly since the summer of 2006. Any reduction in the spread between ethanol and corn prices, whether as a result of an increase in corn prices or a reduction in ethanol prices, would adversely affect our financial performance. If the spread decreases below a certain level, we will likely experience losses.

  Fluctuations in the demand for gasoline may reduce demand for ethanol.

        Ethanol is marketed as both an oxygenate to reduce vehicle emissions from gasoline and as an octane enhancer to improve the octane rating of gasoline with which it is blended. As a result, ethanol demand is influenced by the supply of and demand for gasoline. Therefore, the price of ethanol tends to rise and fall with gasoline prices. If gasoline demand decreases, our results of operations and financial condition may be materially adversely affected.

  The U.S. ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation, and any changes in such legislation or regulation could materially adversely affect our results of operations and financial condition.

  The elimination or significant reduction in the federal ethanol tax incentive could have a material adverse effect on our results of operations.

        The production of ethanol is made significantly more competitive by federal tax incentives. The federal excise tax incentive program, which is scheduled to expire on December 31, 2010, allows gasoline distributors and refiners who blend ethanol with gasoline to receive a federal excise tax credit for each blended gallon they sell regardless of the blend rate. If the fuel is blended with ethanol, the blender may claim a $0.51 per gallon tax credit for each gallon of ethanol used in the mixture. We cannot provide any assurance, however, that the federal ethanol tax incentives will be renewed in 2010 or if renewed, on what terms they will be renewed. The elimination of, or a significant reduction in, the federal ethanol tax incentive could have a material adverse effect on our results of operations.

  Waivers of the RFS minimum levels of renewable fuels included in gasoline could have a material adverse affect on our results of operations.

        Under the Energy Policy Act of 2005, the Department of Energy, in consultation with the Secretary of Agriculture and the Secretary of Energy, may waive the RFS mandate with respect to one or more states if the administrator determines that implementing the requirements would severely harm the economy or the environment of a state, a region or the U.S., or that there is inadequate supply to meet the requirement. Any waiver of the RFS with respect to one or more states would adversely offset demand for ethanol and could have a material adverse effect on our results of operations and financial condition.

  While the Energy Policy Act of 2005 imposes a RFS, it does not mandate the use of ethanol.

        The RFS included in the Energy Policy Act of 2005 requires blenders and refiners to use renewable fuels (which includes ethanol), in amounts prescribed in the Act. While the RFA expects that ethanol should account for the largest share of renewable fuels produced and consumed under the RFS, the RFS is not limited to ethanol and also includes biodiesel and any other liquid fuel produced from biomass or biogas. Currently, there is not significant industrial capacity to produce these alternatives. However, we believe there are proto-type plants in operation and there could be plans to build additional plants.

        Although the RFS requires the use of prescribed amounts of renewable fuels, the EPA has not finalized the rules which will enforce this requirement. We expect those rules to include credit trading by our customers. It is possible that the practical application of these rules will not result in as much demand for ethanol as anticipated.

        While the Energy Policy Act of 2005 eliminated the oxygenate requirement contained in the Clean Air Act, it did not eliminate fuel emission standards that refiners must meet. Oxygenates, particularly ethanol, continue to be used by refiners to meet federal and state fuel emission requirements. However, we cannot provide any assurance that the elimination of the oxygenate requirement for reformulated gasoline in the RFG program included in the Clean Air Act will not result in a decline in ethanol consumption, which in turn could have a material adverse effect on our results of operations and financial condition.

  Certain countries can import ethanol into the U.S. duty free, which may undermine the ethanol industry in the U.S.

        Imported ethanol is generally subject to a $0.54 per gallon tariff and a 2.5% ad valorem tax that was designed to offset the $0.51 per gallon ethanol subsidy currently available under the federal excise tax incentive program for refineries and blenders that mix ethanol with their gasoline. On

December 20, 2006, the tariff on foreign produced ethanol was extended until January 1, 2009. At a certain price level, imported ethanol may become profitable for sale in the U.S. despite the tariff. This occurred in the second half of 2006, due to a spike in the ethanol prices and insufficient supply. As a result, there may effectively be a ceiling on U.S. ethanol prices. This, combined with uncertainties surrounding U.S. producers ability to meet domestic demand, resulted in significant imports of ethanol in 2006, especially from Brazil. Furthermore, East Coast facilities are better suited to bringing in product by water rather than rail (the preferred path for ethanol from the Midwest). The combination made it more economic for some buyers to import ethanol with the full import duty than to bring supplies from the Midwest. Given the increase in ethanol demand from the elimination of MTBE and expected transportation bottlenecks delivering material from the Midwest, imports of ethanol could rise.

        There is a special exemption from the tariff for ethanol imported from 24 countries in Central America and the Caribbean islands which is limited to a total of 7% of U.S. production per year (with additional exemptions for ethanol produced from feedstock in the Caribbean region over the 7% limit). In addition, the NAFTA (The North America Free Trade Agreement which was signed into law January 1, 1994) countries, Canada and Mexico, are exempt from duty. See "Business—Legislative Drivers and Government Regulation" and "Business—The federal ethanol tax incentive program." Imports from the exempted countries have increased in recent years and are expected to increase further as a result of new plants under development.

  We may be adversely affected by environmental, health and safety laws, regulations and liabilities.

        We are subject to various stringent federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. In addition, some of these laws and regulations require our facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns. We cannot assure you that we have been, are or will be at all times in complete compliance with these laws, regulations or permits or that we have had or currently have all permits required to operate our business. Environmental laws and regulations (and interpretations thereof) change over time, and any such changes, more vigorous enforcement policies or the discovery of currently unknown conditions may require substantial additional environmental expenditures and may have a material adverse effect on our results of operations or financial condition. In addition, continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at our ongoing operations. In the past, we have been subject to legal actions brought by environmental, regulatory authorities, advocacy groups and other parties for actual or alleged violations of environmental laws and regulations and certain of our environmental permits. We cannot assure you that we will not be subject to legal actions brought by such parties in the future for actual or alleged violations.

        Federal and state environmental authorities have been investigating alleged excess VOC emissions and other air emissions from U.S. ethanol plants, including our Illinois wet mill and Nebraska facilities. In April 2005, we entered into a consent decree with state authorities, settling their investigation with respect to our Nebraska facility, which consent decree required us to secure a new air emissions permit, install additional air pollution control equipment at a cost of approximately $4 million and pay a $40 thousand fine. The matter relating to our Illinois wet mill facility is still pending, and we could be required to install additional air pollution control equipment or take other measures to control air pollutant emissions at this facility. If authorities require us to install controls, costs would likely be higher than those expended at our Nebraska facility due to the larger size of the Illinois wet mill facility. In addition, we may be required to pay fines that could be material if the authorities determine our emissions were in violation of applicable law. We cannot assure you that the resolution of this or any other environmental matters affecting us will not have a material adverse effect on our results of operations or financial condition.

        We have made, and expect to continue making, significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations and permits. We have included in our capital budget for 2007 and 2008 approximately $10.8 million and $4.5 million, respectively, for projects relating to environmental, health and safety matters, including for the installation of air pollution control equipment and for wastewater discharge improvements at our Illinois wet mill facility. The majority of the 2007 environmental capital budget relates to compliance with the EPA's final National Emissions Standard for Hazardous Air Pollutants, or NESHAP, under the federal Clean Air Act for industrial, commercial and institutional boilers and process heaters. This NESHAP will require us to implement maximum achievable control technology at our Illinois wet mill facility to reduce hazardous air pollutant emissions from certain of our boilers and process heaters by September 13, 2007. Based on engineering conducted to date and currently available information, we have budgeted $7.4 million to comply with this NESHAP in 2007. Due to various reasons, including equipment delivery delays, however, we may not be able to meet the September 2007 deadline. We are continuing to discuss a deadline extension with the state authorities. If an extension is not granted, and we do not meet the September 2007 deadline, fines and penalties could be imposed on us, which could be substantial. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources—Uses of Liquidity—Capital Expenditures," and "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Environmental Matters."

        We are also subject to potential liability for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we arranged for the disposal of hazardous wastes, including contamination caused by prior owners or operators of all such locations, abutters or other persons. If hazardous or other materials have been or are disposed of or released at sites that undergo investigation and/or remediation, we may be responsible under CERCLA or other environmental laws for all or part of the costs of such investigation and/or remediation, and for damages to natural resources. We have not accrued any amounts for environmental contamination matters as of December 31, 2006. The ultimate costs of any liabilities that may be identified or the discovery of additional contaminants could adversely impact our results of operation or financial condition. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from such properties. Some of these matters may require us to expend significant amounts for investigation and/or cleanup or other costs.

        In addition, the hazards and risks associated with producing and transporting our products (such as fires, natural disasters, explosions, abnormal pressures and spills) may result in personal injury claims or damage to property, natural resources and third parties. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. Our coverage includes, but is not limited to, physical damage to assets, employer's liability, comprehensive general liability, automobile liability and workers' compensation. We do not carry environmental insurance. We believe that our insurance is adequate for our industry, but losses could occur for uninsurable, or uninsured, risks or in amounts in excess of existing insurance coverage. The occurrence of events which result in significant personal injury or damage to our property, natural resources or third parties that are not covered by insurance could have a material adverse impact on our results of operations and financial condition.

        We currently generate revenue from the sale of carbon dioxide which is a co-product of the ethanol production process at each of our Illinois and Nebraska facilities. If new laws or regulations are passed relating to the production, disposal or emissions of carbon dioxide, we may not be able to continue generating revenue from carbon dioxide sales. Furthermore, we may also be required to incur significant costs to comply with any new laws or regulations relating to carbon dioxide.

        For more information about our environmental compliance and actual and potential environmental liabilities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Uses of Liquidity—Capital Expenditures," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters," and "Business—Environmental and Regulatory Matters."

  We may engage in hedging or derivative transactions which involve risks that can harm our business.

        In an attempt to minimize the effects of the volatility of the price of corn, natural gas, electricity and ethanol ("commodities") and interest rates on operating income, we may take hedging positions in the commodities and enter into interest rates futures, options, swaps and caps. Hedging arrangements also expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price of the commodities. Although we attempt to link our hedging activities to sales plans and pricing activities, occasionally such hedging activities can themselves result in losses. There can be no assurance that such losses will not occur. Alternatively, we may choose not to engage in hedging transactions in the future. As a result, our results of operations may be adversely affected during periods in which corn and/or natural gas prices increase.

  We are substantially dependent on our three facilities and our alliance partner facilities and any operational disruption could result in a reduction of our sales volumes and could cause us to incur substantial expenditures.

        The substantial majority of our net income is derived from the sale of ethanol and the related bio-products and co-products that we produce at our Illinois facilities and our Nebraska facility. Our operations may be subject to significant interruption if either of the Illinois facilities or Nebraska facility experiences a major accident or is damaged by severe weather or other natural disaster. In addition, our operations may be subject to labor disruptions and unscheduled downtime, or other hazards inherent in our industry. Some of those hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension or termination of operations and the imposition of civil or criminal penalties. As protection against these hazards, we maintain property, business interruption and casualty insurance which we believe is in accordance with customary industry practices, but we cannot provide any assurance that this insurance will be adequate to fully cover the potential hazards described above or that we will be able to renew this insurance on commercially reasonable terms or at all.

        Any disruptions at our alliance partners' facilities could have a material adverse effect on our results of operations and financial condition. We agree through our alliance partner agreements to purchase all fuel grade ethanol produced by our alliance partners and title to the product transfers to us when product is loaded. Any disruptions at the alliance partners' facilities could affect our ability to meet our customers' demands. As a result of a disruption at an alliance facility, we may have to purchase ethanol from the spot market.

  The market for natural gas is subject to market conditions that create uncertainty in the price and availability of the natural gas that we utilize in our production process.

        We rely upon third parties for our supply of natural gas which is consumed in the production of ethanol. The prices for and availability of natural gas are subject to volatile market conditions. These market conditions often are affected by factors beyond our control such as weather conditions (including hurricanes), overall economic conditions and foreign and domestic governmental regulation and relations. Significant disruptions in the supply of natural gas could temporarily impair our ability to produce ethanol for our customers. Further, increases in natural gas prices or changes in our natural gas costs relative to natural gas costs paid by competitors may adversely affect our results of operations and financial condition. The price fluctuation in natural gas prices over the seven year period from 1999 through December 31, 2006, based on the New York Mercantile Exchange, or Nymex, daily futures data, has ranged from a low of $1.63 per MMBtu in 1999 to a high of $15.38 per MMBtu in December 2005. We currently use approximately 4.1 million MMBtus of natural gas annually, depending upon business conditions, in the manufacture of our products. Our usage of natural gas will increase with the planned expansion of our production facilities.

        In an attempt to minimize the effects of fluctuations in natural gas costs on operating income, we may take hedging positions in the natural gas futures markets; however, these hedging transactions also involve risk to our operations. Since natural gas prices are volatile should we not take hedging positions, as occurs from time to time, our results could be adversely affected by an increase in natural gas prices. See "—We may engage in hedging or derivative transactions which involve risks that can harm our business."

  Our fixed price contracts for ethanol may be at a price level lower than the prevailing price.

        At any given time, our contract prices for ethanol may be at a price level different from the current prevailing price, and such a difference could materially adversely affect our results of operations and financial condition. These contracts typically provide for delivery from one month to one year later. As of March 31, 2007 we had contracted to sell 40.6 million gallons of ethanol at an average fixed price of $1.96. We have also contracted to sell 31.6 million gallons of ethanol at an average positive spread of $0.43 per gallon to the wholesale value of gasoline at the time of delivery and 126.9 million gallons of ethanol at the spot price at the time of delivery. These contracts provide for delivery throughout 2007, but they are heavily weighted towards the second and third quarters of 2007.

  Changes in ethanol prices can affect the value of our inventory which may significantly affect our profitability.

        Our distribution system allows us to carry an inventory of ethanol to better serve our customers and to take advantage of opportunities in the marketplace. Our inventory is valued based upon a weighted average price we pay for ethanol that we purchase from our marketing alliance partners and our purchase/resale transactions, along with our own cost to produce ethanol. We occasionally increase our inventory, in order to profit when we believe market prices will rise. Changes, either upward or downward, in our purchased cost of ethanol or our own production costs, will cause the inventory value to fluctuate from period to period, perhaps significantly. These changes in value flow through our statement of operations as the inventory is sold and can significantly increase or decrease our profitability.

  We depend on rail, truck and barge transportation for delivery of corn to us and the distribution of ethanol to our customers.

        We depend on rail, truck and barge to deliver corn to us and to distribute ethanol to the 54 terminals currently in our network. Disruption to the timely supply of these transportation services or increases in the cost of these services for any reason, including the availability or cost of fuel, regulations affecting the industry, or labor stoppages in the transportation industry, could have an adverse effect on our ability to supply corn to our production or to distribute ethanol to our terminals, and could have a material adverse effect on our financial performance.

  Under certain conditions, we are contractually obligated to complete capacity expansions in Mount Vernon, Indiana and Aurora, Nebraska. If the conditions to our obligations to complete these plants are satisfied and we fail to complete them, we will be subject to material penalties.

        We are contractually obligated, subject to certain conditions, including obtaining necessary permits, to develop both a 113 million gallon dry mill adjacent to our Nebraska facility (using commercially reasonable best efforts to obtain a permit for 226 million gallon capacity) and a 226 million gallon dry mill in Mount Vernon, Indiana. If we do not meet certain specified milestones we will be subject to penalties. The contract to complete the 226 million gallon dry mill expansion adjacent to our Nebraska facility provides for liquidated damages not exceeding $5 million if specified milestones are not met or we do not construct a facility with a capacity of at least 110 million gallons. If such penalties are not paid, the counterparty to the contract has the right to repurchase the property at cost (subject to adjustment for any expenses, which we have paid with respect to infrastructure construction). In certain cases, the counterparty can agree to an extension and limited cure rights for payments. The contract for completion of the 226 million gallon dry mill in Mount Vernon, Indiana provides that, if we do not meet certain milestones, subject to specified extension rights and cure periods, we will be in default under our lease with the Indiana Port Commission and the State of Indiana may complete construction of the plant at our expense if we fail to do so and does not provide for liquidated damages as an alternative. In addition, we would also be subject to certain other penalties provided for in the lease. Notwithstanding the above, if, despite our diligent efforts, we are unable to obtain permits for the Mount Vernon facility by a certain date, we can negotiate a waiver of the compliance date and establish a new date for compliance. If we do not reach an agreement, either the Mount Vernon lessor or we can terminate the Mount Vernon lease. Accordingly, we cannot estimate the amount of damages we could be liable for.

  We, and some of our major customers, have unionized employees and could be adversely affected by labor disputes.

        Some of our employees and some employees of our major customers are unionized. At December 31, 2006, approximately 52% of our employees were unionized. Our unionized employees are hourly workers located at our Illinois campus. The unionized employees are covered by a collective bargaining agreement between our subsidiary, Aventine Renewable Energy, Inc. and the United Steelworkers International Union, Local 7-662, that expires in June 2009. Any labor dispute by any of our employees, or our customers' employees, could again have a significant negative effect on our financial results and operations.

  We depend on our marketing alliance contracts for a majority of the gallons we sell and significant synergies.

        We source a significant amount of the ethanol that we sell from our marketing alliance partners. Although their contribution to our operating income is limited, these marketing alliance contracts contribute significantly to our market presence and enable us to meet major ethanol consumer needs and leverage our marketing expertise and distribution systems. Our marketing alliance contracts typically have a two year term and automatically renew for additional one year terms unless either party elects to terminate in advance. We cannot give assurance that we will be able to renew these contracts or enter into similar contracts with other ethanol producers. In fact, as of April 1, 2007, two of our alliance partners (VeraSun Fort Dodge, LLC and VeraSun Aurora Corporation formerly VeraSun Energy Corporation), which represented 230 million gallons of capacity, are no longer part of our marketing alliance. Although we believe that the loss of this capacity will be eventually offset by the addition of capacity already announced or under construction and by increased volume of purchase/resale activity, we cannot give any assurance that this additional capacity will be constructed on time or at all.

  Our principal stockholders' interests may differ from your interests and such stockholders may be able to exert significant influence over corporate decisions of the Company.

        Through their ownership of Aventine Holdings LLC, the MSCP funds beneficially own approximately 28.3% of our outstanding common stock. In July 2004, Morgan Stanley Investment Management Inc. entered into definitive agreements under which Metalmark Subadvisor LLC, an affiliate of Metalmark, an independent private equity firm established by former principals of Morgan Stanley Capital Partners, manages the existing MSCP funds on a sub-advisory basis. Two of our directors, Messrs. Abramson and Hoffman, currently are employees of Metalmark. Our amended and restated certificate of incorporation provides that directors may not be removed from office by the stockholders except for cause and only by the affirmative vote of the holders of not less than 85% of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors.

        As a result, Metalmark may be deemed to control our management and policies. Metalmark may have an interest in pursuing transactions that, in their judgment, enhance the value of the MSCP funds' equity investment in our Company, even though those transactions may involve risks to you as a stockholder. In addition, circumstances could arise under which the interests of Metalmark could be in conflict with the interests of our other stockholders. For example, Metalmark has and may in the future make significant investments in other companies, some of which may be competitors. Metalmark is not obligated to advise us of any investment or business opportunities of which they are aware, and they are not restricted or prohibited from competing with us.

  Our less than 100% ownership of NELLC and the supermajority provisions contained in the operating agreement that governs NELLC may restrict our ability to govern and manage our business.

        We own 78.4% of NELLC which owns our Nebraska facility. The other 21.6% is owned by Nebraska Energy Cooperative, an agricultural cooperative comprised of over 200 corn producers. NELLC is governed by an operating agreement which, among other things, requires a vote of holders of at least 80% of the outstanding member interests before NELLC may undertake certain actions, including, but not limited to the following:

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  loans or advances to or investments in any other person, other than in the ordinary course of business;

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  acquisitions of capital assets or other capital expenditures during any taxable year in excess of certain specified thresholds;

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  the sale, lease or disposition of the property having a fair market value in excess of certain specified thresholds;

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  borrowings (including under capitalized leases, but excluding trade payables in the ordinary course of business) or the grant or creation of any security interest or other lien on any of NELLC's property;

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  the guarantee or assumption of any liability or obligation of any person, except in the ordinary course of business;

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  except as provided in the operating agreement, the acquisition of any member's interests in NELLC by redemption or otherwise;

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  the engagement of any member or affiliate of any member to provide any services or perform any functions to or for NELLC (such as renting office space, providing accounting services, providing self-insurance or allocations of any member overhead to NELLC); and

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  any transaction not in the "ordinary course of business or affairs" or "in the usual way of business and affairs" of NELLC.

        The operating agreement also contains provisions which require NELLC to obtain the approval of holders of at least 80% of the membership interests in order to distribute an amount in excess of 60% of its annual taxable income (as defined in the operating agreement).

        These provisions may limit our ability to quickly and adequately respond to changes in the business environment and may restrict our ability to manage the NELLC facility in a manner that benefits our Company as a whole. For example, we may not be able to access additional financing unless we can obtain the guarantee of NELLC or a pledge of its assets, and the other members of NELLC may not approve such a guarantee or pledge. These provisions limit our ability to transfer cash from the NELLC to meet our obligations.

  The relationship between the sales price of our co-products and the price we pay for corn can fluctuate significantly which may affect our results of operations and profitability.

        We sell co-products and bio-products that are remnants of the ethanol production process in order to reduce our costs and increase profitability. Historically, sales prices for these co-products have tracked along with the price of corn. Recently, due to the significant and rapid rise of corn prices, the value of these co-products and bio-products has lagged behind increases in corn prices. As a result, we may generate less revenue from the sale of these co-products and bio-products relative to the price of corn. In addition, several of our co-products compete with similar products made from other plant feedstock. The cost of these other feedstocks may not have risen as corn prices have risen. Consequently, the price we may receive for these products may not rise as corn prices rise, thereby lowering our cost recovery percentage relative to corn.

        Due to recent and planned industry increases in U.S. dry mill ethanol production, the production of DDGS in the U.S. has increased dramatically, and this trend may continue. This may cause DDGS prices to fall in the U.S., unless demand increases or other market sources are found. To date, demand for DDGS in the U.S. has increased roughly in proportion to supply. We believe this is because U.S. farmers use DDGS as a feedstock, and DDGS are slightly less expensive than corn, for which it is a substitute. However, if prices for DDGS in the U.S. fall, it may have an adverse effect on our business, which might be material.

  Our results of operations may be adversely affected by technological advances.

        The development and implementation of new technologies may result in a significant reduction in the costs of ethanol production. We cannot predict when new technologies may become available, the rate of acceptance of new technologies by our competitors or the costs associated with such new technologies. In addition, advances in the development of alternatives to ethanol, or corn ethanol in particular, could significantly reduce demand for or eliminate the need for ethanol, or corn ethanol in particular, as a fuel oxygenate or octane enhancer.

        Any advances in technology which require significant capital expenditures for us to remain competitive or which otherwise reduce demand for ethanol will have a material adverse effect on our results of operations and financial condition.

  The requirements of complying with the Exchange Act and the Sarbanes-Oxley Act may strain our resources and distract management.

        We are subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act, including Section 404. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures, corporate governance standards and internal controls over financial reporting. Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required as we may need to devote additional time and personnel to legal, financial and accounting activities to ensure our ongoing compliance with public company reporting requirements. We are currently working towards completing our Sarbanes-Oxley and Exchange Act obligations. We may not be able to complete the documentation and management assessment required by Section 404 of the Sarbanes-Oxley Act by the date it becomes applicable to us. Our first attestation will be for the year ended December 31, 2007. In addition, the effort to prepare for these obligations may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and might not be able to do so in a timely fashion.

  The loss of any of our major customers could adversely affect our revenue and financial health.

        In 2006 and 2005, our 10 largest customers accounted for approximately 75% and 77%, respectively, of gallons sold. If we were to lose any of our relationships with these customers, our revenue, and results of operations and financial condition might suffer.

  Risks associated with the operation of our production facilities may have a material adverse effect on our business.

        Our revenue is dependent on the continued operation of our various production facilities. The operation of production plants involves many risks including:

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  the breakdown, failure or substandard performance of equipment or processes, as occurred in the second and third quarters of 2006;

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  inclement weather and natural disasters, as occurred in the fourth quarter of 2006;

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  the need to comply with directives of, and maintain all necessary permits from, governmental agencies;

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  raw material supply disruptions;

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  labor force shortages, work stoppages, or other labor difficulties; and

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  transportation disruptions.

        The occurrence of material operational problems, including but not limited to the above events, may have an adverse effect on the productivity and profitability of a particular facility, or to us as a whole.

        For example, during the second and third quarters of 2006, we experienced operational issues at our Nebraska facility. These operational issues reduced the amount of ethanol and co-products produced by this facility during that time period. In addition, we also experienced weather-related disruptions of our operations during the fourth quarter of 2006 at both the Illinois wet mill facility and the Nebraska facility, which reduced production and increased maintenance costs.

  If we are unable to attract and retain key personnel, our ability to operate effectively may be impaired.

        Our ability to operate our business and implement strategies depends, in part, on the efforts of our executive officers and other key employees. Our management philosophy of cost-control means that we operate with a limited number of corporate personnel, and our commitment to a less centralized organization also places greater emphasis on the strength of local management. Our future success will depend on, among other factors, our ability to attract and retain other qualified personnel, particularly executive management. The loss of the services of any of our key employees or the failure to attract or retain other qualified personnel, domestically or abroad, could have a material adverse effect on our business or business prospects.

  If our internal computer network and applications suffer disruptions or fail to operate as designed, our operations will be disrupted and our business may be harmed.

        We rely on network infrastructure and enterprise applications, and internal technology systems for our operational, marketing support and sales, and product development activities. The hardware and software systems related to such activities are subject to damage from earthquakes, floods, lightning, tornadoes, fire, power loss, telecommunication failures and other similar events. They are also subject to acts such as computer viruses, physical or electronic vandalism or other similar disruptions that could cause system interruptions and loss of critical data, and could prevent us from fulfilling our customers' orders. We have developed disaster recovery plans and backup systems to reduce the potentially adverse effects of such events, but there are no assurances such plans and systems would be sufficient. Any event that causes failures or interruption in our hardware or software systems could result in disruption of our business operations, have a negative impact on our operating results, and damage our reputation.

  We and our subsidiaries are able to incur substantial debt. This could further exacerbate the risks that we and our subsidiaries face.

        We and our subsidiaries are able to incur substantial indebtedness in the future. Our planned capacity increases require us to incur substantial additional indebtedness. If new debt is added, the related risks that we and our subsidiaries now face could intensify.

  Any acquisitions or developments we complete could dilute your ownership interest in us or have a material adverse affect on our financial condition and operating results.

        The integration of any acquisition or facility development into our business may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations.

        Future acquisitions or facility developments may involve the issuance of our equity securities as payment or in connection with financing the business or assets acquired. Consummating these transactions could also result in the incurrence of additional debt and related interest expense, as well as unforeseen liabilities, all of which could have a material adverse effect on our financial condition and operating results.

        In addition, other marketing alliances exist and additional alliances may be formed which would compete to market production, including production of our current marketing alliance partners. These competing alliances could persuade our current partners not to renew their agreements or could cause the terms of future contracts to be less favorable to us. If we lose marketing partners to competing marketing alliances or are unable to add new producers to our alliance, our results of operations may be adversely affected.

Risks Related to the New Notes and the Exchange Offer

  Our substantial debt could adversely affect our cash flow and prevent us from fulfilling our obligations under the New Notes.

        We have a significant amount of debt currently outstanding. As of March 31, 2007, we had approximately $300.0 million of total debt.

        Our substantial amount of debt could have important consequences to you. For example, it could:

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  make it more difficult for us to satisfy our obligations under the New Notes;

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  increase our vulnerability to general adverse economic and industry conditions;

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  require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital and other general corporate requirements;

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  limit our flexibility in planning for, or reacting to, changes in our business and in the industries that we service;

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  place us at a competitive disadvantage compared with competitors that have less debt; and

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  limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

  Despite our current levels of debt, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial debt.

        We may be able to incur additional debt in the future. The terms of our revolving credit facility and the indenture governing the New Notes will allow us to incur substantial amounts of additional debt, subject to certain limitations. If new debt is added to our current debt levels, the related risks we could face would be magnified.

  Although these New Notes are referred to as "senior notes," they will be effectively subordinated to our and the subsidiary guarantors' secured debt.

        The New Notes, and each guarantee of the New Notes, are unsecured and therefore will be effectively subordinated to any secured debt we, or the relevant guarantor, may incur to the extent of the value of the assets securing such debt. In the event of a bankruptcy or similar proceeding involving us or a guarantor, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the New Notes. The New Notes will be effectively subordinated to any borrowings under our revolving credit facility and our other secured debt.

  Not all of our subsidiaries will guarantee the New Notes, and the assets of our non-guarantor subsidiary may not be available to make payments on the New Notes.

        The guarantors of the New Notes will not include all of our subsidiaries. In particular, one of our existing subsidiaries, NELLC, will not guarantee the New Notes. Payments on the New Notes are only required to be made by us and the subsidiary guarantors. As a result, no payments are required to be made from assets of any subsidiaries that are not guarantors of the New Notes. In 2006, our non-guarantor subsidiary had revenues of approximately $80.7 million, or 5.1% of our consolidated 2006 revenues, and income before income taxes of approximately $23.6 million, or 27.3% of our consolidated 2006 income before income taxes. During the three month period ended March 31, 2007, our non-guarantor subsidiary had revenues of approximately $21.9 million or 5.0% of our consolidated revenues for the first quarter of 2007, and income before income taxes of approximately $3.0 million, or approximately 12.8% of our consolidated first quarter 2007 income before income taxes.

        In the event that any non-guarantor subsidiary becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its debt and its trade creditors generally will be entitled to payment on their claims from the assets of that subsidiary before any of those assets are made available to us. Consequently, your claims in respect of the New Notes will be effectively subordinated to all of the liabilities of our non-guarantor subsidiary, including trade payables. As of March 31, 2007, our non-guarantor subsidiary had approximately $3.9 million of liabilities outstanding.

  Aventine is a holding company and it may not have access to the cash flow and other assets of its subsidiaries that may be needed to make payment on the New Notes.

        Aventine is a holding company and it conducts substantially all of its operations through its subsidiaries. Consequently, it does not have any income from operations and does not expect to generate income from operations in the future. As a result, its ability to meet its debt service obligations, including its obligations under the New Notes, substantially depends upon its subsidiaries' cash flow and payment of funds to it by its subsidiaries as dividends, loans, advances or other payments. In addition, the payment of dividends or the making of loans, advances or other payments to Aventine may be subject to regulatory or contractual restrictions.

  To service our debt, we will require a significant amount of cash, which may not be available to us.

        Our ability to make payments on, or repay or refinance, our debt, including the New Notes, and to fund planned capital expenditures, will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in our revolving credit facility and our other debt agreements, including the indenture governing the New Notes, and other agreements we may enter into in the future. Specifically, we will need to maintain certain financial ratios. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our revolving credit facility or from other sources in an amount sufficient to enable us to pay our debt, including the New Notes, or to fund our other liquidity needs.

        Our credit agreement and the indenture governing the New Notes may restrict, or market or business conditions may limit, our ability to do some of these things.

  The agreements governing our debt, including the New Notes and our secured revolving credit facility, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the New Notes.

        Our existing agreements impose, and future financing agreements are likely to impose, operating and financial restrictions on our activities. These restrictions require us to comply with or maintain certain financial tests and restrict our ability to

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  incur additional debt and issue preferred stock;

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  create liens;

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  redeem and/or prepay certain debt;

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  pay dividends on our stock or repurchase stock;

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  make certain investments;

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  engage in consolidations, mergers and acquisitions; and

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  make certain investments.

        These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.

        Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial tests. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the New Notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

  The guarantees may not be enforceable because of fraudulent conveyance laws.

        The guarantors' guarantees of the New Notes may be subject to review under federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy lawsuit is commenced by or on behalf of our or the guarantors' unpaid creditors. Under these laws, if in such a lawsuit a court were to find that, at the time a guarantor incurred debt (including debt represented by the guarantee), such guarantor:

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  incurred this debt with the intent of hindering, delaying or defrauding current or future creditors;

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  received less than reasonably equivalent value or fair consideration for incurring this debt and the guarantor;

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  was insolvent or was rendered insolvent by reason of the related financing transactions;

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  was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

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  intended to incur, or believed that it would incur, debts beyond its ability to pay these debts as they mature, as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes;

then the court could void the guarantee or subordinate the amounts owing under the guarantee to the guarantor's presently existing or future debt or take other actions detrimental to you.

        The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, an entity would be considered insolvent if, at the time it incurred the debt or issued the guarantee:

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  it could not pay its debts or contingent liabilities as they become due;

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  the sum of its debts, including contingent liabilities, is greater than its assets, at fair valuation; or

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  the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.

        If a guarantee is voided as a fraudulent conveyance or found to be unenforceable for any other reason, you will not have a claim against that obligor and will only be our creditor or that of any guarantor whose obligation was not set aside or found to be unenforceable. In addition, the loss of a guarantee will constitute a default under the indenture, which default would cause all outstanding New Notes to become immediately due and payable.

        We believe that, at the time the guarantors initially incur the debt represented by the guarantees under the New Notes, the guarantors:

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  will not be insolvent or rendered insolvent by the incurrence;

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  will have sufficient capital to run our or their businesses effectively; and

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  will be able to pay obligations on the New Notes and the guarantees as they mature or become due.

        In reaching the foregoing conclusions we have relied upon our analyses of internal cash flow projections and estimated values of the assets and liabilities of the guarantors. In addition, we have relied on a limitation to be contained in the guarantors' guarantees that limits each guarantee as necessary to prevent it from constituting a fraudulent conveyance under applicable law; however, a court passing on these questions might not reach the same conclusions.

  We may be unable to make a change of control offer required by the indenture governing the New Notes, which would cause defaults under the indenture governing the New Notes, our secured revolving credit facility and our other financing arrangements.

        The terms of the New Notes will require us to make an offer to repurchase the New Notes upon the occurrence of a change of control at a purchase price equal to 101% of the principal amount of the New Notes, plus accrued interest to the date of the purchase. The terms of our secured revolving credit facility will require, and other financing arrangements may require, repayment of amounts outstanding in the event of a change of control and limit our ability to fund the repurchase of your New Notes in certain circumstances. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of New Notes or that restrictions in our secured revolving credit facility and other financing agreements will not allow the repurchases. See "Description of the New Notes—Repurchase of New Notes upon a Change of Control."

  An active public market may not develop for the New Notes, which may hinder your ability to liquidate your investment.

        The New Notes are a new issue of securities with no established trading market, and we do not intend to list them on any securities exchange or for quotation on an automated dealer quotation system.

        The liquidity of any market for the New Notes will depend upon various factors, including:

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  the number of holders of the New Notes;

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  the interest of securities dealers in making a market for the New Notes;

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  the overall market for fixed income securities;

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  our financial performance and prospects; and

  •
  the prospects for companies in our industry generally.

        As a result, we cannot assure you that an active trading market will develop for the New Notes. If no active trading market develops, you may not be able to resell your New Notes at their fair market value or at all.

  If you do not exchange your Original Notes, they may be difficult to resell.

        It may be difficult for you to sell Original Notes that are not exchanged in the exchange offer or that we do not accept for exchange, since any Original Notes not exchanged will continue to be subject to the restrictions on transfer described in the legend on the global security representing the outstanding Original Notes. These restrictions on transfer exist because we issued the Original Notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. Generally, the Original Notes that are not exchanged for New Notes will remain restricted securities. Accordingly, those Original Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

  You may not receive the New Notes in the exchange offer if the exchange offer procedures are not properly followed.

        We will issue the New Notes in exchange for your Original Notes only if you properly tender the Original Notes before expiration of the exchange offer. Neither we nor the exchange agent are under any duty to give notification of defects or irregularities with respect to the tenders of the Original Notes for exchange. If you are the beneficial holder of Original Notes that are held through your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such Notes in the exchange offer, you should promptly contact the person through whom your Original Notes are held and instruct that person to tender on your behalf.

  Broker-dealers may become subject to the registration and prospectus delivery requirements of the Securities Act and any profit on the resale of the New Notes may be deemed to be underwriting compensation under the Securities Act.

        Any broker-dealer that acquires New Notes in the exchange offer for its own account in exchange for Original Notes which it acquired through market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the New Notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

USE OF PROCEEDS

        This exchange offer is intended to satisfy our obligations under the registration rights agreement, dated as of March 27, 2007, by and among us, the Subsidiary Guarantors and the initial purchasers of the Original Notes. We will not receive any proceeds from the issuance of the New Notes in the exchange offer, but instead, we will receive Original Notes in like principal amount. We will retire or cancel all of the Original Notes tendered in the exchange offer. Accordingly, issuance of the New Notes will not result in any change in our capitalization.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratios of earnings to fixed charges on a consolidated basis for the periods shown. You should read these ratios of earnings to fixed charges in connection with our consolidated financial statements, including the notes to those statements, included in this prospectus.

						Three Months Ended March 31, 2007
	Years Ended December 31,
	2006	2005	2004	2003	2002
Ratio of earnings to fixed charges	6.2	3.5	10.7	—	—	11.3

(1)
The ratio is computed by dividing the earnings by the total fixed charges for the applicable period. Earnings are defined as income (loss) before income taxes, plus fixed charges, less capitalized interest. Fixed charges represent total interest charges (including capitalized interest), capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

SELECTED FINANCIAL DATA

        The following table sets forth summary historical consolidated financial information. The balance sheet data presented below as of December 31, 2006 and 2005 and the statement of operations data presented below for each of the years in the three-year period ended December 31, 2006, are derived from our audited Consolidated Financial Statements. The other balance sheet data and statement of operations data for the seven months ended December 31, 2003, and for the five months ended May 30, 2003 presented below, is derived from our previously audited Consolidated Financial Statements included in our S-1 registration statement, which is not presented herein. The selected predecessor historical consolidated financial data for the year ended December 31, 2002 is unaudited. The balance sheet data and statement of operations data presented below as of March 31, 2007 and 2006 and for the three-month periods ended March 31, 2007 and 2006 are derived from our unaudited Condensed Consolidated Financial Statements and have been prepared on the same basis as the audited Consolidated Financial Statements. Historical results are not necessarily indicative of results to be expected for future periods and interim results are not necessarily indicative of results for the entire year.

        The summary historical consolidated financial information set forth below should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations," "Selected historical consolidated financial data" and the consolidated financial statements and notes thereto included elsewhere in this prospectus

	Three Months Ended March 31,
			Year Ended December 31,			Period from May 31 to December 31, 2003	Period from January 1 to May 30, 2003	(Unaudited) Year Ended December 31, 2002
Statement of Operations Data
	2007	2006	2006	2005	2004
							Predecessor Historical(1)	Predecessor Historical(1)
(in thousands, except per share amounts)
Net sales	$436,662	$313,520	$1,592,420	$935,468	$858,876	$404,389	$271,379	$458,570
Cost of goods sold	408,247	282,925	1,460,806	848,053	793,070	375,042	270,242	445,789

Gross profit	28,415	30,595	131,614	87,415	65,806	29,347	1,137	12,781
Selling, general and administrative expenses	9,598	6,266	28,328	22,500	16,236	6,986	6,278	13,086
Other expense (income)	(164)	(265)	(3,389)	(989)	(3,196)	(161)	210	3,176
Provision for asset impairment(3)	—	—	—	—	—	—	—	195,784

Operating income (loss)	18,981	24,594	106,675	65,904	52,766	22,522	(5,351)	(199,265)
Other income (expense):
Interest expense	(336)	(4,365)	(9,348)	(16,510)	(2,035)	(419)	(4,226)	(7,250)
Interest income	1,368	655	4,771	2,218	19	4	3	—
Loss on early extinguishment of debt	—	—	(14,598)	—	—	—	—	—
Other non-operating income (expense)	3,869	555	3,654	1,781	(924)	(2,560)	1,024	(1,340)
Minority interest	(518)	(1,266)	(4,568)	(2,404)	(2,148)	(1,025)	378	6,070

Income (loss) before income taxes	23,364	20,173	86,586	50,989	47,678	18,522	(8,172)	(201,785)
Income tax expense (benefit)	8,424	7,986	31,685	18,807	18,433	7,473	(3,269)	(1,498)

Net income (loss)	$14,940	$12,187	$54,901	$32,182	$29,245	$11,049	$(4,903)	$(200,287)

Income (loss) per common share-basic(4)	$0.36	$0.35	$1.43	$0.93	$0.84	$0.32	$(0.14)	$(5.78)
Basic weighted-average common shares	41,811	34,684	38,411	34,686	34,684	34,643	34,643	34,643
Income (loss) per common share-diluted	$0.35	$0.34	$1.39	$0.89	$0.82	$0.32	$(0.14)	$(5.78)
Diluted weighted-average common and common equivalent shares	42,458	36,019	39,639	36,052	35,768	34,643	34,643	34,643
Other Data:
(In thousands, except per bushel and per gallon amounts)
Gallons sold	193,188	193,918	695,784	529,836	505,251	271,344	N/A	N/A
Capital expenditures	$12,418	$13,016	$76,499	$20,672	$4,653	$2,952	N/A	N/A
Average price per gallon of ethanol sold	2.10	1.79	2.18	1.63	1.55	1.21	N/A	N/A
Average price of corn per bushel	3.58	2.12	2.41	2.08	2.68	2.42	N/A	N/A
Balance Sheet Data:
(in thousands, at period end)
Total assets	$727,956	$237,979	$408,136	$221,977	$163,598	$106,449	N/A	N/A
Total debt(2)	300,000	160,000	—	161,514	172,791	3,922	N/A	N/A
Stockholders' equity (deficit)	$321,063	$(7,159)	$304,163	$(20,654)	$(56,581)	$(53,785)	N/A	N/A

(1)
The financial statements for the year ended 2002 and for the period from January 1, 2003 to May 30, 2003 were prepared using the historical basis of accounting applied by the subsidiary of The Williams Companies, Inc. which owned and operated our business prior to May 30, 2003. These financial statements are designated as "Predecessor" because they are not comparable to our operating and cash flow results subsequent to our acquisition by the MSCP funds.

(2)
Total debt includes amounts outstanding under our revolving credit agreement and outstanding notes.

(3)
Provision for asset impairment was the result of writing down the fixed assets of Williams Bio-Energy LLC on the financial statements of The Williams Companies, Inc.

(4)
Income (loss) per common share of our predecessor is based upon the weighted-average number of shares of common stock outstanding at the inception of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

        The following discussion of our consolidated operating results and financial condition for the three-month periods ended March 31, 2007 and 2006, and for the three years ended December 31, 2006 should be read in conjunction with the Consolidated Financial Statements and related notes beginning on page F-1.

Overview

        We are a leading producer and marketer of ethanol based on both the number of gallons produced and sold. Through our own production facilities, marketing alliances with other ethanol producers and our purchase/resale operations, we market and distribute ethanol to many of the leading energy companies in the U.S. We have a comprehensive national distribution network utilizing a leased railcar fleet and a terminal network at critical points on the nation's transportation grid where our ethanol is blended with our customers' gasoline. In addition to producing ethanol, our facilities also produce several by-products including: corn gluten feed and meal, corn germ, condensed corn distillers solubles, dried distillers grain with solubles, wet distillers grain with solubles, carbon dioxide and brewers' yeast.

        We were acquired by the Morgan Stanley Capital Partners funds ("MSCP") from a subsidiary of The Williams Companies, Inc. on May 30, 2003. The acquisition was accounted for as a purchase business combination in accordance with Statements of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141").

        Effective July 5, 2006, we completed an initial public offering of 9,058,450 shares of our common stock, $0.001 par value, at a gross per share price of $43.00 (the "initial public offering"). The Company sold 6,410,256 shares and received approximately $260.9 million in proceeds, net of discounts and commissions, from this initial public offering. Existing shareholders and management sold 2,648,194 shares of common stock during the initial public offering, which includes 268,707 shares issued from the exercise of outstanding options. As of May 9, 2007, we had 41,910,744 shares of common stock outstanding.

        In anticipation of our initial public offering, on June 6, 2006, our Board gave contingent approval of the acceleration of vesting of 71,488 options held by officers and employees to be effective immediately prior to the consummation of the initial public offering. The Board approved the acceleration of the vesting in order to permit certain members of management the ability to sell stock in our initial public offering. These options had a weighted-average exercise price of $4.35 per share. As a result of the accelerated vesting, we recorded a pre-tax charge to earnings of $0.6 million in 2006.

        Because we market and sell ethanol without regard to whether we produced it, are reselling it, or are marketing it for our marketing alliance partners, our general ledger system does not track or report ethanol revenue by source or the gallons of ethanol we sell by source. Our general ledger does track the number of gallons produced, the number of gallons purchased and the total number of gallons sold. We arrive at the change in inventory by subtracting the gallons produced and the gallons purchased from the total gallons sold. The difference is the amount of gallons taken from or put into inventory. We reconcile the calculated ethanol gallons in inventory to actual on a monthly basis through a physical inventory audit.

        Our plants typically operate at or near nameplate capacity except for scheduled outages that typically average approximately one week each year. We may also occasionally experience unplanned outages at our facilities which may negatively impact equity production and related revenue. For example, equity production declined in 2006 as a result of maintenance performed at both production facilities in the second quarter, and from production issues surrounding our Nebraska facility in the second and third quarters of 2006.

        We also generate revenue by selling ethanol that we purchase from our marketing alliance partners. See "Business—Marketing Alliances." We signed our first marketing alliance agreement in 2001 and as of the date of this prospectus have increased the program to 12 alliance contracts with third-party plants that have the capacity to produce 361 million gallons of ethanol per year. As of the date of this prospectus, we have signed additional marketing alliance contracts with both existing and new alliance partners that have either announced new ethanol production facilities or have facilities currently under construction which are expected to produce an additional 1.4 billion gallons of ethanol per year when completed.

        As of April 1, 2007, two of our alliance partners with the capacity to produce 230 million gallons per year (VeraSun Fort Dodge, LLC and VeraSun Aurora Corporation, formerly VeraSun Energy Corporation) represented by the parent company VeraSun Energy Corporation are no longer part of our marketing alliance. Although we believe that the loss of this capacity will be eventually offset by the addition of 1.4 billion gallons of capacity announced or under construction as of March 31, 2007 by new alliance partners and by increased volume of purchase and resale activity, we cannot assure you that this additional capacity will be constructed on time or at all.

        We also resell ethanol and biodiesel that we purchase from unrelated producers and marketers.

        We generate additional revenue through the sale of by-products (both bio-products and co-products) that result from our ethanol production process. These by-products include brewers' yeast, corn gluten feed and meal, corn germ, CCDS, carbon dioxide, DDGS and WDGS. The volume of by-products we produce varies with the level of our equity production. Scheduled maintenance, along with other non-scheduled operational issues, may affect the volume of by-products produced. We may also shift the mix of these by-products, to optimize our revenue, by altering the production process. By-product revenue is driven by both the quantity of by-products produced and from the market price received for our by-products, which have historically tracked the price of corn.

        We have identified opportunities to increase our equity production capacity through the development of new production facilities and are continually exploring acquisition opportunities. In addition to the 57 million gallon dry mill expansion of our Pekin, Illinois facility which was completed in early 2007, we are exploring expanding capacity at three sites:

  •
  a 113 million gallon dry mill in Pekin, Illinois

  •
  a 226 million gallon dry mill in Aurora, Nebraska (to be constructed in two phases of 113 million gallons each) and

  •
  a 226 million gallon dry mill in Mount Vernon, Indiana (to be constructed in two phases of 113 million gallons each)

        We intend to substantially complete 226 million gallons of capacity expansions in 2008. While we originally intended to complete an additional 339 million gallons of capacity expansions in 2009, based on current construction costs and market conditions we may elect to delay some or all of the 339 million gallons of capacity scheduled for 2009. The timing of the remaining expansions will be based upon, among other factors, market conditions and the availability of financing on attractive terms. On May 31, 2007, we entered into separate but substantially identical EPC contracts with a construction firm, Kiewit, to build two initial 113 million gallon ethanol production facilities in Mount Vernon, Indiana and Aurora, Nebraska. Delta-T Corporation is the technology provider and is a sub-contractor to Kiewit under the EPC contracts. Under the terms of each of the EPC contracts, Kiewit will provide certain EPC materials and services necessary to build ethanol production facilities at each site capable of initially producing 113 million gallons of denatured ethanol annually as the primary product. In addition, the EPC contracts also call for Kiewit to provide certain additional materials and services to prepare each site for a phase II expansion. A phase II expansion would double the capacity of each of the plants, and the Company is currently seeking permits for the full

226 million gallons of annual production capacity for each site upfront. The EPC contracts call for payments to Kiewit in the amount of $462.5 million. Certain owner project costs are excluded from the EPC contracts. These include, but are not limited to, the cost of land, as well as the cost of bringing power, water sewer and natural gas service to the sites. These costs are the responsibility of Aventine. Each of the EPC contracts also allows for credits against the contract total for amounts paid for materials and services under the advance work agreement and the Aurora pre-EPC agreement.

        Our timetable is subject to numerous factors beyond our control. In particular, we have not yet received any environmental or other permits with respect to these expansions (although construction and certain other permit applications have been filed). Accordingly, we cannot give assurance that these expansion projects will be completed on a timely basis or at all or that we will realize the benefits we anticipate. In addition, while we expect to raise additional debt to fund the phase II facility additions, we cannot be sure that we will be able to obtain additional financing for these phase II transactions on attractive terms or at all. In addition, we may have to pay penalties or damages under certain contracts related to such capacity expansions.

Executive Summary

        We generated net income of $14.9 million, or $0.35 per diluted share in the first quarter of 2007, as compared to net income of $12.2 million, or $0.34 per diluted share, in the first quarter of 2006. Net income increased approximately 22% year over year. We were able to achieve both increased earnings and improved operating performance in a difficult and volatile commodity environment. Revenue in the first quarter of 2007 was $436.7 million, an increase of $123.2 million, or 39.3%, over first quarter 2006 revenue of $313.5 million. The increase is mainly the result of an increase in gallons sold, along with pricing gains caused by the significant year over year rise in the price per gallon of ethanol and from an increase in co-product sales. The average sales price per gallon of ethanol in the first quarter of 2007 was $2.10 per gallon, up from $1.79 per gallon in the same quarter in 2006. In 2006, we generated net income of $54.9 million, or $1.39 per diluted share. This is a 70.6% increase in earnings and a 56.2% increase in earnings per share over 2005. 2006 results include the effects of a non-recurring loss from the early extinguishment of debt totaling $14.6 million related to the repurchase of our senior secured floating rate notes and our amended secured revolving credit facility.

        These non-recurring charges reduced diluted earnings per share in 2006 by $0.24 per share. Revenue for 2006 was $1.6 billion, an increase of $0.7 billion, or 70.2%, over 2005 revenue of $0.9 billion. The increase in revenue is mainly the result of pricing gains caused by the significant year over year rise in the price per gallon of ethanol and an increase in the number of gallons sold. The average sales price per gallon of ethanol in 2006 was $2.18 per gallon, up from $1.63 per gallon in 2005.

        The increase in the average price of ethanol year over year was primarily due to demand for ethanol exceeding supply for most of 2006, including demand caused by the elimination of MTBE as an oxygenate, by demand resulting from the renewable fuels standard required by the Energy Policy Act of 2005 and by the high price of gasoline during the first half of 2006.

        Gallons of ethanol sold in the first quarter of 2007 increased 17.2% to 193.2 million gallons, as compared to 164.9 million gallons in the first quarter of 2006. Ethanol production in the quarter was a record 48.9 million gallons, up from 36.7 million gallons in the first quarter of 2006. In January 2007, our new Pekin dry mill began full production, and we began to realize the benefits from the production capacity increase. Gallons of ethanol sold in 2006 increased 31.3% to 695.8 million gallons, as compared to 529.8 million gallons in 2005. The increase in gallons sold is primarily due to increased demand as a result of the elimination of MTBE as a gasoline additive, and the high price of oil. Increased purchases from our marketing alliance partners allowed us to meet this increased demand. Purchases from non-affiliated producers decreased year over year in response to the significant increase in demand caused by the switchover from MTBE to ethanol in the first half of 2006. Because of shortages of ethanol that existed, there was less ethanol available to purchase in the spot market and, hence, less opportunity in the purchase/resale market. Equity production declined in 2006 versus 2005, due to maintenance shutdowns taken by both production facilities in the second quarter of 2006, and by the production issues surrounding our Nebraska facility in the second and third quarters of 2006.

        Gross profit totaled $28.4 million in the first quarter of 2007, a decrease of $2.2 million, or 7.2%, from the first quarter of 2006. The decline in gross profit was principally the result of a lower commodity spread caused by higher corn prices. Our corn costs during the first quarter of 2007 averaged $3.58 per bushel, significantly higher than our first quarter 2006 cost of $2.12 per bushel. Gross profit totaled $131.6 million in 2006, an increase of $44.2 million, or 50.6%, from 2005. The increase in gross profit was the result of a combination of factors, including higher average commodity spreads (the difference between the selling price per gallon of ethanol less net corn costs for gallons produced at our plants). Significant increases in the price of corn beginning late in the third quarter had a significant negative impact on commodity spreads and our gross margin during the fourth quarter. Corn prices increased on average by approximately $0.60 per bushel during the fourth quarter of 2006. Gross profit was also negatively affected throughout 2006 from increased costs, including increased maintenance costs, lower margins obtained on gallons sourced from our purchase/resale business, increasing corn prices and increases in freight and other production expenses. Our gross corn cost for 2006 was $2.41 per bushel, as compared to $2.08 per bushel in 2005.

        On March 27, 2007, we issued $300 million in fixed-rate, senior unsecured notes, as well as established a new $200 million secured revolving credit facility.

Non-Recurring Charges

        As a result of the repurchase of our senior secured floating rate notes, the Company recorded a pre-tax charge in 2006 of $14.6 million comprised of (i) $8.9 million for the tender and consent premiums and related fees and expenses, (ii) $4.9 million for the write-off of unamortized debt issuance costs, and (iii) $0.8 million for the write-off of unamortized deferred debt costs related to our amended secured revolving credit agreement.

        Non-recurring charges reduced diluted earnings per share by $0.24 per share in 2006.

General

        The following general factors should be considered in analyzing our results of operations:

Variability of Gross Profit

        Our gross profit has fluctuated and may continue to fluctuate substantially from period to period. Gross profit from ethanol sales is mainly affected by changes in selling prices for ethanol, the cost to us of purchasing ethanol from marketing alliance partners and unaffiliated producers, and from the cost of corn. The rise and fall of ethanol and corn prices affects the levels of our costs of goods, gross profit and inventory values, even in the absence of any increases or decreases in business activity. Selling prices for ethanol are affected principally by the price of oil and gasoline and other market factors. All of these factors are beyond our control.

        Our most volatile manufacturing costs are natural gas and corn. See "Risk Factors—Our business is dependent upon the availability and price of corn. Significant disruptions in the supply of corn will materially affect our operating results. In addition, since we generally cannot pass on increases in corn prices to our customers, continued periods of historically high corn prices will also materially adversely affect our operating results," and "Risk Factors—The market for natural gas is subject to market conditions that create uncertainty in the price and availability of the natural gas that we utilize in our production process." Since both natural gas and ethanol are energy-related products, there has been significant, although not perfect, correlation between their market prices. As a result, at times when natural gas prices had increased, thereby increasing our costs, ethanol prices have typically increased, thereby increasing our revenues and offsetting some of the impact on our results of operations.

Impact of Product Mix

        Ethanol we sell is obtained from three sources: ethanol we produce, ethanol purchased from marketing alliance partners and ethanol from purchases we may make under our purchase/resale program. While our marketing alliance and purchase/resale businesses are important to our overall strategies, the great majority of our gross profit comes from our own equity production. Our overall profitability from period to period is affected by the mix of sales within these categories.

Conversion Costs

        Conversion costs per gallon are an important metric in determining our profitability. Conversion costs represent the cost of converting the corn into ethanol, and include production salaries, wages and stock compensation costs, fringe benefits, utilities (including coal and natural gas), maintenance, denaturant, insurance, materials and supplies and other miscellaneous production costs. It does not include depreciation and amortization expense.

Summary of Critical Accounting Policies

        We base this discussion and analysis of results of operations, cash flow and financial condition on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S.

Share-based Compensation Expense

        Effective January 1, 2006, we adopted, on a modified prospective transition method, SFAS 123(R), which requires measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including stock options, based on fair values. We previously accounted for share-based compensation expense using SFAS 123, using the minimum value method.

        Our financial statements for the year ended December 31, 2006 reflect the impact of adopting SFAS 123(R). In accordance with the modified prospective transition method, our financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Share-based compensation expense recognized is based on the value of the portion of share-based payment awards that is ultimately expected to vest. Share-based compensation expense recognized in our Consolidated Statements of Operations for the year ended December 31, 2006 included compensation expense for unvested share-based payment awards granted prior to December 31, 2005, based on the grant date fair value estimated in accordance with the minimum value method as outlined in SFAS 123, and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In conjunction with the adoption of SFAS 123(R), we elected to attribute the value of share-based compensation to expense over the periods of requisite service using the straight-line method.

        Upon adoption of SFAS 123(R), we elected to value our share-based payment awards granted beginning in fiscal year 2006 using the Black-Scholes model, which was previously used to calculate stock-based compensation expense using the minimum value method as outlined in SFAS 123. The determination of fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by our stock price as well as the input of other subjective assumptions. The Black-Scholes model requires a number of assumptions, of which the most significant are expected stock price volatility, the expected pre-vesting forfeiture rate and the expected option term (the amount of time from the grant date until the options are exercised or expire). Expected volatility is normally calculated based upon actual historical stock price movements over the expected option term. Since we have no history of stock price volatility as a public company at the time of the grants, we calculated volatility by considering, among other things, the expected volatilities of public companies engaged in similar industries. Pre-vesting forfeitures are estimated using a 3% forfeiture rate. The expected option term is calculated using the "simplified" method permitted by SAB 107. Our options have characteristics significantly different from those of traded options, and changes in the assumptions can materially affect the fair value estimates.

Inventory

        Inventories are stated at the lower of cost or market. Cost is determined using a weighted-average first-in-first-out ("FIFO") method for gallons produced at our plants, gallons purchased from our marketing alliance partners and other gallons purchased for resale. In assessing the ultimate realization of inventories, we perform a periodic analysis of market price and compare that to our weighted-average FIFO cost to ensure that our inventories are properly stated at the lower of cost or market.

Derivatives and Hedging Activities

        Our operations and cash flows are subject to fluctuations due to changes in commodity prices. We use derivative financial instruments from time-to-time to manage commodity prices. Derivatives used are primarily commodity futures contracts, swaps and option contracts.

        We apply the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and by Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (hereinafter collectively referred to as "SFAS 133"), for our derivatives. These derivative contracts are not designated as hedges and, therefore, are marked to market each period, with corresponding gains and losses recorded in other non-operating income (loss). The fair value of these derivative assets is recognized in other current assets or liabilities in the Consolidated Balance Sheets, net of any cash received from the relevant brokers.

Income Taxes

        For financial reporting purposes, we determine our current and deferred tax liabilities in accordance with the liability method of accounting for income taxes as specified in Statement of Financial Accounting Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. Under SFAS 109, deferred tax liabilities and assets are recorded for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. Property, plant and equipment, marketing alliance investments, goodwill, stock-based compensation, prepaid pension, postretirement benefit obligations, and certain other accrued liabilities are the primary sources of these temporary differences.

        Deferred tax assets include the excess tax basis in assets over the corresponding book basis as a result of the purchase of such assets from The Williams Companies, Inc. on May 30, 2003. We established a valuation allowance against certain deferred tax assets related to the tax basis in fixed assets, goodwill, bad debt and employee benefits. We determined, after weighing all available evidence, that a portion of the deferred tax assets would not be realized due to limitations imposed by Internal Revenue Code Section 382. Because of the ownership change on May 30, 2003, Section 382 imposes an annual limitation on the amount of pre-transaction losses that can offset post-transaction income for the five-year period following the transaction. Deductions related to depreciation, goodwill amortization, bad debt write-offs, and accrued vacation are considered losses under Section 382, subject to the limitation. Based upon our analysis of the Section 382 limitations, we established an initial valuation allowance at the acquisition date, as we concluded that a portion of our deferred tax assets would not be realized.

        In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting For Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. This interpretation clarified the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure.

        We adopted the provisions of FIN 48 on January 1, 2007. As a result of the adoption, we recognized a $0.7 million decrease in our reserves for uncertain tax positions and a $0.5 million increase in accrued interest on uncertain tax positions, resulting in a net $0.2 million increase in retained earnings. We also reclassified $8.1 million between deferred income taxes and other long-term liabilities to conform to the balance sheet presentation requirements of FIN 48.

        As of January 1, 2007, we had $8.5 million of uncertain tax benefits. All of our unrecognized tax benefits, if recognized in future periods, would impact the Company's effective tax rate. For the three months ended March 31, 2007, our liability for unrecognized tax benefits increased by $0.4 million, to $8.9 million.

        We include interest expense or income, as well as potential penalties on unrecognized tax benefits, as a component of income tax expense in the condensed consolidated statement of operations. The total amount of accrued interest related to uncertain tax positions at January 1, 2007 was $0.5 million, net of the deferred tax benefit, and is included in other long-term liabilities. For the three months ended March 31, 2007, we increased our accrual for interest related to uncertain tax positions by $0.1 million, net of the deferred tax benefit, to $0.6 million, net of deferred tax benefit, within income tax expense.

        Our federal income tax returns for 2003 to 2006 are open tax years. We file in numerous state jurisdictions with varying statutes of limitation open from 2002 through 2006 depending on each jurisdiction's statute of limitation. In 2006, the IRS commenced an examination of our U.S. income tax return. The Company does not expect this examination to be concluded and settled within the next 12 months, and as such the final outcome is not yet determinable.

        Based on the outcome of these examinations, or as a result of the expiration of statutes of limitations for specific jurisdictions, our unrecognized tax benefits for tax positions taken on previously filed tax returns may materially change from the unrecognized tax benefits recorded as other long-term liabilities in our financial statements at January 1, 2007. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets in future periods. As a result, based on the status of these examinations, and the protocol of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, it is not possible to estimate the impact of any amount of such changes, if any, to previously recorded uncertain tax positions.

Pension and Postretirement Benefit Costs

        Net pension and postretirement costs were $0.5 million, $0.6 million and $0.4 million, respectively, for the years ended December 31, 2006, 2005 and 2004. In the first quarter of 2007, our net pension and postretirement costs were $0.1 million and the total estimated pension and postretirement expense in 2007 is expected to be approximately $0.5 million. These expenses are primarily included in cost of goods sold, and in selling, general and administrative expenses. In 2006 and 2005, we made contributions to our defined benefit pension plan of $2.0 million and $0.3 million, respectively. We did not make any contributions to our defined benefit plan in 2004. In the first quarter of 2007, contributions to our defined benefit plan were $0.5 million and we expect to make contributions totaling $0.5 million by the end of the year.

        Our pension and postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected long-term rates of return on plan assets. Material changes in our pension and postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, changes in the level of benefits provided, changes to the level of contributions to these plans and other factors.

        We determine our actuarial assumptions for our pension and post retirement plans, after consultation with our actuaries, on December 31 of each year to calculate liability information as of that date and pension and postretirement expense for the following year. The discount rate assumption is determined based on a spot yield curve that includes bonds that are rated Corporate AA or higher with maturities that match expected benefit payments under the plan.

        The expected long-term rate of return on plan assets reflects projected returns for the investment mix that have been determined to meet the plan's investment objectives. The expected long-term rate of return on plan assets is selected by taking into account the expected weighted averages of the investments of the assets, the fact that the plan assets are actively managed to mitigate downside risks, the historical performance of the market in general and the historical performance of the retirement plan assets over the past ten years.

Recent Accounting Pronouncements

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS 157 will have, if any, on its consolidated results of operations, financial position and related disclosures, but does not expect it to have a material impact on the financial statements.

        In February 2007, The FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115. SFAS No. 159 permits a company to choose to measure many financial instruments and other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing a company with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. A company shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 will be effective for fiscal years that begin after November 15, 2007. We are currently assessing the impact SFAS No. 159 will have on our consolidated financial statements.

Results of Operations

  Three Months Ended March 31, 2007 Compared to the Three Months Ended March 31, 2006

        Total gallons sold in the first quarter of 2007 were 193.2 million gallons, versus 164.9 million gallons sold in the first quarter of 2006, an increase of 28.3 million gallons or 17.2%. Gallons sourced were as follows:

	For the Three Months Ended March 31,
(In thousands, except for percentages)			Increase/ (Decrease)	% Increase/ (Decrease)
	2006	2005
Equity production	48,907	36,676	12,231	33.3%
Marketing alliance purchases	134,709	120,612	14,097	11.7%
Purchase/resale	21,528	14,424	7,104	49.3%
Decrease/(increase) in inventory	(11,956)	(6,859)	(5,097)	N.M. *

Total	193,188	164,853	28,335	17.2%

*
N.M.—not meaningful.

        Net sales in the first quarter of 2007 increased 39.3% from the first quarter of 2006. Net sales were $436.7 million in the first quarter of 2007 versus $313.5 million in the first quarter of 2006. Overall, the increase in net sales was the result of a combination of an increase in the number of gallons sold and an increase in the average sales price of ethanol. The average gross selling price of ethanol in the first quarter of 2007 was $2.10 per gallon, up from the $1.79 received in the first quarter of 2006. Demand for ethanol continued to outpace supply, resulting in continued higher ethanol prices.

        Co-product revenue for the first quarter of 2007 totaled $23.1 million, an increase of $8.3 million or 56.1%, from the first quarter of 2006 total of $14.8 million. Co-product revenue increased during the first quarter of 2007 principally from higher average selling prices and also, to a lesser extent, from an increase in co-product tonnage sold as a result of the DDGS produced from the new dry mill production. In the first quarter of 2007, we sold 267.1 thousand tons, versus 248.3 thousand tons in the first quarter of 2006. Co-product returns, as a percentage of the price of corn, were 35.7% during the first quarter of 2007, versus 50.7% in the first quarter of 2006. Co-product returns, as a percentage of the price of corn, decreased in the first quarter of 2007 as compared to 2006 as the result of increases in the price of corn continuing to outpace the increase in co-product pricing, and from the mix of co-products produced. Due to the addition of the new dry mill in Pekin, the increase in DDGS production increased the percentage of the lower value DDGS to the overall mix of available co-products.

        Cost of goods sold for the quarter ended March 31, 2007 was $408.2 million, compared to $282.9 million for the quarter ended March 31, 2006, an increase of $125.3 million or 44.3%. Cost of goods sold consists of the cost to produce ethanol at our own facilities, the cost of purchasing ethanol from our marketing alliance partners and from unaffiliated producers and marketers, freight and logistics costs and the cost of motor fuel taxes which have been billed to customers. The increase in cost of goods sold is principally the result of higher costs for purchased ethanol and increased corn costs.

        Purchased ethanol in the first quarter of 2007 totaled $300.9 million, versus $223.6 million in the first quarter of 2006. The increase in purchased ethanol results from an increase in both the number of gallons of ethanol purchased, along with increases in the cost per gallon of ethanol. In the first quarter of 2007, we purchased 156.2 million gallons of ethanol at an average cost of $l.93 per gallon as compared to 135.0 million gallons of ethanol at an average cost of $l.66 in the first quarter of 2006.

        Production costs include corn costs, conversion costs (defined as the cost of converting the corn into ethanol, and includes production salaries, wages and stock compensation costs, fringe benefits, utilities (including coal and natural gas), maintenance, denaturant, insurance, materials and supplies and other miscellaneous production costs) and depreciation and amortization. Corn costs in the first quarter of 2007 totaled $64.7 million or $3.58 per bushel, versus $29.2 million, or $2.12 per bushel in the first quarter of 2006. The increase in corn costs is principally the result of a perceived increased demand by the marketplace as a result of expected new ethanol production facilities being built. Conversion costs for the first quarter of 2007 increased to $27.0 million from $20.3 million for the first quarter of 2006. The total dollars spent on conversion costs increased year over year as a result of the new Pekin dry mill production. However, the conversion cost per gallon remained constant year over year at $0.55 per gallon.

        Depreciation in the first quarter of 2007 totaled $2.9 million, versus $1.0 million in the first quarter of 2006. The increase in depreciation expense is the result of the new Pekin dry mill beginning production. Motor fuel taxes were $6.2 million in the first quarter of 2007 versus $1.6 million in the first quarter of 2006. The cost of motor fuel taxes are recovered through billings to customers.

        Freight/logistics costs in the first quarter of 2007 increased to $30.2 million, or approximately $0.16 per gallon, from $20.8 million, or $0.13 per gallon in the first quarter of 2006. The increase in freight/logistics cost is the result of higher transportation expenses, fuel surcharges and from the expansion of our distribution system footprint.

        Selling, general and administrative expenses ("SG&A") expenses were $9.6 million in the first quarter of 2007, compared to $6.3 million in the first quarter of 2006. SG&A expenses increased as a result of increased costs related to being a public company, and from costs associated with the expansion and growth of our business. Year over year increases in SG&A costs are primarily due to increased costs related to legal and other professional fees associated with our being a public company, including increased legal fees related to our capacity expansion efforts, the costs of complying with Section 404 of Sarbanes-Oxley Act of 2002, higher insurance costs related to directors and officers insurance, and increased personnel costs, including increased non-cash stock-based compensation expense and fringe benefits.

        Interest income in the first quarter of 2007 was $1.4 million, versus $0.7 million in the first quarter of 2006. The increase in interest income is due to a combination of a higher average level of funds available to invest as a result of cash received from our initial public offering and our recent Note offering, along with better operating results. This was offset by increased short-term investment rates due to increases in interest rates in general.

        Interest expense in the first quarter of 2007 was $0.3 million, as compared to $4.4 million in the first quarter of 2006. Interest expense was lower in the first quarter of 2007 due to the July 2006 repurchase of $160 million aggregate principal amount of our notes, versus the first quarter of 2006 when all $160 million of the notes were still outstanding. The interest expense in the first quarter of 2007 relates to the $300 million of 10% fixed-rate unsecured notes issued in late March 2007.

        The minority interest for the quarter ended March 31, 2007 was a $0.5 million charge to income compared to $1.3 million charge to income for the quarter ended March 31, 2006. This decrease reflects the reduced operating performance of our Nebraska subsidiary caused primarily by the year over year significant increase in corn costs.

        Other non-operating income for the first quarter of 2007 includes $3.9 million of realized and unrealized gains on corn derivative contracts, including the effect of marking to market derivative contracts, versus gains in the first quarter of 2006 of $0.6 million. Other non-operating income is impacted by the CBOT prices for derivative contracts.

        The income tax rate for the first quarter of 2007 was 36.1% versus a rate of 39.6% in the first quarter of 2006. The lower rate in the first quarter of 2007 resulted from lower state rates now being accrued as compared to the first quarter of 2006. The income tax rate for the first quarter of 2007 also includes a component for interest expense related to uncertain tax positions in accordance with FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109.

  Year Ended December 31, 2006, Compared with Year Ended December 31, 2005

        Total gallons shipped in 2006 were 695.8 million gallons, versus 529.8 million gallons shipped in 2005, an increase of 166.0 million gallons or 31.3%. The increase/(decrease) in gallons by source was as follows:

	For the Year Ended December 31,
(In thousands, except for percentages)			Increase/ (Decrease)	% Increase/ (Decrease)
	2006	2005
Equity production	132,957	138,119	(5,162)	(3.7)%
Marketing alliance purchases	492,973	340,589	152,384	44.7%
Purchase/resale	68,234	68,791	(557)	(0.8)%
Decrease/(increase) in inventory	1,620	(17,663)	19,283	N.M. *

Total	695,784	529,836	165,948	31.3%

*
N.M.—not meaningful

        Net sales in 2006 increased 70.2% from 2005. Net sales were $1.6 billion in 2006 versus $0.9 billion in 2005. Overall, the increase in net sales was the result of the increase in the average sales price of ethanol and an increase in gallons sold. The average gross selling price of ethanol in 2006 was $2.18 per gallon, up from the $1.63 received in 2005. The increase in ethanol prices is mostly the result of increased ethanol demand caused by the phase-out of MTBE as an oxygenate and from an increase in the RFS, as well as from increases in discretionary blending. Increased demand caused the price of ethanol to increase in the first half of 2006. Ethanol prices in the second quarter reached new highs, and began to fall significantly during the third quarter as a result of Brazilian imports. Ethanol prices regained strength in the fourth quarter as the Brazilian imports were consumed into the marketplace and demand again exceeded supply.

        Co-product sales for 2006 totaled $54.7 million, which was slightly lower than the $60.4 million in 2005. Co-product sales in 2006 was affected by lower average realized prices, and decreased co-product production due to maintenance.

        Co-product shipments decreased in 2006 to 927.2 thousand tons, from 946.7 thousand tons in 2005 due to production issues.

        Cost of goods sold consists of the cost to produce ethanol at our own facilities, the cost of purchasing ethanol from our marketing alliance partners and from unaffiliated producers and marketers, freight and logistics costs and the cost of motor fuel taxes which have been billed to customers. Cost of goods sold for the year ended December 31, 2006 was $1.5 billion, compared to $0.9 billion for the year ended December 31, 2005, an increase of $0.6 billion or 72.2%. This increase is the result of higher costs for purchased ethanol and from increased production costs.

        Purchased ethanol in 2006 totaled $1.1 billion, versus $0.6 billion in 2005. The increase in purchased ethanol results from an increase in both the number of gallons of ethanol purchased, along with increases in the cost per gallon of ethanol. In 2006, we purchased 561.2 million gallons of ethanol at an average cost of $2.04 per gallon as compared to 409.4 million gallons of ethanol at an average cost of $1.52 in 2005.

        Production costs include corn costs, conversion costs and depreciation and amortization. Corn costs in 2006 totaled $122.4 million or $2.41 per bushel, versus $108.0 million, or $2.08 per bushel in 2005. The increase in corn costs is principally the result of a perceived increased demand by the marketplace as a result of expected new ethanol production facilities being built. Conversion costs for the year increased to $87.2 million, or $0.66 per gallon, from $77.1 million, or $0.56 per gallon for 2005. The increase is mostly the result of higher costs due to the maintenance required at our Illinois wet mill facility and our Nebraska facility in the second quarter of 2006, along with production issues incurred at our Nebraska facility in the second and third quarters of 2006, and from the results of severe weather which disrupted production at both the Illinois wet mill and the Nebraska facilities in early December 2006. Conversion costs were also affected in 2006 by stock-based compensation expense, higher enzyme and denaturant costs, and from one-time start-up costs related to the new Illinois dry mill.

        Depreciation in 2006 totaled $3.7 million, versus $2.3 million in 2005. Motor fuel taxes were $13.6 million in 2006 versus $6.3 million in 2005. The cost of motor fuel taxes are recovered through billings to customers.

        Freight/logistics costs in 2006 increased to $101.7 million, or approximately $0.15 per gallon, from $58.0 million, or $0.11 per gallon in 2005. The increase in freight/logistics cost is the result of higher transportation expenses, fuel surcharges and from the expansion of our distribution system footprint.

        Selling, general and administrative expenses ("SG&A") expenses were $28.3 million in 2006, compared to $22.5 million in 2005. SG&A expenses increased as a result of expensing stock-based compensation in accordance with SFAS 123R and increased costs related to being a public company. Stock-based compensation expense in 2006 totaled $6.5 million, versus $1.9 million in 2005.

        Other operating income of $3.4 million includes a $1.3 million one-time special cash dividend from Heartland Grain Fuels, a marketing alliance partner in which we hold an ownership interest, prior to their being acquired by Advanced BioEnergy, LLC. The remainder represents dividends received from our cost method investments in marketing alliance partners, and in payments received from various governmental agencies for ethanol production.

        Interest income in 2006 was $4.8 million, versus $2.2 million in 2005. The increase in interest income is the result of a combination of a higher level of investable funds due to cash received from our initial public offering and better operating results, along with increased short-term investment rates due to increases in interest rates in general.

        Interest expense in 2006 was $9.3 million, as compared to $16.5 million in 2005.

        Interest expense declined in 2006 principally as a result of the repurchase of our outstanding bonds, along with interest capitalized as a result of the construction of our Pekin dry mill facility and lower usage of our secured revolving credit facility. Interest expense in 2006 was also affected by the impact of year over year increases in variable interest rates.

        The minority interest for the year ended December 31, 2006 was a $4.6 million charge to income compared to $2.4 million charge to income for the year ended December 31, 2005. This increase reflects the higher operating results of our Nebraska subsidiary in the year ended December 31, 2006.

        Other non-operating income for 2006 includes $3.7 million of mark to market gains on corn futures contracts, versus mark to market gains of $1.8 million in 2005. Other non-operating income consists of realized or unrealized gains or losses on commodity derivative instruments and mark to market adjustments on an interest rate cap agreement.

        Loss on early extinguishment of debt totaled $14.6 million in 2006. The loss is related to the repurchase of all $160 million aggregate principal amount of our floating rate senior secured notes (including premiums), and from the write-off of deferred financing fees related to our amended and restated secured revolving credit facility.

        Tax expense for 2006 was $31.7 million, or approximately 36.6%, versus $18.8 million, or 36.9%, in 2005. Our effective tax rate was affected by a lower estimated state tax rate in 2006 which more accurately reflected state income tax rates being incurred.

  Year Ended December 31, 2005, Compared with Year Ended December 31, 2004

        Total gallons shipped in 2005 were 529.8 million, versus 505.3 million gallons in 2004, an increase of 24.5 million gallons or 4.9%. The increase/decrease in gallons by source is as follows:

	For the Year Ended December 31,
(In thousands, except for percentages)			Increase/ (Decrease)	% Increase/ (Decrease)
	2005	2004
Equity production	138,119	139,400	(1,281)	(0.9)%
Marketing alliance purchases	340,589	297,200	43,389	14.6%
Purchase/resale	68,791	62,900	5,891	9.4%
Decrease/(increase) in inventory	(17,663)	5,800	(23,463)	N.M *

Total	529,836	505,300	24,536	4.9%

*
N.M.—not meaningful

        Net sales for the year ended December 31, 2005 were $935.5 million, compared to $858.9 million for the year ended December 31, 2004, an increase of $76.6 million or 8.9%. The increase in net sales was a combination of an increase in the average gross ethanol price to $1.63 per gallon in 2005, from $1.55 per gallon in 2004, and from an increase in ethanol demand. Ethanol prices increased largely as a result of the tightening of gasoline supplies and higher prices.

        The price of ethanol varied throughout 2005, with lower prices occurring in the second quarter due to a temporary oversupply situation, escalating in the third quarter as a result of tight gasoline supplies brought on by the disruption of the oil supply caused by hurricanes in the U.S. Gulf Coast, and then returning to more normal levels in the fourth quarter. The lower ethanol price in the second quarter of 2005 negatively influenced the pricing on fixed price contracts for the October 2005 through March 2006 delivery period which constituted approximately 55% of contracted volume for the period. Sharp increases in prices in the third quarter 2005 and declines in the fourth quarter 2005 resulted in higher margins in the third quarter 2005 and lower margins in the fourth quarter 2005.

        Co-product sales for the year ended December 31, 2005 was $60.4 million, as compared to $65.7 million for the year ended December 31, 2004. In 2005, we sold 946.7 thousand tons of co-products compared to 867.3 thousand tons of co-products in 2004. This decrease in co-product sales reflects the overall reduction in the cost of corn.

        Cost of goods sold for the year ended December 31, 2005 was $848.1 million, compared to $793.1 million for the year ended December 31, 2004, an increase of $55.0 million or 6.9%. This increase was mainly the result of higher purchased ethanol prices and higher natural gas costs offset by lower corn costs. Our average corn cost was $2.08 per bushel for the year ended December 31, 2005 compared to $2.68 per bushel for the year ended December 31, 2004. The decrease in corn costs reflects the oversupply of corn from the strong 2004 U.S. harvest.

        Increased energy costs reflected the higher cost of natural gas, which was up approximately $2.4 million, or 20.2% when compared to the same period of 2004.

        Our gross margin increased from 7.7% for the year ended December 31, 2004 to 9.3% for the year ended December 31, 2005. This increase was largely a result of higher ethanol prices and the resulting favorable spread between ethanol prices and corn costs offset by substantially higher marketing alliance revenue, which generally have a lower margin in comparison to our ethanol production revenue.

        SG&A expenses for the year ended December 31, 2005 were $22.5 million compared to $16.2 million for the year ended December 31, 2004, an increase of $6.3 million or 38.9%. Our selling, general and administrative expenses were higher in the year ended December 31, 2005 compared to the same period of 2004 due primarily to additional staffing, payment of the final installment of a special management bonus in the fourth quarter of $3.3 million, and recording non-cash expense for stock-based compensation of $1.9 million in 2005 compared to $0.1 million in 2004 respectively. In addition, other higher costs were associated with fees related to our annual audit, enhancement of our ORACLE information system, costs associated with preparing for implementation of internal control requirements related to the Sarbanes-Oxley Act, and various factors related to increased marketing and sales activities, and a logistical study.

        Other operating income for the year ended December 31, 2005 was $1.0 million compared to $3.2 million for the year ended December 31, 2004. Other income decreased in the year ended December 31, 2005 mainly due to a reduction of $1.9 million in receipts from the USDA under the CCC BioEnergy Program. The USDA credits are based upon production from the prior year of 2004. Under the CCC BioEnergy Program, the USDA makes cash payments to companies that increase their purchases of corn, other specified commodities, fats, oils and greases derived from an agricultural product or any animal by-product to expand production of ethanol, biodiesel or other biofuels of fuel grade ethanol. See "Business—Legislative Drivers and Governmental Regulation—Federal Farm Legislation."

        Interest income in 2005 was $2.2 million, versus $19 thousand in 2004. The increase in interest income is the result of a higher level of investable funds due to cash received from the debt offering of our $160 million senior secured floating rate notes in December 2004.

        Interest expense for the year ended December 31, 2005 was $16.5 million compared to $2.0 million for the year ended December 31, 2004, a difference of $14.5 million. This increase was mainly the result of the issuance of the $160 million aggregate principal amount of senior secured notes in December 2004. In addition, as of December 31, 2005, $1.5 million was outstanding under the revolving credit facility.

        The minority interest for the year ended December 31, 2005 was a $2.4 million charge to income compared to $2.1 million charge to income for the year ended December 31, 2004. This increase reflects the higher operating results of our Nebraska subsidiary in the year ended December 31, 2005.

        Other non-operating income increased in the year ended December 31, 2005 by approximately $2.7 million. Other non-operating income was $1.8 million for the year ended December 31, 2005 compared to a $0.9 million loss for the year ended December 31, 2004 as a result of marking our derivative instruments to market as required by SFAS 133. Other non-operating income consists of realized or unrealized gains or losses on commodity derivative instruments and mark to market adjustments on an interest rate cap agreement.

        Income taxes for the year ended December 31, 2005 were $18.8 million compared to $18.4 million for the year ended December 31, 2004. This increase was mainly the result of the increase in taxable income in the year ended December 31, 2005 in comparison to the year ended December 31, 2004 which reflects our overall higher operating income in the 2005 period. Our effective tax rate decreased to 36.9% in 2005 from 38.7% in 2004 due to the tax benefit from the domestic manufacturing deduction as a result of the Jobs Creation Act of 2004.

Trends and Factors that May Affect Future Operating Results

Ethanol Supports

        We receive significant benefits from federal and state statutes, regulations and programs and the trend at the governmental level appears to be to continue to try to provide economic support to the ethanol industry. Notwithstanding the above, changes to federal and state statutes, regulations or programs could have an adverse effect on our business. Recent federal legislation, however, has benefited the ethanol industry. In 2005, the Energy Policy Act was passed which contained a new support program, the RFS, which requires fuel refiners to use a certain minimum amount of renewable fuels (including ethanol) which will rise to 7.5 billion gallons by 2012. Ethanol benefits from an excise tax credit of $0.51 per ethanol gallon. This excise tax credit provides incentives for blenders and refiners to blend ethanol with gasoline.

Supply and Demand

        Ethanol demand in the U.S. in 2006 exceeded production. U.S. production of 4.8 billion gallons in 2006 was slightly less than 2006 consumption of 5.4 billion gallons. The shortfall in 2006 was filled by imports from other countries, principally Brazil. At the end of 2006, U.S. production capacity was 5.4 billion gallons annually. According to the RFA, another 6.0 billion gallons of production capacity was under construction at December 31, 2006.

        It is expected that annual ethanol production capacity in the U.S. will total in excess of 7.5 billion gallons annually by the end of 2007, which is the amount of the RFS required in 2012. Ethanol produced in the United States competes with sugar-based ethanol produced in Brazil. This additional capacity may cause supply to exceed demand. If additional demand for ethanol is not created, through either additions to discretionary blending (through increased penetration rates in areas that blend ethanol today or through the establishment of new markets where little to no ethanol is blended today), or through additional governmental mandates at either the federal or state level, the excess supply may cause ethanol prices to decrease, perhaps substantially.

Commodity Prices

        Our primary grain feedstock is corn. The cost of corn is dependent upon factors that are generally unrelated to those affecting the selling price of ethanol. Corn prices generally vary with international and regional grain supplies, and can be significantly affected by weather, planting and carryout projections, government programs, exports, and other international and regional market conditions. Due to the significant expansion of the ethanol industry, corn futures have increased substantially as a result of this new perceived demand. This trend is likely to continue and could have a material impact on our results of operation and financial condition. In addition, factors such as USDA estimates of acres planted, export demand and other domestic usage also have significant effects on the corn market. Weather-related impacts upon the corn market and prices are expected to be mitigated by new more reliant hybrid varieties of corn. Other factors such as acres planted and weather could also start to have more of an impact and lead to potentially volatile and higher corn prices.

        As of March 31, 2007, we had contracts for delivery of ethanol totaling 199.1 million gallons for delivery throughout the remainder of 2007, which represents approximately 36% of our expected ethanol shipments for the remainder of the year. These commitments were for 40.6 million gallons at an average fixed price of $1.96, 31.6 million gallons at an average positive spread to wholesale gasoline of $0.43 (based upon the NYMEX, Chicago and NY harbor indices), and 126.9 million gallons at spot prices (using various Platt, OPIS and AXXIS indices). Although these contracts are for delivery throughout 2007, they are heavily weighted towards the second and third quarters of 2007.

Natural Gas Prices

        Natural gas is an important input in our ethanol and co-product production process. We use natural gas to dry distillers grains for storage and transportation over longer distances. This allows us to market distillers grains to broader livestock markets in the U.S.. Although natural gas prices trended lower during the second half of 2006, and prices fluctuated in a narrower price band during this time, natural gas prices could again increase significantly as a result of actual or perceived shortages in supply. Our current natural gas usage is approximately 342,000 MMBtus per month.

        Based on our current hedges and current market conditions, we estimate our corn costs for the second quarter of 2007 will be in the $3.95 to $4.00 per bushel range, and our third quarter 2007 corn costs will be in the $3.90 to $3.95 per bushel range, excluding any effects of mark to market adjustments on our hedge positions.

Expansion

        We have entered into EPC contracts for the expansion of capacity at two sites and are currently considering the expansion of capacity at a third site, representing an aggregate of 565 million gallons of capacity. The timing of such expansions, the terms of the EPC contracts and the terms of the financing therefor may all have a material affect on our results of operations. In addition, because we have decided to stage our expansion plans, we may have to pay penalties or damages under certain contracts related to such capacity expansions. For a discussion of these potential penalties and damages see "Liquidity and Capital Resources—Overview and Outlook" below.

Bio-Diesel

        In March 2007, we announced that we had entered the biodiesel marketing business. We have launched a marketing program for biodiesel similar to our ethanol marketing program. We shipped biodiesel to customers beginning in the first quarter of 2007.

Liquidity and Capital Resources

        The following table set forth selected information concerning our financial condition:

(In thousands)	March 31, 2007	December 31, 2006	December 31, 2005
	(Unaudited)
Cash and cash equivalents	$281,120	$29,791	$3,750
Short-term investments	$144,750	$98,925	—
Working capital	$502,838	$203,247	$49,878
Total debt	$300,000	—	$161,514
Current ratio	7.02	3.44	1.83

Overview and Outlook

        We completed our initial public offering at the beginning of the third quarter of 2006. This transaction resulted in the issuance of 6,410,256 new shares, and raised approximately $260.9 million, net of discounts and commissions to underwriters and IPO-related expenses, in new equity for the Company. Consequently, our liquidity and capital position have improved significantly during 2006. This, together with cash generated from operations during 2006, has significantly increased our working capital position.

        In June 2006, we commenced a cash tender offer ("Tender Offer") for all $160 million aggregate principal amount of our outstanding senior secured floating rate notes due 2011 ("Notes"). Approximately 97% of the outstanding aggregate amount of Notes was tendered. In July 2006, we paid

$163.7 million (including premiums) from the funds received in our initial public offering to fund the repurchase of $155.0 million aggregate principal amount of Notes redeemed in the Tender Offer. On December 29, 2006, we redeemed the remaining $5 million of the Notes. We paid an additional $5.2 million, including premiums, to redeem the Notes.

        As a result of the completion of the Tender Offer, cash that was classified as restricted and earmarked for the Pekin, Illinois plant expansion was no longer subject to the restrictions previously imposed by the indenture under which the Notes were issued.

        On October 26, 2006, Aventine's Board of Directors approved a share buyback program of up to $50 million. Under the repurchase program, the Company may buy back shares from time to time on the open market. The program has no minimum share repurchase amounts, and there is no fixed time period under which any share repurchases must take place. This share repurchase program is not expected to impact the Company's previously announced expansion plans.

        In March 2007, we completed a private placement of the Original Notes.

        On March 23, 2007 the Company, through certain of its indirect subsidiaries (Aventine Renewable Energy, Inc., Aventine Renewable Energy—Mt Vernon, LLC and Aventine Renewable Energy—Aurora West, LLC), established a new five-year $200 million senior secured revolving credit facility that may, under certain circumstances, increase in amount up to $300 million. The facility will be funded by a consortium of banks, led by JPMorgan Chase Bank, N.A.

        With our current cash balances, amounts available under our secured revolving credit facility and anticipated cash flow from operations, we believe that we will be able to satisfy existing anticipated working capital needs, debt service obligations, capital expenditure and other anticipated cash requirements for the remainder of the year.

        The amount of capital expenditures necessary to build our proposed 113 million gallon dry mill expansion in Pekin, Illinois, our proposed 226 million gallon dry mill adjacent to our Nebraska facility and our proposed 226 million gallon dry mill in Mt Vernon, Indiana, is currently estimated to be between $1.90 and $2.00 per denatured gallon of capacity, or a total of approximately $1.1 billion. We are contractually obligated, subject to certain conditions, including obtaining necessary permits, to develop both a 113 million gallon dry mill adjacent to our Nebraska facility (using commercially reasonable best efforts to obtain a permit for 226 million gallon capacity) and a 226 million gallon dry mill in Mount Vernon, Indiana. If we do not meet certain specified milestones we will be subject to penalties. The contract to complete the 226 million gallon dry mill expansion adjacent to our Nebraska facility provides for liquidated damages not exceeding $5 million if specified milestones are not met or we do not construct a facility with a capacity of at least 110 million gallons. If such penalties are not paid, the counterparty to the contract has the right to repurchase the property at cost (subject to adjustment for any expenses, which we have paid with respect to infrastructure construction). In certain cases, the counterparty can agree to an extension and limited cure rights for payments. The contract for completion of the 226 million gallon dry mill in Mount Vernon, Indiana provides that, if we do not meet certain milestones, subject to specified extension rights and cure periods, we will be in default under our lease with the Indiana Port Commission and the State of Indiana may complete construction of the plant at our expense if we fail to do so and does not provide for liquidated damages as an alternative. In addition, we would also be subject to certain other penalties provided for in the lease. Notwithstanding the above, if, despite our diligent efforts, we are unable to obtain permits for the Mount Vernon facility by a certain date, we can negotiate a waiver of the compliance date and establish a new date for compliance. If we do not reach an agreement, either the Mount Vernon lessor or we can terminate the Mount Vernon lease. Accordingly, we cannot estimate the amount of damages we could be liable for.

        In March 2007, we signed a $102 million advance work agreement with Delta-T Corporation for the purchase of long lead-time equipment for the proposed Mount Vernon and Aurora West facilities. We also signed a $12 million pre-EPC agreement with Kiewit for initial site work at Aurora West.

        On May 31, 2007, we entered into separate but substantially identical EPC contracts with Kiewit to build ethanol production facilities in Mount Vernon, Indiana and Aurora, Nebraska. Delta-T Corporation is the technology provider and is a sub-contractor to Kiewit under the EPC contracts. Under the terms of each of the EPC contracts, Kiewit will provide certain EPC materials and services necessary to build ethanol production facilities at each site capable of initially producing 113 million gallons of denatured ethanol annually as the primary product. In addition, the EPC contracts also call for Kiewit to provide certain additional materials and services to prepare each site for a phase II expansion. A phase II expansion would double the capacity of each of the plants, and the Company is currently seeking permits for the full 226 million gallons of annual production capacity for each site upfront. The EPC contracts call for payments to Kiewit in the amount of $462.5 million. Certain owner project costs are excluded from the EPC contracts. These include, but are not limited to, the cost of land, as well as the cost of bringing power, water sewer and natural gas service to the sites. These costs are the responsibility of Aventine. Each of the EPC contracts also allows for credits against the contract total for amounts paid for materials and services under the advance work agreement and the Aurora pre-EPC agreement.

Sources of Liquidity

        Our principal sources of liquidity are cash, short-term investments, cash provided by operations, and cash available under our secured revolving credit facility.

        Cash and short-term investments.    For the first three months of 2007, cash and short-term investments increased by $297.2 million. During 2006, cash and short-term investments increased by $125.0 million. Cash and short-term investments as of March 31, 2007, December 31, 2006 and December 31, 2005 were $425.9 million, $128.7 million and $3.7 million, respectively. The increase in cash is principally the result of cash received from the private placement of the Original Notes (net of fees), from our initial public offering and from the removal of all restrictions surrounding cash previously classified as restricted, and by cash generated from operations.

        Restricted cash.    Restricted cash at December 31, 2005 was $60.4 million. Restricted cash had previously been set aside to be used solely for the expansion of our Pekin, IL facility. The restrictions in place relative to these funds in accordance with the bond indenture for our Notes ceased to be applicable after completion of the Tender Offer on July 13, 2006. As a result, all cash previously classified as restricted is now classified as unrestricted.

        Cash provided by operations.    Net cash provided by operating activities in the first three months of 2007 was $18.0 million, as compared to cash provided by operating activities of $8.1 million for the first three months of 2006. The increase in cash provided by operations in 2007 versus 2006 is primarily the result of improved earnings and a reduction in accounts receivable, offset by growth in inventory. In the first quarter of 2006, cash provided by operations was negatively affected by increased in inventory that grew faster than reductions in receivables. Cash on our balance sheet, along with the cash received from the issuance of the $300 million of 10% senior unsecured notes, along with continued strong pricing and demand for ethanol, has significantly helped our working capital position. Net cash provided by operating activities in 2006 was $55.8 million, as compared to cash provided by operating activities of $26.7 million for 2005. The increase in net cash provided by operating activities in 2006 versus 2005 is primarily the result of increased operating performance as a result of the widening of the commodity spread due to the increase in ethanol prices. Cash provided by operations was negatively affected in 2006 by the effects of increasing ethanol prices, which increased both accounts receivable and inventory. This increase in accounts receivable and inventory more than offset a corresponding increase in accounts payable.

        Cash available under our credit facility.    During the first quarter of 2007, we put into place a new five-year $200 million senior secured revolving credit facility that may, under certain circumstances, increase in amount up to $300 million. We had no borrowings outstanding under our secured revolving credit facility at March 31, 2007 and $1.2 million of standby letters of credit outstanding, leaving approximately $88.7 million in additional borrowing availability thereunder as of that date. A fixed asset component in an amount of $50 million may be added to the borrowing base under our new senior secured revolving credit facility on or prior to December 31, 2007 upon the satisfaction of certain requirements. We are in the process of satisfying the requirements necessary in order to take advantage of this fixed asset component.

Uses of Liquidity

        Our principal uses of liquidity are capital expenditures, payments related to previously outstanding debt and our credit facility, and the repurchase of shares of our common stock.

        Capital expenditures.    In the first three months of 2007, capital expenditures (excluding expansion related expenditures) totaled $2.7 million versus $1.0 million in the first three months of 2006. Capital expenditures include asset replacement, environmental and safety compliance and cost reduction and productivity improvement items. Our capital spending plan for all of 2007, excluding our expansion projects, is forecasted to be between $20 and $22 million. We currently expect capital spending for 2008 to include $4.5 million for air emissions control technology at our Illinois wet mill facility.

        Capital expenditures related to our announced expansion projects totaled $9.7 million in the first three months of 2007. In addition, we announced on March 20, 2007 that we had entered into two contracts related to expansion of our capacity at Mount Vernon, Indiana and Aurora, Nebraska. We entered into an Advance Work Agreement in the amount of $102 million, effective as of March 12, 2007, with Delta-T Corporation, for the purchase of plant equipment in advance of the completion of negotiations of EPC agreements with Kiewit. The $102 million in payments will be made between March 2007 and May 2008. In addition, we also announced on March 20, 2007 an agreement with Kiewit for Pre-EPC consulting and contracting services in the amount of $12.0 million in order to expedite the performance of certain tasks related to the design and construction of our proposed Aurora, Nebraska ethanol facility. Payments under the Kiewit contract will begin in March 2007 and continue until August 2007. Capital expenditures for the expansion of our Illinois dry mill facility totaled $58.7 million in 2006 and $6.8 million in 2005. In addition, we also spent $5.9 million on the proposed expansion projects in Pekin, Illinois, Aurora, Nebraska, and Mount Vernon, Indiana.

        On May 31, 2007, we entered into separate but substantially identical EPC contracts with Kiewit to build ethanol production facilities in Mount Vernon, Indiana and Aurora, Nebraska. Delta-T Corporation is the technology provider and is a sub-contractor to Kiewit under the EPC contracts. Under the terms of each of the EPC contracts, Kiewit will provide certain EPC materials and services necessary to build ethanol production facilities at each site capable of initially producing 113 million gallons of denatured ethanol annually as the primary product. In addition, the EPC contracts also call for Kiewit to provide certain additional materials and services to prepare each site for a phase II expansion. A phase II expansion would double the capacity of each of the plants, and the Company is currently seeking permits for the full 226 million gallons of annual production capacity for each site upfront. The EPC contracts call for payments to Kiewit in the amount of $462.5 million. Certain owner project costs are excluded from the EPC contracts. These include, but are not limited to, the cost of land, as well as the cost of bringing power, water sewer and natural gas service to the sites. These costs are the responsibility of Aventine. Each of the EPC contracts also allows for credits against the contract total for amounts paid for materials and services under the advance work agreement and the Aurora pre-EPC agreement.

        In 2006, other capital expenditures (excluding expenditures made for capacity expansions) totaled $11.9 million versus $6.6 million in 2005. Other capital expenditures include asset replacement, environmental and safety compliance, and cost reduction and productivity improvement items.

        Payments related to our outstanding debt and credit facility.    In the first three months of 2007, we did not make any interest payments on our debt and our credit facility. In the first three months of 2006, we paid $4.2 million in interest payments on our debt and credit facility. In 2006, we made interest payments on our debt and our credit facility totaling $11.2 million, versus payments of $15.0 million in 2005. In addition, we also paid $168.9 million (including premiums) in 2006 to repurchase all $160 million aggregate principal amount of our senior secured floating rate notes. The decrease in interest payments from 2005 to 2006 results primarily from the repurchase of outstanding senior secured floating rate notes and a reduction in the amount outstanding under our secured revolving credit facility, offset somewhat by increases in variable interest rates.

        Repurchase of shares of common stock.    In the first quarter of 2007, we did not repurchase any shares of our common stock under the share repurchase program approved by our Board of Directors. In 2006, we repurchased 50,000 shares of our common stock at an average price of $23.04, spending a total of approximately $1.2 million. The share repurchase program allows the repurchase of up to $50 million of our outstanding common stock, although there are no minimum share purchase requirements. There is approximately $48.8 million available to be repurchased under this program.

Off-Balance Sheet Arrangements

        We have not entered into any off-balance sheet arrangements that either have, or are reasonably likely to have, a material adverse current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations and Commercial Commitments

        The following table provides a summary of our contractual obligations and commercial commitments as of December 31, 2006. Other non-current liabilities included in our Consolidated

Balance Sheet that may not be fully disclosed below include accrued pension and post retirement costs. Refer to Notes 11 and 12 of the Notes to the Consolidated Financial Statements.

	Payments due or expiring by period
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Operating leases—railcars	$169,303	$10,604	$34,025	$38,042	$86,632
Operating leases—terminal leases	20,583	7,206	7,404	2,702	3,271
Operating leases—other	10,545	2,641	980	947	5,977
Commitments for capital expenditures	4,383	4,383	—	—	—
Estimated payments for defined benefit pension plan	500	500	—	—	—
IT services	4,501	676	1,039	796	1,990
Purchased ethanol(1)	10,450,276	980,182	2,128,270	2,097,664	5,244,160
Corn	40,248	38,708	1,540	—	—
Coal	43,248	13,892	29,356	—	—
Natural gas	9,018	9,018	—	—	—
Electricity	3,270	3,270	—	—	—
Other purchase obligations	315	315	—	—	—

Total contractual obligations	$10,756,190	$1,071,395	$2,202,614	$2,140,151	$5,342,030

(1)
The dollar value of our commitments under these contracts is estimated based on the volume commitment under the contracts, purchased ethanol contracts not being renewed upon termination and an estimated ethanol purchase price of $1.93. Under these contracts, we are generally obligated to purchase a set volume of ethanol at a purchase price that is based upon an average price at which we sell ethanol less a pre-negotiated margin. As a result, our exposure to market risk under these contracts as a result of fluctuations in ethanol prices is limited. The estimated ethanol price used in this disclosure should not be relied upon as a forecast of ethanol prices in future periods.

Environmental Matters

        We are subject to extensive federal, state and local environmental laws, regulations and permit conditions (and interpretations thereof), including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. These laws, regulations, and permits require us to incur significant capital and other costs, including costs to obtain and maintain expensive pollution control equipment. They may also require us to make operational changes to limit actual or potential impacts to the environment. A violation of these laws, regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns. In addition, environmental laws and regulations (and interpretations thereof) change over time, and any such changes, more vigorous enforcement policies or the discovery of currently unknown conditions may require substantial additional environmental expenditures.

        We are also subject to potential liability for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we arranged for the disposal of hazardous wastes. From time to time, hazardous material spills have occurred at our facilities or properties, which we investigate and remediate as necessary. Also, soil and groundwater contamination has been identified in the past at our Pekin, Illinois campus. If significant contamination is identified at our properties in the future, costs to investigate and remediate this contamination as well as any costs to investigate or remediate associated natural resource damages could be significant. If any of these sites are subject to investigation and/or remediation requirements, we may be responsible under CERCLA or other environmental laws for all or part of the costs of such investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties alleging property damage or personal injury due to exposure to hazardous or other materials at or from such properties. We have not accrued any amounts for environmental matters as of March 31, 2007. The ultimate costs of any liabilities that may be identified or the discovery of additional contaminants could adversely impact our results of operation or financial condition.

        In addition, the hazards and risks associated with producing and transporting our products (such as fires, natural disasters, explosions, abnormal pressures and spills) may result in spills or releases of hazardous substances, and may result in claims from governmental authorities or third parties relating to actual or alleged personal injury, property damage, or damages to natural resources. We maintain insurance coverage against some, but not all, potential losses caused by our operations. Our coverage includes, but is not limited to, physical damage to assets, employer's liability, comprehensive general liability, automobile liability and workers' compensation. We do not carry environmental insurance. We believe that our insurance is adequate for our industry, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of events which result in significant personal injury or damage to our property, natural resources or third parties that is not covered by insurance could have a material adverse impact on our results of operations and financial condition.

        Our air emissions are subject to the federal Clean Air Act, the federal Clean Air Act Amendments of 1990 and similar state laws which generally require us to obtain and maintain air emission permits for our ongoing operations as well as for any expansion of existing facilities or any new facilities. Obtaining and maintaining those permits requires us to incur costs, and any future more stringent standards may result in increased costs and may limit or interfere with our operating flexibility. In addition, the permits ultimately issued may impose conditions which are more costly to implement than we had anticipated. These costs could have a material adverse affect on our financial condition and results of operations. Because other ethanol manufacturers in the U.S. are and will continue to be subject to similar laws and restrictions, we do not currently believe that our costs to comply with current or future environmental laws and regulations will adversely affect our competitive position. However, because ethanol is produced and traded internationally, these costs could adversely affect us in our efforts to compete with foreign producers not subject to such stringent requirements.

        Federal and state environmental authorities have been investigating alleged excess VOC emissions and other air emissions from many U.S. ethanol plants, including our Illinois and Nebraska facilities. The matter relating to our Illinois wet mill facility is still pending, and we could be required to install additional air pollution control equipment or take other measures to control air pollutant emissions at that facility. If authorities require us to install controls, we would anticipate that costs would be higher than the costs we incurred for this matter at our Nebraska facility due to the larger size of the Illinois wet mill facility. In addition, if the authorities determine our emissions were in violation of applicable law, we would likely be required to pay fines that could be material.

        We have made, and expect to continue making, significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations and permits. We have included in our capital budget for 2007 approximately $10.8 million for projects relating to environmental, health and safety matters, including for the installation of air pollution control equipment and for wastewater discharge improvements at our Illinois wet mill facility. As of March 31, 2007, we have spent approximately $0.2 of this amount. The majority of the 2007 environmental capital budget relates to compliance with the EPA's final National Emissions Standard for Hazardous Air Pollutants, or

NESHAP, under the federal Clean Air Act for industrial, commercial and institutional boilers and process heaters. This NESHAP will require us to implement maximum achievable control technology at our Illinois wet mill facility to reduce hazardous air pollutant emissions from certain of our boilers and process heaters by September 13, 2007. Based on engineering conducted to date and currently available information, we have budgeted $7.4 million to comply with this NESHAP in 2007. Due to various reasons, including equipment delivery delays, however, we may not be able to meet the September 2007 deadline. We are continuing to discuss a deadline extension with the state authorities. If an extension is not granted, and we do not meet the September 2007 deadline, fines and penalties could be imposed on us, which could be substantial.

        We currently generate revenue from the sale of carbon dioxide, which is a co-product of the ethanol production process at each of our Illinois and Nebraska facilities. New laws or regulations relating to the production, disposal or emissions of carbon dioxide may require us to incur significant additional costs and may also adversely affect our ability to continue generating revenue from carbon dioxide sales.

Market Risks

        We are exposed to various market risks, including changes in commodity prices and interest rates, Market risk is the potential loss arising from adverse changes in market rates and prices. In the ordinary course of business, we enter into various types of transactions involving financial instruments to manage and reduce the impact of changes in commodity prices and interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

  Commodity Price Risks

        We are subject to market risk with respect to the price and availability of corn, the principal raw material we use to produce ethanol and ethanol by-products. In general, rising corn prices result in lower profit margins and, therefore, represent unfavorable market conditions. This is especially true when market conditions do not allow us to pass along increased corn costs to our customers. The availability and price of corn is subject to wide fluctuations due to unpredictable factors such as weather conditions, farmer planting decisions, governmental policies with respect to agriculture and international trade and global demand and supply. Our weighted average gross corn costs for the three months ended March 31, 2007 was $3.58 per bushel, and for the years ended December 31, 2006 and 2005 was $2.41 and $2.08 per bushel, respectively.

        We have firm-price purchase commitments with some of our corn suppliers under which we agree to buy corn at a price set in advance of the actual delivery of that corn to us. At March 31, 2007, we had commitments to purchase approximately 21.3 million bushels of corn through December 2009 at an average price of $4.05 per bushel from these corn suppliers. Under these arrangements, we assume the risk of a price decrease in the market price of corn between the time this price is fixed and the time the corn is delivered. In order to reduce our market exposure to price decreases, at the time we enter into a firm-price purchase commitment, we also often enter into commodity forward contracts to sell a like amount of corn at the then-current price for delivery to the counterparty at a later date. We account for these transactions under Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statement of Financial Accounting Standard No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and by Statement of Financial Accounting Standard No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, (hereinafter collectively referred to as "SFAS 133"). These forward contracts are not designated as hedges and, therefore, are marked to market each period, with corresponding gains and losses recorded in other non-operating income. The fair value of these derivative assets is recognized in other current assets in the Condensed Consolidated Balance Sheet, net of any cash received from the brokers. Information on this type of derivative transaction at March 31, 2007 is as follows:

(In millions)	March 31, 2007
Realized and unrealized gains included in earnings	$1.1
(In millions)	March 31, 2007
Net bushels sold	10.5
Aggregate notional value of derivatives outstanding	$40.8
Period through which derivative positions currently exist	December 2009
Unrealized gain on the fair value of outstanding derivative positions	$0.7
The change in fair value due to the effect of a 10% adverse change in commodity prices to current fair value	$(4.3)

        We have also sold put contracts on corn to protect ourselves should corn prices fall. We account for these transactions under SFAS 133. These put contracts are not designated as hedges and, therefore, are marked to market each period, with corresponding gains and losses recorded in other non-operating income. The fair value of these derivative assets is recognized in other current assets in the Condensed Consolidated Balance Sheet, net of any cash received from the brokers. Information on this type of derivative transaction at March 31, 2007 is as follows:

(In millions)	March 31, 2007
Realized and unrealized gains included in earnings	$2.8
(In millions, except premium paid and strike price)	March 31, 2007
Net bushels covered by puts	8.6
Average premium paid for puts (in cents per bushel)	11.4
Strike price of put positions	$3.80
Period through which derivative positions currently exist	July 2007
Unrealized gains on the fair value of outstanding put positions	$1.3
The change in fair value due to the effect of a 10% adverse change in commodity prices to current fair value	$(0.4)

  Material Limitations

        The disclosures with respect to the above noted risks do not take into account the underlying commitments or anticipated transactions. If the underlying items were included in the analysis, the gains or losses on the futures contracts may be offset. Actual results will be determined by a number of factors that are not generally under our control and could vary significantly from those factors disclosed.

        We are exposed to credit losses in the event of nonperformance by counterparties on the above instruments, as well as credit or performance risk with respect to our hedged commitments. Although nonperformance is possible, we do not anticipate nonperformance by any of these parties.

BUSINESS

General

        Aventine Renewable Energy Holdings, Inc. (the "Company," "Aventine," "we," "our," or "us") is a leading producer and marketer of ethanol in the United States ("U.S."), based on both the number of gallons produced and the number of gallons sold. Through our own production facilities, marketing alliances with other ethanol producers and our purchase/resale operations, we marketed and distributed 695.8 million gallons of ethanol in 2006 and 529.8 million gallons of ethanol in 2005. For the years ended December 31, 2006 and 2005, we sold approximately 12.9% and 13.5%, respectively, of the total volume of ethanol sold in the U.S. We market and distribute ethanol to many of the leading energy companies in the U.S., including Royal Dutch Shell and its affiliates, Marathon Petroleum, BP, ConocoPhillips, Valero Marketing and Supply Company, Exxon/Mobil and Texaco/Chevron. We have comprehensive national distribution capabilities through our leased railcar fleet and terminal network structure at critical points on the nation's transportation grid where our ethanol is blended with our customers' gasoline. In addition to producing ethanol, our facilities also produce several co-products, such as distillers grain, corn gluten feed, corn germ and brewers' yeast, which generate incremental revenue and help offset a significant portion of our corn costs.

        We were acquired by the Morgan Stanley Capital Partners ("MSCP") funds from a subsidiary of The Williams Companies, Inc. on May 30, 2003. The acquisition was accounted for as a purchase business combination in accordance with Statement of Financial Accounting Standards No. 141 ("SFAS 141"), Business Combinations.

        Effective July 5, 2006, we completed an initial public offering of our common stock, $0.001 par value, pursuant to a Registration Statement on Form S-1, as amended (Reg. No. 333-132860), that was declared effective on June 28, 2006. We registered 9,058,450 shares of our common stock, all of which were sold in the offering at a gross per share price of $43.00 for an aggregate offering price of $389,513,350. Of the 9,058,450 shares sold, the Company sold 6,410,256 shares for an aggregate offering price of $275,641,008 and existing shareholders and management sold 2,648,194 shares for an aggregate offering price of $113,872,342.

        We are a Delaware corporation organized in 2003, and are the successor to businesses engaged in the production and marketing of ethanol since 1981.

Available Information

        Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports are available on our website, at no charge, at http://www.aventinerei.com, as soon as reasonably practicable after electronic filing or furnishing such information to the U.S. Securities and Exchange Commission ("SEC"). Also available on our website, or in print upon written request at no charge, are our corporate governance guidelines, the charters of our audit, compensation and nominating and corporate governance committees, and a copy of our code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions. Information on our website should not be considered to be part of this prospectus and is not incorporated by reference herein.

Industry Overview

        Ethanol is marketed across the U.S. as a gasoline blend component that serves as a clean air additive, an octane enhancer and a renewable fuel resource. It is blended with gasoline (i) as an oxygenate to help meet fuel emission standards, (ii) to improve gasoline performance by increasing octane levels and (iii) to extend fuel supplies. A small but growing amount of ethanol is also used as E85, a renewable fuels-driven blend comprised of up to 85% ethanol.

        Generally, ethanol is sold through contracts which are typically six months in duration. Ethanol is generally priced using one of three methodologies: a negotiated fixed price, a price based upon the spot market price of ethanol at the time of shipment plus or minus a fixed amount, or a price based upon the price of wholesale gasoline plus a fixed amount.

        The principal factors historically affecting the price of ethanol are:

  •
  The price of gasoline.    Because ethanol is sold in both discretionary markets as well as in markets where reformulated gasoline ("RFG") is required in order to meet federal and state fuel emission standards, and is used as both an additive to, and as a substitute for, gasoline, the price of ethanol over the long term has been highly correlated to the price of gasoline, which closely follows the price of oil;

  •
  Federal ethanol tax incentives.    The Volumetric Ethanol Excise Tax Credit ("VEETC") enables refiners and blenders to pay a premium for ethanol relative to the price of gasoline. As a result, over the long term, ethanol has generally been priced at the cost of wholesale gasoline plus the value of the VEETC; and

  •
  Ethanol industry fundamentals (i.e. capacity and demand).    The ethanol industry has experienced explosive growth in recent years, both in terms of supply capacity and demand. In periods when supply has exceeded demand, the price of ethanol has tended to fall below the cost of wholesale gasoline plus the value of the VEETC. In periods when demand outpaced supply, the price of ethanol tended to be at or above the cost of wholesale gasoline plus the value of the VEETC. See "Risk Factors—Risks Related to our Business—We operate in a highly competitive industry with low barriers to entry. In addition, if the expected increase in ethanol demand does not occur, of if the demand for ethanol otherwise decreases, there may be excess capacity in our industry."

        According to recent industry reports, approximately 95% of domestic ethanol has been produced from corn fermentation and, as such, is primarily produced in the Midwestern corn-growing states. The principal factor affecting the cost to produce ethanol is the price of corn.

        The U.S. fuel ethanol industry has experienced rapid growth, increasing from 1.3 billion gallons of production in 1997 to 4.8 billion gallons produced in 2006, with year-end 2006 production capacity of 5.4 billion gallons. Ethanol blends now account for approximately 40% of the U.S. gasoline supply. Increases in ethanol demand have been driven by recent trends as more fully described below:

  •
  Emission reduction.    Ethanol is an oxygenate which, when blended with gasoline, reduces vehicle emissions. Ethanol's high oxygen content burns more completely, emitting fewer pollutants into the air. Ethanol demand increased substantially after 1990 when federal law began requiring the use of oxygenates (such as ethanol or methyl tertiary butyl ether ("MTBE")) in RFG in cities with unhealthy levels of air pollution on a seasonal or year round basis.

  Although the federal oxygenate requirement was eliminated in May 2006, oxygenated gasoline continues to be used in order to help meet separate federal and state fuel emission standards. Historically, refiners chose MTBE over ethanol as the main oxygenate in RFG in cities outside of the Midwest because MTBE could be blended at the refinery and shipped through existing pipelines. Twenty-five states have now banned, or significantly limited the use of MTBE, including California and New York. The refining industry has all but abandoned the use of MTBE, making ethanol the primary clean air oxygenate currently used. See "—Legislative Drivers and Governmental Regulation—State legislation banning or significantly limiting the use of MTBE, a competing oxygenate."

  •
  Energy Independence.    The U.S.'s dependence on foreign oil has increased every year. The EIA states that out of the 19.7 million barrels of petroleum consumed by the U.S. in 2002, 62% was imported. This dependency is estimated to rise to 70% by 2025. Political instability and attacks on oil infrastructure in the major oil producing nations periodically disrupt the flow of oil and have added a "risk premium" to world oil prices. At the same time, demand for oil has increased as developing nations such as China and India continue to industrialize. As a result, world oil prices topped $70/barrel several times in 2005 and 2006 and averaged above $60/barrel in 2006. Ethanol is a domestic, renewable source of energy, and thus could increase the availability of domestic fuel supplies and reduces the U.S. dependence on foreign oil. In 2004, the RFA calculated that ethanol usage reduced the U.S. trade deficit by $5.1 billion by eliminating the need to import 143.3 million barrels of oil.

  •
  Octane enhancer.    Ethanol, with an octane rating of 113, is used to increase the octane value of gasoline with which it is blended, thereby improving engine performance. It is used as an octane enhancer both for producing regular grade gasoline from lower octane blending stocks (including both reformulated gasoline blendstock for oxygenate blending ("RBOB") and conventional gasoline blendstock for oxygenate blending ("CBOB")), and for upgrading regular gasoline to premium grades.

  •
  Fuel stock extender.    According to the EIA, while domestic petroleum refinery output has increased by approximately 27% from 1980 to 2005, domestic gasoline product supplied has increased 39% over the same period. By blending ethanol with gasoline, refiners are able to expand the volume of the gasoline they are able to sell.

  •
  Growth in E85 usage.    E85 is a blended motor fuel containing 85% ethanol and 15% gasoline currently sold at approximately 1,200 stations across the United States. E85 can be used in approximately 5 million Flexible Fuel Vehicles presently on the road. Although E85 currently represents less than 1% of the ethanol market (and less than 0.5% of the ethanol we produce), automakers such as Ford Motor Company and General Motors have recently announced initiatives to double flexible fuel vehicle production. Additionally, several states, such as New York, Pennsylvania, Michigan and Missouri, have launched "Ethanol Corridor" initiatives which call for availability of E85 fuel at every service station along a major interstate.

        The positive emissions and engine performance attributes of ethanol have, in part, led to a number of legislative proposals intended to increase the usage of ethanol and renewable fuels generally. Several of these proposals are highlighted below.

  •
  The VEETC, which was recently extended until 2010, allows those who blend ethanol with gasoline to take a $0.51 excise tax credit for each gallon of ethanol they use, or $0.051 per gallon of gasoline sold at a blend rate of 10%. The proposed Renewable Fuels and Energy Independence Act of 2007, as currently drafted, would permanently extend this blender tax credit. In addition, a tariff of $0.54 per gallon is generally levied on certain imported ethanol, which Congress has recently extended until January 1, 2009.

  •
  The Energy Policy Act of 2005 included a nationwide renewable fuels standard ("RFS") as a replacement for the federal oxygenate requirement. The RFS establishes minimum nationwide levels of renewable fuels, such as ethanol. The RFS increases from 4.0 billion gallons of RFS required usage in 2006 to 7.5 billion gallons by 2012. Several states, such as Minnesota, Montana and Hawaii have enacted their own renewable fuel standards, which in some instances exceed federally-mandated targets.

  •
  Most recently, President Bush announced, in his 2007 State of the Union address, support for reducing gasoline usage by 20% from current levels by 2017, and proposing an increase in the federally-mandated usage of renewable fuels, which includes corn ethanol, to 35 billion gallons per year by 2017. We believe that continued legislative support for renewable fuels, combined with the positive performance and environmental characteristics of ethanol, will support increases in ethanol demand in the future.

Ethanol Production Processes

        The production of ethanol from corn can be accomplished through one of two distinct processes: wet milling and dry milling. Although the number of dry mill facilities significantly exceeds the number of wet mill facilities, their size is typically smaller. The principal difference between the two processes is the initial treatment of the grain and the resulting co-products. The increased production of higher margin co-products in the wet mill process results in a lower ethanol yield. A typical wet mill yields approximately 2.6 gallons of ethanol per bushel of corn, while a typical dry mill yields approximately 2.8 gallons of ethanol per bushel of corn.

Wet Milling

        In the wet mill process, the corn is soaked or "steeped" in water and sulfurous acid for 24 to 48 hours to separate the grain into its many parts. After steeping, the corn slurry is processed to separate the various components of the corn kernel, including the corn germ, which is then sold for processing into corn oil. The starch and any remaining water from the slurry can then be fermented and distilled into ethanol. The ethanol is then blended with about 5% denaturant, such as gasoline, to render it undrinkable and thus not subject to the alcohol beverage tax.

        The remaining parts of the grain in the wet mill process are processed into a number of different forms of protein used to feed livestock. The multiple co-products from a wet mill facility generate a higher level of cost recovery from corn than the principal co-product from the dry mill process. In addition, a wet mill, if properly equipped, can produce a higher value brewers' yeast in order to lower its net corn cost. For the quarter ended March 31, 2007, we recovered 44.5%, and for the years ended December 31, 2006, 2005 and 2004, we recovered 51.1%, 61.5% and 51.4%, respectively, of our total corn costs related to our wet mill process through our sale of co-products and bio-products.

Dry Milling

        In a dry mill process, the entire corn kernel is first ground into a flour, which is referred to in the industry as "meal", and is processed without first separating the various component parts of the grain. The meal is processed with enzymes, ammonia and water, and then placed in a high-temperature cooker to reduce bacteria levels ahead of fermentation. It is then transferred to fermenters where yeast is added and the conversion of sugar to ethanol begins. The fermentation process generally takes between 40 and 50 hours. After fermentation, the resulting liquid is transferred to distillation columns where the ethanol is evaporated from the remaining "stillage" for fuel uses. As with the wet milling process, the ethanol is then blended with approximately 5% denaturant, such as gasoline, to render the ethanol undrinkable and thus not subject to the alcohol beverage tax.

        With the starch elements of the corn kernel consumed in the above described process, the principal co-product produced by the dry mill process is dried distillers grains with solubles ("DDGS"). DDGS is sold as a protein used in animal feed and recovers a portion of the total cost of the corn, although less than the co-products resulting from the wet mill process described above. For the quarter ended March 31, 2007, we recovered 25.8%, and for the years ended December 31, 2006, 2005 and 2004, we recovered 27.7%, 36.7% and 33.9%, respectively, of our corn costs related to our dry mill process through the sale of DDGS and other co-products.

        The following graphic depicts the corn to ethanol conversion process:

Business Overview

        We derive our revenue from the sale of ethanol and the sale of co-products (corn gluten feed and meal, corn germ, condensed corn distillers with solubles ("CCDS"), carbon dioxide, DDGS and wet distillers grains with solubles ("WDGS")) and bio-products (brewers' yeast) which are produced as by-products during the production of ethanol at our plants. We source ethanol we sell from the following sources:

  •
  Ethanol we manufacture at our own plants, which we refer to as equity production;

  •
  Ethanol we purchase from marketing alliance partners, which we refer to as marketing alliance production, and

  •
  Ethanol we purchase on the spot market, which we refer to as purchase/resale.

        We market and sell ethanol without regard to whether we produced it, are reselling it, or are marketing it for our marketing alliance partners. Through our own production facilities, marketing alliances with other ethanol producers and our purchase/resale operations, we marketed and distributed 193.2 million gallons of ethanol in the first quarter of 2007, and 695.8 million, 529.8 million, and 505.3 million gallons for the years 2006, 2005 and 2004, respectively.

Equity Production

        We own and operate one of the few low cost, coal-fired, corn wet mill plants in the U.S. in Pekin, Illinois, which we refer to as the "Illinois wet mill facility," and hold a 78.4% interest in a natural gas-fired corn dry mill plant in Aurora, Nebraska, which we refer to as the "Nebraska facility." The remaining 21.6% of the Nebraska facility is owned by Nebraska Energy Cooperative, an agricultural cooperative comprised of over 200 corn producers. We consolidate all of the assets, liabilities, revenue, expenses and cash flows of the Nebraska facility in our financial statements and the interest therein of the Nebraska Energy Cooperative is reflected as minority interest.

        At December 31, 2006, our facilities have a combined total nameplate ethanol production capacity of 150 million gallons annually with corn processing capacity of approximately 56.4 million bushels per year. We expanded our Pekin, Illinois facility by adding a new natural gas-fired dry mill, which we refer to as our "Illinois dry mill facility," which was completed in January 2007. This expansion increased our total annual production capacity by approximately 57 million gallons, or 38%, to approximately 207 million gallons. Our plants typically operate at or near nameplate capacity except for scheduled outages that typically average approximately one week each year. We may also occasionally experience unplanned outages at our facilities which may negatively impact equity production and related revenue.

        For the quarter ended March 31, 2007 we produced 48.9 million, and for the years ended December 31, 2006, 2005 and 2004, we produced 133.0 million, 138.1 million and 139.4 million gallons, respectively, of ethanol from our own facilities. Our equity production operations generate the substantial majority of our operating income.

Marketing Alliance Production

        We also source ethanol from marketing alliance partners. Our marketing alliance partners are third-party producers (including producers in which we may have a minority interest, each of which is less than 8%), which sell their ethanol production to us on an exclusive basis. Ethanol produced by our marketing alliance partners enables us to meet major ethanol consumer needs by providing us with a nationwide market presence and leveraging our marketing expertise and our distribution systems. Our marketing alliance contracts require us to purchase all of the production from these facilities and sell it at contract or prevailing market prices. We are entitled to commissions on the sale of marketing alliance gallons in accordance with the terms of the marketing alliance contracts. Commission rates typically are 1% or less of the netback price. The netback price is the selling price of ethanol less a cost recovery component. The cost recovery component represents reimbursement to us for certain costs, including freight, storage, inventory carrying cost and indirect marketing costs. The purchase price we pay our marketing alliance partners is based on an average price at which we sell ethanol less the cost recovery component and commission. Revenue from marketing alliance gallons sold include the gross revenue from such sales and not merely the commissions earned because we (i) take title to the inventory, (ii) are the primary obligor in the sales arrangement with the customer, and (iii) assume all the credit risk. Since we are obligated to purchase all of the production of our marketing alliance partners, and since they typically operate at or near capacity, the volume of ethanol we purchase from our marketing alliance partners is driven by the capacity of their plants. See "—Marketing Alliances."

        For the quarter ended March 31, 2007 we purchased 134.7 million gallons, and for the years ended December 31, 2006, 2005 and 2004, we purchased 493.0 million, 340.6 million and 297.2 million gallons of ethanol, respectively, from our marketing alliance partners. Contribution to our operating income from the sale of marketing alliance gallons is relatively small.

        Two of our alliance partners (VeraSun Fort Dodge, LLC and VeraSun Aurora Corporation with annual ethanol production of 230 million gallons) are no longer part of our marketing alliance as of April 1, 2007. During the first quarter of 2007, we signed seven new alliance partner agreements with planned projects totaling 656 million gallons of production capacity when completed. The new alliance partner agreements include the two new plants associated with an affiliate of Sir Richard Branson's Virgin Group and Bioverda International Holdings Limited (Indiana Bio-Energy and Ethanol Grain Processors), two new proposed Panda Energy plants (Yuma, Colorado and Haskell County, Kansas), two new proposed E Energy plants (Auburn, Nebraska and Broken Bow, Nebraska), and a new

proposed ethanol plant in Dadeville, Alabama. We have also signed contracts to market an additional 1.4 billion gallons of ethanol from existing and new marketing alliance partners who have projects currently under construction, and for projects which have been proposed. As of March 31, 2007, 325 million gallons of this amount is currently under construction. We believe these plants currently under construction will be completed and we expect to market these additional gallons. These plants are expected to come online between April 2007 and December 2008. In addition, we have also signed marketing agreements for another 1.1 billion gallons of annual capacity for proposed projects. Construction of these proposed projects has not commenced, and there can be no assurances that these projects will be commenced or completed on a timely basis, or at all.

Purchase/Resale

        We also purchase ethanol from unaffiliated producers and marketers. These transactions are driven by our ability to purchase ethanol and then, through our distribution network and customer relationships, to sell the ethanol. The margin for purchase/resale transactions can be volatile and we can occasionally lose money on this type of transaction.

        For the quarter ended March 31, 2007 we purchased for resale 21.5 million, and for the years ended December 31, 2006, 2005 and 2004, we purchased for resale 68.2 million, 68.8 million and 62.9 million gallons of ethanol, respectively, from unaffiliated producers and marketers. The contribution to our operating income from purchase/resale transactions has historically been limited.

By-Products

        We generate additional revenue through the sale of by-products (both co-products and bio-products) that result from the ethanol production process. These by-products include brewers' yeast, corn gluten feed and meal, corn germ, CCDS, carbon dioxide, DDGS and WDGS. The volume of by-products we produce varies with the level of our equity production. Scheduled maintenance, along with other non-scheduled operational difficulties, may affect the volume of by-products produced. We may also shift the mix of these by-products to increase our revenue. By-product revenue is driven by both the quantity of by-product produced and from the market price received for our by-products, which have historically tracked the price of corn.

        For the quarter ended March 31, 2007 we generated $23.1 million, and for the years ended December 31, 2006, 2005 and 2004, we generated approximately $54.7 million, $60.3 million and $65.7 million, respectively, of revenue from the sale of co-products and bio-products, allowing us to offset our corn costs by approximately 35.7% in the quarter ended March 31, 2007, and 44.7%, 55.9%, and 47.0%, respectively, in each of the previous three years.

        Due to recent and planned industry increases in U.S. dry mill ethanol production, the production of co-products from dry mills in the U.S. has increased dramatically, and this trend may continue. This may cause co-product prices to fall in the U.S., unless demand increases or other market sources are found. To date, demand for DDGS, (the principal co-product produced by dry mills) in the U.S. has increased roughly in proportion to supply. We believe this is because U.S. farmers use DDGS' as a feedstock, and DDGS' are slightly less expensive than corn, for which it is a substitute. However, if prices for DDGS' in the U.S. fall, it may have an adverse effect on our business, which might be material.

Product Segments

        We operate in one reportable segment, the manufacture and marketing of fuel-grade ethanol.

Products

  Ethanol

        Our principal product is fuel-grade ethanol, an alcohol which is derived in the U.S. principally from corn. Ethanol is sold primarily for blending with gasoline as an octane enhancer and as an oxygenate additive for the purpose of meeting fuel emission standards. The demand for ethanol is principally driven by the overall demand for gasoline. For the quarter ended March 31, 2007, ethanol sales represented 92.8% of our total revenue. For the years ended December 31, 2006, 2005 and 2004, ethanol sales represented 95.4%, 92.4% and 91.8%, respectively, of our total revenue.

  Co-Products

        Our Illinois wet mill facility produces co-products such as corn gluten feed, corn gluten meal, CCDS (both wet and dry) and corn germ. In addition, the fermentation process yields carbon dioxide. These co-products are sold for various consumer uses into large commodity markets. Corn gluten feed, corn gluten meal and CCDS are used as animal feed ingredients, corn germ is sold for the extraction of corn oil, and carbon dioxide is sold for food-grade use such as beverage carbonation and dry ice. Our dry mill facility in Aurora, Nebraska produces co-products such as DDGS, WDGS and carbon dioxide. Distillers products are marketed as high protein animal feed and carbon dioxide is sold for food-grade use. For the quarter ended March 31, 2007, and for the years ended December 31, 2006, 2005 and 2004, co-products represented 4.7%, 2.9%, 5.3% and 6.7%, respectively, of our total revenue.

  Bio-Products

        Our Illinois wet mill facility also produces bio-products, Kosher and Chametz free brewers' yeast, which is processed into a growing variety of products for use in animal and human food and fermentation applications. For the quarter ended March 31, 2007, and for the years ended December 31, 2006, 2005 and 2004, bio-products represented 0.6%, 0.6%, 1.1% and 1.0%, respectively, of our total revenue.

Competition

        As of December 2006, there are 94 producers operating 111 ethanol plants in the U.S. The top ten producers accounted for approximately 44.4%, 46.3% and 51.9% of total industry capacity for the years 2006, 2005 and 2004, respectively. The remaining producers consist primarily of farmer cooperatives.

        The world's ethanol producers have historically competed primarily on a regional basis. Imports into the U.S. have generally been limited by an import tariff of $0.54 per gallon (other than from Caribbean basin countries which are exempt from this tariff up to specified limits). In 2006, in response to higher ethanol prices and increased demand (due in part to the elimination of MTBE as an oxygenate), a significant amount of ethanol was imported into the U.S. from Brazil, thereby negatively affecting ethanol prices during the second half of the year.

        Certain of our competitors have significantly larger market shares than we have, and tend to be price leaders in the industry. If any of these competitors were to significantly reduce their prices, our business, operating results and financial condition could be adversely affected.

        We could also be adversely affected if new products or technologies emerge that reduce or eliminate the need for ethanol. Our ethanol production is corn based, and competes with ethanol made from alternative materials, such as sugar, wheat and sorghum. Cellulosic sources of materials may also become a substitute feedstock for ethanol production, or other products may be devised which eliminate the need for ethanol entirely. Continued increases in the price of corn, or sustained high corn prices, could decrease the relative attractiveness of corn-based ethanol where alternatives exist, thereby adversely affecting our business, operating results or financial condition.

Business and Growth Strategy

        We are pursuing the following business strategies:

  Add Production Capacity to Meet Expected Demand for Ethanol

        We have identified opportunities to increase our equity production capacity through the development of new production facilities and are continually exploring acquisition opportunities. In addition to the 57 million gallon dry mill expansion of our Pekin, Illinois facility which was completed in early 2007, we are exploring expanding capacity at three sites:

  •
  a 113 million gallon dry mill in Pekin, Illinois

  •
  a 226 million gallon dry mill in Aurora, Nebraska (to be constructed in two phases of 113 million gallons each) and

  •
  a 226 million gallon dry mill in Mount Vernon, Indiana (to be constructed in two phases of 113 million gallons each)

        We intend to substantially complete 226 million gallons of capacity expansions in 2008. While we originally intended to complete an additional 339 million gallons of capacity expansions in 2009, based on current construction costs and market conditions we may elect to delay some or all of the 339 million gallons of capacity scheduled for 2009. The timing of the remaining expansions will be based upon, among other factors, market conditions and the availability of financing on attractive terms. On May 31, 2007, we entered into separate but substantially identical EPC contracts with a construction firm, Kiewit, to build two initial 113 million gallon ethanol production facilities in Mount Vernon, Indiana and Aurora, Nebraska. Delta-T Corporation is the technology provider and is a sub-contractor to Kiewit under the EPC contracts. Under the terms of each of the EPC contracts, Kiewit will provide certain EPC materials and services necessary to build ethanol production facilities at each site capable of initially producing 113 million gallons of denatured ethanol annually as the primary product. In addition, the EPC contracts also call for Kiewit to provide certain additional materials and services to prepare each site for a phase II expansion. A phase II expansion would double the capacity of each of the plants, and the Company is currently seeking permits for the full 226 million gallons of annual production capacity for each site upfront. The EPC contracts call for payments to Kiewit in the amount of $462.5 million. Certain owner project costs are excluded from the EPC contracts. These include, but are not limited to, the cost of land, as well as the cost of bringing power, water sewer and natural gas service to the sites. These costs are the responsibility of Aventine. Each of the EPC contracts also allows for credits against the contract total for amounts paid for materials and services under the advance work agreement and the Aurora pre-EPC agreement.

        Our timetable is subject to numerous factors beyond our control. In particular, we have not yet received any environmental or other permits with respect to these expansions (although construction and certain other permit applications have been filed). Accordingly, we cannot give assurance that these expansion projects will be completed on a timely basis or at all or that we will realize the benefits we anticipate. In addition, while we expect to raise additional debt to fund the phase II facility additions, we cannot be sure that we will be able to obtain additional financing for these phase II transactions on attractive terms or at all. In addition, we may have to pay penalties or damages under certain contracts related to such capacity expansions.

  Expand Marketing Alliances

        We signed our first marketing alliance agreement in 2001 and as of the date of this prospectus have increased the program to 12 alliance contracts with operating third-party plants. As of the date of this prospectus, these 12 alliance partners have operations whose current production capacities total approximately 361 million gallons of ethanol annually. During the first quarter of 2007, we signed seven new alliance partner agreements with planned projects totaling 656 million gallons of production capacity when completed. The new alliance partner agreements include the two new plants associated with an affiliate of Sir Richard Branson's Virgin Group and Bioverda International Holdings Limited (Indiana Bio-Energy and Ethanol Grain Processors), two new proposed Panda Energy plants (Yuma, Colorado and Haskell County, Kansas), two new proposed E Energy plants (Auburn, Nebraska and Broken Bow, Nebraska), and a new proposed ethanol plant in Dadeville, Alabama.

  Capitalize on Current and Changing Regulation

        Through expansion of marketing alliances and continued investment in increasing production capacity, we believe we are well positioned to take advantage of the current and changing regulatory environment in our industry. For example, the Energy Policy Act of 2005 created the RFS which is expected to increase demand for ethanol and other renewable fuels. Moreover, President George Bush, in his January 2007 State of the Union speech, called for substantial increases in subsidized ethanol production. The President's proposal has been met with strong support by organizations such as the National Corn Growers Association.

  Research into Cellulosic Ethanol

        Cellulosic plant biomass represents an untapped potential feedstock for the generation of fuel ethanol from renewable resources. In 2001, we teamed with Purdue University and the U.S. Department of Agriculture's ("USDA") National Center for Agriculture Utilization Research in Peoria, Illinois to develop an efficient and economical pretreatment process for corn fiber and corn stover (the stalks and husks left over after harvest). We spent approximately $0.2 million on cellulosic research in 2006, and $0.1 million in 2005 and 2004. We maintain our commitment to continue our research of the potential benefits associated with cellulosic ethanol.

  Entry into new and diversified markets.

        We are continually expanding our number of terminals in new markets in the United States and negotiating additional sales agreements. We persistently strive to optimize our multiple modes of transportation and sources of production. In addition, as numerous countries in Europe, Asia and South America have increased the mandated use of renewable fuels, we believe that there are export opportunities for our ethanol and by-products.

Sales and Marketing

        We employ direct sales personnel to pursue sales opportunities. In addition, customer service representatives are available to respond to customer questions and to undertake or resolve any required customer service issues. Our sales structure forms an integral, critical link in communicating with our customers. The sales function is coordinated through key senior executives responsible for our sales and marketing efforts.

Marketing Alliances

        We believe we have one of the largest marketing alliance networks in the ethanol industry, which allows for increased sales and enhances our position as a leading player in the ethanol industry. In exchange for allowing us to market their ethanol exclusively, marketing alliance partners gain the benefit of our customer relationships and extensive distribution network. Under our marketing alliance contracts, we agree to purchase all fuel-grade ethanol produced by our marketing alliance partners. The purchase price we pay our marketing alliance partners is based on an average price at which we sell ethanol less a cost recovery component and commission. The cost recovery component represents reimbursement to us for certain costs, including freight, storage, inventory carrying cost and indirect marketing costs. In addition, our marketing alliance partners pay us a commission which is generally 1% or less of the netback price. The netback price is the selling price of ethanol less the cost recovery component. Our marketing alliance contracts typically have two year terms and renew automatically for additional one year terms unless either party elects to terminate in advance. During the years ended December 31, 2006, 2005 and 2004, we purchased 493.0 million, 340.6 million and 297.2 million gallons, respectively, of ethanol produced by our marketing alliance partners.

        We signed our first marketing alliance agreement in 2001 and as of March 31, 2007 have increased the program to 12 alliance contracts with operating third-party plants. During the first quarter of 2007, we signed seven new alliance partner agreements with planned projects totaling 656 million gallons of production capacity when completed. The new alliance partner agreements include the two new plants associated with an affiliate of Sir Richard Branson's Virgin Group and Bioverda International Holdings Limited (Indiana Bio-Energy and Ethanol Grain Processors), two new proposed Panda Energy plants (Yuma, Colorado and Haskell County, Kansas), two new proposed E Energy plants (Auburn, Nebraska and Broken Bow, Nebraska), and a new proposed ethanol plant in Dadeville, Alabama. As of April 1, 2007, our marketing alliance partners have nameplate capacity to produce 287 million gallons of ethanol annually. We have also signed contracts to market an additional 1.4 billion gallons of ethanol from existing and new marketing alliance partners who have projects currently under construction, and for projects which have been proposed. 325 million gallons of this amount is currently under construction. We believe these plants currently under construction will be completed and we expect to market these additional gallons. These plants are expected to come online between April 2007 and December 2008. In addition, we have also signed marketing agreements for another 1.1 billion gallons of annual capacity for proposed projects. Construction of these proposed projects has not commenced, and there can be no assurances that these projects will be commenced or completed on a timely basis, or at all.

        The following table presents our marketing alliances as of April 1, 2007:

Name	Location	Annual Capacity	Status
		(millions of gallons)
Functioning Marketing Alliances
Glacial Lakes Energy	Watertown, SD	50	Functioning
Granite Falls Energy, LLC *	Granite Falls, MN	52	Functioning
Adkins Energy	Lena, IL	40	Functioning
Ace Ethanol, LLC *	Stanley, WI	41	Functioning
Advanced BioEnergy, LLC * (1)	Huron, SD	30	Functioning
Advanced BioEnergy, LLC * (1)	Aberdeen, SD	9	Functioning
Quad County Corn Processors	Galva, IA	27	Functioning
Agri Energy, LLC	LuVerne, MN	21	Functioning
Reeve Agri-Energy	Garden City, KS	12	Functioning
Xethanol Biofuels	Blairstown, IA	5	Functioning

		287
Marketing Alliances Under Construction/Under Development
Panda Energy	Hereford, TX	100	Under construction
Indiana Bio-Energy, LLC *	Bluffton, IN	101	Under construction
E Energy Adams	Adams, NE	50	Under construction
Redfield Energy, LLC	Redfield, SD	50	Under construction
E3 Biofuels	Meade, NE	24	Under construction
Holt County Ethanol	Holt County, NE	100	Under development
Phelps County Ethanol	Holdridge, NE	84	Under development
Ethanol Grain Processors, LLC	Obion, TN	100	Under development
Panda Energy	Yuma, CO	100	Under development
Panda Energy	Haskell County, KS	100	Under development
Xethanol Biofuels	Blairstown, IA	35	Under development
Alabama Renewable Energy	Dadeville, AL	55	Under development
Midwest Ethanol	Blencoe, IA	100	Under development
Midwest Ethanol	Elm Creek, NE	100	Under development
Midwest Ethanol	Araphoe, NE	100	Under development
E Energy Auburn	Auburn, NE	100	Under development
E Energy Broken Bow	Broken Bow, NE	100	Under development

		1,399

Total Marketing Alliances		1,686

*
Denotes marketing alliance partners in which we have made equity investments.

(1)
We previously had a 2% investment in Heartland Grain Fuels ("Heartland"), which was acquired by Advanced BioEnergy, LLC in 2006. Our 2% investment in Heartland was converted to a 1% investment in Advanced BioEnergy, LLC upon the purchase of Heartland by Advanced BioEnergy, LLC.

        As of April 1, 2007, VeraSun Energy Corporation and VeraSun Fort Dodge, LLC are no longer part of our marketing alliance. In the second quarter of 2007, we expect two new marketing alliance partner plants to begin producing ethanol, adding approximately 74 million gallons of ethanol annually to our existing marketing alliance volume.

        The Company has made investments in four marketing alliance partners (each of which is less than 8% of total ownership at December 31, 2006). Investments made by the Company after May 31, 2003 are recorded at cost. Investments made by the predecessor Company in one ethanol plant prior to

May 31, 2003 was written down to zero as part of the purchase price allocation upon the acquisition of the Company by MSCP. In conjunction with our investment in Ace Ethanol, LLC and Indiana BioEnergy, LLC, we are entitled to a seat on each of these companies Board of Directors for as long as we maintain an ownership interest.

        Our marketing alliance contracts require us to purchase all of the production from these facilities and sell it at contract or prevailing market prices. The price at which we sell ethanol for our marketing alliance partners is the same price at which we sell our own production. The purchase price we pay our marketing alliance partners for their ethanol is based on an average price at which we sell ethanol, less the cost recovery component and commission. See "—Distribution Strategy."

        Our marketing alliances are a major component of our growth strategy. Through these alliances, we believe we are able to increase sales and market share by using our existing marketing expertise and distribution systems without necessarily incurring the cost of constructing new ethanol production capacity. As the scale of the marketing alliances increase, we expect to increase our level of efficiency and customer service.

        The marketing alliances are also beneficial to us on an industry-wide basis. By performing the marketing function for a myriad of individual plants, we are able to better supply a sizable and consistent volume of ethanol to meet customer demand overall.

Distribution Strategy

        Our extensive logistics system is a key component to our customer service commitment. With our current 54 leased terminal locations, and our owned and alliance partner production facilities in the Midwest, and on the Gulf Coast and East Coast, we believe our ethanol delivery system provides us with a significant competitive advantage. Our current network of 54 terminals creates an extensive distribution system that facilitates and enhances our ability to market ethanol. We and our marketing alliance partners deliver ethanol to these terminals for onward distribution to the customers. At these terminals, our ethanol is blended with gasoline as it is loaded onto the customers' trucks. A large number of terminals enhances our marketing alliance strategy and purchase/resale operations through improved access to participating ethanol plants and improved distribution and storage capabilities.

        Under terminal contracts, we generally lease space on both a fixed and throughput volume basis. Contracts are medium to long term in nature and are generally renewable subject to certain terms and conditions. The costs associated with leasing these terminals are factored into the purchase price we pay our marketing alliance partners for the ethanol that we purchase from them and, therefore, a portion of these leasing costs are effectively paid by our marketing alliance partners. See "—Marketing Alliances."

Legislative Drivers and Governmental Regulation

        The U.S. ethanol industry is highly dependent upon state and federal legislation, in particular:

  •
  The federal ethanol tax incentive program;

  •
  The use of fuel oxygenates;

  •
  The RFS of the Energy Policy Act of 2005;

  •
  State legislation banning or significantly limiting the use of MTBE, a competing oxygenate;

  •
  Federal tariff on imported ethanol;

  •
  State mandates; and

  •
  Federal farm legislation.

The federal ethanol tax incentive program

        First passed in 1979, the VEETC program allows gasoline distributors who blend ethanol with gasoline to receive a federal excise tax credit for each gallon of ethanol they blend. The federal Transportation Efficiency Act of the 21st Century, or TEA-21, extended the ethanol tax credit first passed in 1979 through 2007. The American Jobs Creation Act of 2004 extended the subsidy again to 2010 by allowing distributors to take a $0.51 excise tax credit for each gallon of ethanol they blend. We cannot give assurance that the tax incentives will be renewed in 2010 or, if renewed, on what terms they will be renewed. See "Risk Factors—Risks Related to our Business—The U.S. ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation, and any changes in such legislation or regulation could materially adversely affect our results of operations and financial condition—The elimination or significant reduction in the federal ethanol tax incentive could have a material adverse effect on our results of operations."

Use of fuel oxygenates

        Ethanol is used by the refining industry as a fuel oxygenate, which when blended with gasoline, allows engines to burn fuel more completely and reduce emissions from motor vehicles. The use of ethanol as an oxygenate had been driven by regulatory factors, specifically two programs in the federal Clean Air Act Amendments of 1990, that required the use of oxygenated gasoline in areas with unhealthy levels of air pollution.

  •
  The winter Oxyfuel Program required oxygenated gasoline during winter months in cities that had high levels of carbon monoxide, but were not required to use RFG year round. According to the EPA, ethanol was the primary oxygenate used in this program.

  •
  The RFG program required RFG year-round in cities with the worst smog, such as Los Angeles and Chicago. RFG is oxygenated gasoline that is specially blended to burn cleaner, and thus, result in fewer air pollutants than conventional gasoline. Historically, refiners chose MTBE over ethanol as the main oxygenate in RFG in cities outside of the Midwest because MTBE could be blended at the refinery and shipped through existing pipelines. In addition, its volatility was also lower, making it easier to meet emission standards. As discussed below, as a result of state legislation and environmental concerns, refiners switched to using ethanol instead of MTBE.

        Although the federal oxygenate requirements for RFG included in the Clean Air Act were completely eliminated on May 5, 2006 by the Energy Policy Act of 2005, refiners continue to use oxygenated gasoline in order to meet continued federal and state fuel emission standards.

The Renewable Fuels Standard

        Adopted on August 8, 2005 as part of the Energy Policy Act of 2005, the RFS establishes minimum nationwide levels of renewable fuels (ethanol, biodiesel or any other liquid fuel produced from biomass or biogas) to be included in gasoline, increasing from 4.0 billion gallons of RFS mandated usage in 2006 to 7.5 billion gallons by 2012. The RFA expects that ethanol should account for the largest share of renewable fuels produced and consumed under the RFS.

State legislation banning or significantly limiting the use of MTBE

        Due to their availability and cost, ethanol and MTBE had been the two primary additives that were used to meet the federal Clean Air Act's oxygenate requirements. Because MTBE could be blended with gasoline at the refinery and transported via pipeline (and was produced from petroleum derivatives), it was initially the preferred oxygenate ingredient used in most RFG by the petroleum industry. In contrast, ethanol's affinity for water makes it more difficult to transport ethanol blended gasoline through existing petroleum pipelines since the presence of water in the pipelines (which often results from the previous transport of diesel fuel) could result in the ethanol separating from the gasoline during transport. Therefore, ethanol has historically been transported at higher expense via truck, rail or barge to a terminal for blending with gasoline and then transported via truck to the customer. In recent years, public concern about MTBE contamination of water supplies grew as a result of leaks from underground storage tanks and pipes. MTBE contamination raised several issues. First, some researchers and regulatory agencies expressed concern that MTBE may be a human carcinogen. MTBE opponents also contended that since MTBE was more soluble in water than other gasoline constituents, it was capable of traveling farther in groundwater and was more likely to contaminate public and private water wells, which, at a minimum, allegedly resulted in bad tasting, and therefore undrinkable, water. Lastly, MTBE opponents claimed that due to MTBE's solubility, it is difficult to remediate, and therefore, MTBE clean-ups may be more costly and time-consuming than clean-ups associated with other types of gasoline constituents. Twenty-five states have now banned, or significantly limited, the use of MTBE, including California and New York. Since most of the states that consumed significant amounts of oxygenated gasoline have already banned or limited the use of MTBE, the potential for additional significant growth in ethanol consumption as a result of the prohibition or significant limitation on the use of MTBE is limited.

Federal tariff on imported ethanol

        In 1980, Congress imposed a tariff on foreign produced ethanol to make it more expensive than domestic supplies derived from corn. This tariff was designed to protect the benefits of the federal tax subsidies for U.S. farmers. The tariff was originally $0.60 per gallon in addition to a 3.0% ad valorem duty. The tariff was subsequently lowered to $0.54 per gallon and was not adjusted completely in sync with the change in the VEETC. On December 20, 2006, the $0.54 per gallon tariff on foreign produced ethanol was extended until January 1, 2009.

        Ethanol imports from 24 countries in Central America and the Caribbean Islands are exempt from this tariff under the Caribbean Basin Initiative ("CBI") in order to spur economic development in that region. Under the terms of the CBI, member nations may export ethanol into the U.S. up to a total limit of 7% of U.S. production per year (with additional exemptions from ethanol produced from feedstock in the Caribbean region over the 7% limit). In 2006, there were also significant imports of ethanol from non-CBI countries. Although these imports were subject to the tariff, significant increases in the price of ethanol in 2006 made the importation of ethanol from non-CBI countries profitable, in spite of the tariff. See "Risk Factors—Risks Related to our Business—The U.S. ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation, and any changes in such legislation or regulation could materially adversely affect our results of operations and financial condition—Certain countries can import ethanol into the U.S. duty free, which may undermine the ethanol industry in the U.S."

Customers

        We focus on providing exceptional customer service and, as a result, have had relatively little customer turnover. The substantial majority of our customer base has purchased ethanol from us for over five years (including our predecessor companies). In 2006, 2005, and 2004, our 10 largest customers accounted for approximately 75%, 77%, and 78%, respectively, of our consolidated net revenue. Three of our customers, BP, Exxon/Mobil and Shell, accounted for approximately 18%, 12% and 11%, respectively, of our consolidated 2006 revenue.

Pricing and Backlog

        Generally, ethanol delivered to customers is priced in accordance with one of the following methods: (i) a negotiated fixed contract price per gallon, (ii) a price per gallon based on an average spot value of ethanol at the time of shipment plus or minus a fixed amount, or (iii) a price per gallon based on the market value of wholesale unleaded gasoline plus a fixed amount. The Company believes its pricing strategies, in conjunction with the rapid turnover of its inventory, provide a natural hedge against changes in the market price of ethanol.

Ethanol Pricing

        As of March 31, 2007, we had contracts for delivery of ethanol totaling 199.1 million gallons for delivery throughout the remainder of 2007, which represents approximately 36% of our expected ethanol shipments for the remainder of the year. These commitments were for 40.6 million gallons at an average fixed price of $1.96, 31.6 million gallons at an average positive spread to wholesale gasoline of $0.43 (based upon the NYMEX, Chicago and NY harbor indices), and 126.9 million gallons at spot prices (using various Platt, OPIS and AXXIS indices). Although these contracts are for delivery throughout 2007, they are heavily weighted towards the second and third quarters of 2007.

Corn Pricing

        Based on our current hedges and current market conditions, we estimate our corn costs for the second quarter of 2007 will be in the $3.95 to $4.00 per bushel range, and our third quarter 2007 corn costs will be in the $3.90 to $3.95 per bushel range, excluding any effects of mark to market adjustments on our hedge positions.

Raw Materials and Suppliers

        Our principal raw material is #2 yellow corn. In 2006, 2005 and 2004, we purchased approximately 51.0 million, 51.9 million and 52.0 million bushels of corn, respectively. We contract for our corn requirements through a variety of sources, including farmers, grain elevators, and cooperatives. Due to our plants being located in or near the Midwestern portion of the U.S., we believe that we have ample access to various corn markets and suppliers. Although corn can be obtained from multiple sources, and while historically we have not suffered any significant limitations on our ability to procure corn, any delay or disruption in our suppliers' ability to provide us with the necessary corn requirements may significantly affect our business operations and have a negative effect on our operating results or financial condition. At any given time, we may have up to 1.0 million bushels (or a 5 to 7 day supply) of corn stored on-site at our production facilities.

        The key elements of our corn procurement strategies are the assurance of a stable supply and the avoidance, where possible, of exposures to corn price fluctuations. Corn prices fluctuate daily, typically using the Chicago Board of Trade ("CBOT") price as a benchmark. Corn is delivered to our facilities via truck through local distribution networks and by rail.

Research and Development

        Our research and development efforts are primarily conducted from our corporate office in Pekin, Illinois and are done in conjunction with the efforts of outside entities. These efforts consist of research into cellulosic ethanol (cellulosic plant biomass representing an untapped potential feedstock for the generation of fuel ethanol from renewable resources). We have partnered with Purdue University and the USDA's National Center for Agriculture Utilization Research in Peoria, Illinois to develop and scale up an efficient and economical pretreatment process for corn fiber and corn stover (the stalks and husks left over after harvest). We currently have two patents pending with Purdue University for the conversion of corn fiber to ethanol. We are committed to continuing research into the potential benefits associated with cellulosic ethanol.

        Research and development expense was approximately $0.2 million in 2006, and $0.1 million in 2005 and 2004.

Patents and Trademarks

        We own a number of trademarks and patents within the U.S. While we believe that our patents and trademarks provide a competitive advantage and have value, we do not consider the success of our business, as a whole, to be dependent on these patents, patent rights or trademarks.

Environmental and Regulatory Matters

        We are subject to various stringent federal, state and local environmental laws, regulations and permit conditions (and interpretations thereof), including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws, regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns. We cannot assure you that we have been, are or will be at all times in complete compliance with these laws, regulations or permits or that we have had or currently have all permits required for our operations. From time to time, we have not been in full compliance with the wastewater and air discharge permits for our Illinois and Nebraska facilities. In the past, we have been subject to legal actions brought by environmental, regulatory authorities, advocacy groups and other parties for actual or alleged violations of environmental laws and regulations and certain of our environmental permits.

        In addition, our air emissions are subject to the federal Clean Air Act, the federal Clean Air Act Amendments of 1990 and similar state laws which generally require us to obtain and maintain air emission permits for our ongoing operations as well as for any expansion of existing facilities or any new facilities. Obtaining and maintaining those permits requires us to incur costs, and any future more stringent standards may result in increased costs and may limit or interfere with our operating flexibility. A failure to obtain or maintain appropriate permits could delay any expansion or development of new facilities or delay or interfere with our operations. In addition, the permits ultimately issued may impose conditions which are more costly to implement than we had anticipated. These costs and potential delays could have a material adverse affect on our financial condition and results of operations. Because other ethanol manufacturers in the U.S. are and will continue to be subject to similar laws and restrictions, we do not currently believe that our costs to comply with current or future environmental laws and regulations will adversely affect our competitive position. However, because ethanol is produced and traded internationally, these costs could adversely affect us in our efforts to compete with foreign producers not subject to such stringent requirements.

        Federal and state environmental authorities have been investigating alleged excess volatile organic compound, or VOC, emissions and other air emissions from many U.S. ethanol plants, including our Illinois and Nebraska facilities. In April 2005, we entered into a consent decree with state authorities settling their investigation of our Nebraska facility, which required us to, among other things, secure a new air emissions permit, install additional air pollution control equipment and pay a $40 thousand fine. The fine was paid in May 2005 and the permit issued in October 2005. The installation of the new equipment was completed in October 2006. We incurred approximately $4 million in costs relating to various pollution control equipment and to otherwise meet the requirements of the consent decree. The matter relating to our Illinois wet mill facility is still pending. We could be required to install additional air pollution control equipment, or take other measures to control air pollutant emissions at that facility. If authorities require us to install controls, we would anticipate that costs would be higher than those we incurred at our Nebraska facility due to the larger size of the Illinois wet mill facility. In addition, if the authorities determine our emissions were in violation of applicable law, we would likely be required to pay fines that could be material.

        We have made, and expect to continue making, significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations and permits. We have included in our capital budget for 2007 and 2008 approximately $10.8 million and $4.5 million, respectively, for projects relating to environmental, health and safety matters, including for the installation of air pollution control equipment and for wastewater discharge improvements at our Illinois wet mill facility. The majority of the 2007 environmental capital budget relates to compliance with the EPA's final National Emissions Standard for Hazardous Air Pollutants, or NESHAP, under the federal Clean Air Act for industrial, commercial and institutional boilers and process heaters. This NESHAP will require us to implement maximum achievable control technology at our Illinois wet mill facility to reduce hazardous air pollutant emissions from certain of our boilers and process heaters by September 13, 2007.

        Based on engineering conducted to date and currently available information, we have budgeted $7.4 million to comply with this NESHAP in 2007. Due to various reasons, including equipment delivery delays, however, we may not be able to meet the September 2007 deadline. We are continuing to discuss a deadline extension with the state authorities. If an extension is not granted, and we do not meet the September 2007 deadline, fines and penalties could be imposed on us, which could be substantial. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources—Uses of Liquidity—Capital Expenditures," and "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Environmental Matters."

        We are also subject to potential liability for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we arranged for the disposal of hazardous wastes. For instance, soil and groundwater contamination has been identified in the past at our Illinois campus. If any of these sites are subject to investigation and/or remediation requirements, we may be responsible under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") or other environmental laws for all or part of the costs of such investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties alleging property damage or personal injury due to exposure to hazardous or other materials at or from such properties. While costs to address contamination or related third party claims could be significant, based upon currently available information, we are not aware of any material contamination or third party claims, and we have not accrued any amounts for environmental matters as of December 31, 2006.

        Recently, Underwriters' Laboratories, or UL, an independent, not-for-profit product-safety testing and certification organization, withdrew approval of E-85 dispensers at gasoline stations until consistent and appropriate safety requirements for E-85 dispensers and components can be established. Although no instances of E-85 dispenser corrosion have been reported, UL indicated that a prudent course is to conduct corrosion testing before reinstating approval. We do not market branded E-85 and total E-85 sales are less than one half of one percent of our total ethanol sales. In the event that E-85 sales are restricted due to UL's review, the ethanol used to produce E-85 can easily be diverted back to the supply of regular denatured fuel ethanol at minimal cost.

        See "Risk Factors—Risks Related to our Business—We may be adversely affected by environmental, health and safety laws, regulations and liabilities."

Employees

        At December 31, 2006, we had a total of 321 full-time equivalent employees. Approximately 52% of our employees (comprised of the hourly employees at our Illinois facilities) are represented by a union. The unionized employees are covered by a collective bargaining agreement between our subsidiary, Aventine Renewable Energy, Inc. and the United Steelworkers International Union, Local 7-662, that expires in June 2009. As a whole, we believe our relations with our employees are good.

PROPERTIES

        We have current capacity to produce 207 million gallons of ethanol per year. Our corporate headquarters are located in Pekin, Illinois. Listed below are our production facilities and land acquired for planned expansions/future developments:

Current Production Facilities:

Location	Owned/ Property Leased Size (acres)	Nameplate Capacity (in millions of gallons)	Mill Type	Year Opened	Number of Production Related Employees at Dec. 31, 2006	Description
Pekin, IL	Owned 83	100	Wet	1981	218
						Produces fuel-grade ethanol, as well as co-products and bio-products consisting of corn gluten feed, corn gluten meal, condensed corn distillers with solubles (both wet and dry), corn germ, carbon dioxide and Kosher and Chametz free brewers' yeast. The Pekin facility also houses our corporate staff.
Pekin, IL	Owned 11	57	Dry	2007	17	Produces fuel-grade ethanol, as well as co-products consisting of dried distillers grains, wet distillers grains and carbon dioxide.
Aurora, NE	Owned 30	50	Dry	1995	41	Produces fuel-grade ethanol, as well as co-products consisting of dried distillers grains, wet distillers grains and carbon dioxide.

Land for Future Expansion:

Location	Owned/Leased	Property Size (acres)	Description
Aurora, NE	Owned	86	The Company purchased this property for the development and operation of a 226 million gallon ethanol facility.
Pekin, IL	Owned	26	The Company has owned this property since 2003 and plans to develop and operate a 113 million gallon ethanol facility at this location.
Mount Vernon, IN	Leased(1)	116	The Company leases this property from the State of Indiana with the obligation of developing and operating a 226 million gallon ethanol facility.

(1)
The Mount Vernon lease has an initial expiration date of October 31, 2026, with six five-year extension options.

        We believe that our existing facilities are adequate for our current and reasonably anticipated future needs, except in respect to our planned increases in production.

LEGAL PROCEEDINGS

        Our facilities and operations are subject to extensive environmental laws and regulations, and we are currently involved in various proceedings relating to environmental matters as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters." We are not involved in any legal proceedings that we believe could have a material adverse effect upon our business, operating results or financial condition.

MANAGEMENT

Directors and Executive Officers

        Information is set forth below regarding the principal occupation of each of our directors and executive officers. There are no family relationships among the nominees and our directors. Our By-laws provide for a Board comprised of between three and eleven directors divided into three classes of directors serving staggered three-year terms. Each class shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board. As a result, approximately one-third of the Board is elected each year. Directors hold office until their terms expire and their successors have been elected and qualified.

Name	Age	Current Position with the Company
Ronald H. Miller	58	President, Chief Executive Officer and Director
Daniel R. Trunfio, Jr	46	Chief Operating Officer
Ajay Sabherwal	41	Chief Financial Officer
William J. Brennan	56	Chief Accounting and Compliance Officer
Jerry L. Weiland	61	Vice President—Operations
Bobby L. Latham	66	Chairman of the Board of Directors
Leigh J. Abramson	39	Director
Richard A. Derbes	60	Director
Farokh S. Hakimi	57	Director
Michael C. Hoffman	44	Director
Wayne D. Kuhn	71	Director
Ronald H. Miller	58	Director
Arnold M. Nemirow	64	Director

  Executive Officers

        Ronald H. Miller.    Mr. Miller has been President and Chief Executive Officer since 2003 and the President of our subsidiary, Aventine Renewable Energy, Inc., since 2000. Prior to his current position, Mr. Miller served in senior marketing, logistics and development positions at our Company and its predecessors from 1981 to 1999. Between 1971 and 1981, Mr. Miller held roles of increasing responsibility with Texaco. Mr. Miller was appointed the Chairman of the RFA in 2005, where he previously served as the Chairman from 1995 to 2001 and Vice Chairman from 2001 to 2005. Mr. Miller is a member of Class III of the Board of Directors.

        Daniel R. Trunfio, Jr.    Mr. Trunfio has been Chief Operating Officer since 2007. Prior to joining our Company, Mr. Trunfio spent 23 years with the Royal Dutch/Shell Group in various leadership roles including General Manager and Vice President. Shell is one of the largest bio-fuels marketers in the world and a recognized global leader in second generation bio-fuels technology. Mr. Trunfio most recently led the development and implementation of Shell's first and second generation bio-fuel strategies and operations worldwide. In this role, Mr. Trunfio was responsible for coordinating bio-fuel issues for Shell in the Americas working as a liaison with external stakeholders and governments. In addition, he was also responsible for managing Shell's bio-fuel alliances in the Americas. While at Shell, Mr. Trunfio's experience included positions (both domestic and internationally) in retail sales, marketing, supply, trading, e-commerce, strategy, product development and bio-fuels.

        Ajay Sabherwal.    Mr. Sabherwal has been Chief Financial Officer since 2005. Prior to joining our Company, Mr. Sabherwal was the Executive Vice President, Finance and Chief Financial Officer of Choice One Communications Inc. from September 1999 until November 2005. Choice One Communications Inc. filed for protection under Chapter 11 of the U.S. Bankruptcy Code in October 2004 and emerged from such bankruptcy in November 2004. Mr. Sabherwal was the executive director of institutional equity research for Toronto based CIBC World Markets from June 1996 to September 1999. Prior to joining CIBC World Markets as a senior research analyst in June of 1996, Mr. Sabherwal was the telecommunications analyst for BZW (Barclays de Zoete Wedd) Canada and its successor company from November 1993 until June 1996. Mr. Sabherwal has also held positions at Deloitte Consulting, AT&T Canada and Louis Dreyfus (U.K.).

        William J. Brennan.    Mr. Brennan has been Chief Accounting & Compliance Officer since 2005. Chief Financial Officer from 2004 to 2005. Before joining our company, Mr. Brennan served as Regional Chief Financial Officer for Omnicare Inc. from 2001 to 2004 and as Chief Financial Officer of Polestar Communications, Inc. and its predecessor company from 2000 to 2001. Mr. Brennan also held senior financial positions with Ameritech Inc., Wisconsin Bell, Inc and De La Rue Systems of the Americas, Inc. Mr. Brennan is a CPA and began his professional career with Alexander Grant & Co., Certified Public Accountants.

        Jerry L. Weiland.    Mr. Weiland has been Vice President—Operations since 2005. Mr. Director of Operations—Aventine Renewable Energy from 2000 to 2005. Before joining the Company, Mr. Weiland was the General Manager of a wet milling facility in Stockton, California owned by Corn Products International. Mr. Weiland had worked for Corn Products for 36 years at various locations in the wet milling business, where he had started up greenfield plants and rebuilt plants on existing sites. He traveled for Corn Products and supported facilities in Yugoslavia, Germany, Italy, and Columbia. Currently Mr. Weiland is responsible for all Aventine Renewable Energy's operating facilities. He serves on the Board of the Employers Association of Illinois, and has been appointed to the Pekin Transportation committee.

  Directors

        Bobby L. Latham.    Mr. Latham has been Chairman of the Board since May 2003. He is currently a managing director of Amaryn Group LLC, a partnership formed to explore investment opportunities in the chemical and manufacturing industries. From 1995 to 2000, Mr. Latham served as a consultant to MSLEF II portfolio companies. From 1994 to 1995, he served as a Senior Vice President at Terra Nitrogen Corp. From 1991 to 1994, Mr. Latham served as Chief Operating Officer of Beaumont Methanol Corp. From 1990 to 1994, he served as Chief Operating Officer of Agricultural Minerals Corp. Mr. Latham has twenty three years experience in methanol and fertilizer manufacturing as well as significant experience in strategic and operational planning. Mr. Latham is also a director of Terphane, a manufacturer of special polyester films.

        Leigh J. Abramson.    Mr. Abramson has been a director since May 2003. He is a Managing Director of Metalmark Capital, LLC. He joined Morgan Stanley in 1990 and Morgan Stanley Capital Partners in 1992. Mr. Abramson is a director of Aqua Management, Concert Capital, CP Power and SynQor and is also a director of several private companies.

        Richard A. Derbes.    Mr. Derbes has been a director since May 2003. He was head of Morgan Stanley's Investment Banking client coverage for the Chemical Industry from 1986 until he retired in December 2001 (except for about a year and a half in 1993-1994, when he was with Gleacher & Co.). Prior to that he was a sell-side equity research analyst for Morgan Stanley and other investment banks, from 1976 until 1985. He was a member of the Institutional Investor All-American Team for the chemical industry for nine years.

        Farokh S. Hakimi.    Mr. Hakimi has been a director since May 2006. Since August 2006, he has held the position of President and CEO of Viridian Resources, LLC, a private US-based start-up company involved in development of a new technology for recovery of nickel and cobalt from low grade deposits. Prior to that, he was Executive Vice President of Inco Limited, a mining and metal company, from November 2005 until March 2006. From March 2002 until November 2005, he served as

Executive Vice President and Chief Financial Officer, having previously served as Inco's Chief Development Officer from January 2002 until March 2002. Mr. Hakimi was Vice President and Chief Financial Officer of Rio Algom Limited, a global mining and metals company based in Toronto, Ontario from January 2000 until July 2001.

        Michael C. Hoffman.    Mr. Hoffman has been a director since January 2006. He is a Managing Director of Metalmark Capital LLC. He joined Morgan Stanley & Co. Incorporated in 1986 and worked in the firm's Strategic Planning Group prior to joining Morgan Stanley Capital Partners in 1990. Mr. Hoffman is a director of American Color Graphics, Inc. and EnerSys. Previously, Mr. Hoffman was a director of the Company from 2003 until 2005.

        Wayne D. Kuhn.    Mr. Kuhn has been a director since May 2003. He has been a partner in Sorgenti Investment Partners since 1997, a chemical expertise group that explores investment opportunities in the chemical industry. He spent 30 years at Arco and was instrumental in developing Arco's position as the world's largest manufacturer of MTBE, a gasoline additive. He retired as Vice President of Arco where he was in charge of a $3 billion worldwide business which included Arco's commodity chemicals for the urethane industry, as well as specialty chemicals.

        Ronald H. Miller.    Mr. Miller has been our President and Chief Executive Officer since May 2003 and the President of our subsidiary, Aventine Renewable Energy, Inc., since 2000. Prior to his current position, Mr. Miller served in senior marketing, logistics and development positions at our Company from 1981 to 1999. Between 1971 and 1981, Mr. Miller held roles of increasing responsibility with Texaco. Mr. Miller was appointed the Chairman of the RFA in 2005, where he previously served as the Chairman from 1995 to 2001 and Vice Chairman from 2001 to 2005.

        Arnold M. Nemirow.    Mr. Nemirow has been a director since March 2007. Mr. Nemirow retired in 2006 as Chairman, President and Chief Executive Officer of Bowater Incorporated, a major producer of forest products, based in Greenville, South Carolina. He became Chief Executive Officer of Bowater in 1995 and Chairman in 1996. He served as President of Bowater since September 1994 and served as Chief Operating Officer of Bowater from September 1994 through February 1995.

Board Meetings and Committees

        During 2006, the Board held 15 meetings. Each of the directors attended at least 80% of the aggregate number of meetings held of the Board and the committees of which the director was a member during 2006.

        Messrs. Kuhn, Abramson and Nemirow currently serve as members of the Compensation Committee. The responsibilities of the Compensation Committee are described under "Executive Compensation". The Board has determined that all of the members of the Compensation Committee are independent within the meaning of the listing standards of the New York Stock Exchange ("NYSE"). The Compensation Committee held 3 meetings during 2006.

        Messrs. Hakimi, Hoffman and Derbes currently serve as members of the Audit Committee. The Audit Committee of the Board is responsible for providing independent, objective oversight of Aventine's accounting functions and internal controls and procedures. The Board has determined that all of the members of the Audit Committee are independent and financially literate within the meaning of the Securities and Exchange Commission ("SEC") regulations and the listing standards of the NYSE. The Board has also determined that Messrs. Hakimi, Hoffman and Derbes are each qualified as an audit committee financial expert with the SEC regulations and that Messrs. Hakimi, Hoffman and Derbes have accounting and related financial management expertise within the meaning of the listing standards of the NYSE. The Audit Committee held 3 meetings during 2006.

        Messrs. Abramson and Kuhn currently serve as members of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for developing policies and practices relating to corporate governance and fostering a climate of respect, trust and candor. In addition, the Nominating and Corporate Governance Committee identifies candidates for the Board, and makes recommendations to the Board regarding such candidates. The committee also ensures the performance of the Board's and each committee's self-evaluation. The Board has determined that all of the members of the Nominating and Corporate Governance Committee are independent within the meaning of the listing standards of the NYSE. The Nominating and Corporate Governance Committee held 3 meetings during 2006.

        The charters of the Compensation Committee, Audit Committee and Nominating and Corporate Governance Committee, as well as our corporate governance guidelines and our code of business conduct and ethics that applies to our directors, officers and employees (including our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Controller or other persons performing similar functions), are available on our website (www.aventinerei.com) or in print upon written request at no charge. Information on our website should not be considered to be a part of this prospectus and is not incorporated by reference herein.

Independence

        The Board has affirmatively determined that all of the directors, including directors nominated for re-election, are independent of Aventine and its management under the listing standards of the NYSE, with the exception of Messrs. Miller and Latham. In making such determination, the Board took into account the matters described in this prospectus under "Certain Relationships and Related Party Transactions."

Director Compensation

        Our compensation program for non-employee directors for the 2006 calendar year consisted of:

  Cash Compensation

  •
  $35,000 annual cash retainer, payable in equal quarterly installments;

  •
  Additional $65,000 annual retainer to the Chairman of the Board;

  •
  Additional Committee Chair retainers of $10,000 per year for the Chair of the Audit Committee and $5,000 for other Committee Chairs;

  •
  $1,500 per Board meeting attended ($750 for telephonic meetings); and

  •
  $750 per committee meeting attended, either in person or via phone.

  Equity Compensation

  •
  Annual grant of $25,000 of restricted shares, subject to three-year vesting; and

  •
  One-time initial grant to newly elected directors of $75,000 of restricted shares, subject to three-year vesting.

        Please see the Director Compensation table below, which sets forth compensation earned or paid in 2006.

        During 2006, we conducted a competitive review of non-employee director compensation. We used the same peer group companies as were used in the executive compensation comparisons. We found that our cash compensation for non-employee directors was generally market-competitive, but our equity compensation was below market. As a result of the competitive review, we decided on the following changes to the equity component of the program effective for 2007:

  •
  We increased the annual equity grant from $25,000 to $35,000;

  •
  Instead of granting restricted stock, we will grant restricted stock units (RSUs). One-half of the RSU value will be granted on the date of the first Board meeting of the year. The other half will be granted on the last business day in August. These RSUs will vest after one year. We shortened the vesting schedule to foster greater independence and objectivity;

  •
  The initial grant will stay at $75,000, but be granted in RSUs, subject to same three-year vesting schedule as before. The annual grant of $35,000 will not be made in the year of initial election; and

  •
  Even after vesting, RSUs must be held for the duration of a director's Board service, and they will be converted into shares after retirement or other termination.

Director Ownership Policies

        Our non-employee directors are subject to ownership requirements to hold 5,000 shares of Common Stock within five years of the later of January 1, 2006 (the date the policy was adopted) or initial election. Like our employee stock ownership requirement, until the director ownership requirement is met in full, the director may not sell shares acquired from Aventine's compensation programs, other than to satisfy minimum withholding obligations at the time of exercise or settlement or to satisfy the exercise price with respect to an option. As of December 31, 2006, none of the directors was in compliance with the guideline. However, we believe they are on track to achieving the guidelines within the required time period, especially considering that under our 2007 director compensation program, the RSUs must be held for the duration of each director's Board service.

Executive Sessions and Lead Director

        It is the policy of the Board to hold an executive session of the non-management directors without management participation at each Board meeting. Mr. Latham, the Chairman of the Board, presides over the executive sessions. Information on how to communicate with Mr. Latham or non-management directors is provided under Communications to the Board of Directors, the Committees and Non-management Directors below.

Communications to the Board of Directors, the Committees and the Non-management Directors

        Stockholders and other parties interested in communicating directly to the Board, any committee, the lead director or the non-management directors may do so by writing to the address listed below. All communications should be addressed to the Secretary, with a request to forward the item to the intended recipient. In general, all communications delivered to the Secretary for forwarding to the Board of Directors, any committee, the lead director or the non-management directors will be forwarded in accordance with the sender's instructions. However, the Secretary reserves the right not to forward any abusive, threatening or otherwise inappropriate materials.

    Aventine Renewable Energy Holdings, Inc.
    Kenneth Eckhardt
    120 North Parkway Drive
    Pekin, Illinois 61554

The Director Nomination Process

        The Nominating and Corporate Governance Committee will consider all stockholder recommendations for potential Board candidates. In addition to considering candidates suggested by stockholders, the Nominating and Corporate Governance Committee considers candidates recommended by current directors, company officers, employees and others. The committee may also from time to time retain one or more search firms to identify candidates.

        The Company's Corporate Governance Guidelines describe the general qualifications for directors. In addition, directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the stockholders. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment. We endeavor to have a Board representing diverse experience in areas relevant to the Company's activities. Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the Board for an extended period of time.

        The Nominating and Corporate Governance Committee will evaluate each candidate for nomination, including incumbents, based on the same criteria. The committee's review is typically based on any written materials provided with respect to the candidate. The committee determines whether the candidate meets the Company's general qualifications and specific qualities for directors and whether requesting additional information or an interview is appropriate.

        In 2006 the Nominating and Corporate Governance Committee engaged Heidrick & Struggles ("H&S"), an independent search firm, to identify potential director candidates. Mr. Arnold M. Nemirow was identified by H&S as part of this process and recommended to the Nominating and Corporate Governance Committee for consideration based in part on his prior experience and familiarity with industries similar to those in which the Company operates. Following a review of Mr. Nemirow's qualifications, including a determination by the Board as to his independence, the Nominating and Corporate Governance Committee recommended to the Board that Mr. Nemirow be appointed as a Class II member of the Board of Directors. Mr. Nemirow was appointed as a Class II member of the Board of Directors in March 2007.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

  Executive Compensation Program Objectives

        Our compensation programs are designed to achieve the following objectives:

  •
  Attract and retain top management talent;

  •
  Link compensation realized to the achievement of the Company's short and long-term financial and strategic goals;

  •
  Align management and shareholder interests by encouraging long-term shareholder value creation;

  •
  Maximize the financial efficiency of the programs from tax, accounting, cash flow and share dilution perspectives; and

  •
  Support important corporate governance principles and comply with best practices.

  Compensation Philosophy

        Our compensation programs are designed to link pay to performance. Aside from base salaries, all other compensation components are tied to performance. We position our target individual compensation levels between the 25th percentile and median of our comparator group (as described in more detail below), to recognize that Aventine is smaller than the typical peer company, but growing rapidly. Actual realized compensation may be above or below the targeted level, depending on our achievement of short and long-term financial and strategic goals. We structure our programs to provide the appropriate balance between cash and equity compensation, and short-term and long-term incentives.

  Compensation Committee Procedures

        The Compensation Committee of the Board is responsible for determining the nature and amount of compensation for the Company's executive officers and directors. In 2006, the committee consisted of two non-employee directors: Wayne D. Kuhn was the Compensation Committee Chair and Leigh J. Abramson was a committee member. Arnold M. Nemirow, who became a director in 2007, joined the committee this year.

  Compensation Consultant

        The Compensation Committee engaged Frederic W. Cook & Co. ("Cook") as its independent compensation consultant to perform a comprehensive review of the Company's executive compensation programs. Cook conducted a competitive review of our executive compensation levels compared to a peer group of 15 public companies in generally similar industries to Aventine. Cook also reviewed the design of our executive compensation programs and made recommendations for changes and improvements, as well as provided the committee with a review of and recommendations for changes to the compensation program for non-employee directors. While the committee values the advice of its independent consultant, the committee sometimes chooses to take a different approach than that recommended by the consultant for various reasons.

        Cook does no work for management, receives no compensation from the Company other than for its work in advising the committee, and maintains no other economic relationships with the Company. As part of the process of assessing the effectiveness of the Company's compensation programs, Cook had discussions with the Chief Executive Officer ("CEO") regarding strategic goals and the manner in which the compensation plans should support these goals. In addition, as part of the process of gathering background data on the Company's historical and current compensation practices, Cook also interacted with the Chief Financial Officer, Chief Accounting & Compliance Officer, and the Vice President, Business Resources/Administration.

  Input of Executive Officers on Compensation

        The Compensation Committee receives input from the CEO on the personal performance achievements of the executives who report to him. This individual performance assessment determines a portion of the annual compensation for each executive. In addition, the CEO provides input on salary increases, incentive compensation opportunities, and long-term incentive grants for the executives who report to him, which the committee considers when making executive compensation decisions. The Compensation Committee does its own performance review of the CEO, and discusses it with the full Board.

        In addition, management provides input into our compensation programs when management establishes annual plans and budgets that are reviewed and approved by the Board, because some of the performance goals used in our compensation programs are tied to these annual plans and budgets.

  Annual Review of Executive Compensation

        In 2006, with the assistance of Cook, the Compensation Committee conducted a comprehensive review of the executive compensation program in terms of program design and compensation levels. The review included a total direct compensation analysis for nine executive positions; a carried-interest ownership analysis for the five highest paid executives; and aggregate share usage, fair value transfer, and potential dilution analyses. The results of the competitive review and Cook's preliminary recommendations were presented and discussed at the October 31, 2006 Board meeting.

        Aventine's compensation practices were compared to those of a peer group of 15 public companies in related or similar industries. These companies include:

Alon USA	Holly Corp.	Pacific Ethanol
Andersons, Inc.	Lubrizol	Penn Virginia
Corn Products	Methanex	Terra Industries
Forest Oil	MGP Ingredients	Verasun
Giant Industries	NewMarket Corp.	Western Refining

        At the time comparisons were made, Aventine ranked between the 25th percentile and median in market capitalization, sales, and net income. This is why we decided to position our individual target compensation levels between the 25th percentile and median of the peer group. Actual executive compensation levels were below the desired competitive position. To achieve target compensation between the 25th percentile and median of competitive practice, we expect to increase base salaries over a two-year period and increase annual incentive opportunities over a three-year period.

        The findings from the competitive review indicated that:

  •
  Executive cash compensation (base salary and annual bonus) was low relative to the peer group;

  •
  Aventine had not yet established an ongoing long-term incentive program, so direct comparisons to the peer group were difficult. Irregular grants of stock options were made at various times, both pre- and post-IPO. Some executives who had received significant pre-IPO option grants had large option gains, both realized and unrealized, while other newer executives had little to no option intrinsic value;

  •
  Overall, senior executives had high levels of carried-interest ownership in the form of options, but little in the form of real owned shares;

  •
  The three-year average historical annual share usage and fair value transfer were high relative to the peer companies, which is common among companies like ours in the years prior to IPO.

    This high level of equity compensation share usage somewhat balanced our below-market cash compensation levels; and

  •
  Our total potential dilution from equity compensation, including grants outstanding and shares available for future grant, was at the peer group median.

        Based on the results of the competitive review, the Compensation Committee made changes to the executive compensation programs for 2007, which will be outlined when we discuss each element of compensation below.

  Compensation Elements

        Our compensation programs have the following elements

  •
  Base salary;

  •
  Annual incentives (cash bonuses);

  •
  Long-term incentives; and

  •
  Benefits and perquisites.

  Base Salary

        We pay base salaries because some minimum level of fixed compensation is necessary to attract and retain executive talent. Our base salaries are generally targeted between the competitive 25th percentile and median, but may deviate from this competitive position based on the scope of the individual's role in the organization, his or her level of experience in the current position, and individual performance. Base salaries are reviewed annually and may be adjusted to better match market competitive levels and/or to recognize an individual's growth and development in their given position. The base salaries for the named executive officers ("NEO's") are as follows:

Executive	Salary Starting 2006	Current 2007 Salary*
Ronald H. Miller	$275,000	$325,000
Ajay Sabherwal	225,000	237,000
William J. Brennan	170,000	175,000
John R. Gray	170,000	170,000
Jerry L. Weiland	160,000	175,000

*
The date of any increase for all NEO's was June 1, 2006.

  Annual Incentives

        Under Aventine's annual bonus program, a range of earnings opportunity is established for each executive, expressed as percentages of base salary, with defined threshold, target, and stretch payout levels. Threshold payouts are 50% of target, and stretch payouts are 200% of target. Annual incentives are paid in cash in the first quarter of the year following the performance year (e.g., 2006 bonuses were paid in the first quarter of 2007.)

        Company performance determines 75% of the bonus, while personal performance determines the remaining 25%. Company performance measures include earnings before interest, taxes, depreciation and amortization ("EBITDA"), cash management, and new gallons of production from marketing alliances and equity production.

        In 2006, the threshold on the EBITDA measure was exceeded, but the threshold for the cash management measure was not met. The Company exceeded the stretch goal in production from marketing relationships, but performed below threshold in growth of equity production. NEO's exceeded target for performance under the personal component.

        The table below illustrates each executive's earnings opportunity under the annual incentive program and the actual bonuses for 2006 performance that were paid on March 2, 2007:

	2006 Annual Incentive Opportunity as % of Base Salary			2006 Bonus Earned
	Threshold	Target	Stretch	% of Base Salary	$ Value
Miller	17.5	35	70	29.0	88,055
Sabherwal	12.5	25	50	18.7	43,370
Brennan	11.25	22.5	45	15.8	27,346
Gray	11.25	22.5	45	16.8	20,908
Weiland	11.25	22.5	45	14.4	24,324

        For 2007, the Company is using similar corporate performance measures, including EBITDA and equity production, and adding components to measure our pricing versus the published prices of competitors, the timing of signing contracts to proceed with new construction, and a measure of stock price performance against four peer companies: VeraSun Energy, US BioEnergy, Pacific Ethanol, and MGP Ingredients. All but one of these companies were included in the group against which compensation comparisons were made; US BioEnergy was not included because it had not yet become a public company at the time the competitive review was conducted. In addition, the personal component has been eliminated for positions at the Vice President level and above.

        Based on the results of the competitive compensation review conducted in 2006, annual incentive bonus opportunities were increased for several executives. The 2007 annual incentive opportunities for the NEO's are as follows:

	2007 Annual Incentive Opportunity as % of Base Salary
	Threshold	Target	Stretch
Miller	25.0	50.0	100.0
Sabherwal	17.5	35.0	70.0
Brennan	15.0	30.0	60.0
Gray	15.0	30.0	60.0
Weiland	15.0	30.0	60.0

  Long-Term Incentive Compensation

        Long-term incentive compensation for executives is provided by equity grants from the Aventine Renewable Energy Holdings, Inc. 2003 Stock Incentive Plan, as amended (the "Plan"). Although the Plan allows for a variety of grants types, executives had been granted only stock options through the end of fiscal 2006. Several executives were granted options in 2003, when the plan was approved. Subsequent grants were made to selected executives on several different dates in 2004 and 2005 (all pre-IPO), but no regular granting schedule has been established. In 2006, two NEO's, Messrs. Sabherwal and Gray, received option grants at an exercise price of $22.50 (refer to the "Grants of Plan-Based Awards" table). Option grants generally vest in annual installments on the first five anniversaries of the grant date. Refer to the "Outstanding Equity Awards at 2006 Year End" table for information on options held by our NEO's.

        Beginning in 2007, we commenced an ongoing long-term incentive program under the Plan. This program will provide regular annual grants of a combination of stock options and performance shares. We believe the use of performance shares in combination with stock options creates better balance and durability in the long-term incentive plan, which increases overall retention value, maximizes the incentive to perform at the highest level, fosters commonality of interests between management and shareholders, and ensures the highest degree of financial efficiency to the Company.

  Stock Options

        We anticipate that the stock options to be granted following approval of the 2007 amendment and restatement of the Plan will generally have the same structure and vesting schedule as previous grants. Previous grants have ten-year terms, with the exception of certain options granted to Mr. Sabherwal that expire one year after vesting. Most of the option grants will become exercisable in equal annual installments on the first five anniversaries of the grant date. The exercise price is equal to the closing price on the date of grant. We believe that stock options are a useful long-term incentive compensation vehicle because they reward shareholder value creation in that they are only valuable to option-holders if our share price increases.

  Performance Shares

        Performance shares are stock units that will be converted to common shares, to the extent earned, at the end of a three-year performance cycle. Our first performance cycle began January 1, 2007 and will end December 31, 2009. Under our performance share program, each participant will have a target award expressed as a number of shares, with a payout opportunity range of 0% to 150% of the target, depending on performance relative to pre-determined goals. At the threshold level of performance, 50% of the target shares will vest. At the stretch level, 150% of the target shares will vest. At performance below the threshold level, none of the shares will vest. We intend for the performance goals for the January 1, 2007 to December 31, 2009 performance cycle to relate to the growth of the Company as measured by actual gallons produced.

        The performance share program has a variety of advantages over traditional equity compensation vehicles, including:

  Reduce fixed expense.    In contrast to stock options and restricted shares, which have a fixed expense that does not vary with performance, compensation associated with our performance share program is directly tied to the achievement of the underlying goals. If the performance goals are not achieved, the performance shares will be forfeited and no compensation expense will be recorded. As a result, the Company will incur cost only in the event that operating performance is sufficient to support it.

  Greater retention power.    Options can potentially create a retention disincentive if they fall underwater. Performance shares, on the other hand, can counter-balance this by creating a strong retention impact as long as the underlying performance targets are reasonable.

  Ties awards to the achievement of common objectives.    Performance shares provide clear direction to participants with regard to desired behaviors (e.g., attain a specified level of production volume).

  Improve the overall balance of the compensation program.    The resulting compensation program is focused on long-term operating performance, as well as stock price appreciation.

        The performance share targets for the NEO's and the specific performance goals for the January 1, 2007 through December 31, 2009 cycle have not been finalized as of the date hereof.

  Timing of Awards

        Option grants to executives are recommended by the Compensation Committee and approved by the Board. Grants are effective on the date of approval, or if approved in advance of the date of hire, are effective on the date of hire. The exercise price of stock options is the closing price on the grant date, which is the effective date. We are currently examining the establishment of a more regular option granting practice.

  Benefits and Perquisites

  •
  The NEO's participate in the same benefits programs as other Company employees, including:

  •
  Health and dental insurance with the Company paying 20% of the premiums;

  •
  Company-paid premiums for a group term life insurance policy with a benefit equal to 1.5x each employee's annual salary, up to a maximum of $250,000;

  •
  Short-term disability coverage providing between 60% and 100% of base salary for up to 26 weeks, The benefit amounts depend on the employee's length of service with Aventine, according to the following table;

January 1 of Anniversary Year	100% of Pay for	60% of Pay for	Total
Year of Hire	2 weeks	24 weeks	26 weeks
1	4 weeks	22 weeks	26 weeks
2	6 weeks	20 weeks	26 weeks
3	8 weeks	18 weeks	26 weeks
4	11 weeks	15 weeks	26 weeks
6	14 weeks	12 weeks	26 weeks
7	17 weeks	9 weeks	26 weeks
8	23 weeks	3 weeks	26 weeks
9	26 weeks	0 weeks	26 weeks
  •
  Participation in the Company's tax-qualified 401(k) plan (the Company's match for 2006 was 100% of employee contributions up to a maximum of 6% of eligible earnings, subject to IRS limits, and the profit sharing contribution was 3.7% of eligible earnings); and

  •
  Company paid premiums for business travel accident insurance which provides 24 hour coverage for employees traveling on company business, up to a maximum benefit of $250,000.

  •
  We do not provide any executive perquisites. We have no supplemental retirement plans or pension plans and we have no intentions of implementing any such plans in 2007.

  Ownership Guidelines

        We established an executive stock ownership policy at the time of our initial public offering. We require that within five years, our executives must own Aventine common equity equal in value to a multiple of base salary as follows:

Position Level	Requirement Ownership
CEO	6x base salary
SVP/COO/CFO	4x base salary
Vice President/CAO	3x base salary

        Shares counting toward the ownership requirement include: shares owned directly; shares owned jointly by the employee and his or her spouse and/or minor children; shares owned indirectly by a trust for the benefit of the employee, his or her spouse and/or his or her minor children; the value of common stock underlying the in-the-money value of vested and unexercised stock options. For purposes of meeting the ownership requirement, the in-the-money value of vested stock options is included, net of the supplemental income wage withholding rate and the Medicare tax rate (for 2006, these rates were 25% and 1.45%, respectively). Until the ownership requirement is met in full, the executive may not sell shares acquired from Aventine's equity compensation programs, other than to satisfy minimum withholding obligations at the time of exercise or settlement or to satisfy the exercise price with respect to an option. As of December 31, 2006, Messrs. Miller, Brennan, and Weiland were in compliance with the guideline and we believe Messrs. Sabherwal and Gray are on track to achieving the ownership guideline within the required time period.

  Potential Payments Upon Termination or Change in Control

        Other than the employment offer letter described below for Mr. Sabherwal, we have no employment or severance agreements in place with any executives. We do not have a formal severance plan nor do we have a change-in-control severance program. However, if there is a "Sale of the Company" as defined in the Plan, all unvested stock options from grants made prior to 2007 will become vested. Assuming that the 2007 restatement of the Plan, as discussed elsewhere in this prospectus, is approved by shareholders, going forward we will implement "double-trigger" vesting acceleration of equity grants upon a change-in-control. That is, vesting of equity grants will only accelerate upon a change-in-control if the successor organization does not assume, convert or replace the awards, or if the participant is terminated without cause or resigns for "good reason" within 24 months of the change-in-control. The table below reflects the amount of compensation to each of the NEO's in the event of a termination related to a change in control, as a result of the accelerated vesting of unvested stock options. The amounts shown assume termination was effective December 31, 2006 and assume a share price of $23.56, our closing share price on December 29, 2006, the last trading day of the calendar year.

NEO	Accelerated Vesting of Unvested Equity Compensation*
Ronald H. Miller	$16,047,519
Ajay Sabherwal	7,434,160
William J. Brennan	3,309,518
John R. Gray	201,400
Jerry L. Weiland	1,763,019

*
Represents the intrinsic value of unvested stock options at 12/31/06

  Employment Offer Letter Terms

  Mr. Ajay Sabherwal, Chief Financial Officer

        In our employment offer letter to Mr. Ajay Sabherwal, dated November 14, 2005, we specify certain benefits upon termination of employment without cause at various times. If Mr. Sabherwal had been terminated without cause within the first year of his employment (November 14, 2005—November 14, 2006), he would have received severance in the amount of one year of base salary plus benefits and accrued vacation and bonus. In addition, 50% of his unvested stock options would have vested upon his termination date. If Mr. Sabherwal is terminated without cause within the second or third year of the agreement (November 15, 2006—November 14, 2008), he will receive severance in the amount of 50% of his base salary plus benefits and accrued vacation and bonus. In addition, 50% of his unvested stock options will vest upon his termination date. Had Mr. Sabherwal's employment been terminated on December 31, 2006, he would have been entitled to the following estimated benefits: $118,500, representing 50% of his base salary; $7,467, representing an estimated cost of six months of continued benefits; $18,231 in payout of unused accrued vacation; $43,370 in earned bonus (this amount was paid in 2007 and is reflected in the Summary Compensation Table); and $3,717,080, representing the intrinsic value of options where vesting would accelerate (50% of his unvested options).

  Mr. Daniel R. Trunfio, Jr., Chief Operating Officer

        To assist in meeting our strategic growth goals and to provide additional experience to our management team, we have hired Mr. Daniel R. Trunfio, Jr. to serve as Chief Operating Officer, a new position in our organization. Mr. Trunfio's employment began on March 19, 2007. Mr. Trunfio accepted the terms of the Company's offer letter, dated February 7, 2007, providing for at-will employment. Pursuant to the offer letter, Mr. Trunfio's starting annual base salary is $300,000, and he is eligible for a maximum annual bonus payout of 70% under the Company's Annual Performance Incentive Plan for performance in 2007. Mr. Trunfio also received a net signing bonus of $100,000. Mr. Trunfio is eligible for equity grants in accordance with the Plan, and was granted an initial $1 million in restricted stock and 200,000 non-qualified stock options on March 19, 2007. These grants vest over a five-year period and the options have an exercise price equal to the closing price of the Company's Common Stock on the grant date. These awards were provided, in part, to make up for benefits that Mr. Trunfio forfeited from his former employer when he left to join Aventine. Mr. Trunfio will be granted another non-qualified option to purchase 50,000 shares of the Company's Common Stock on each of March 19, 2008 and 2009. Each of these options will vest over a 5-year period and the options will have an exercise price equal to the closing price of the Company's Common Stock on the grant date. Mr. Trunfio is eligible for benefits under the Company's relocation policy, and is receiving reasonable temporary living expenses in connection with his permanent relocation. Mr. Trunfio will participate in the Company's Long-Term Incentive Plan, if and when such a plan is implemented, and is also entitled to the other benefits available to employees and to senior executive officers of the Company. If Mr. Trunfio's employment is terminated without cause, the restricted shares and options granted at his hire date will become fully vested, subject to non-competition provisions, as referenced in the Plan.

  Accounting and Tax Treatment of Awards

        Under Section 162(m) of the Internal Revenue Code of 1985, as amended (the "Code"), publicly-held corporations may not take a tax deduction for compensation over $1 million paid to any of the NEOs during any fiscal year. There is an exception for performance-based compensation meeting certain requirements. We strive to preserve the tax deductibility of executive compensation, and we believe our annual and long-term incentive programs, are and will continue to, qualify as performance-based compensation not subject to any deductibility limits under Section 162(m). However, we may make incentive-based awards not exempt from these limits where such awards are necessary to achieve our human resources objectives and where they will not have a material impact on stockholder value.

        We account for stock-based employee compensation using the fair value based method of accounting described in Statement of Financial Accounting Standards No. 123 (revised 2004 ("FAS123R"), Share-Based Payment. We record the cost of awards with service conditions (i.e., service-vesting stock options) based on the grant-date fair value of the award. The cost of the awards is recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the vesting period). In the event of certain terminations of employment (resignation, termination without cause, etc.), no further compensation cost is recognized and the remaining unvested stock grant is cancelled. We will record the cost of awards with performance conditions (i.e., performance-shares) based on per-share grant-date fair value, with the ultimate expense based on the number of shares that are actually earned. This expense will be accrued based on our expectation of performance results as of each reporting date, and will be amortized over the performance period. As of December 31, 2006, we had not granted any equity awards that are subject to performance-based or market-based conditions.

Summary Compensation

        The following table sets forth the total compensation of each of the company's NEO's, including the President and CEO and the Chief Financial Officer for the year ended December 31, 2006. The Company did not grant any restricted stock awards to NEO's in 2006.

Name and Principal Position	Salary ($)	Bonus ($)		Option Awards ($)(4)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)(5)	Total ($)
Ronald H Miller President and CEO	$303,848	$144,000	(1)	$1,142,359	$88,055	$33,577	$1,711,839
Ajay Sabherwal Chief Financial Officer	231,923	208,500	(1)(2)	2,510,631	43,370	49,631	3,044,055
William J. Brennan Chief Accounting and Compliance Officer	172,885	50,000	(1)	672,163	27,346	24,688	947,082
John R. Gray Vice President—Business Development and Logistics	124,231	45,000	(3)	392,360	20,908	29,161	611,660
Jerry L. Weiland Vice President—Operations	168,655	—		392,933	24,324	25,115	611,027

(1)
Includes $144,000, $96,000, and $50,000 for Messrs. Miller, Sabherwal, and Brennan, respectively, in bonuses provided for in the 144A Equity offering for timely filing the Registration Statement and having it declared effective.

(2)
Includes $112,500 as a final installment for Mr. Sabherwal's signing bonus.

(3)
Represents Mr. Gray's employment signing bonus.

(4)
The value of the stock options shown under "Option Awards" in the table above represents the dollar amount recognized for financial statement reporting purposes with respect to fiscal 2006 in accordance with FAS123R, disregarding estimated forfeitures related to service-based vesting conditions. The assumptions and methodology used to determine such amounts are set forth in Footnote 17 in our Notes to Consolidated Financial Statements included in this prospectus.

(5)
All Other Compensation includes: for Mr. Miller $13,200 in Company matching contributions to the 401(k) plan, $17,769 in profit sharing contributions to the 401(K) plan, $2,550 in transition contributions to the 401(K) plan, and $58 in spousal entertainment expenses; for Mr. Sabherwal $33,743 in relocation expenses, $13,200 in Company matching contributions to the 401(K) plan, and $2,688 in legal fees related to the immigration of Mr. Sabherwal and his wife; for Mr. Gray $24,061 in relocation expenses and $5,100 of Company matching contributions to the 401(K) plan; for Mr. Brennan $13,200 in Company matching contributions to the 401K plan, $11,430 in profit sharing contribution to the 401K plan, and $58 in spousal entertainment expenses; and, for Mr. Weiland $13,200 in Company matching contribution to the 401(k) plan, $10,735 in profit sharing contributions to the 401(K) plan and transition contributions of $1,180 to the 401(K) plan.

Grants of Plan Based Awards

        The following table sets forth new grants of plan-based awards in 2006:

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/sh.)		Grant Date Fair Value of Option Awards(2)
Name	Grant Date		Threshold ($)	Target ($)	Maximum ($)
Ronald H. Miller	1/1/06	(1)	$56,875	$113,750	$227,500	—		—		—
Ajay Sabherwal	1/1/06 4/4/06	(1)	29,625 —	59,250 —	118,500 —	— 140,000	$	— 22.50	$	— 1,927,380
William J. Brennan	1/1/06	(1)	19,688	39,375	78,750	—		—		—
John R. Gray	1/1/06 4/4/06	(1)	19,125 —	38,250 —	76,500 —	— 190,000		— 22.50		— 2,615,730
Jerry L. Weiland	1/1/06	(1)	19,688	39,375	78,750	—		—		—

(1)
Represents annual incentive (bonus) opportunity for 2006; earned amounts were paid in cash on March 2, 2007. Actual bonuses earned for 2006 are shown in the Non-Equity Incentive Plan column of the Summary Compensation Table

(2)
Grant date fair value was calculated using the following assumptions: $22.50 current share price and exercise price, 58% volatility, 0% dividend yield, 6.5 year expected term, and 4.9% risk-free interest rate. These options become exercisable in equal annual installments on the first five anniversaries of the grant date, or earlier upon a Change in Control, as defined in the Plan. Our stock options are granted on the same date as our Compensation Committee approval date, and have an exercise price which is the closing price of our stock on the date of grant.

Outstanding Equity Awards

        The following table sets forth the option awards outstanding for the Company's NEO's as of December 31, 2006:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Stock Units that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vests (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ronald H. Miller	244,054 86,669	381,149 346,675	$0.232 2.918	6/17/2013 9/06/2015	(1) (1)	— —	— —	— —	— —
Ajay Sabherwal	34,320 — — — — —	— 54,168 108,336 108,336 108,336 140,000	4.345 4.345 4.345 4.345 4.345 4.345	3/15/2007 3/15/2008 3/15/2009 3/15/2010 3/15/2011 4/04/2016	(2) (2) (2) (2) (2) (1)
John Gray	—	190,000	22.500	4/04/2016	(1)
William J. Brennan	70,454	156,101	2.359	12/31/2014	(1)	—	—	—	—
Jerry L. Weiland	44,940 — —	— 41,885 41,885	0.232 2.359 2.669	6/17/2013 12/31/2014 6/30/2015	(1) (1) (1)	— —	— —	— —	— —

(1)
These stock options have ten-year terms and vest in equal annual installments on the first five anniversaries of the grant date. Vesting is accelerated upon a Change in Control of the Company as defined in the Plan. Upon termination with Cause, all options will be immediately forfeited. Upon termination due to death or disability, vested options will remain exercisable for the earlier of one year or their original expiration date, and unvested options will be forfeited. For all other terminations, vested options would remain exercisable for the earlier of 90 days or their original expiration date, and unvested options will be forfeited.

(2)
These options were part of a grant of 433,344 options to Mr. Sabherwal that vest in four equal annual installments, with the option term equal to one year post-vesting. Upon termination due to death or disability, vested options will remain exercisable for the earlier of one year or their original expiration dates, and unvested options will be forfeited. Upon other termination without cause between November 15, 2006 and November 15, 2008, 50% of the unvested options will vest, and vested options will remain exercisable for the earlier of 90 days or their original expiration date; unvested options will be forfeited. For other termination, outstanding options will expire immediately.

Option Exercises

        The following table sets forth the stock options exercised for the Company's NEO's for the year ended December 31, 2006:

	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Equal on Vesting (#)	Value Realized on Vesting ($)
Ronald H. Miller	100,000	$4,276,714	—	—
Ajay Sabherwal	19,848	767,219	—	—
William J. Brennan	2,531	102,863	—	—
John R. Gray	—	—	—	—
Jerry L. Weiland	30,191	1,291,183	—	—

Pension Benefits and Non—Qualified Deferred Compensation

        We do not maintain any pension benefit plans or nonqualified deferred compensation plans.

Director Compensation

        The following table sets forth certain information regarding the compensation earned by or awarded to each non-employee director who served on the Company's Board of Directors in 2006:

Name	Fees earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non Qualified Deferred Compensation ($)	All other Compensation ($)	Total Compensation ($)
Leigh J. Abramson(1)	$56,091	$6,250	—	—	—	—	$62,341
Michael C. Hoffman(1)	47,750	6,250	—	—	—	—	54,000
Wayne D. Kuhn	55,560	6,250	—	—	—	—	60,310
Bobby L. Latham	114,250	6,250	—	—	—	—	120,500
Richard A. Derbes	50,000	6,250	—	—	—	—	56,250
Farokh S. Hakimi	43,294	22,223	—	—	—	—	65,517

(1)
Cash fees paid to Messrs. Abramson and Hoffman are paid directly to Metalmark Capital.

PRINCIPAL STOCKHOLDERS

        The following table presents certain information with respect to the beneficial ownership of our shares as of March 30, 2007 by (a) any person or group who beneficially owns more than five percent of our common stock, (b) each of our directors and named executive officers and (c) all directors and executive officers as a group. The percentage of beneficial ownership is based on 41,900,744 shares outstanding.

        Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders.

Beneficial holders	Number of shares beneficially held		Percentage of ownership beneficial
Aventine Holdings LLC(1)(2)	11,833,495		28.3%
Touradji Capital Management, LP(2)	3,727,364		8.9%
Paul Touradji(2)	3,727,364		8.9%
Touradji Global Resources Master Fund Ltd.(2)	3,489,286		8.3%
Capital Research and Management Company(2)	3,170,000		7.6%
SMALLCAP World Fund, Inc.(2)	2,300,000		5.5%
Ronald H. Miller	365,852	(3)	*
William J. Brennan	70,454	(3)	*
Ajay Sabherwal	97,579	(3)	*
Jerry L. Weiland	44,940	(3)	*
Daniel R. Trunfio, Jr.	—	(3)	*
Bobby L. Latham(6)	1,112	(4)	*
Farokh S. Hakimi	2,500	(4)	*
Wayne D. Kuhn(6)	3,612	(4)	*
Richard A. Derbes(6)	2,112	(4)	*
Arnold Nemirow	—	(4)	*
Leigh Abramson(5)	1,112	(4)	*
Michael C. Hoffman(5)	1,112	(4)	*
All directors and executive officers as a group (12 persons)	590,385		1.4%

*
Less than 1%.

(1)
Morgan Stanley Dean Witter Capital Partners IV, L.P. ("MSDW IV"), MSDW IV 892 Investors, L.P. ("MSDW 892"), Morgan Stanley Dean Witter Capital Investors IV, L.P. ("MSDW Capital Investors"), MSDW Capital Partners IV, LLC and MSDW Capital Partners IV, Inc., which we refer to collectively as the "MSCP Funds", hold in the aggregate approximately 96.2% of the voting units of Aventine Renewable Energy Holdings, LLC ("Aventine Holdings LLC"). In July 2004, Morgan Stanley Investment Management Inc. entered into definitive agreements under which Metalmark Subadvisor LLC, an affiliate of Metalmark Capital LLC, an independent private equity firm established by former principals of Morgan Stanley Capital Partners, manages the MSCP Funds on a sub-advisory basis. As a result, Metalmark may be deemed to control our management and policies. Investment and voting decisions with respect to our shares held by Aventine Holdings LLC are made by the investment committee of Metalmark Subadvisor LLC. The members of the investment committee of Metalmark Subadvisor LLC, as set forth in Metalmark Subadvisor LLC's Form ADV filed with the Commission, include: Messrs. Leigh Abramson, Kenneth Clifford, Eric Fry, Howard Hoffen, Michael Hoffman, Gregory Myers and Jeffrey Siegal. MSDW IV may be deemed to indirectly beneficially own 9,837,908 shares of the reported securities and MSDW 892 may be deemed to indirectly beneficially own 839,340 shares of the reported securities, in each case by virtue of their direct ownership interest in Aventine Holdings LLC. Metalmark may be deemed to have beneficial ownership of 10,679,472 shares of the reported securities, including the 10,677,248 shares indirectly beneficially owned by MSDW IV and MSDW 892. MSDW Capital Investors may be deemed to indirectly beneficially own 269,172 shares of the reported securities through its direct ownership interest in Aventine Holdings LLC. MSDW Capital Partners is the general partner of MSDW Capital Investors. MSDW Inc. is the institutional managing member of MSDW Capital Partners. By virtue of these relationships, each of MSDW Capital Partners and MSDW Inc. may be deemed to have beneficial ownership of the 269,172 shares of the reported securities indirectly beneficially owned by MSDW Capital Investors. MSDW IV, MSDW 892, MSDW Capital Investors, MSDW Capital Partners, MSDW Inc. and Metalmark each disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

(2)
As disclosed on the Schedule 13G filed on: (i) February 12, 2007 for SMALLCAP World Fund, Inc. and Capital Research and Management Company; (ii) February 13, 2007 for Aventine Holdings LLC; and (iii) February 14, 2007 for Touradji Capital Management, LP, Paul Touradji and Touradji Global Resources Master Fund Ltd.

(3)
All such shares represent shares underlying options exercisable within 60 days of March 30, 2007, except for Mr. Miller who is the beneficial owner of 35,129 shares in addition to any shares underlying options and Mr. Trunfio who also holds restricted shares as discussed below. In the case of Mr. Miller, excludes 727,823 shares not exercisable within 60 days; in the case of Mr. Brennan, excludes 156,101 shares not exercisable within 60 days; in the case of Mr. Weiland, excludes 83,770 shares not exercisable within 60 days, in the case of Mr. Sabherwal, excludes 325,008 shares not exercisable within 60 days and in the case of Mr. Trunfio, excludes 200,000 shares underlying options not exercisable within 60 days and 65,531 restricted shares not vesting within 60 days. Each portion of Mr. Sabherwal's options to purchase Common Stock shall expire on March 15 of the year following the year that such portion of the option becomes exercisable. An additional 112,000 of Mr. Sabherwal's options are not exercisable within 60 days of March 30, 2007.

(4)
Does not include restricted stock units held by the following non-employee directors that are not settleable within 60 days of March 30, 2007: Mr. Latham, 1,072; Mr. Hakimi, 1,072; Mr. Kuhn, 1,072; Mr. Derbes, 1,072; Mr. Abramson, 1,072; Mr. Hoffman, 1,072; and Mr. Nemirow, 4,216.

(5)
Messrs. Abramson and Hoffman are employees of Metalmark and disclaim beneficial ownership of the shares owned by Aventine Holdings LLC.

(6)
Messrs. Latham and Kuhn hold 600 and 100 voting units, respectively, in Aventine Holdings LLC, which represents approximately 1.4% of the outstanding voting units. Messrs. Derbes, Latham and Kuhn also hold non-voting Units in Aventine Holdings, LLC. The non-voting units beneficially owned by Mr. Latham are held by BLL Energy, LLC of which Mr. Latham is the managing director.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        At the time of the Morgan Stanley Capital Partners funds' ("MSCP funds") acquisition of our Company, one of the MSCP funds entered into certain consulting agreements with each of Richard A. Derbes, Wayne D. Kuhn and Bobby L. Latham. Although these agreements were not negotiated on an arms' length basis, we believe that the terms were at least as favorable to us as we would expect to negotiate with unrelated third parties. Under these agreements, each of these directors agreed to serve as one of our directors and to provide consulting services to the Company, as reasonably requested by such MSCP fund. The agreements had one year terms, which automatically renewed, unless either party provided 30 days written notice prior to the end of the term. In addition to receiving a fee for his service, each of the directors was reimbursed for reasonable expenses incurred in connection with his service to us. Each director agreed upon certain terminations of service, not to compete with us, or solicit certain of our employees and customers, during the one-year period following termination.

        On April 30, 2004 the MSCP fund assigned its rights and obligations under these consulting agreements to us and therefore we were obligated to pay Messrs. Derbes, Kuhn and Latham under these agreements. The quarterly installment monitoring fees were $2,500, $25,000 and $50,000 respectively. Since September 2004, Mr. Derbes received compensation for his services as a director only. The consulting agreements for Messrs. Derbes, Kuhn and Latham were terminated as of December 31, 2005 and superseded by the non-employee director compensation program described above.

        In exchange for providing professional expertise, services, consulting or advice in accordance with an agreement entered into with one of the MSCP funds prior to the MSCP funds' acquisition of our Company, Messrs. Derbes, Kuhn and Latham received non-voting units in Aventine Renewable Energy Holdings, LLC.

        The MSCP Funds and Metalmark Capital LLC.    Through their ownership of Aventine Holdings LLC, the MSCP funds beneficially own approximately 28.3% of our outstanding Common Stock. In July 2004, Morgan Stanley Investment Management Inc. entered into definitive agreements under which Metalmark Subadvisor LLC, an affiliate of Metalmark Capital LLC, an independent private equity firm established by former principals of Morgan Stanley Capital Partners, manages the existing MSCP funds on a sub-advisory basis. Two of our directors, Messrs. Abramson and Hoffman, currently are employees of Metalmark. As a result, Metalmark may be deemed to control our management and policies. Metalmark may have an interest in pursuing transactions that, in their judgment, enhance the value of the MSCP funds' equity investment in our Company, even though those transactions may involve risks to you as a stockholder. In addition, circumstances could arise under which the interests of Metalmark could be in conflict with the interests of our other stockholders. For example, Metalmark has and may in the future make significant investments in other companies, some of which may be competitors. Metalmark is not obligated to advise us of any investment or business opportunities of which they are aware, and they are not restricted or prohibited from competing with us.

DESCRIPTION OF THE NEW NOTES

        The Original Notes were, and the New Notes will be, issued under an Indenture, dated as of March 27, 2007, among Aventine Renewable Energy Holdings, Inc., the Initial Subsidiary Guarantors, and Wells Fargo Bank, N.A., as trustee (the "Trustee"). The terms of the New Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, or "TIA."

        The following is a summary of the material provisions of the Indenture but does not restate the Indenture in its entirety. This summary does not purport to be complete and is subject to, and qualified by in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms in the Indenture. We urge you to read the Indenture because it may contain additional information and it, not this description, defines Aventine's obligations and your rights as holders of the Notes. A copy of the Indenture is available upon request from Aventine. For purposes of this "Description of the New Notes," the term "Issuer" or "Aventine" means Aventine Renewable Energy Holdings, Inc. and its successors under the Indenture, excluding its subsidiaries. The term "Notes" refers to both the Original Notes and the New Notes that will be exchanged for Original Notes in the exchange offer,; and we refer to each of Aventine and each Subsidiary Guarantor individually as an "Obligor" and to Aventine and all Subsidiary Guarantors collectively as "Obligors."

General

        The New Notes will be general senior unsecured obligations of Aventine, initially limited to $300.0 million aggregate principal amount. The New Notes will mature on April 1, 2017. Subject to the covenants described below under "—Covenants" and applicable law, Aventine may issue additional Notes ("Additional Notes") under the Indenture. Additional Notes may be offered in a public or private transaction with or without registration rights. The Original Notes, the New Notes offered hereby and any Additional Notes would be treated as a single class for all purposes under the Indenture.

        The New Notes will bear interest at the rate of 10.0% per annum from the exchange date or from the most recent date to which interest has been paid or provided for, payable semiannually to holders of record at the close of business on or immediately preceding the interest payment date on and of each year, commencing on October 1, 2007.

        The Notes may be exchanged or transferred at the office or agency of Aventine in The Borough of Manhattan, The City of New York. Initially, the corporate trust office of the Trustee at MAC N9311-110, 625 Marquette Avenue, Minneapolis, MN, 55479, will serve as such office. If you give Aventine wire transfer instructions, Aventine will pay all principal, premium and interest on your Notes in accordance with your instructions. If you do not give Aventine wire transfer instructions, payments of principal, premium and interest will be made at the office or agency of the paying agent which will initially be the Trustee, unless Aventine elects to make interest payments by check mailed to the holders.

        The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and multiples of $1,000. See "—Book-Entry; delivery and form." No service charge will be made for any registration of transfer or exchange of Notes, but Aventine may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Optional redemption

        The Issuer may redeem the Notes, in whole or in part, at any time on or after April 1, 2012. The redemption price for the Notes (expressed as a percentage of principal amount) will be as follows, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing after April 1 of any year set forth below:

Year Percentage

2012	105.000%
2013	103.333%
2014	101.667%
2015 and thereafter	100.000%

        In addition, at any time prior to April 1, 2010, Aventine may redeem up to 35% of the principal amount of the Notes from time to time originally issued with the net cash proceeds of one or more sales of capital stock (other than disqualified stock) of Aventine at a redemption price of 100% of their principal amount, together with accrued and unpaid interest to the redemption date; provided that at least 65% of the aggregate principal amount of the Notes originally issued on the Closing Date remains outstanding after each such redemption and notice of any such redemption is mailed within 60 days of each such sale of capital stock. Aventine will give not less than 30 days' nor more than 60 days' notice of any redemption. If less than all of the Notes are to be redeemed, selection of the Notes for redemption will be made by the Trustee:

  •
  in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or

  •
  if the Notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

        However, no Note of $1,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount to be redeemed. A Note in principal amount equal to the unredeemed portion will be issued upon cancellation of the Original Note.

Guarantees

        Payment of the principal of and interest on the Notes is guaranteed, jointly and severally, on a unsecured unsubordinated basis by each Restricted Subsidiary (other than NELLC and any subsidiary thereof). In addition, each future Restricted Subsidiary that guarantees any indebtedness of Aventine or any Subsidiary Guarantor (other than any revolving credit or other similar agreement the aggregate principal amount outstanding under which does not exceed the borrowing base), and, in the event that NELLC becomes a Wholly-Owned Subsidiary, NELLC and its subsidiaries, will guarantee the payment of the principal of, premium if any and interest on the Notes.

        The obligations of each Subsidiary Guarantor under its Note Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable Federal or state laws. Each Subsidiary Guarantor that makes a payment or distribution under its Note Guarantee will be entitled to contribution from any other Subsidiary Guarantor. The Note Guarantee issued by any Subsidiary Guarantor will be automatically and unconditionally released and discharged upon (1) any sale, exchange or transfer to any Person (other than Aventine or a Restricted Subsidiary) of (a) the Capital Stock of such Subsidiary Guarantor owned directly or indirectly by Aventine after which the applicable Subsidiary Guarantor is no longer a Restricted Subsidiary or (b) all or substantially all the assets of such Subsidiary Guarantor which sale, exchange or transfer is made in compliance with the provisions of the Indenture, (2) the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary, in compliance with the terms of the Indenture or (3) any defeasance or discharge of the Notes pursuant to the provisions of the Indenture.

Ranking

        The Notes will:

  •
  be general senior unsecured obligations of Aventine;

  •
  rank equal in right of payment with all existing and future unsubordinated indebtedness of Aventine;

  •
  rank senior in right of payment to all existing and future subordinated indebtedness of Aventine;

  •
  be effectively junior, as to collateral, to all of Aventine's existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness;

  •
  be effectively junior to all of the obligations, including trade payables, of the Subsidiaries (other than Subsidiary Guarantors); and

  •
  be effectively junior, as to collateral, to all of the Subsidiary Guarantors' existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness.

        The Note Guarantees will:

  •
  be general senior unsecured obligations of the Subsidiary Guarantors;

  •
  rank equal in right of payment with all existing and future unsubordinated indebtedness of the Subsidiary Guarantors; and

  •
  rank senior in right of payment with all existing and future subordinated indebtedness of the Subsidiary Guarantors.

        At March 31, 2007, Aventine and the Subsidiary Guarantors had $106.9 million of consolidated liabilities outstanding other than the Notes, none of which of which would have been secured indebtedness. The Notes and the Note Guarantees will be effectively subordinated to such secured indebtedness to the extent of the value of the assets securing such indebtedness. In addition, as of March 31, 2007, our NELLC subsidiary, which is the only existing subsidiary that is not a Subsidiary Guarantor, had $3.9 million of liabilities.

Sinking fund

        There will be no sinking fund payments for the Notes.

Covenants

        Overview.    In the Indenture, Aventine agreed to covenants that limit its and its Restricted Subsidiaries' ability, among other things, to:

  •
  incur additional debt and issue preferred stock;

  •
  pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;

  •
  place limitations on distributions from Restricted Subsidiaries;

  •
  issue or sell capital stock of Restricted Subsidiaries;

  •
  not issue guarantees;

  •
  sell or exchange assets;

  •
  enter into transactions with shareholders and affiliates;

  •
  create liens;

  •
  engage in unrelated businesses; and

  •
  effect mergers.

        In addition, if a Change of Control occurs, each Holder of Notes will have the right to require Aventine to repurchase all or a part of the Holder's Notes at a price equal to 101% of their principal amount, plus any accrued interest to the date of repurchase. See "—Repurchase of New Notes Upon a Change of Control."

  Limitation on Indebtedness and Issuance of Preferred Stock

  (a)
  the Issuer will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes, the Note Guarantees and other indebtedness) and Aventine will not permit any of its Restricted Subsidiaries to issue any preferred stock; provided, however, that Aventine may Incur Indebtedness (including, without limitation, Acquired Indebtedness) and any Restricted Subsidiary may Incur Indebtedness (including, without limitation, Acquired Indebtedness) or issue preferred stock if, after giving effect to the Incurrence of such Indebtedness or issuance of preferred stock and the receipt and application of the proceeds therefrom, the Fixed Charge Coverage Ratio of Aventine would be greater than 2.0:1.0. Notwithstanding the foregoing, Aventine and any Restricted Subsidiary (except as specified below) may Incur each and all of the following:

  (1)
  the incurrence by Aventine and any Restricted Subsidiary of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Aventine and its Restricted Subsidiaries thereunder) not to exceed a maximum of the greater of (a) $300.0 million less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant and (b) the Borrowing Base;

  (2)
  Indebtedness owed (A) to Aventine or any Subsidiary Guarantor evidenced by an unsubordinated promissory note or (B) to any other Restricted Subsidiary; provided that (x) any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to Aventine or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (2) and (y) if Aventine or any Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated in right of payment to the Notes, in the case of Aventine, or the Note Guarantee, in the case of a Subsidiary Guarantor;

  (3)
  Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness (other than Indebtedness outstanding under clause (2) or (11)) in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that (a) Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes or a Note Guarantee shall only be permitted under this clause (3) if (x) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes or a Note Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes or the Note Guarantee, or (y) in case the Indebtedness to be refinanced is subordinated in right of payment to the notes or a Note Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes or the Note Guarantee at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes or the Note Guarantee, (b) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded and (c) such new Indebtedness is Incurred by Aventine or a Subsidiary Guarantor or by the Restricted Subsidiary who is the obligor on the Indebtedness to be refinanced or refunded;

    (4)
    Indebtedness of Aventine, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described under "Defeasance";

    (5)
    Guarantees of the Notes and Guarantees of Indebtedness of Aventine or any Restricted Subsidiary by Aventine or any Restricted Subsidiary; provided the Guarantee of such Indebtedness is permitted by and made in accordance with the "Issuance of Guarantees by Restricted Subsidiaries" covenant;

    (6)
    Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two business days of incurrence;

    (7)
    Indebtedness in respect of performance bonds, bankers' acceptances, workers' compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and letters of credit in respect thereof);

    (8)
    Indebtedness Incurred or preferred stock issued to finance the cost (including the cost of improvement or construction) to acquire real or personal property (including acquisitions by way of Capitalized Lease Obligations and acquisitions of the Capital Stock of a Person that becomes a Restricted Subsidiary, to the extent of the fair market value of the real or personal property so acquired, plus goodwill associated therewith) by Aventine or a Restricted Subsidiary after the Closing Date; provided, however, that the aggregate principal amount of such Indebtedness and/or the liquidation preference of such preferred stock outstanding at any time may not exceed $25.0 million;

    (9)
    the incurrence by Aventine or any of its Restricted Subsidiaries of Acquired Indebtedness; provided that the Fixed Charge Coverage Ratio immediately after giving pro forma effect to such incurrence would be greater than the Fixed Charge Coverage Ratio immediately prior to such incurrence;

    (10)
    Indebtedness consisting of (x) the financing of insurance premiums in the ordinary course of business or (y) take-or-pay obligations contained in supply arrangements entered into in the ordinary course of business; and

    (11)
    additional Indebtedness of Aventine or Indebtedness of or preferred stock issued by any Restricted Subsidiary (in addition to Indebtedness permitted under clauses (1) through (10) above) in an aggregate principal amount and/or liquidation preference of such preferred stock outstanding at any time not to exceed $25.0 million, less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant.

  (b)
  Notwithstanding any other provision of this "Limitation on Indebtedness and Issuance of Preferred Stock" covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this "Limitation on Indebtedness and Issuance of Preferred Stock" covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

  (c)
  For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness and Issuance of Preferred Stock" covenant, Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this "Limitation on Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, including under the first paragraph of part (a), Aventine, in its sole discretion, may classify, and from time to time may reclassify, such item of Indebtedness.

  (d)
  The Obligors will not Incur any Indebtedness if such Indebtedness is subordinate in right of payment to any other Indebtedness unless such Indebtedness is also subordinate in right of payment to the Notes (in the case of Aventine) or the Note Guarantees (in the case of any Subsidiary Guarantor), in each case, to the same extent.

        Limitation on restricted payments.    Aventine will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (1) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on common stock of Restricted Subsidiaries held by minority stockholders) held by Persons other than Aventine or any of its Restricted Subsidiaries, (2) purchase, call for redemption or redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) Aventine (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or (B) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of Aventine (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 10% or more of the Capital Stock of Aventine, (3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of Aventine that is subordinated in right of payment to the Notes or any Indebtedness of a Subsidiary Guarantor that is subordinated in right of payment to a Note Guarantee or (4) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (1) through (4) above being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment:

  (A)
  a Default or Event of Default shall have occurred and be continuing,

  (B)
  Aventine could not Incur at least $1.00 of Indebtedness under the first paragraph of part (a) of the "Limitation on Indebtedness and Issuance of Preferred Stock" covenant, or

  (C)
  the aggregate amount of all Restricted Payments made after the Closing Date shall exceed the sum of

  (1)
  50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter during which the Closing Date occurs and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the SEC or provided to the Trustee plus

    (2)
    the aggregate Qualified Proceeds received by Aventine after the Closing Date as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person which is not a Subsidiary of Aventine, including an issuance or sale permitted by the Indenture of Indebtedness of Aventine for cash subsequent to the Closing Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of Aventine, or from the issuance to a Person which is not a Subsidiary of Aventine of any options, warrants or other rights to acquire Capital Stock of Aventine (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes) plus

    (3)
    an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case, to Aventine or any Restricted Subsidiary or from the Qualified Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), from the release of any Guarantee or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by Aventine or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

        The foregoing provision shall not be violated by reason of:

    (1)
    the payment of any dividend or redemption of any Capital Stock within 60 days after the related date of declaration or call for redemption if, at said date of declaration or call for redemption, such payment or redemption would comply with the preceding paragraph;

    (2)
    the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes or any Note Guarantee including premium, if any, and accrued interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (3) of the second paragraph of part (a) of the "Limitation on Indebtedness and Issuance of Preferred Stock" covenant;

    (3)
    the repurchase, redemption or other acquisition of Capital Stock of Aventine or a Subsidiary Guarantor (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of Aventine (or options, warrants or other rights to acquire such Capital Stock); provided that such options, warrants or other rights are not redeemable at the option of the holder, or required to be redeemed, prior to the Stated Maturity of the Notes;

    (4)
    the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition or retirement for value of Indebtedness (including premium, if any, and accrued interest) which is subordinated in right of payment to the Notes or any Note Guarantee in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of Aventine (or options, warrants or other rights to acquire such Capital Stock); provided that such options, warrants or other rights are not redeemable at the option of the holder, or required to be redeemed, prior to the Stated Maturity of the Notes;

    (5)
    payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets of Aventine that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of Aventine;

    (6)
    Investments acquired as a capital contribution to, or in exchange for, or out of the proceeds of a substantially concurrent offering of, Capital Stock (other than Disqualified Stock) of Aventine;

    (7)
    the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants if such Capital Stock represents all or a portion of the exercise price thereof;

    (8)
    the declaration or payment of dividends on Capital Stock (other than Disqualified Stock or preferred stock) of Aventine in an aggregate annual amount not to exceed 6% of the Net Cash Proceeds received by Aventine after the Closing Date from the sale of such Capital Stock;

    (9)
    the payment by Aventine to any Affiliate of Aventine of management fees of not more than $500,000, in the aggregate in any calendar year, as invoiced by such Affiliate;

    (10)
    the repurchase or other acquisition of Capital Stock of Aventine or any of its Subsidiaries from employees, former employees, directors or former directors of Aventine or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell, or are granted the option to purchase or sell, such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions shall not exceed $1.0 million in any calendar year;

    (11)
    dividends paid in respect of Disqualified Stock or preferred stock of Aventine or any Restricted Subsidiary of Aventine which is permitted to be issued pursuant to the covenant described under the caption "Limitation on Indebtedness and Issuance of Preferred Stock"; provided, however, that the aggregate amount of dividends paid in respect of preferred stock of Aventine (other than Disqualified Stock of Aventine) pursuant to this clause (11) shall not exceed the amount of Net Cash Proceeds from the issuance of such preferred stock;

    (12)
    the pledge by Aventine or any Restricted Subsidiary of the Capital Stock of an Unrestricted Subsidiary to secure Non-Recourse Debt of that Unrestricted Subsidiary; and

    (13)
    Restricted Payments in an amount which, when taken together with all Restricted Payments made pursuant to this clause (13), does not exceed $20 million; provided that, except in the case of clauses (1) and (3), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

        Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (2), (7) through (9), (11) and (12) thereof or an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (3) or (4) thereof and an Investment acquired as a capital contribution or in exchange for Capital Stock referred to in clause (6) thereof) shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments, and the Net Cash Proceeds from any issuance of Capital Stock to the extent used to make Restricted Payments referred to in clause (3), (4) or (6) shall not be included in such calculation.

        For purposes of determining compliance with this "Limitation on Restricted Payments" covenant, (x) the amount, if other than in cash, of any Restricted Payment shall be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution and (y) in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, including the first paragraph of this "Limitation on Restricted Payments" covenant, Aventine, in its sole discretion, may order and classify, and from time to time may reclassify, such Restricted Payment if it would have been permitted at the time such Restricted Payment was made and at the time of such reclassification.

        Limitation on dividend and other payment restrictions affecting restricted subsidiaries.    Aventine will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (1) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by Aventine or any other Restricted Subsidiary, (2) pay any Indebtedness owed to Aventine or any other Restricted Subsidiary, (3) make loans or advances to Aventine or any other Restricted Subsidiary or (4) transfer any of its property or assets to Aventine or any other Restricted Subsidiary.

        The foregoing provisions shall not restrict any encumbrances or restrictions:

  (1)
  existing on the Closing Date and any extensions, refinancings, renewals or replacements thereof; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements taken as a whole are, in the good faith judgment of the Board of Directors, no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

  (2)
  existing under or by reason of applicable law;

  (3)
  existing with respect to any Person or the property or assets of such Person acquired by Aventine or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired and any extensions, refinancings, renewals or replacements thereof; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements taken as a whole are, in the good faith judgment of the Company's Board of Directors, no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

  (4)
  in the case of clause (4) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant:

  (A)
  that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

  (B)
  existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Aventine or any Restricted Subsidiary not otherwise prohibited by the Indenture,

  (C)
  arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Aventine or any Restricted Subsidiary in any manner material to Aventine or any Restricted Subsidiary, or

  (D)
  arising under purchase money obligations for property acquired in the ordinary course of business or Capitalized Lease Obligations;

  (5)
  with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary;

  (6)
  arising from customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

  (7)
  on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

  (8)
  arising in connection with any Indebtedness, Disqualified Stock or preferred stock of Aventine or any Restricted Subsidiary of Aventine permitted to be incurred subsequent to the date of the Indenture pursuant to the provisions of the covenant described under "—Limitation on Indebtedness and Issuance of Preferred Stock."

        Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent Aventine or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of Aventine or any of its Restricted Subsidiaries that secure Indebtedness of Aventine or any of its Restricted Subsidiaries.

        Limitation on the issuance and sale of capital stock of restricted subsidiaries.    Aventine will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

  (1)
  to Aventine or a Wholly Owned Restricted Subsidiary;

  (2)
  issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law;

  (3)
  if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of such issuance or sale; or

  (4)
  sales of common stock (including options, warrants or other rights to purchase shares of such common stock) of a Restricted Subsidiary by Aventine or a Restricted Subsidiary, provided that Aventine or such Restricted Subsidiary applies the Net Cash Proceeds of any such sale in accordance with clause (A) or (B) of the "Limitation on Asset Sales" covenant.

        Issuances of guarantees by restricted subsidiaries.    Aventine will cause each Restricted Subsidiary that Guarantees any Indebtedness of Aventine or any Subsidiary Guarantor (other than any revolving credit or other similar agreement the aggregate principal amount outstanding under which does not exceed the Borrowing Base) to execute and deliver a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Notes by such Restricted Subsidiary.

        Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary (including NELLC, if it shall be a Subsidiary Guarantor) may provide by its terms that it shall be automatically and unconditionally released and discharged (and any and all Note Liens granted by such Subsidiary Guarantor shall also be released and discharged) upon (1) any sale, exchange or transfer, to any Person, of (a) all of the Capital Stock of such Subsidiary Guarantor owned directly or indirectly by Aventine (which sale, exchange or transfer is not prohibited by the Indenture) after which Subsidiary Guarantor is no longer a Restricted Subsidiary or (b) all or substantially all of the assets of such Subsidiary Guarantor, which sale, exchange or transfer is made in compliance with the conditions of the Indenture, (2) the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the terms of the Indenture or (3) any defeasance or discharge of the Notes pursuant to the provisions of the Indenture.

        Limitation on transactions with shareholders and affiliates.    Aventine will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 10% or more of any class of Capital Stock of Aventine or with any Affiliate of Aventine, except upon fair and reasonable terms no less favorable to Aventine or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

        The foregoing limitation does not limit, and shall not apply to:

  (1)
  transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which Aventine or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking, accounting, valuation or appraisal firm stating that the transaction is fair to Aventine or such Restricted Subsidiary from a financial point of view;

  (2)
  any transaction solely between Aventine and any of its Restricted Subsidiaries or solely among Restricted Subsidiaries;

  (3)
  the payment of reasonable and customary regular fees to directors of Aventine who are not employees of Aventine and customary indemnification arrangements entered into by Aventine;

  (4)
  any payments or other transactions pursuant to any tax-sharing agreement between Aventine and any other Person with which Aventine files a consolidated tax return or with which Aventine is part of a consolidated group for tax purposes;

  (5)
  any sale of shares of Capital Stock (other than Disqualified Stock) of Aventine;

  (6)
  any Permitted Investments or any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant;

  (7)
  any agreement as in effect or entered into as of the Closing Date (as disclosed in this prospectus) or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Closing Date;

  (8)
  the issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to or the funding of, employment arrangements, stock options and stock ownership plans or similar employee benefit plans approved by the Board of Directors in good faith and loans to employees of Aventine and its Subsidiaries which are approved by the Board of Directors in good faith;

  (9)
  transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case on ordinary business terms and otherwise in compliance with the terms of the indenture, which are fair to Aventine or its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of Aventine or the senior management thereof, or are on terms at least as favorable as could reasonably have been obtained at such time from an unaffiliated party;

  (10)
  the payment by Aventine to any Affiliate of Aventine of management fees of not more than $500,000, in the aggregate in any calendar year, as invoiced by such Affiliate;

  (11)
  any transaction with a joint venture or similar entity which would be subject to this covenant solely because Aventine or a Restricted Subsidiary of Aventine owns an equity interest in or otherwise controls such joint venture or similar entity;

  (12)
  payments of customary and reasonable fees by Aventine or any of its Restricted Subsidiaries to the Permitted Holders made for any financial advisory, financing, underwriting or placement services (whether structured as a fee or as an underwriting discount) or in respect of other commercial or investment banking activities, including, without limitation, in connection with acquisitions or divestitures, provided that each such payment shall be approved by a majority of the disinterested members of the Board of Directors; or

  (13)
  payments and transactions in connection with any Credit Facilities (including commitment, syndication and arrangement fees payable thereunder) and this offering, including underwriting discounts and commissions in connection therewith, and the application of the proceeds of each, and the payment of fees and expenses with respect thereto.

        Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this "Limitation on Transactions with Shareholders and Affiliates" covenant and not covered by clauses (2) through (13) of this paragraph, (a) the aggregate amount of which exceeds $5.0 million in value, must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) above and (b) the aggregate amount of which exceeds $10.0 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above.

        Limitation on liens.    Aventine will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character (including any shares of Capital Stock or Indebtedness of any Restricted Subsidiary).

        The foregoing limitation does not apply to:

  (1)
  Liens existing on the Closing Date;

  (2)
  Liens granted on or after the Closing Date on any assets or Capital Stock of Aventine or its Restricted Subsidiaries created in favor of the Holders;

  (3)
  Liens securing Indebtedness not to exceed the greater of (x) Indebtedness permitted to be incurred pursuant to clause (1) of the definition of "Permitted Debt," (y) an amount equal to 2.5 times EBITDA for the most recently ended four fiscal quarters for which internal financial statements are available at the time of incurrence of such Indebtedness and (z) $300.0 million;

  (4)
  Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (3) of the second paragraph of clause (a) of the "Limitation on Indebtedness and Issuance of Preferred Stock" covenant; provided that such Liens do not extend to or cover any property or assets of Aventine or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

  (5)
  Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness and Issuance of Preferred Stock" covenant, to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost, and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item;

  (6)
  Liens on cash set aside at the time of the Incurrence of any Indebtedness, or government securities purchased with such cash, in either case, to the extent that such cash or government securities pre-fund the payment of interest on such Indebtedness and are held in a collateral or escrow account or similar arrangement to be applied for such purpose;

  (7)
  Liens on assets, property or Capital Stock of any Restricted Subsidiary that is not a Subsidiary Guarantor securing Indebtedness permitted under the Indenture; or

  (8)
  Permitted Liens.

        Limitation on sale and leaseback transactions.    Aventine will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction involving any of its assets or properties whether now owned or hereafter acquired; provided, however, that Aventine or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

  (a)
  the consideration received in such Sale and Leaseback Transaction is at least equal to the fair market value of the property so sold or otherwise transferred, as determined by a resolution of the Board of Directors;

  (b)
  Aventine or such Restricted Subsidiary, as applicable, would be permitted to grant a Lien to secure Indebtedness under the "Limitation on Liens" covenant in the amount of the Attributable Debt in respect of such Sale and Leaseback Transaction;

  (c)
  prior to and after giving effect to the Attributable Debt in respect of such Sale and Leaseback Transaction, Aventine and such Restricted Subsidiary comply with the "Limitation on Indebtedness and Issuance of Preferred Stock" covenant contained herein; and

  (d)
  Aventine or such Restricted Subsidiary applies an amount not less than the net proceeds received from such sale in accordance with the "Limitation on Asset Sales" covenant.

        Limitation on asset sales.    Aventine will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (1) the consideration received by Aventine or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (2) at least 75% of the consideration received consists of (a) cash or Temporary Cash Investments, (b) the assumption of unsubordinated Indebtedness of Aventine or any Subsidiary Guarantor or Indebtedness of any other Restricted Subsidiary (in each case, other than Indebtedness owed to Aventine or any Affiliate of Aventine), provided that Aventine, such Subsidiary Guarantor or such other Restricted Subsidiary is irrevocably and unconditionally released from all liability under such Indebtedness, or (c) Replacement Assets.

        For the purposes of this provision, any securities, notes or other obligations received by Aventine or any of its Restricted Subsidiaries from the transferee that are converted by Aventine or any of its Restricted Subsidiaries into cash or Cash Equivalents within 180 days of their receipt by Aventine or any of its Restricted Subsidiaries shall be deemed to be cash, but only to the extent of the cash or Cash Equivalents received.

        Aventine may, or may cause the relevant Restricted Subsidiary to, within twelve months after the date of receipt of any Net Cash Proceeds from an Asset Sale apply all or a portion of such Net Cash Proceeds, (A) to permanently repay or reduce outstanding (a) Indebtedness of Aventine that is pari passu in right of payment with the Notes, (b) Indebtedness of any Subsidiary Guarantor that is pari passu in right of payment with the relevant Subsidiary Guarantee or (c) Indebtedness of any other Restricted Subsidiary, or (B) to investments (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in Replacement Assets.

        The amount of such excess Net Cash Proceeds not applied by the end of such periods shall constitute "Excess Proceeds." If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset

Sales" covenant totals at least $25.0 million, Aventine must commence, not later than the fifteenth business day of such month, and consummate an Offer to Purchase from the Holders (and, if required by the terms of any Indebtedness that is pari passu in right of payment with the Notes ("Pari Passu Indebtedness"), from the holders of such Pari Passu Indebtedness) on a pro rata basis an aggregate principal amount of Notes (and Pari Passu Indebtedness) equal to the Excess Proceeds on such date, at a purchase price equal to 100% of their principal amount, plus, in each case, accrued interest (if any) to the Payment Date. To the extent that any Excess Proceeds remain after consummation of an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant, Aventine may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture and the amount of Excess Proceeds shall be reset to zero.

        Limitation on business activities.    Aventine will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than a Permitted Business, except to such extent as would not be material to Aventine and its Restricted Subsidiaries taken as a whole.

Repurchase of New Notes Upon a Change of Control

        Aventine must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of their principal amount, plus accrued interest (if any) to the Payment Date. There can be no assurance that Aventine will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of Aventine which might be outstanding at the time).

        The above covenant requiring Aventine to repurchase the Notes will, unless consents are obtained, require Aventine to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase. Aventine will not be required to make an Offer to Purchase upon the occurrence of a Change of Control if a third party makes an offer to purchase the New Notes in the manner, at the times and price and otherwise in compliance with the requirements of the Indenture applicable to an Offer to Purchase for a Change of Control and purchases all Notes validly tendered and not withdrawn in such offer to purchase.

SEC Reports and Reports to Holders

        At all times that the Notes remain outstanding, whether or not Aventine is then required to file reports with the SEC, Aventine shall file with the SEC, unless the SEC will not accept such filing (x) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Aventine were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by Aventine's certified independent accountants and (y) all current reports that would be required to be filed with the SEC on Form 8-K if Aventine were required to file such reports.

        Aventine shall supply to the Trustee and to each Holder or shall supply to the Trustee for forwarding to each such Holder who so requests, without cost to such Holder, copies of such reports and other information. Aventine shall, at its cost, deliver to each Holder of the Notes copies of such reports and other information. In addition, the Obligors have agreed that, at any time prior to the Registration if Aventine is not subject to Section 13 or 15(d) of the Exchange Act, upon the request of any Holder or any prospective purchaser of the Notes designated by a Holder, they will supply to such Holder or such prospective purchaser the information required under Rule 144A under the Securities Act.

Events of default

        The following events will be defined as "Events of Default" in the Indenture:

  (a)
  default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

  (b)
  default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

  (c)
  default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of Aventine or any Subsidiary Guarantor or the failure by Aventine to make or consummate an Offer to Purchase in accordance with the provisions under the caption "—Covenants—Limitation on asset sales" or "Repurchase of Notes upon a Change of Control" and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes;

  (d)
  Aventine or any Subsidiary Guarantor defaults in the performance of or breaches any other covenant or agreement in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes;

  (e)
  there occurs with respect to any issue or issues of Indebtedness of Aventine, any Subsidiary Guarantor or any Significant Subsidiary having an outstanding principal amount of $20.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity (after giving effect to any applicable grace period provided in such Indebtedness) and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

  (f)
  any final judgment or order (not covered by insurance or a third party indemnity pursuant to an executed written agreement) for the payment of money in excess of $20.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against Aventine, any Subsidiary Guarantor or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $20.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

  (g)
  a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of Aventine, any Subsidiary Guarantor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Aventine, any Subsidiary Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of Aventine, any Subsidiary Guarantor or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of Aventine, any Subsidiary Guarantor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days;

  (h)
  Aventine, any Subsidiary Guarantor or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Aventine, any Subsidiary Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of Aventine, any Subsidiary Guarantor or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors; or (i) Aventine or any Subsidiary Guarantor repudiates its obligations under its Note Guarantee or, except as permitted by the Indenture, any Note Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect).

        If an Event of Default (other than an Event of Default specified in clause (g) or (h) above that occurs with respect to Aventine) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes, then outstanding, by written notice to Aventine (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by Aventine, the relevant Subsidiary Guarantor or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) above occurs with respect to Aventine, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

        The Holders of at least a majority in principal amount of the outstanding Notes by written notice to Aventine and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (x) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and accrued interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (y) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "—Modification and waiver."

        The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless:

  (1)
  the Holder gives the Trustee written notice of a continuing Event of Default;

  (2)
  the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

  (3)
  such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

  (4)
  the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

  (5)
  during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

        However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of or premium, if any, or interest on, such Note, or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder. Officers of Aventine must certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of Aventine and its Restricted Subsidiaries and Aventine's and its Restricted Subsidiaries' performance under the Indenture and that Aventine and its Restricted Subsidiaries has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. Aventine will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

Consolidation, merger and sale of assets

(A)
Aventine will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into it unless:

(1)
it shall be the continuing Person, or the Person (if other than it) formed by such consolidation or into which it is merged or that acquired or leased such property and assets (the "Surviving Person") shall be organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of Aventine's obligations under the Indenture, the Notes and the Registration Rights Agreement;

(2)
each of the conditions specified in paragraph (C) below is satisfied; and

(3)
each Subsidiary Guarantor, unless such Subsidiary Guarantor is the Person with which Aventine has entered into a transaction under this "Consolidation, Merger and Sale of Assets" section, shall have by amendment to its Note Guarantee confirmed that its Note Guarantee shall apply to the obligations of Aventine or the Surviving Person in accordance with the Notes and the Indenture.

(B)
No Subsidiary Guarantor will consolidate with or merge with or into any Person or permit any Person to merge with or into it, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions) to any Person, unless:

(1)
it shall be the continuing Person, or the Person (if other than it) formed by such consolidation or into which it is merged or that acquired or leased such property and assets (the "Subsidiary Guarantor Surviving Person") shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of such Subsidiary Guarantor obligations under its Note Guarantee and the Registration Rights Agreement; and

(2)
each of the conditions specified in paragraph (C) below is satisfied.

        The foregoing requirements of this paragraph (B) shall not apply to (x) a consolidation or merger of any Subsidiary Guarantor with and into Aventine or any other Subsidiary Guarantor, so long as Aventine or such Subsidiary Guarantor survives such consolidation or merger or (y) a sale or other disposition of all of the assets of a Subsidiary Guarantor, by way of merger, consolidation or otherwise, if (x) Aventine or a Restricted Subsidiary applies the Net Cash Proceeds of that sale or other disposition in accordance with the "Limitation on Asset Sales" covenant or (y) to Aventine or a Subsidiary Guarantor.

(C)
The following additional conditions shall apply to each transaction described in paragraph (A) or (B) above, except that clause (2) below shall not apply to a transaction described in paragraph (B):

(1)
immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(2)
immediately after giving effect to such transaction on a pro forma basis Aventine (or the Surviving Person, if applicable) (x) could Incur at least $1.00 of Indebtedness under the first paragraph of part (a) of the "Limitation on Indebtedness and Issuance of Preferred Stock" covenant or (y) would, together with its Restricted Subsidiaries, have a greater Fixed Charge Coverage Ratio immediately after that transaction (after giving pro forma effect thereto as if that transaction had occurred at the beginning of the applicable four-quarter period) than the Fixed Charge Coverage Ratio of Aventine and its Restricted Subsidiaries immediately prior to that transaction; provided that this clause (2) shall not apply to a consolidation, merger or sale of all (but not less than all) of the assets of Aventine if all Liens and Indebtedness of Aventine (or the Surviving Person), together with the Restricted Subsidiaries of such Person, outstanding immediately after such transaction would have been permitted (and all such Liens and Indebtedness, other than Liens and Indebtedness of such Person and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of the Indenture; and

(3)
Aventine shall have delivered to the Trustee an officers' certificate (attaching the arithmetic computations to demonstrate compliance with clause (2) of this paragraph (C) unless compliance therewith is not required) and an opinion of counsel, each stating that such transaction and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the applicable provisions of the Indenture, that all conditions precedent in the Indenture relating to such transaction have been satisfied and that such supplemental indenture is enforceable; provided, however, that clause (2) above does not apply if, in the good faith determination of the Board of Directors, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of Aventine and any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

Defeasance

        Legal defeasance.    The Indenture will provide that Aventine will be deemed to have paid and will be discharged from any and all obligations, and all of the Subsidiary Guarantors will be discharged with respect to any and all obligations, in each case, in respect of the Notes, the Note Guarantees and the Indenture on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

  (A)
  Aventine has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments or on a redemption date specified by Aventine, as the case may be, in accordance with the terms of the Indenture and the Notes;

  (B)
  Aventine has delivered to the Trustee (1) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of Aventine's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (2) an Opinion of Counsel to the effect that, subject to customary assumptions and exclusions, the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;

  (C)
  immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which Aventine or any of its Subsidiaries is a party or by which Aventine or any of its Subsidiaries is bound; and

  (D)
  if at such time the Notes are listed on a national securities exchange, Aventine has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

        Defeasance of certain covenants and certain events of default.    The Indenture further will provide that the provisions of the Indenture will no longer be in effect with respect to clause (2) of paragraph (C) under "—Consolidation, Merger and Sale of Assets" and all the covenants described herein under "—Covenants," and clause (c) under "Events of Default" with respect to such clause (2) of paragraph (C) under "—Consolidation, Merger and Sale of Assets," clause (d) under "Events of Default" with respect to such other covenants and clauses (e) and (f) under "Events of Default" shall be deemed not to be Events of Default upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments or on the applicable redemption date, as the case may be, in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(2), (C) and (D) of the preceding paragraph and the delivery by Aventine to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. If Aventine exercises its covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guarantee.

        Defeasance and certain other events of default.    In the event that Aventine exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity or on the applicable redemption date, as the case may be, but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, Aventine will remain liable for such payments.

Satisfaction and discharge

        The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding notes when

  (1)
  either:

  (a)
  all of the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by Aventine and thereafter repaid to Aventine or discharged from such trust) have been delivered to the Trustee for cancellation or

  (b)
  all Notes not theretofore delivered to the Trustee for cancellation have become due and payable, or will become due and payable within one year, pursuant to an optional redemption notice or otherwise, and Aventine has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from Aventine directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; and

  (2)
  Aventine has paid all other sums payable under the Indenture by Aventine.

        The Trustee will acknowledge the satisfaction and discharge of the Indenture if Aventine has delivered to the Trustee an Officers' Certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification and waiver

        The Indenture may be amended, without the consent of any Holder, to:

  (1)
  cure any ambiguity, defect or inconsistency in the Indenture;

  (2)
  comply with the provisions described under "Consolidation, Merger and Sale of Assets" or "Issuances of Guarantees by Restricted Subsidiaries";

  (3)
  comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

  (4)
  evidence and provide for the acceptance of appointment by a successor Trustee;

  (5)
  to add a Subsidiary Guarantor;

  (6)
  make any change that, in the good faith opinion of the Board of Directors, does not materially and adversely affect the rights of any Holder;

  (7)
  to provide for the issuance of Additional Notes in accordance with the terms of Indenture; or

  (8)
  to conform the Indenture to this Description of the Notes.

        Modifications and amendments of the Indenture may be made by Aventine, the Subsidiary Guarantors, the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby:

  (1)
  change the Stated Maturity of the principal of, or any installment of interest on, any Note;

  (2)
  reduce the principal amount of, or premium, if any, or interest on, any Note;

  (3)
  change the optional redemption dates or optional redemption prices of the Notes from that stated under the caption "—Optional Redemption";

  (4)
  change the place or currency of payment of principal of, or premium, if any, or interest on, any Note;

  (5)
  impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note;

  (6)
  waive a default in the payment of principal of, premium, if any, or interest on the Notes;

  (7)
  release any Subsidiary Guarantor from its Note Guarantee, except as provided in the Indenture;

  (8)
  amend or modify any of the provisions of the Indenture in any manner which subordinates the Notes issued thereunder in right of payment to any other Indebtedness of Aventine or which subordinates any Note Guarantee in right of payment to any other Indebtedness of the guarantor issuing any such Note Guarantee; or

  (9)
  reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

Governing law

        The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

No personal liability of incorporators, stockholders, officers, directors or employees

        No recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of any Obligor in the Indenture, or in any of the Notes or Note Guarantees or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of Aventine or any Subsidiary Guarantor or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability.

        The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

Concerning the trustee

        Except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

        The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of Aventine or any Subsidiary Guarantor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Book-entry; delivery and form

        The certificates representing the Notes will be issued in fully registered form without interest coupons. Notes sold in offshore transactions in reliance on Regulation S under the Securities Act will initially be represented by one or more permanent global Notes in definitive, fully registered form without interest coupons (each a "Regulation S Global Note") and will be deposited with the Trustee as custodian for, and registered in the name of a nominee of, The Depository Trust Company ("DTC") for the accounts of Euroclear and Clearstream. Prior to the 40th day after the Closing Date, beneficial interests in the Regulation S Global Notes may only be held through Euroclear or Clearstream, and any resale or transfer of such interests to U.S. persons shall not be permitted during such period unless such resale or transfer is made pursuant to Rule 144A or Regulation S.

        Notes sold in reliance on Rule 144A will be represented by one or more permanent global Notes in definitive, fully registered form without interest coupons (each a "Restricted Global Note"; and together with the Regulation S Global Notes, the "Global Notes") and will be deposited with the Trustee as custodian for, and registered in the name of a nominee of, DTC. Each Global Note (and any Notes issued for exchange therefor) will be subject to certain restrictions on transfer set forth therein as described under "Transfer Restrictions."

        Notes transferred to institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) (an "Institutional Accredited Investor") who are not qualified institutional buyers ("Non-Global Purchasers") will be in registered form without interest coupons ("Certificated Notes"). Upon the transfer of Certificated Notes initially issued to a Non-Global Purchaser to a qualified institutional buyer or in accordance with Regulation S, such Certificated Notes will, unless the relevant Global Note has previously been exchanged in whole for Certificated Notes, be exchanged for an interest in a Global Note. For a description of the restrictions on the transfer of Certificated Notes, see "Transfer Restrictions."

        Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Qualified institutional buyers may hold their interests in a Restricted Global Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

        Investors may hold their interests in a Regulation S Global Note directly through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such system. On or after the 40th day following the Closing Date, investors may also hold such interests through organizations other than Euroclear or Clearstream that are participants in the DTC system. Euroclear and Clearstream will hold interests in the Regulation S Global Notes on behalf of their participants through DTC. So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture and, if applicable, those of Euroclear and Clearstream.

        Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither Aventine, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Aventine expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. Aventine also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

        Aventine expects that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants and which may be legended as set forth under the heading "Transfer Restrictions."

        Aventine understands that: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

        Although DTC, Euroclear and Clearstream are expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Aventine nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by Aventine within 90 days, Aventine will issue Certificated Notes, which may bear the legend referred to under "Transfer Restrictions," in exchange for the Global Notes. Holders of an interest in a Global Note may receive Certificated Notes, which may bear the legend referred to under "Transfer Restrictions," in accordance with the DTC's rules and procedures in addition to those provided for under the Indenture.

Definitions

        Set forth below are defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for other capitalized terms used in this "Description of the Notes" for which no definition is provided.

        "Acquired Indebtedness" means (i) Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or Indebtedness of a Restricted Subsidiary assumed in connection with an Asset Acquisition by such Restricted Subsidiary or (ii) Indebtedness secured by a Lien encumbering an asset acquired by a Person at the time of such acquisition.

        "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of Aventine and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

  (1)
  the net income (or loss) of any Person that is not a Restricted Subsidiary (except to the extent of the amount of dividends or distributions paid in cash to Aventine or any of its Restricted Subsidiaries);

  (2)
  the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with Aventine or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by Aventine or any of its Restricted Subsidiaries;

  (3)
  the net income of any Restricted Subsidiary (other than NELLC or any Subsidiary of NELLC) to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary (other than any restriction permitted by clause (6), (7) or (8) of the "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant) except to the extent that cash was distributed by such Restricted Subsidiary to Aventine or another Restricted Subsidiary during such period;

  (4)
  any gains or losses (on an after-tax basis) attributable to sales of assets outside the ordinary course of business of Aventine and its Restricted Subsidiaries;

  (5)
  solely for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant, any amount paid or accrued as dividends on preferred stock of Aventine owned by Persons other than Aventine and any of its Restricted Subsidiaries;

  (6)
  all extraordinary gains or losses;

  (7)
  income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

  (8)
  any non-cash compensation expense realized from grants of stock appreciation or similar rights, stock options or other rights to officers, directors or employees of Aventine or any of its Restricted Subsidiaries;

  (9)
  any net after-tax income or loss from discontinued operations;

  (10)
  the cumulative effect of a change in accounting principles;

  (11)
  any expense with respect to which, and to the extent that, Aventine is indemnified by a third party (but only if and to the extent that the related indemnification payment from such third party is not included in the calculation of the net income of Aventine);

  (12)
  any non-cash asset impairment charges resulting from application of Statement of Financial Accounting Standards No. 142 and No. 144 and the amortization of intangibles pursuant to Statement of Financial Accounting Standards No. 141;

  (13)
  any increase in amortization or depreciation or any one-time non-cash charges resulting from purchase accounting in connection with acquisitions; and

  (14)
  any non-cash gain or loss attributable to any Commodity Agreement until such time as it is settled, at which time the net gain or loss shall be included.

        "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

        "Asset Acquisition" means (1) an investment by Aventine or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with Aventine or any of its Restricted Subsidiaries or (2) an acquisition by Aventine or any of its Restricted Subsidiaries of the property and assets of any Person other than Aventine or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person.

        "Asset Disposition" means the sale or other disposition by Aventine or any of its Restricted Subsidiaries of (1) all or substantially all of the Capital Stock of any Restricted Subsidiary or (2) all or substantially all of the assets that constitute a division or line of business of Aventine or any of its Restricted Subsidiaries.

        "Asset Sale" means any sale, transfer or other disposition (including by way of merger or consolidation) in one transaction or a series of related transactions by Aventine or any of its Restricted Subsidiaries to any Person other than Aventine or any of its Restricted Subsidiaries of: (1) all or any of the Capital Stock of any Restricted Subsidiary, (2) all or substantially all of the property and assets of an operating unit or business of Aventine or any of its Restricted Subsidiaries, or (3) any other property and assets (other than the Capital Stock or other Investment in an Unrestricted Subsidiary) of Aventine or any of its Restricted Subsidiaries outside the ordinary course of business of Aventine or such Restricted Subsidiary, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of Aventine; provided that "Asset Sale" shall not include:

  (a)
  sales or other dispositions of inventory, receivables and other current assets,

  (b)
  sales, transfers or other dispositions of assets constituting a Permitted Investment or Restricted Payment permitted to be made under the "Limitation on Restricted Payments" covenant,

  (c)
  sales, transfers or other dispositions of assets with a fair market value not in excess of $10.0 million in any transaction or series of related,

  (d)
  any sale, transfer, assignment or other disposition of any property equipment that has become damaged, worn out, obsolete or otherwise unsuitable for use in connection with the business of Aventine or its Restricted Subsidiaries,

  (e)
  sales or grants of licenses to use Aventine's or any Restricted Subsidiary's patents, trade secrets, know-how and technology to the extent that such license does not prohibit the licensor from using the patent, trade secret, know-how or technology, or

  (f)
  foreclosures on assets.

        "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

        "Aventine Renewable Energy" means Aventine Renewable Energy, LLC (a direct subsidiary of Aventine) and its successors.

        "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (2) the sum of all such principal payments.

        "Board of Directors" means, with respect to any Person, the Board of Directors of such Person or any duly authorized committee of such Board of Directors. Unless otherwise indicated, the "Board of Directors" refers to the Board of Directors of Aventine.

        "Borrowing Base" means, as of any date, an amount equal to the sum of:

  (1)
  85% of the book value of all accounts receivable owned by Aventine and its Restricted Subsidiaries as of such date, plus

  (2)
  85% of the book value of all inventory, all calculated on a consolidated basis and in accordance with GAAP. In the event that information with respect to any element of the Borrowing Base is not available as of any date then the most recently available information will be utilized.

        "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all common stock and preferred stock.

        "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

        "Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease.

        "Change of Control" means such time as:

  (1)
  the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Aventine and its Restricted Subsidiaries, taken as a whole, to any "person" (within the meaning of Section 13(d) of the Exchange Act);

  (2)
  the adoption of a plan relating to the liquidation or dissolution of Aventine;

  (3)
  a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange

    Act) of more than 50% of the total voting power of the Voting Stock of Aventine on a fully diluted basis, and such ownership represents a greater percentage of the total voting power of the Voting Stock of Aventine, on a fully diluted basis, than is held by the Permitted Holders on such date;

  (4)
  individuals who on the Closing Date constituted the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by Aventine's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office; or

  (5)
  Aventine consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Aventine, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Aventine or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Aventine outstanding immediately prior to such transaction is converted into or exchanged for (or continues as) Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

        "Closing Date" means the date on which the Notes are originally issued under the Indenture.

        "Commodity Agreement" means any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement.

        "Consolidated EBITDA" means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

  (1)
  Fixed Charges,

  (2)
  income taxes,

  (3)
  depreciation expense,

  (4)
  amortization expense,

  (5)
  all other non-cash items (including non-cash asset impairment charges and amortization of pre-paid cash expenses that were paid in a prior period) reducing Adjusted Consolidated Net Income (other than items that will require cash payment within twelve months of the Transaction Date and for which an accrual or reserve is, or is required by GAAP to be, made (except for restructuring charges, in which case, Consolidated EBITDA shall be increased by an amount equal to the portion of such charges which do not reflect a cash expense during the period), provided that any such cash payment (except for any cash payment related to restructuring charges) made after such twelve-month period shall be deducted from net income in the calculation of Consolidated EBITDA for the Four Quarter Period in which such payment occurs), less all non-cash items increasing Adjusted Consolidated Net Income (other than items which represent the reversal of an accrual or reserve for anticipated cash charges in any prior period), all as determined on a consolidated basis for Aventine and its Restricted Subsidiaries in conformity with GAAP;

  (6)
  any non-capitalized transaction costs incurred in connection with actual, proposed or abandoned financings, acquisitions or divestitures, including, but not limited to, any earn-out or similar expense in connection with acquisitions or dispositions and financing and refinancing fees and costs incurred in connection with the offering of the Notes and related transactions;

  (7)
  periodic pension and other post-retirement benefits net of any pension contributions during such period; and

  (8)
  any payments made pursuant to any Financial Advisory Agreement; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by Aventine or any of its Restricted Subsidiaries.

        "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs (gains) associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by Aventine or any of its Restricted Subsidiaries); imputed interest with respect to Attributable Debt; and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, in each case, accrued or scheduled to be paid or to be accrued by Aventine and its Restricted Subsidiaries during such period, less interest income for such period; excluding, however, (1) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof) and (2) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

        "Credit Facilities" means, with respect to Aventine and its Restricted Subsidiaries, one or more debt facilities, commercial paper facilities, or indentures providing for revolving credit loans, term loans, notes, or other financing or letters of credit, or other credit facilities, in each case, as amended, modified, renewed, refunded, replaced or refinanced from time to time.

        "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

        "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

        "Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (1) required to be redeemed prior to the Stated Maturity of the Notes, (2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (3) convertible into or exchangeable for (except solely at the option of the issuer thereof) Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset

Sales" and "Repurchase of Notes upon a Change of Control" covenants and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to Aventine's repurchase of such Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants.

        "Fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a resolution of the Board of Directors.

        "Financial Advisory Agreement" means any financial advisory agreement with Metalmark Capital LLC, MSCP Funds or any Affiliate of Aventine of the foregoing.

        "Fixed Charge Coverage Ratio" means, for any Person on any Transaction Date, the ratio of (1) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the SEC or provided to the Trustee (the "Four Quarter Period") to (2) the aggregate Fixed Charges during such Four Quarter Period. In making the foregoing calculation:

  (A)
  pro forma effect shall be given to any Indebtedness Incurred or repaid during the period (the "Reference Period") commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit agreement or similar arrangement) in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period;

  (B)
  Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

  (C)
  pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period, including giving effect to cost savings reasonably expected to be realized in connection with that acquisition, as determined in the good faith and reasonable judgment of the chief financial officer of Aventine (regardless of whether those cost savings could then be reflected in pro forma financial statements under GAAP, Regulation S-X promulgated by the SEC or any other regulation or policy of the SEC); and

  (D)
  pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into Aventine or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period, including giving effect to cost savings reasonably expected to be realized in connection with that acquisition, as determined in the good faith and reasonable judgment of the chief financial officer of Aventine (regardless of whether those cost savings could then be reflected in pro forma financial statements under GAAP, Regulation S-X promulgated by the SEC or any other regulation or policy of the SEC); provided that to the extent that clause (C) or (D) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset

    Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available; provided further that if the entity or division or line of business acquired commenced commercial operations during such four fiscal quarters then such pro forma calculation shall be based on the annualized results of operations of such entity or division or line of business since the date it began commercial operations.

        "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of:

  (1)
  Consolidated Interest Expense plus

  (2)
  the product of (x) the amount of all dividend payments on any series preferred stock of such Person or any of its Restricted Subsidiaries (other than dividends payable solely in Capital Stock of such Person or such Restricted Subsidiary (other than Disqualified Stock) or to such Person or a Restricted Subsidiary of such Person) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of such Person, expressed as a decimal, as determined on a consolidated basis in accordance with GAAP.

        "GAAP" means generally accepted accounting principles in the United States of America as in effect at the time of any determination as determined by the Public Company Accounting Oversight Board. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (1) the amortization of any expenses incurred in connection with the offering of the Notes and (2) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Holder" means a holder of any Notes.

        "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness (to the extent provided for when the Indebtedness on which such interest is paid was originally issued) shall be considered an Incurrence of Indebtedness.

        "Indebtedness" means, with respect to any Person at any date of determination (without duplication):

  (1)
  all indebtedness of such Person for borrowed money;

  (2)
  all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

  (3)
  all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6) or (7) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement);

  (4)
  all obligations of such Person to pay the deferred and unpaid purchase price of any property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

  (5)
  all Capitalized Lease Obligations and Attributable Debt;

  (6)
  all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness;

  (7)
  all Indebtedness of other Persons Guaranteed by such Person to the extent such indebtedness is Guaranteed by such Person;

  (8)
  to the extent not otherwise included in this definition, obligations under Commodity Agreements, Currency Agreements and Interest Rate Agreements (other than Commodity Agreements, Currency Agreements and Interest Rate Agreements designed solely to protect Aventine or its Restricted Subsidiaries against fluctuations in commodity prices, foreign currency exchange rates or interest rates and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in commodity prices, foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder); and

  (9)
  all Disqualified Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

        The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided that:

  (A)
  the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP,

  (B)
  money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be "Indebtedness" so long as such money is held to secure the payment of such interest, and

  (C)
  Indebtedness shall not include:

  (x)
  any liability for federal, state, local or other taxes,

  (y)
  performance, surety or appeal bonds provided in the ordinary course of business or

  (z)
  agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Aventine or any of its Restricted Subsidiaries pursuant to such agreements, in any case, Incurred in connection with the disposition of any business, assets or a Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not exceed the gross proceeds actually received by Aventine or any Restricted Subsidiary in connection with such disposition.

        "Initial Subsidiary Guarantors" means each Restricted Subsidiary of Aventine (other than NELLC and its subsidiaries) on the Closing Date.

        "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

        "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of Aventine or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (1) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (2) the retention of the Capital Stock (or any other Investment) by Aventine or any of its Restricted Subsidiaries of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (3) or (4) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant, (a) the amount of or a reduction in an Investment shall be equal to the fair market value thereof at the time such Investment is made or reduced and (b) in the event Aventine or a Restricted Subsidiary makes an Investment by transferring assets to any Person and as part of such transaction receives Net Cash Proceeds, the amount of such Investment shall be the fair market value of the assets less the amount of Net Cash Proceeds so received, provided the Net Cash Proceeds are applied in accordance with clause (A) or (B) of the "Limitation on Asset Sales" covenant.

        "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

        "Moody's" means Moody's Investors Service, Inc. and its successors.

        "MSCP Funds" means Morgan Stanley Dean Witter Capital Partners IV, L.P., MSDW IV 892 Investors, L.P., Morgan Stanley Dean Witter Capital Investors IV, L.P., MSDW Capital Partners IV, LLC and MSDW Capital Partners IV, Inc. and their Affiliates, and any successors of the foregoing.

        "NELLC" means Nebraska Energy, LLC (Aventine's Nebraska Subsidiary) and its successors.

        "Net Cash Proceeds" means:

  (a)
  with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of

  (1)
  brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale;

  (2)
  provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of Aventine and its Restricted Subsidiaries, taken as a whole;

  (3)
  payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (x) is secured by a Lien on the property or assets sold or (y) is required to be paid as a result of such sale; and

  (4)
  appropriate amounts to be provided by Aventine or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP; and

  (b)
  with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Non-Recourse Debt" means Indebtedness:

  (1)
  as to which neither Aventine nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

  (2)
  no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against the relevant Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Aventine or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

  (3)
  as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Aventine or any of its Restricted Subsidiaries.

        "Note Guarantee" means any Guarantee of the obligations of Aventine under the Indenture and the Notes by any Subsidiary Guarantor.

        "Offer to Purchase" means an offer to purchase Notes by Aventine from the Holders commenced by mailing a notice to the Trustee, each Holder and, in the event of a Special Offer to Purchase, the Escrow Agent stating:

  (1)
  the provision of the Indenture pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis;

  (2)
  the purchase price and the date of purchase, which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed (except in the case of a Special Offer to Purchase or an Event of Loss Offer to Purchase, in either which case the date of purchase shall be a business day no later than five business days from such mailing date) (the "Payment Date");

  (3)
  that any Note not tendered will continue to accrue interest pursuant to its terms;

  (4)
  that, unless Aventine defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

  (5)
  that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the business day immediately preceding the Payment Date;

  (6)
  that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third business day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and

  (7)
  that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples of $1,000.

        On the Payment Date, Aventine shall (a) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (b) deposit, or cause to be deposited, with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (c) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by Aventine. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples of $1,000. Aventine will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. Aventine will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder, to the extent such laws and regulations are applicable, in the event that Aventine is required to repurchase Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture relating to an Offer to Purchase, Aventine will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under such provisions of the Indenture by virtue of such conflict.

        "Permitted Business" means the business of Aventine and its Subsidiaries engaged in on the Closing Date and any other activities that are related, ancillary or complementary to such business.

        "Permitted Holder" means, at any time, (i) Aventine Renewable Energy Holdings, LLC, (ii) any direct or indirect parent company of Aventine, (iii) Metalmark Capital LLC and its Affiliates and (iv) the MSCP Funds and its Affiliates. In addition, any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which an Offer to Purchase is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

        "Permitted Investment" means:

  (1)
  an Investment in Aventine or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into, or transfer or convey all or substantially all its assets to, Aventine or a Restricted Subsidiary;

  (2)
  Temporary Cash Investments;

  (3)
  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

  (4)
  stock, obligations or securities received in satisfaction of judgments;

  (5)
  an Investment in an Unrestricted Subsidiary consisting solely of an Investment in another Unrestricted Subsidiary;

  (6)
  Commodity Agreements, Interest Rate Agreements and Currency Agreements designed solely to protect Aventine or its Restricted Subsidiaries against fluctuations in commodity prices, interest rates or foreign currency exchange rates;

  (7)
  loans and advances to employees and officers of Aventine and its Restricted Subsidiaries made in the ordinary course of business for bona fide business purposes not to exceed $1.0 million in the aggregate at any one time outstanding;

  (8)
  Investments in securities of trade creditors or customers received (a) pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or (b) in settlement of delinquent obligations of, and other disputes with, customers, suppliers and others, in each case arising in the ordinary course of business or otherwise in satisfaction of a judgment;

  (9)
  Investments (a) made by Aventine or its Restricted Subsidiaries consisting of consideration received in connection with an Asset Sale made in compliance with the "Limitation on Asset Sales" covenant; or (b) consisting of consideration received by Aventine or any of its Restricted Subsidiaries in connection with a transaction that would be an Asset Sale if it consisted of aggregate consideration received by Aventine or any of its Restricted Subsidiaries of $1.0 million or more;

  (10)
  Investments of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of Aventine or at the time such Person merges or consolidates with Aventine or any of its Restricted Subsidiaries, in either case, in compliance with the Indenture; provided that such Investments were not made by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of Aventine or such merger or consolidation;

  (11)
  repurchases of the Notes;

  (12)
  any Investment in a Person engaged in a Permitted Business (other than an Investment in a Subsidiary of Aventine) having an aggregate fair market value, taken together with all other

    Investments made pursuant to this clause (12) that are at that time outstanding, not to exceed 15% of Total Assets at the time of that Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that such Person shall not use the proceeds of such Investment to purchase, redeem, retire or otherwise acquire for value any shares of the Capital Stock of Aventine;

  (13)
  any Investment in a Person from whom Aventine or any Restricted Subsidiary Purchases ethanol or for whom Aventine or any Restricted Subsidiary markets ethanol, in each case, not to exceed $3.0 million in any single Person; provided that such Person shall not use the proceeds of such Investment to purchase, redeem, retire or otherwise acquire for value any shares of the Capital Stock of Aventine; and

  (14)
  additional Investments (including Investments in joint ventures and Unrestricted Subsidiaries) not to exceed $1.0 million at any one time outstanding; provided that, in the event of an Investment in any Person that is not a Restricted Subsidiary, such Person shall not use the proceeds of such Investment to purchase, redeem, retire or otherwise acquire for value any shares of the Capital Stock of Aventine.

        "Permitted Liens" means:

  (1)
  Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

  (2)
  statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

  (3)
  Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

  (4)
  Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

  (5)
  easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of Aventine or any of its Restricted Subsidiaries;

  (6)
  leases or subleases granted to others that do not materially interfere with the ordinary course of business of Aventine and its Restricted Subsidiaries, taken as a whole;

  (7)
  Liens encumbering property or assets under construction arising from progress or partial payments by a customer of Aventine or its Restricted Subsidiaries relating to such property or assets;

  (8)
  any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease;

  (9)
  Liens arising from filing Uniform Commercial Code financing statements regarding leases;

  (10)
  Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of Aventine or any Restricted Subsidiary other than the property or assets acquired;

  (11)
  Liens in favor of Aventine or any Restricted Subsidiary;

  (12)
  Liens arising from the rendering of a final judgment or order against Aventine or any Restricted Subsidiary that does not give rise to an Event of Default;

  (13)
  Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

  (14)
  Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

  (15)
  Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements, Currency Agreements or Commodity Agreements designed solely to protect Aventine or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

  (16)
  Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by Aventine or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of Aventine and its Restricted Subsidiaries prior to the Closing Date;

  (17)
  Liens on or sales of receivables (other than Liens on receivables of Aventine or any Subsidiary Guarantor);

  (18)
  Liens in the ordinary course of business securing Indebtedness not exceeding $25.0 million at any one time outstanding that (a) are not incurred in connection with borrowing of money and (b) do not materially detract from the value of the property or materially impair its use;

  (19)
  Liens securing insurance premium financing arrangements, provided that such Lien is limited to the applicable insurance contracts;

  (20)
  Liens securing additional Indebtedness of Aventine and its Restricted Subsidiaries in an aggregate principal amount not to exceed $25.0 million at any one time outstanding; and

  (21)
  Liens securing Indebtedness permitted under clause (4) of the second paragraph of clause (a) of the "Limitation of Indebtedness and Issuance of Preferred Stock" covenant, provided that, in the event such Indebtedness is Incurred for the purpose of defeasing the Notes, such Lien does not cover any of the cash or cash equivalents that are deposited with the Trustee or otherwise to defease the Notes.

        "Qualified Proceeds" means any of the following or any combination of the following:

  (1)
  Net Cash Proceeds;

  (2)
  the fair market value of any assets (other than Investments) that are used or useful in a Permitted Business; and

  (3)
  the fair market value of any Capital Stock of any Person engaged in a Permitted Business if (a) that Person is or in connection with the receipt by Aventine or any Restricted Subsidiary of that Capital Stock becomes a Restricted Subsidiary of Aventine; or (b) that Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Aventine or any Restricted Subsidiary of Aventine.

        "Replacement Assets" means, on any date, property or assets of a nature or type or that are used in a Permitted Business (or an Investment in a Permitted Business).

        "Restricted Subsidiary" means any Subsidiary of Aventine other than an Unrestricted Subsidiary.

        "Sale and Leaseback Transaction" means a transaction whereby a Person sells or otherwise transfers assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which such Person intends to use for substantially the same purpose or purposes as the assets or properties sold or otherwise transferred.

        "S&P" means Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, and its successors.

        "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (1) for the most recent fiscal year of Aventine, accounted for more than 10% of the consolidated revenues of Aventine and its Restricted Subsidiaries or (2) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of Aventine and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of Aventine for such fiscal year.

        "Stated Maturity" means (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

        "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

        "Subsidiary Guarantor" means any Initial Subsidiary Guarantor and any other Restricted Subsidiary of Aventine which provides a Note Guarantee of Aventine's obligations under the Indenture and the Notes pursuant to the "Issuances of Guarantees by Restricted Subsidiaries" covenant.

        "Temporary Cash Investment" means any of the following:

  (1)
  direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, in each case, maturing within one year unless such obligations are deposited by Aventine (x) to defease any Indebtedness or (y) in a collateral or escrow account or similar arrangement to prefund the payment of interest on any indebtedness;

  (2)
  time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $100.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money market fund sponsored by a registered broker dealer or mutual fund distributor;

  (3)
  repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank or trust company meeting the qualifications described in clause (2) above;

  (4)
  commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of Aventine) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P;

  (5)
  securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's;

  (6)
  any mutual fund that has at least 95% of its assets continuously invested in investments of the types described in clauses (1) through (5) above; and

  (7)
  overnight deposits and demand deposit accounts (in the respective local currencies) maintained in the ordinary course of business.

        "Total Assets" means the total consolidated assets of Aventine and its Restricted Subsidiaries as shown on Aventine's most recent consolidated balance sheet.

        "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

        "Transaction Date" means, with respect to the Incurrence of any Indebtedness, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

        "Unrestricted Subsidiary" means (1) any Subsidiary of Aventine that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of Aventine) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, Aventine or any Restricted Subsidiary; provided that:

  (A)
  any Guarantee by Aventine or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by Aventine or such Restricted Subsidiary (or both, if applicable) at the time of such designation;

  (B)
  either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant and

  (C)
  if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Indebtedness and Issuance of Preferred Stock" and "Limitation on Restricted Payments" covenants. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "U.S. Government Obligations" means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of Aventine thereof at any time prior to the Stated Maturity of the Notes, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

        "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

        "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

THE EXCHANGE OFFER

        In connection with the issuance of the Original Notes on March 27, 2007, we and the Subsidiary Guarantors entered into a registration rights agreement with the initial purchasers of the Original Notes that requires us to file a registration statement under the Securities Act with respect to the New Notes and, upon the effectiveness of the registration statement, offer to the holders of the Original Notes the opportunity to exchange their Original Notes for a like principal amount of New Notes. The New Notes will be issued without a restrictive legend and generally may be reoffered and resold without further registration under the Securities Act. The registration rights agreement further provides that we must pay additional interest on the Original Notes if, among other things, we do not complete the exchange offer by October 23, 2007.

        Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the Original Notes and the New Notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. We will not have to pay certain additional interest on the Original Notes as provided in the registration rights agreement, provided that we complete the exchange offer by October 23, 2007. Following the completion of the exchange offer, holders of Original Notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the Original Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Original Notes could be adversely affected upon consummation of the exchange offer. See "Risk Factors—Risks Related to the New Notes and the Exchange Offer—If you do not exchange your Original Notes, they may be difficult to resell."

        The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of Original Notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

        We are making this exchange offer in reliance on interpretations of the staff of the SEC set forth in several no-action letters. We have not, however, sought our own no-action letter. Based upon these interpretations by the SEC, we believe that you, or any other person receiving New Notes, generally may offer for resale, resell or otherwise transfer such New Notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act. We also believe that a holder may offer, sell or transfer the New Notes only if the holder acquires the New Notes in the ordinary course of its business and is not participating, does not intend to participate and has no arrangement or understanding or understanding with any person to participate in a distribution of the New Notes.

        Any holder of the Original Notes using the exchange offer to participate in a distribution of New Notes cannot rely on the no-action letters referred to above. A broker-dealer that acquired Original Notes directly from us, but not as a result of market-making activities or other trading activities, must comply with the registration and prospectus delivery requirements of the Securities Act in the absence of an exemption from such requirements.

        Each broker-dealer that receives New Notes for its own account in exchange for Original Notes, as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be considered to admit that it is an "underwriter" within the meaning of the Securities Act. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to broker-dealers for use in connection with any resales. See "Plan of Distribution."

        Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of New Notes.

Terms of the Exchange Offer; Period for Tendering Original Notes

        This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange Original Notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

  •
  When you tender to us Original Notes as provided below, our acceptance of the Original Notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

  •
  For each $1,000 principal amount of Original Notes surrendered to us in the exchange offer, we will give you $1,000 principal amount of New Notes.

  •
  We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date that we first mail notice of the exchange offer to the holders of the Original Notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of Original Notes at their addresses listed in the trustee's security register with respect to the Original Notes.

  •
  The exchange offer expires at 5:00 p.m., New York City time, on                        , 2007; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open. The term "expiration date" means 5:00 p.m., New York City time, on                        , 2007 or, if extended by us, the latest time and date to which the exchange offer is extended.

  •
  As of the date of this prospectus, $300 million in aggregate principal amount of the Original Notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of Original Notes being tendered.

  •
  Our obligation to accept Original Notes for exchange in the exchange offer is subject to the conditions that we describe in the section called "Conditions to the Exchange Offer" below.

  •
  We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any Original Notes, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all Original Notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any Original Notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

  •
  We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any Original Notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under "Conditions to the Exchange Offer" are not satisfied.

  •
  We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the Original Notes as promptly as practicable. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

  •
  Holders of Original Notes do not have any appraisal or dissenters' rights in connection with the exchange offer.

  •
  Original Notes that are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the registration rights agreement.

  •
  We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

  •
  By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to us. See "—Resale of the New Notes."

Important rules concerning the exchange offer

        You should note that:

  •
  All questions as to the validity, form, eligibility, time of receipt and acceptance of Original Notes tendered for exchange will be determined by Aventine in its sole discretion, which determination shall be final and binding.

  •
  We reserve the absolute right to reject any and all tenders of any particular Original Notes not properly tendered or to not accept any particular Original Notes the acceptance of which might, in our judgment or the judgment of our counsel, be unlawful.

  •
  We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular Original Notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender Original Notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of Original Notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

  •
  Our interpretation of the terms and conditions of the exchange offer as to any particular Original Notes either before or after the expiration date shall be final and binding on all parties.

  •
  Neither Aventine, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Original Notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Original Notes

  What to submit and how

        If you, as the registered holder of an Original Note, wish to tender your Original Notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal to Wells Fargo Bank, N.A. at the address set forth below under "Exchange Agent" on or prior to the expiration date.

        In addition,

        1.     certificates for Original Notes must be received by the exchange agent along with the letter of transmittal, or

        2.     a timely confirmation of a book-entry transfer of Original Notes, if such procedure is available, into the exchange agent's account at DTC using the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or

        3.     you must comply with the guaranteed delivery procedures described below.

        The method of delivery of Original Notes, letters of transmittal and notices of guaranteed delivery is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or Original Notes should be sent to Aventine.

  How to sign your letter of transmittal and other documents

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Original Notes being surrendered for exchange are tendered:

        1.     by a registered holder of the Original Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or

        2.     for the account of an eligible institution.

        If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by any of the following eligible institutions:

  •
  a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or

  •
  a commercial bank or trust company having an office or correspondent in the United States.

        If the letter of transmittal is signed by a person or persons other than the registered holder or holders of Original Notes, the Original Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the Original Notes and with the signature guaranteed.

        If the letter of transmittal or any Original Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by Aventine, proper evidence satisfactory to Aventine of its authority to so act must be submitted.

Acceptance of Original Notes for Exchange; Delivery of New Notes

        Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all Original Notes properly tendered and will issue the New Notes promptly after acceptance of the Original Notes. See—"Conditions to the Exchange Offer" below. For purposes of the exchange offer, our giving of oral or written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer.

        In all cases, we will issue New Notes in exchange for Original Notes that are accepted for exchange only after timely receipt by the exchange agent of:

  •
  certificates for Original Notes, or

  •
  a timely book-entry confirmation of transfer of Original Notes into the exchange agent's account at DTC using the book-entry transfer procedures described below, and

  •
  a properly completed and duly executed letter of transmittal.

        If we do not accept any tendered Original Notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing Original Notes in a greater principal amount than you wish to exchange, we will return any unaccepted or non-exchanged Original Notes without expense to the tendering holder or, in the case of Original Notes tendered by book-entry transfer into the exchange agent's account at DTC using the book-entry transfer procedures described below, non-exchanged Original Notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to the Original Notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC's systems may make book-entry delivery of Original Notes by causing DTC to transfer Original Notes into the exchange agent's account in accordance with DTC's Automated Tender Offer Program procedures for transfer. However, the exchange for the Original Notes so tendered will only be made after timely confirmation of book-entry transfer of Original Notes into the exchange agent's account, and timely receipt by the exchange agent of an agent's message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent's message must state that DTC has received an express acknowledgment from the participant tendering Original Notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against that participant.

        Although delivery of Original Notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, or a facsimile copy, properly completed and duly executed, with any required signature guarantees, must in any case be delivered to and received by the exchange agent at its address listed under "—Exchange Agent" on or prior to the expiration date. A letter of transmittal need not accompany tenders effected through the Automated Tender Offer Program.

        If your Original Notes are held through DTC, you must complete a form called "Instructions to Registered Holder and/or Book-Entry Participant," which will instruct the DTC participant through whom you hold your notes of your intention to tender your Original Notes or not tender your Original Notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of notes until the exchange agent receives a letter of transmittal and a book-entry confirmation from DTC with respect to your notes. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

        If you are a registered holder of Original Notes and you want to tender your Original Notes but your Original Notes are not immediately available, or time will not permit your Original Notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

        1.     the tender is made through an eligible institution,

        2.     on or prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, stating:

  •
  the name and address of the holder of Original Notes,

  •
  the amount of Original Notes tendered,

  •
  the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered Original Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent, and

        3.     the certificates for all physically tendered Original Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

        You can withdraw your tender of Original Notes at any time on or prior to the expiration date.

        For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under "Exchange Agent." Any notice of withdrawal must specify:

  •
  the name of the person having tendered the Original Notes to be withdrawn,

  •
  the Original Notes to be withdrawn,

  •
  the principal amount of the Original Notes to be withdrawn,

  •
  if certificates for Original Notes have been delivered to the exchange agent, the name in which the Original Notes are registered, if different from that of the withdrawing holder,

  •
  if certificates for Original Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution,

  •
  if Original Notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Original Notes and otherwise comply with the procedures of that facility.

        Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any Original Notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

        If you have properly withdrawn Original Notes and wish to re-tender them, you may do so by following one of the procedures described under "Procedures for Tendering Original Notes" above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

        Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue New Notes in exchange for, any Original Notes and may terminate or amend the exchange offer, if at any time before the acceptance of Original Notes for exchange or the exchange of the New Notes for Original Notes, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

        That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights which we may assert at any time and from time to time.

        In addition, we will not accept for exchange any Original Notes tendered, and no New Notes will be issued in exchange for any Original Notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

        Wells Fargo Bank, N.A. has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, as follows:

By Overnight Courier or Mail: Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 6th & Marquette Avenue Minneapolis, MN 55479	By Registered or Certified Mail: Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 P.O. Box 1517 Minneapolis, MN 55480	By Hand: Wells Fargo Bank, N.A. Corporate Trust Services Northstar East Bldg.—12th Floor 608 2nd Avenue South Minneapolis, MN 55402
Attn: Reorg (if by mail, registered or certified recommended)	Attn: Reorg	Attn: Reorg
By Facsimile:	To Confirm by Telephone:
(612) 667-6282 Attn: Bondholder Communications	(800) 344-5128; or (612) 667-9764 Attn: Bondholder Communications

        Delivery to an address or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

        The principal solicitation is being made by mail; however, additional solicitation may be made by telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

        The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses, will be paid by us and are estimated in the aggregate to be $100,000.

Transfer Taxes

        Holders who tender their Original Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register New Notes in the name of, or request that Original Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of the New Notes

        Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the New Notes would in general be freely transferable after the exchange offer without further registration under the Securities Act. The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, and the Morgan Stanley & Co. Incorporated letter, made available on June 5, 1991.

        However, any purchaser of Original Notes who is an "affiliate" of Aventine or who intends to participate in the exchange offer for the purpose of distributing the New Notes:

        1.     will not be able to rely on the interpretation of the staff of the SEC;

        2.     will not be able to tender its Original Notes in the exchange offer; and

        3.     must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless that sale or transfer is made using an exemption from those requirements.

        By executing, or otherwise becoming bound by, the letter of transmittal each holder of the Original Notes will represent that:

        1.     it is not our "affiliate";

        2.     any New Notes to be received by it were acquired in the ordinary course of its business; and

        3.     it has no arrangement or understanding with any person to participate, and is not engaged in and does not intend to engage, in the "distribution," within the meaning of the Securities Act, of the New Notes.

        In addition, in connection with any resales of New Notes, any broker-dealer participating in the exchange offer who acquired notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position in the Shearman & Sterling no-action letter, which it made available on July 2, 1993, that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the New Notes, other than a resale of an unsold allotment from the original sale of the Original Notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of New Notes. However, broker-dealers who acquired notes directly from us may not participate in the exchange offer.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facility

        Overview.    On March 23, 2007, Aventine Renewable Energy, Inc., Aventine Renewable Energy—Mt Vernon, LLC and Aventine Renewable Energy—Aurora West, LLC (together the "Borrowers"), all indirect subsidiaries of Aventine Renewable Energy Holdings, Inc. (the "Company"), together with the Company and all of the Company's other direct or indirect subsidiaries, except for Nebraska Energy, LLC (together hereinafter called the "Loan Parties"), established a five-year, $200 million senior secured revolving credit facility (subject to a right, on an uncommitted basis, to increase the commitments thereunder to up to $300 million) among the Borrowers', the Loan Parties, the lenders thereto and JPMorgan Chase Bank, N.A., as administrative agent (the "Credit Agreement").

        The Credit Agreement provides the Borrowers' with an aggregate initial commitment amount of $200 million, subject to collateral availability. The aggregate amount available under the Credit Agreement includes a $25 million sub-limit for letters of credit issued on behalf of the Borrowers'. The terms of the Credit Agreement also include:

        Borrowing Base.    At any time before the maturity of the facility, the Borrowers' may draw, repay and re-borrow amounts available under the borrowing base up to the maximum aggregate availability discussed above. Generally, the borrowing base equals the sum of (a) 85% of eligible accounts receivable of the Borrowers' plus (b) the sum of the following: (i) the lesser of 70% of the base value of the Borrowers' eligible finished goods inventory or the applicable inventory advance percentage of the Borrowers' eligible finished goods; (ii) the lesser of 70% of the base value of the Borrowers' eligible raw materials inventory or the applicable inventory advance percentage of the Borrowers' eligible raw material; and (iii) the lesser of 70% of the base value of the Borrowers' eligible in-transit inventory or the applicable inventory advance percentage of the Borrowers' eligible in-transit inventory. A fixed asset component in an amount of $50 million may be added to the borrowing base on or prior to December 31, 2007 upon the satisfaction of certain requirements as set forth in the Credit Agreement. The administrative agent may establish reserve requirements, and the reserve requirements and eligibility standards may be adjusted during the term with three days notice.

        Interest and Fees.    Under the Credit Agreement, borrowings generally bear interest, at the Borrowers' option, at the following rates (i) the Eurodollar rate or the LIBO rate plus a margin between 1.25% to 1.75%, depending on the average availability, or (ii) the greater of the prime rate or the federal funds rate plus 0.50%, plus a margin between 0.00% to 0.50%, depending on the average availability. Accrued interest is payable monthly on outstanding principal amounts, provided that accrued interest on Eurodollar loans is payable at the end of each interest period, but in no event less frequently than quarterly. In addition, fees and expenses are payable based on unused borrowing availability (0.25% to 0.50% per annum, depending on the average availability), outstanding letters of credit (1.375% to 1.875% fee, depending on the average availability) and administrative and legal costs.

        Maturity.    The maturity date of the secured revolving credit facility under the Credit Agreement is March 22, 2012, at which time all amounts borrowed under the facility will be due and outstanding letters of credit must be cash collateralized. The facility may be terminated early upon the occurrence of an event of default.

        Security.    The obligations under the Credit Agreement are secured by (i) a first priority lien on substantially all assets of the Loan Parties, including inventory, accounts receivable and real estate and equipment, and (ii) a first priority pledge of the capital stock of existing and future direct and indirect subsidiaries of the Company, other than Nebraska Energy, LLC unless certain conditions set forth in the Credit Agreement are satisfied.

        Covenants.    The Credit Agreement continues to contain customary representations and warranties, as well as covenants which, among other things, limit our ability to incur additional indebtedness and liens; enter into transactions with affiliates; make acquisitions; pay dividends; redeem or repurchase capital stock or senior notes; make investments or loans; make negative pledges; consolidate, merge or effect asset sales; or change the nature of our business.

        Events of Default and Acceleration.    The secured revolving credit facility contains customary events of default for credit facilities of this size and type, and includes, without limitation, payment defaults; defaults in performance of covenants or other agreements contained in the transaction documents; inaccuracies in representations and warranties; certain defaults, termination events or similar events; certain defaults with respect to any other Company indebtedness in excess of $5.0 million; certain bankruptcy or insolvency events; the rendering of certain judgments in excess of $5.0 million; certain ERISA events; certain change in control events and the defectiveness of any liens under the secured revolving credit facility. Obligations under the secured revolving credit facility may be accelerated upon the occurrence of an event of default.

        As of June 20, 2007, one letter of credit in the amount of $1.225 million was outstanding under the secured revolving credit facility, leaving approximately $84.8 million in additional borrowing availability thereunder.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The exchange of Original Notes for New Notes in the exchange offer will not result in any U.S. federal income tax consequences to holders. When a holder exchanges an Original Note for a New Note in the exchange offer, the holder will have the same adjusted basis and holding period in the New Note as in the Original Note immediately before the exchange.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives New Notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of New Notes. Any broker-dealer who holds Original Notes that are Transfer Restricted Securities (as defined in the registration rights agreement) and that were acquired for its own account as a result of market-making activities or other trading activities (other than Transfer Restricted Securities acquired directly from us), may exchange those Original Notes pursuant to the exchange offer; however, such a broker-dealer may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the New Notes received by the broker-dealer in the exchange offer. This prospectus delivery requirement may be satisfied by the delivery by such a broker-dealer of this prospectus, as it may be amended or supplemented from time to time. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of New Notes received by it in exchange for Original Notes. In addition, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of New Notes by broker-dealers.

        New Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions:

  •
  in the over-the-counter market;

  •
  in negotiated transactions;

  •
  through the writing of options on the New Notes; or

  •
  a combination of those methods of resale at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices.

        Any resale may be made:

  •
  directly to purchasers; or

  •
  to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any New Notes.

        Any broker-dealer that resells New Notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act. Any profit on any resale of those New Notes and any commission or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all our expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes, including any broker-dealers, against some liabilities, including certain liabilities under the Securities Act.

LEGAL MATTERS

        Certain legal matters related to New York law will be passed upon for us by Davis Polk & Wardwell, New York, New York.

EXPERTS

        The consolidated financial statements and schedule of Aventine Renewable Energy Holdings, Inc. as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Aventine Renewable Energy Holdings, Inc. and Subsidiaries

        We have audited the accompanying consolidated balance sheets of Aventine Renewable Energy Holdings, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aventine Renewable Energy Holdings, Inc. and Subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
St. Louis, Missouri February 26, 2007

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

	Year ended December 31,
(In thousands except per share amounts)
	2006	2005	2004
Net sales	$1,592,420	$935,468	$858,876
Cost of goods sold	1,460,806	848,053	793,070

Gross profit	131,614	87,415	65,806
Selling, general and administrative expenses	28,328	22,500	16,236
Other income	(3,389)	(989)	(3,196)

Operating income	106,675	65,904	52,766
Other income (expense):
Interest expense	(9,348)	(16,510)	(2,035)
Interest income	4,771	2,218	19
Loss on early extinguishment of debt	(14,598)	—	—
Other non-operating income (expense)	3,654	1,781	(924)
Minority interest	(4,568)	(2,404)	(2,148)

Income before income taxes	86,586	50,989	47,678
Income tax expense	31,685	18,807	18,433

Net income	$54,901	$32,182	$29,245

Income per common share—basic	$1.43	$0.93	$0.84
Basic weighted-average number of shares	38,411	34,686	34,684
Income per common share—diluted	$1.39	$0.89	$0.82
Diluted weighted-average number of common and common equivalent shares	39,639	36,052	35,768

The accompanying notes are an integral part of the consolidated financial statements.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31,
(In thousands except share and per share amounts)
	2006	2005
Assets
Current assets:
Cash and equivalents	$29,791	$3,750
Short-term investments	98,925	—
Accounts receivable, net of allowance for doubtful accounts of $25 in 2006 and 2005	79,729	46,625
Inventories	67,051	54,651
Income taxes receivable	6,446	2,628
Prepaid expenses and other	4,549	2,519

Total current assets	286,491	110,173
Property, plant and equipment	115,645	42,856
Restricted cash for plant expansion	—	60,362
Investment in marketing alliance partners	6,000	1,000
Other assets	—	7,586

Total assets	$408,136	$221,977

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$77,442	$51,528
Accrued liabilities	3,679	4,104
Credit agreement borrowings	—	1,514
Other current liabilities	2,123	3,149

Total current liabilities	83,244	60,295
Senior secured floating rate notes	—	160,000
Deferred taxes	6,104	6,703
Minority interest	10,221	8,675
Other long-term liabilities	4,404	6,958

Total liabilities	103,973	242,631
Stockholders' equity (deficit):
Common stock, par value $0.001 per share; 185,000,000 shares authorized, 41,782,276 and 35,145,253 shares outstanding as of December 31, 2006 and 2005, respectively, net of 21,229,025 and 21,179,025 shares held in treasury as of December 31, 2006 and 2005	42	35
Preferred stock, 50,000,000 shares authorized, no shares issued or outstanding	—	—
Additional paid-in capital	274,307	4,191
Retained earnings (deficit)	30,888	(24,013)
Accumulated other comprehensive loss, net	(1,074)	(867)

Total stockholders' equity (deficit)	304,163	(20,654)

Total liabilities and stockholders' equity (deficit)	$408,136	$221,977

The accompanying notes are an integral part of the consolidated financial statements.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity (Deficit)

		Common Stock				Accumulated Other Comprehensive (Loss)
(In thousands except number of shares)	Treasury Shares			Additional Paid-In Capital	Retained Earnings		Total Stockholders' Equity
		Shares	Amount
Balance at January 1, 2004		34,643,253	$—	$43,010	$11,049	$(274)	$53,785
Capital contribution		—	—	2,343	—	—	2,343
Issuance of common stock		41,000	—	50	—	—	50
Distribution to stockholders		—	—	(45,511)	(96,489)	—	(142,000)
Stock-based compensation		—	—	108	—	—	108
Comprehensive income:
Net income		—	—	—	29,245	—	29,245
Minimum pension liability, net of tax of $76		—	—	—	—	(112)	(112)

Total comprehensive income		—	—	—	—	—	29,133

Balance at December 31, 2004	—	34,684,253	—	—	(56,195)	(386)	(56,581)
Reclassification of additional paid-in capital to par value of common stock			35	(35)			—
Proceeds from common stock offering		21,179,025	21	256,033	—	—	256,054
Repurchase of common stock for the treasury	21,179,025	(21,179,025)	(21)	(256,033)	—	—	(256,054)
Tax benefit of stock option exercises		—	—	2,122	—	—	2,122
Stock option exercises		461,000	—	173	—	—	173
Stock-based compensation		—	—	1,931	—	—	1,931
Comprehensive income:
Net income		—	—	—	32,182	—	32,182
Minimum pension liability, net of tax of $320		—	—	—	—	(481)	(481)

Total comprehensive income		—	—	—	—	—	31,701

Balance at December 31, 2005	21,179,025	35,145,253	35	4,191	(24,013)	(867)	(20,654)
Issuance of common stock		6,410,256	7	260,883		—	260,890
Tax benefit of stock option exercises				3,687			3,687
Stock option exercises		268,707		220			220
Repurchase of common stock for the treasury	50,000	(50,000)		(1,152)			(1,152)
Stock-based compensation		—		6,426			6,426
Issuance of restricted stock awards and amortization of unearned compensation		8,060		52			52
Comprehensive income:
Net income					54,901		54,901

Total comprehensive income							54,901

Adjustment to initially apply SFAS 158, net of tax of $109		—	—	—	—	(207)	(207)

Balance at December 31, 2006	21,229,025	41,782,276	$42	$274,307	$30,888	$(1,074)	$304,163

The accompanying notes are an integral part of these consolidated financial statements.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31,
(In thousands)
	2006	2005	2004
Operating Activities
Net income	$54,901	$32,182	$29,245
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,628	3,623	2,135
Loss on early extinguishment of debt	14,598	—	—
Deferred income taxes	(1,177)	2,589	4,836
Gain on disposal of fixed assets	(110)	(3)	—
Minority interest	4,568	2,404	2,148
Stock-based compensation expense	6,478	1,931	108
Mark to market of derivative contracts	839	(898)	(857)
Changes in operating assets and liabilities:
Accounts receivable, net	(33,104)	(16,580)	11,484
Inventories	(12,400)	(29,813)	5,494
Proceeds from marketing commission buydown	—	3,000	—
Prepaid expenses and other	(5,315)	1,137	(693)
Accounts payable	25,914	26,716	(4,498)
Accrued liabilities, including pension and postretirement benefits	(4,058)	417	171

Net cash provided by operating activities	55,762	26,705	49,573
Investing Activities
Additions to property, plant and equipment, net	(76,499)	(20,672)	(4,653)
Investment in short-term investments	(98,925)	—	—
Investment in marketing alliance partners	(5,000)	—	(500)
Increase in restricted cash for plant expansion	(1,257)	(1,971)	(62,500)
Release of restricted cash related to repayment of senior notes	29,762	—	—
Use of restricted cash for plant expansion	31,857	4,109	—
Proceeds from the sale of fixed asset	131

Net cash used for investing activities	(119,931)	(18,534)	(67,653)
Financing Activities
Distributions to stockholders	—	—	(142,000)
Proceeds from issuance of senior secured floating rate notes	—	—	160,000
Financing fees and expenses paid	—	—	(6,841)
Capital contribution from Aventine Renewable Energy Holdings, LLC	—	—	2,343
Net borrowings from (repayments of) revolving credit facilities	(1,514)	(11,277)	8,869
Repayment of senior secured floating rate notes and related premium	(168,899)	—	—
Distribution to minority shareholders	(3,022)	(2,590)	(2,470)
Net proceeds from issuance of common stock, net	260,890	256,054	—
Repurchase of common stock	(1,152)	(256,054)	—
Tax benefit of stock option exercises	3,687	2,122	—
Proceeds from stock option exercises	220	173	—

Net cash provided by (used for) financing activities	90,210	(11,572)	19,901

Net increase (decrease) in cash and equivalents	26,041	(3,401)	1,821
Cash and equivalents at beginning of year	3,750	7,151	5,330

Cash and equivalents at end of year	$29,791	$3,750	$7,151

Supplemental disclosure of cash flow:
Interest paid	$11,162	$15,046	$846
Income taxes paid	$33,161	$16,913	$13,660

The accompanying notes are an integral part of the consolidated financial statements.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Nature of Operations

        Aventine Renewable Energy Holdings, Inc. and Subsidiaries (the "Company," "Aventine," "we," "our," or "us") is a leading producer and marketer of ethanol both in terms of gallons produced and gallons sold. Through our own production facilities, marketing alliances with other ethanol producers and our purchase/resale operations, we market and distribute ethanol to many of the leading energy companies in the U.S. We have a comprehensive national distribution network utilizing a leased railcar fleet and a terminal network at critical points on the nation's transportation grid where our ethanol is blended with our customers' gasoline. In addition to producing ethanol, our facilities also produce several co-products including: corn gluten feed and meal, corn germ, condensed corn distillers solubles, dried distillers grain with solubles, wet distillers grain with solubles, carbon dioxide and brewers' yeast.

        We were acquired by the Morgan Stanley Capital Partners ("MSCP") funds from a subsidiary of The Williams Companies, Inc. on May 30, 2003. The acquisition was accounted for as a purchase business combination in accordance with Statement of Financial Accounting Standards No. 141 ("SFAS 141"), Business Combinations.

        On December 17, 2004, we completed an offering of $160 million of senior secured floating rate notes. The net proceeds from the offering, along with an additional $15.5 million borrowed on our secured revolving credit facility, were used to fund $62.5 million into an escrow account for a plant expansion at the Pekin facility and to pay a $107 million distribution to shareholders. The distribution, together with a $35 million distribution paid to shareholders on April 13, 2004, resulted in the retained deficit on the accompanying consolidated balance sheet.

        On December 23, 2005, the Company completed an equity offering (the "144a equity offering") of 21,179,025 shares of common stock pursuant to Rule 144a of the Securities Act. All of the net proceeds of the 144a equity offering were used to repurchase an equal number of shares from existing shareholders. The repurchase of shares is reflected as a treasury stock transaction in the accompanying consolidated financial statements. The shares sold were subject to a registration rights agreement where the Company agreed, at its expense, to use reasonable efforts to file a shelf registration statement registering for resale the shares sold in the offering. In connection with the offering, the Company authorized a 805.47131 for 1 stock split. All share data presented has been adjusted to reflect the stock split.

        Effective July 5, 2006, we completed an initial public offering of 9,058,450 shares of our common stock, $0.001 par value, at a gross per share price of $43.00 (the "initial public offering"). The Company sold 6,410,256 shares and received approximately $260.9 million in proceeds, net of discounts and commissions, from this initial public offering. Existing shareholders and management also sold 2,648,194 shares of common stock during the initial public offering, which includes 268,707 shares issued from the exercise of outstanding options. Immediately following our initial public offering, we had 41,831,651 shares of common stock issued and outstanding.

        In anticipation of our initial public offering, on June 6, 2006, our Board gave contingent approval of the acceleration of vesting of 71,488 options held by officers and employees to be effective immediately prior to the consummation of the initial public offering. The Board approved the acceleration of the vesting in order to permit certain members of management the ability to sell stock in our initial public offering. These options had a weighted-average exercise price of $4.35 per share. As a result of the accelerated vesting, we recorded a pre-tax charge to earnings of $0.6 million for the year-ended December 31, 2006.

2. Summary of Critical Accounting Policies

  Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Aventine and its subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

        Aventine owns 78.4% of Nebraska Energy, LLC. The remaining 21.6% of Nebraska Energy, LLC is owned by Nebraska Energy Cooperative. The Company has included in its consolidated financial statements all of the revenues and expenses of Nebraska Energy, LLC in its financial statements and the interest therein of the Nebraska Energy Cooperative is reflected as minority interest.

  Uses of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

  Industry Segments

        We operate in one reportable segment, the manufacture and marketing of fuel-grade ethanol.

  Revenue Recognition Policy

        Revenue is generally recognized when title to products transfer to an unaffiliated customer. This generally occurs after the product has been offloaded at the customers' site, the sales price is fixed and determinable, and collection is reasonably assured. Sales are made under normal terms and usually do not require collateral. The Company also markets ethanol for its marketing alliance partners and from unaffiliated producers. Sales revenue on non-Aventine produced gallons are recorded on a gross basis (and not simply the commission amount) in the accompanying statements of operations, because the Company takes title to and is the primary obligor in the sales arrangement with customers.

        Shipping and handling and motor fuel tax costs invoiced to the customer are included in sales, and the related expenses are included in cost of goods sold.

  Cash Equivalents

        We consider all highly liquid short-term investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

  Short-Term Investments

        We have invested certain cash proceeds received from the initial public offering in tax-free municipal auction rate certificates which generally have contractual maturities of greater than 20 years. We consider these certificates as available for sale. These certificates are widely traded in the public markets and may be sold as needed. The interest rates on these certificates reprice every 35 days to the then current market rate. Generally, the carrying value of these securities approximates fair value, and there is no gain or loss expected from changes in fair value.

  Accounts Receivable and Concentration of Credit Risk

        Accounts receivable are recorded on a gross basis, with no discounting, less an allowance for doubtful accounts. An allowance for doubtful accounts is not recognized at the time the revenue which generated the accounts receivable is recognized. Management estimates the allowance for doubtful accounts based on existing economic conditions, the financial conditions of the customers, and the amount and age of past due accounts.

        The Company sells ethanol to most of the major integrated oil companies and a significant number of large, independent refiners and petroleum wholesalers. Our trade receivables result primarily from our ethanol marketing operations. As a general policy, collateral is not required for receivables, but customers' financial condition and creditworthiness are evaluated regularly. Credit risk concentration related to our accounts receivable results from our top 10 customers generating 75% of our sales revenue. Our two largest customers, BP and Exxon/Mobil, accounted for approximately 18% and 12%, respectively, of our consolidated 2006 revenue.

  Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using a weighted average first-in-first-out ("FIFO") method for gallons produced at our plants, gallons purchased from our marketing alliance partners and other gallons purchased for resale. Inventory costs include expenditures incurred in bringing inventory to its existing condition and location. In assessing the ultimate realization of inventories, we perform a periodic analysis of market price and compare that to our weighted-average FIFO to ensure that our inventories are properly stated at the lower of cost or market.

  Property, Plant and Equipment

        Newly acquired land, buildings and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets, generally on the straight-line method for financial reporting purposes (furniture and fixtures 3 - 20 years, machinery and equipment 5 - 25 years, storage tanks 25 - 30 years, and buildings and improvements 20 - 45 years), and on accelerated methods for tax purposes.

        In connection with the acquisition of the Company by MSCP, the excess of the fair value of the net current assets over the purchase price was allocated to reduce the carrying values of the non-current assets, including property, plant and equipment.

  Impairment of Long-Lived Assets

        Long-lived assets are evaluated for impairment under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 144 ("SFAS 144"), Accounting for the Impairment or Disposal of Long-Lived Assets. When facts and circumstances indicate that long-lived assets used in operations may be impaired, and the undiscounted cash flows estimated to be generated from those assets are less than their carrying values, an impairment charge is recorded equal to the excess of the carrying value over fair value.

  Investments in Marketing Alliances

        The Company has made investments in four marketing alliance partners (each of which is less than 8% of total ownership at December 31, 2006). The total investment made by the Company after May 31, 2003 of $6 million is accounted for using the cost method. Investments made by the predecessor company in one marketing alliance partner prior to May 30, 2003 was written down to zero as part of the purchase price allocation upon the acquisition of the Company by MSCP. In conjunction with our investment in Ace Ethanol, LLC and Indiana BioEnergy, LLC, we are entitled to a seat on each of these companies Board of Directors for as long as we maintain an ownership interest.

  Unearned Revenue

        In 2005, the Company received $3 million from a marketing alliance partner to amend the marketing agreement with this partner. The Company recorded this amount as deferred revenue and is recognizing the related revenue over the life of the agreement which extends through August 2012. The unrecognized balance at December 31, 2006 is $2.4 million. The portion to be recognized over the next 12 months of $0.4 million is included in other current liabilities. The remainder is included in other liabilities on the consolidated balance sheets.

  Employment-Related Benefits

        Employment-related benefits associated with pensions and postretirement health care are expensed as actuarially determined. The recognition of expense is impacted by estimates made by management, such as discount rates used to value certain liabilities, investment rates of return on plan assets, increases in future wage amounts and future health care costs. The Company uses third-party specialists to assist management in appropriately measuring the expense and liabilities associated with employment-related benefits.

        We determine our actuarial assumptions for the pension and post retirement plans, after consultation with our actuaries, on December 31 of each year to calculate liability information as of that date and pension and postretirement expense for the following year. The discount rate assumption is determined based on a spot yield curve that includes bonds that are rated Corporate AA or higher with maturities that match expected benefit payments under the plan.

        The expected long-term rate of return on plan assets reflects projected returns for the investment mix that have been determined to meet the plans' investment objectives. The expected long-term rate of return on plan assets is selected by taking into account the expected weighted averages of the investments of the assets, the fact that the plan assets are actively managed to mitigate downside risks, the historical performance of the market in general and the historical performance of the retirement plan assets over the past ten years.

        On December 31, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158 ("SFAS 158"), Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS 158 requires the Company to recognize in its statement of financial position an asset for a defined benefit postretirement plan's overfunded status or a liability for a defined benefit postretirement plan's underfunded status. In addition, the Company must recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. The effect of adopting SFAS 158 on the Company's Consolidated Balance Sheet at December 31, 2006 was immaterial.

  Income Taxes

        Under Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes, deferred tax liabilities and assets are recorded for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. Property, plant and equipment, inventories, prepaid pension, postretirement benefit obligations, and certain other accrued liabilities are the primary sources of these temporary differences. Deferred income tax also includes tax credit carryforwards. The Company establishes valuation allowances to reduce deferred tax assets to amounts it believes are realizable and contingency reserves for implemented tax planning strategies. These valuation allowances and contingency reserves are adjusted based upon changing facts and circumstances.

  Earnings Per Common Share

        Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share is calculated by including the effect of all dilutive securities, including stock options. To the extent that stock options and unvested restricted stock are anti-dilutive, they are excluded from the calculation of diluted earnings per share.

  Derivatives and Hedging Activities

        Our operations and cash flows are subject to fluctuations due to changes in commodity prices. We use derivative financial instruments to manage commodity prices. Derivatives used are primarily commodity futures contracts, swaps and option contracts.

        We apply the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and by Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (hereinafter collectively referred to as "SFAS 133"), for the Company's derivatives. These futures contracts are not designated as hedges and, therefore, are marked to market each period, with corresponding gains and losses recorded in other non-operating income. The fair value of these derivative instruments is recognized in other current assets or liabilities in the Consolidated Balance Sheet, net of any cash received from the brokers.

  Fair Values of Financial Instruments

        We use the following methods in estimating fair value disclosures for financial instruments:

        Cash and equivalents, short-term investments, accounts receivable and accounts payable:    The carrying amount reported in the Consolidated Balance Sheets approximates fair value.

        Revolving credit facility and long-term debt:    The carrying amount of our borrowings under our revolving credit facilities approximates fair value. The fair value of our senior secured floating rate notes and any derivative financial instruments are based upon quoted market prices.

        Commodity derivatives:    Commodity derivative instruments held by the Company consist primarily of futures contracts, swaps and option contracts. The fair value of these commodity derivative instruments are determined by reference to quoted market prices.

        The following table summarizes fair value information for our financial instruments:

Assets/(liabilities)	2006 Carrying value	2006 Fair value		2005 Carrying value	2005 Fair value
(In thousands)
Cash and cash equivalents	$29,791	$29,791		$3,750	$3,750
Short-term investments	98,925	98,925		—	—
Commodity margin deposits	1,503	1,503		90	90
Senior secured floating rate notes	—	—		(161,514)	(167,114)
Investment in marketing alliance partners, at cost	6,000	(a	)	1,000	(a	)
Interest rate cap	—	—		839	839

(a)
These investments are in non-publicly traded companies for which it is not practical to estimate fair value.

  Environmental Expenditures

        Environmental expenditures that pertain to our current operations and relate to future revenue are expensed or capitalized consistent with our capitalization policy. Expenditures that result from the remediation of an existing condition caused by past operations, and that do not contribute to future revenue, are expensed.

  Research and Development Costs

        Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged to expense were approximately $0.2 million in 2006 and $0.1 million in 2005 and 2004.

  Reclassifications

        Certain prior year amounts have been reclassified to conform with the current year presentation, with no effect on previously reported net income.

  Recent Accounting Pronouncements

        In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect that the adoption of FIN 48 will have, if any, on its consolidated results of operations, financial position and related disclosures, but does not expect it to have a material impact on the financial statements.

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS 157 will have, if any, on its consolidated results of operations, financial position and related disclosures, but does not expect it to have a material impact on the financial statements.

3. Related Party Transactions

        As of May 30, 2003, the date we were acquired from the William's Companies, Aventine's principal shareholders were the MSCP funds. Morgan Stanley Investment Management, Inc. subsequently entered into definitive agreements under which Metalmark Subadvisor LLC, an affiliate of Metalmark, an independent private equity firm established by former principals of MSCP, manages the MSCP funds on a sub-advisory basis. Monitoring fees paid to the MSCP funds for the year ended December 31, 2004, were $131. No fees were paid in 2005 or 2006.

        At the time of the MSCP funds' acquisition of the Company, one of the MSCP funds entered into consulting agreements with each of its three directors. Under these agreements, each of these directors agreed to serve as one of the Company's directors and to provide consulting services to the Company, as reasonably requested by such MSCP fund. The agreements had two one-year terms, which would automatically renew, unless either party provides 30 days' written notice prior to the end of the term. On April 30, 2004, the MSCP fund assigned its rights and obligations under these consulting agreements to us. The Company was then obligated to pay the directors under these agreements. Except for payments pursuant to the consulting agreements, the directors did not receive any additional compensation for their services as a director. Payments to directors reduced the monitoring fees that would otherwise have been paid to the MSCP funds. Payments of $0.2 million and $0.3 million were made under these agreements in 2004 and 2005, respectively. No payments were made in 2006. The consulting agreements were terminated as of December 31, 2005, and were superseded by a non-employee director compensation program. Two of the Company's directors are currently employees of Metalmark. Our amended and restated certificate of incorporation provides that directors may not be removed from office by the stockholders except for cause and only by an affirmative vote of the holders of not less than 85% of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors.

        In conjunction with the $160 million senior secured note offering, we paid an advisory fee of $0.4 million to an affiliate of the MSCP funds. In conjunction with the December 2005 144a equity offering, the MSCP funds agreed to reimburse us for $1.5 million of the expenses incurred as a result of the 144a equity offering. The remaining amount of $0.4 million was paid by the Company and is included in selling, general, and administrative expenses. After giving effect to the 144a equity offering, the MSCP funds owned approximately 39.6% of the Company's outstanding stock. Upon completion of our initial public offering, the MSCP funds owned approximately 28.3% of the Company.

        In exchange for providing professional expertise, services, consulting, or advice in accordance with an agreement entered into with one of the MSCP funds prior to the MSCP funds' acquisition of the Company, the directors received Class B units in Aventine Holdings LLC (Aventine Holdings, LLC is the investment vehicle in which MSCP holds the Common Stock of the Company). Class B units have no voting rights, participate in distributions only after a specified threshold is met, and are subject to certain additional limitations.

        Aventine maintains investments in marketing alliances all of which are less than 8.0% of total ownership. Total purchases from these plants aggregated $228.2 million, and $137.8 million and $127 million, for the years ended December 31, 2006, 2005 and 2004, respectively. These transactions were recorded at market prices and normal commercial terms. As of December 31, 2006, we had recorded in accounts payable approximately $8.8 million owed to the marketing alliance partners where we had an ownership interest. These funds represent amounts owed to these alliance partners for purchased ethanol.

        During 2006, we received a $1.3 million one-time special cash dividend from Heartland Grain Fuels, a marketing alliance partner in which we hold an ownership interest, prior to their being acquired by Advanced BioEnergy, LLC.

4. Inventories

        Inventories are as follows:

	December 31,
(In thousands)
	2006	2005
Finished products	$61,775	$50,828
Work-in-process	1,106	1,100
Raw materials	2,070	1,343
Supplies	2,100	1,380

Totals	$67,051	$54,651

5. Prepaid Expenses and Other

        Prepaid expenses and other are as follows at December 31:

(In thousands)	2006	2005
Prepaid insurance	$1,280	$1,408
Fair value of derivative instruments	1,503	90
Deferred income taxes current	1,064	531
Other prepaid expenses	702	490

Totals	$4,549	$2,519

6. Property, Plant and Equipment

        Property, plant and equipment at December 31 are as follows:

(In thousands)	2006	2005
Land and improvements	$1,659	$244
Building and improvements	1,510	1,510
Machinery and equipment	43,242	25,346
Storage tanks	2,965	1,898
Furniture and fixtures	25	24
Construction-in-progress	74,683	18,563

	124,084	47,585
Less accumulated depreciation	(8,439)	(4,729)

Totals	$115,645	$42,856

        Depreciation expense in 2006 and 2005 was $3.7 and $2.3 million, respectively.

7. Other Current Liabilities

        Other current liabilities are as follows at December 31:

(In thousands)	2006	2005
Accrued interest expense	$—	$793
Accrued sales taxes	821	473
Accrued income taxes—current	—	376
Accrued income taxes—deferred	429	474
Accrued property taxes	418	454
Current portion of unearned commission	425	424
Unearned NOX credits sold	—	131
Other accrued operating expenses	30	24

Totals	$2,123	$3,149

8. Secured Revolving Credit Facility

        Our liquidity facility consists of a secured revolving credit facility with JP MorganChase Bank of up to $30 million, including a $20 million sub-limit for letters of credit. The facility expires on September 14, 2007, and is secured by substantially all of the Company's assets, with the exception of our interest in Nebraska Energy, LLC.

        We had no borrowings outstanding under our secured revolving credit facility at December 31, 2006, and approximately $4.0 million of standby letters of credit outstanding, leaving approximately $26.0 million in additional borrowing availability under our secured revolving credit facility as of that date.

9. Senior Secured Floating Rate Notes

        The Company previously had outstanding $160 million of senior secured floating rate notes due 2011. In 2006, we paid $168.9 million (including premiums) from the funds received in our initial public offering to fund the repurchase of $160 million aggregate principal amount of the senior secured floating rate notes.

10. Interest Expense

        The following table summarizes interest expense:

	Year Ended December 31,
(in thousands)
	2006	2005	2004
Interest expense—bonds and other	$10,230	$16,021	$719
Interest expense—revolving credit facility	317	560	1,316
Capitalized interest	(1,199)	(71)	—

Total interest expense	$9,348	$16,510	$2,035

11. Retirement and Pension Plans

        We have 401(k) plans covering substantially all of our employees. We provide, at our discretion, a match of employee salaries contributed to the plans. We recorded expense with respect to these plans of $1.3 million in 2006, $1.2 million in 2005, and $1.1 million in 2004.

  Qualified Retirement Plan

        We have a defined benefit pension plan (Retirement Plan) that is noncontributory which covers unionized employees at our Pekin, Illinois facility who fulfill minimum age and service requirements. Benefits are based on a prescribed formula based upon the employee's years of service. The Retirement Plan was amended in 2006 to increase the Company's contribution rate for years of service in response to provisions in a new labor agreement between the Company and its unionized employees, which became effective in June 2006.

        The average asset allocations for our Retirement Plan at December 31 are as follows:

	2006	2005
Equity securities	44%	47%
Debt securities	36	28
Guaranteed Investment Contracts	16	21
Cash and equivalents	4	4

Total	100%	100%

        The Company's Pension Committee is responsible for overseeing the investment of pension plan assets. The Pension Committee is responsible for determining and monitoring the appropriate asset allocations and for selecting or replacing investment managers, trustees, and custodians. The pension plan's current investment target allocations are 50% equities, 30% debt and 20% stable funds. The Pension Committee reviews the actual asset allocation in light of these targets periodically and rebalances investments as necessary. The Pension Committee also evaluates the performance of investment managers as compared to the performance of specified benchmarks and peers and monitors the investment managers to ensure adherence to their stated investment style and to the plan's investment guidelines.

        On December 31, 2006, the annual measurement date, our Retirement Plan had an accumulated benefit obligation of $8.6 million and the fair value of the plan assets was $8.5 million. In accordance with SFAS 158, we recognized the unfunded status of the plan by recording an accrued pension liability of $0.1 million. The offsetting amount charged to accumulated other comprehensive loss adjusts the total in accumulated other comprehensive loss to $1.6 million pre-tax, which is the amount of the net unrecognized actuarial loss and unrecognized prior service cost.

        Items not yet recognized as a component of net periodic pension cost and amounts recognized in the Consolidated Balance Sheets are as follows at December 31:

(In thousands)	2006	2005
Funded status	$(151)	$(1,788)
Amounts recognized in
Long-term liabilities	151	1,788
Deferred taxes	608	588
Accumulated other comprehensive loss:
Unamortized prior service cost	350	—
Unamortized net actuarial loss	600	867

        The amount of unamortized prior service costs and unamortized net actuarial losses that will be recognized as a component of net periodic pension cost in 2007 are $42 thousand and $9 thousand, respectively.

        Certain assumptions utilized in determining the benefit obligations for the Retirement Plan for the years ended December 31 are as follows:

	2006	2005
Discount rate	5.75%	5.50%

        A summary of the components of net periodic pension cost for the Retirement Plan for the years ended December 31 is as follows:

(In thousands)	2006	2005	2004
Service cost	$285	$277	$261
Interest cost	430	416	391
Expected return on plan assets	(512)	(488)	(487)
Amortization of net actuarial loss	47	2	—

Net periodic pension cost	$250	$207	$165

        The amortization of our net actuarial loss in 2006 of $47 thousand is the amortization of total unrecognized losses as of January 1, 2006 that exceeds 10% of our projected benefit obligation, approximately $1.4 million, and is being amortized over the expected average remaining years of service of the plan participants which is 13 years.

        Certain assumptions utilized in determining the net periodic benefit cost for the years ended December 31 are as follows:

	2006	2005	2004
Discount rate	5.50%	6.00%	6.00%
Expected long-term rate of return on plan assets	8.50%	8.50%	8.50%

        The following table sets forth a reconciliation of the projected benefit obligation for the years ended December 31:

(In thousands)	2006	2005
Benefit obligation at the beginning of the year	$8,000	$7,015
Service costs	285	277
Interest costs	430	416
Actuarial loss/(gain)	(340)	604
Benefits paid	(342)	(312)
Amendments	574	—

Benefit obligation at the end of the year	$8,607	$8,000

        The actuarial gain for the year ended December 31, 2006 results primarily from the increase in the discount rate used in the calculation of the benefit obligation to 5.75% from 5.5%. The actuarial loss for the year ended December 31, 2005 results primarily from the effect of decreasing the discount rate from 2004 to 2005.

        The following table sets forth a reconciliation of the plan assets for the years ended December 31:

(In thousands)	2006	2005
Fair value of plan assets at the beginning of the year	$6,212	$5,910
Employer contributions	2,000	324
Actual return on plan assets	585	290
Benefits paid	(342)	(312)

Fair value of plan assets at the end of the year	$8,455	$6,212

        In 2007, we anticipate making contributions totaling $0.5 million.

        The expected future benefits payments for the plan are as follows:

(in thousands)
2007	$405
2008	403
2009	432
2010	450
2011	462
2012 - 2016	2,673

12. Postretirement Benefit Obligation

        We sponsor a health care plan and life insurance plan ("Postretirement Plan") that provides postretirement medical benefits and life insurance to certain "grandfathered" unionized employees. The plan is contributory, with contributions required at the same rate as active employees. Benefit eligibility under the plan reduces at age 65 from a defined benefit to a defined dollar cap based upon years of service.

        On December 31, 2006, the annual measurement date, our Postretirement Plan had an accumulated benefit obligation of $2.3 million. The Postretirement Plan is unfunded and has no assets. In accordance with SFAS 158, we recognized the unfunded status of the plan by adjusting the accrued postretirement liability by $0.2 million, to $2.3 million, the unfunded amount. We also adjusted accumulated other comprehensive loss by $0.2 million (pre-tax), bringing the total in accumulated other comprehensive loss to $0.2 million (pre-tax), which is the amount of the net unrecognized actuarial loss.

        Items not yet recognized as a component of net periodic pension cost and recognized in the Consolidated Balance Sheets are as follows at December 31:

(In thousands)	2006	2005
Funded status	$(2,275)	$(3,201)
Amounts recognized in:
Long-term liabilities	2,275	1,876
Deferred taxes	79	—
Accumulated other comprehensive loss:
Unamortized net actuarial loss	123	—

        There is no expected amortization of the unamortized net actuarial loss in 2007.

        Net periodic postretirement benefit cost for the years ended December 31 includes the following components:

(In thousands)	2006	2005	2004
Service cost	$153	$188	$126
Interest cost	122	157	91
Recognized net actuarial gain	10	52	6

Net periodic postretirement benefit cost	$285	$397	$223

        The change in benefit obligation for the years ended December 31 includes the following components:

(In thousands)	2006	2005
Benefit obligation at the beginning of the year	$3,201	$1,717
Service cost	153	188
Interest cost	122	157
Actuarial loss/(gain)	(1,172)	1,176
Benefits paid	(29)	(37)

Benefit obligation at the end of the year	$2,275	$3,201

        The weighted-average discount rate used to determine net periodic postretirement benefit cost was 5.5% at December 31, 2006 and 6.00% at December 31, 2005.

        For purposes of determining the cost and obligation for pre-Medicare postretirement medical benefits, a 9.3% annual rate of increase in the per capita cost of covered benefits (i.e., health care trend rate) was assumed for the plan in 2007, grading down to an ultimate rate of 5.00% in 2012. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percent change in the assumed health care cost trend rate would have had the following effects:

(In thousands)	1% Increase	1% Decrease
Effect on total of service and interest cost components	$15	$(12)
Effect on postretirement benefit obligation	$175	$(146)

13. Environmental Remediation and Contingencies

        We are subject to various stringent federal, state and local environmental laws and regulations and permit conditions (and interpretations thereof), including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. These laws, regulations and permits require us to incur significant capital and other costs, including costs to obtain and maintain expensive pollution control equipment. They may also require us to make operational changes to limit actual or potential impacts to the environment. A violation of these laws, regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns. We cannot assure you that we have been, are or will be at all times in complete compliance with these laws, regulations or permits or that we have had or currently have all permits required for our operations. In addition, environmental laws and regulations (and interpretations thereof) change over time, and any such changes, more vigorous enforcement policies or the discovery of currently unknown conditions may require substantial additional environmental expenditures.

        We are also subject to potential liability for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we arranged for the disposal of hazardous wastes. If any of these sites are subject to investigation and/or remediation requirements, we may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or "CERCLA," or other environmental laws for all or part of the costs of such investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties alleging property damage or personal injury due to exposure to hazardous or other materials at or from such properties. While costs to address contamination or related third-party claims could be significant, based upon currently available information, we are not aware of any material contamination or third party claims. We have not accrued any amounts for environmental matters as of December 31, 2006.

        We are not involved in any legal proceedings that we believe could reasonably have a material adverse effect upon our business, operating results or financial condition.

14. Income Taxes

        The provision for income taxes for the years ended December 31 consists of the following:

(In thousands)	2006	2005	2004
Current expense	32,754	16,218	18,182
Deferred expense/(benefit)	(1,069)	2,589	251

Total income tax expense	31,685	18,807	18,433

        Deferred income taxes included in our Consolidated Balance Sheets reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the carrying amount for income tax return purposes. Significant components of our deferred tax assets and liabilities are as follows at December 31:

(In thousands)	2006	2005
Current deferred tax asset:
Current liabilities	$1,064	$531

Current deferred tax liability:
Prepaid assets	$429	$474

Long-term deferred tax liabilities:
Basis of property, plant and equipment	$447	$—
Production credits	753	788
Partnership investment	1,386	878
Contingency reserve	8,899	6,748

Long-term deferred tax liability	$11,485	$8,414

Long-term deferred tax assets:
Property, plant and equipment	$—	$149
Investment in marketing alliances	2,439	1,488
Benefit obligations	260	888
Accumulated other comprehensive income	687	578
Goodwill	2,706	3,550
Stock-based compensation	2,826	761

Long-term deferred tax assets	8,918	7,414
Valuation allowance	(3,537)	(5,703)

Net long-term deferred tax assets	5,381	1,711

Net long-term deferred tax liability	$6,104	$6,703

        At December 31, 2006, the Company has recorded a valuation allowance of $3.5 million on its deferred tax assets and a contingency reserve of $8.9 million for tax assets that management believes may not be realized due to potential limitations imposed by Section 382 of the Internal Revenue Code. The deferred tax assets include the excess tax basis in fixed assets over the corresponding book basis and other deductible temporary differences. The Company increased its contingency reserve in 2006 to $8.9 million from $6.7 million in 2005. The valuation allowance is reduced and the contingency reserve is increased as deductions are taken on tax returns which may be subject to potential Section 382 limitations for which the valuation allowance was originally established.

        Reconciliation of differences between the statutory U.S. federal income tax rate and our effective tax rate follows for the years ended December 31:

(In thousands)	2006	%	2005	%	2004	%
Income tax provision at federal statutory rate	$30,305	35.0	$17,846	35.0	$16,687	35.0
Increase/(decrease) in taxes resulting from:
State and local taxes, net of federal benefit	3,314	3.8	2,209	4.3	2,359	5.0
Other	(1,934)	(2.2)	(1,248)	(2.4)	(613)	(1.3)

Income tax expense	$31,685	36.6	$18,807	36.9	$18,433	38.7

        In December 2004, the FASB issued Staff Position No. FAS 109-1, Application of SFAS 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities provided by the American Jobs Creation Act of 2004 (FSP 109-1). The Company recognized $0.7 million and $0.3 million in tax benefits related to the qualified domestic production credit for the years ended December 31, 2006 and 2005, respectively.

15. Accumulated Other Comprehensive Loss

        The components of accumulated other comprehensive loss at December 31, are as follows:

(In thousands)	Accumulated Other Comprehensive (Loss)
Balance at January 1, 2004	$(274)
Minimum pension liability adjustment, net of income tax benefit of $76	(112)

Balance at December 31, 2004	(386)
Minimum pension liability adjustment, net of income tax benefit of $320	(481)

Balance at December 31, 2005	(867)
Adjustment to initially apply SFAS 158, net of tax benefit of $109	(207)

Balance at December 31, 2006	$(1,074)

16. Stockholder Rights Plan

        On December 12, 2005, the Board of Directors adopted a stockholder rights plan under which each common shareholder was issued one preferred share purchase right for each share of common stock outstanding prior to the 144a equity offering. In addition, each share of common stock issued in the offering or after the consummation of the offering will be issued with an accompanying preferred share purchase right. Each right will entitle the holder, under certain circumstances, to purchase one one-thousandth of a share of the Company's Series A participating cumulative preferred stock, par value $0.001 per share, at an initial purchase price of $60.00 per one one-thousandth of a share of Series A participating cumulative preferred stock. The Company may exchange the rights at a ratio of one share of common stock for each right at any time after a person or group acquires beneficial ownership of 20% or more of its common stock but before such party acquires beneficial ownership of 50% or more of its common stock. The Company may also redeem the rights at its discretion at a price of $0.001 per right at any time before a person or party has acquired beneficial ownership of 20% or more of its common stock. The rights will expire on November 30, 2015, unless earlier exchanged or redeemed. Each share of Series A participating cumulative preferred stock that is purchased upon exercise of a right entitles the holder to receive an aggregate quarterly dividend payment of $1.00 or 1,000 times the cash and noncash dividends declared per share of common stock, whichever is greater. As of December 31, 2006, there were no Series A participating preferred stock rights that had been exercised.

17. Stock-Based Compensation Plans

        As of December 31, 2006, we maintained one stock-based compensation plan, the Aventine Renewable Energy Holdings, Inc. 2003 Stock Incentive Plan (the "Plan"). Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123(R)"), Share- Based Payment utilizing the modified prospective transition method. SFAS 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including stock options and non-vested stock, based on their fair values at the time of grant.

        The Plan was adopted by the Board of Directors (the "Board") effective May 30, 2003, and was amended on each of September 6, 2005 and on December 12, 2005. The Plan provides for the grant of awards in the form of stock options, restricted shares or units, stock appreciation rights and other equity-based awards to directors, officers, employees and consultants at the discretion of the Board or the Compensation Committee of the Board. The term of awards granted under the plan is determined by the Board or by the Compensation Committee of the Board, and cannot exceed ten years from the date of grant. The maximum number of shares of common stock that may be issued under the Plan is limited to 5,001,172, provided that no more than 750,000 shares may be granted in the form of stock options or stock appreciation rights to any "covered employee" (as defined under Section 162(m) of the Internal Revenue Code) in any calendar year. Unless terminated sooner, the Plan will continue in effect until May 29, 2013.

        In conjunction with an equity offering and related stock split of 805.47131 to 1 shares completed in December 2005, all then existing option awards were adjusted to reflect the stock split as permitted by the Plan. The modification resulted in an increase in the number of options outstanding in a ratio of 805.47131 to 1. The exercise price of the options was also adjusted downward by this same 805.47131 to 1 ratio. The fair value of the awards immediately after the adjustment did not exceed the fair value of the awards immediately before the adjustment. Therefore, no additional compensation expense was recognized as a result of the modification.

        Upon adoption of SFAS 123(R), the Company elected to value its share-based payment awards granted beginning in fiscal year 2006 using the Black-Scholes option-pricing model ("Black-Scholes model"), which was previously used in determining stock-based compensation cost using the minimum value method as outlined in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, using the modified prospective method as permitted under the provisions of Statement of Accounting Standards No. 148 ("SFAS 148"), Accounting for Stock-Based Compensation—Transition and Disclosure (hereinafter called "SFAS 123"). The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Black-Scholes model requires the input of certain assumptions. The determination of fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by our stock price as well as the input of other subjective assumptions. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, the expected pre-vesting forfeiture rate and the expected option term (the amount of time from the grant date until the options are exercised or expire). Expected volatility is normally calculated based upon actual historical stock price movements over the expected option term. Since we had no history of stock price volatility as a public company at the time of the grants, we calculated volatility by considering, among other things, the expected volatilities of public companies engaged in similar industries. Pre-vesting forfeitures are estimated using a 3% forfeiture rate. The expected option term is calculated using the "simplified" method permitted by SAB 107. Our options have characteristics significantly different from those of traded options, and changes in the assumptions can materially affect the fair value estimates.

        Pre-tax stock-based compensation expense for the year ended December 31, 2006 was approximately $6.5 million, of which $0.3 million was charged to cost of goods sold and $6.2 million was charged to selling, general and administrative expense. This expense reduced earnings per share by $0.10 per basic and diluted share for the year ended December 31, 2006. The Company recognized a tax benefit on its consolidated statement of income from stock-based compensation expense in the amount of $2.4 million for the 12 month period ended December 31, 2006. The Company recorded pre-tax stock-based compensation expense for the year ended December 31, 2006 as follows:

(in millions)	Year Ended December 31, 2006
Stock-based compensation expense:
Non-qualified stock options	$6.4
Restricted stock	$0.1

        Effective January 1, 2004, the Company adopted the fair value provisions of SFAS 123. The minimum value method as permitted by SFAS 123 was utilized in calculating stock-based compensation expense. The Company recorded pre-tax stock-based compensation expense for the years ended December 31, 2005 and 2004 as follows:

	Year Ended December 31,
(in millions)
	2005	2004
Stock-based compensation expense:
Non-qualified stock options	$1.9	$0.1
Restricted stock	—	—

        Prior to the adoption of SFAS 123(R), the Company presented any tax benefits of deductions resulting from the exercise of stock options within operating cash flows in the consolidated statements of cash flows. SFAS 123(R) requires tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options to be classified and reported as both an operating cash outflow and a financing cash inflow upon adoption of SFAS 123(R).

        As of December 31, 2006, the Company had not yet recognized compensation expense on the following non-vested awards:

(in millions)	Non-recognized Compensation	Average Remaining Recognition Period (years)
Non-qualified options	$20.1	3.8
Restricted stock	0.2	2.3

Total	$20.3	3.8

        The Company granted stock options during 2006 and 2005. The determination of the fair value of the stock option awards, using the Black-Scholes model, incorporated the assumptions in the following table for stock options granted during the years ended December 31, 2006 and 2005. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant over the expected term. Expected volatility is calculated by considering, among other things, the expected volatilities of public companies engaged in similar industries. The expected option term is calculated using the "simplified" method permitted by SAB 107:

	December 31,
	2006	2005
Expected stock price volatility	58%	0.01%
Expected life (in years)	6.5	5
Risk-free interest rate	4.92%	4.0%
Expected dividend yield	0%	0%
Weighted average fair value	$14.52	$11.69

        The following table summarizes stock options outstanding and changes during the years ended December 31, 2006, 2005 and 2004:

	Shares (in thousands)	Weighted- Average Exercise Price	Weighted- Average Remaining Life (years)	Aggregate Intrinsic Value (in thousands)
Options outstanding—January 1, 2004	2,083	$1.24
Granted	371	1.96
Exercised	—	—
Cancelled or expired	260	1.24

Options outstanding—December 31, 2004	2,194	$0.53

Granted	1,269	3.80
Exercised	461	0.23
Cancelled or expired	83	0.23

Options outstanding—December 31, 2005	2,919	$2.01

Granted	670	23.70
Exercised	269	0.82
Cancelled or expired	55	0.23

Options outstanding—December 31, 2006	3,265	$6.57	8.1	$55,472
Options exercisable—December 31, 2006	706	$1.39	7.3	$15,652

        The range of exercise prices of the exercisable options and outstanding options at December 31, 2006 are as follows:

Weighted-Average Exercise Price	Number of Exercisable Options (in thousands)	Number of Outstanding Options (in thousands)	Weighted- Average Remaining Life (years)
$0.23	429	1,094	6.5
$2.36 - $2.92	188	744	8.4
$4.35	89	757	8.8
$22.15 - $22.50	—	630	9.3
$43.00	—	40	9.5

Totals	706	3,265	8.1

        In 2006, we awarded 8,060 shares of restricted stock under the Plan, with a weighted-average fair value at the date of grant of $27.92 per share. These restricted shares vest 33% per year annually at the anniversary date of the grant. We recorded compensation expense with respect to restricted stock awards of approximately $0.1 million in 2006 which is recognized on a straight-line basis over the three year vesting period of the restricted stock grants.

        Restricted stock award activity for the years ended December 31, 2006 is summarized below. There was no restricted stock outstanding nor any restricted stock activity in 2005 or 2004.

	Shares (in thousands)	Weighted- Average Grant Date Fair Value per Award
January 1, 2006—Unvested Restricted stock awards
Granted	8.1	27.92
Vested	—	—
Cancelled or expired	—	—

Restricted stock awards—December 31, 2006	8.1	$27.92

        In anticipation of our initial public offering, on June 6, 2006, our Board gave contingent approval of the acceleration of vesting of 71,488 options held by officers and employees to be effective immediately prior to the consummation of the initial public offering. The Board approved the acceleration of the vesting in order to permit certain members of management the ability to sell stock in our initial public offering. These options had a weighted-average exercise price of $4.35 per share. As a result of the accelerated vesting, we recorded a pre-tax charge to earnings of $0.6 million in 2006.

18. Commitments

        We lease certain assets such as rail cars and terminal facilities from unaffiliated parties under non-cancelable operating leases. Terms of the leases, including renewals, vary by lease. Minimum future rental commitments under our operating leases having non-cancelable lease terms in excess of one year totaled approximately $200.4 million as of December 31, 2006 and are payable as follows:

(in millions)
2007	$20.4
2008	$20.3
2009	$22.1
2010	$21.2
2011	$20.5
thereafter	$95.9

        Rental expense for operating leases was $17.7 million in 2006, $10.8 million in 2005 and $8.7 million in 2004.

        At December 31, 2006, we had held back payments totaling $4.4 million towards the construction of our 57 million gallon dry mill facility in Pekin. Other than this holdback which is included in accounts payable at December 31, 2006, we had no other commitments for capital expenditures at December 31, 2006.

        We are party to ethanol marketing alliance contracts which require us Aventine to purchase and market all ethanol produced from these alliance ethanol facilities. Under these contracts, the Company is generally obligated to purchase all of the ethanol produced by these facilities at a purchase price that is based upon the price at which it sells the ethanol less a pre-negotiated margin. At December 31,

2006, Aventine had agreements with 12 producing alliance partners. The contracts range from one year to as long as Aventine retains an investment in the alliance facility. In addition, we have entered into new marketing agreements with both existing and new marketing alliance partners for the marketing of additional gallons that are either under construction or planned.

        At December 31, 2006, we have committed to purchase approximately 1,138,000 MMBtus of natural gas at a weighted average fixed price of $7.92 during 2007.

        At December 31, 2006, we had futures contracts to purchase approximately 735,000 tons of coal at a weighted average fixed price of $58.84 per ton

        At December 31, 2006, we also had commitments to purchase approximately 12.3 million bushels of corn through December 2009, at an average price of $3.27 per bushel. These commitments were negotiated in the normal course of business and represent a portion of our corn requirements, which we anticipate will exceed 75 million bushels in 2007.

        We have contractual obligations, subject to certain conditions, including obtaining necessary permits, to develop a 113 million gallon plant adjacent to our Nebraska facility (using commercially reasonable best efforts to obtain a permit for 226 million gallon capacity) and a 226 million gallon plant in Mount Vernon, Indiana. Accordingly, if we do not meet certain specified milestones or decide not to pursue the expansions, we would be subject to penalties.

19. Earnings Per Share

        The following table sets forth the computation of earnings per share for the years ended December 31:

(In thousands, except per share amounts)	2006	2005	2004
Income available to common shares	$54,901	$32,182	$29,245
Basic weighted-average common shares	38,411	34,686	34,684
Dilutive stock options	1,228	1,366	1,084

Diluted weighted-average common and common equivalent shares	39,639	36,052	35,768

Earnings per common share—basic:	$1.43	$0.93	$0.84
Earnings per common share—diluted(1):	$1.39	$0.89	$0.82

(1)
To the extent that stock options are anti-dilutive, they are excluded from the calculation of diluted earnings/(loss) per share in accordance with SFAS 128.

        We had additional potential dilutive securities outstanding representing 40,000 common shares for the year ended December 31, 2006 that were not included in the computation of potentially dilutive securities because the options' exercise prices were greater than the average market price of the common shares.

20. Quarterly Results of Operations (Unaudited)

        The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2006 and 2005:

2006	March 31	June 30	September 30	December 31
(In thousands, except per share amounts)
Net sales	$313,520	$442,905	$407,053	$428,942
Gross profit	$30,595	$50,208	$27,345	$23,466
Net income	$12,187	$24,654	$5,287	$12,773
Basic earnings per common share:	$0.35	$0.70	$0.13	$0.31
Diluted earnings per common share:	$0.34	$0.67	$0.12	$0.30
2005
(In thousands, except per share amounts)
Net sales	$197,030	$190,976	$259,203	$288,259
Gross profit	$18,846	$13,905	$35,491	$19,173
Net income	$6,635	$3,393	$17,660	$4,494
Basic earnings per common share:	$0.19	$0.10	$0.51	$0.13
Diluted earnings per common share:	$0.19	$0.09	$0.49	$0.12

21. Subsequent Event

        We have a signed commitment letter and are currently in the process of arranging a secured revolving credit facility to fund a portion of our expansion plans and other liquidity needs. We cannot assure you that we will be successful in obtaining any such facility or, if we are successful, what the terms thereof will be.

22. Condensed Consolidating Financial Information

        The following tables present condensed consolidating financial information for: (a) Aventine Renewable Energy Holdings, Inc. (the "Parent") on a stand-alone basis; (b) on a combined basis, the guarantors of the 10% senior unsecured Notes ("Subsidiary Guarantors"), which include Aventine Renewable Energy, LLC; Aventine Renewable Energy, Inc.; Aventine Power, LLC; Aventine Renewable Energy—Aurora West, LLC; and Aventine Renewable Energy—Mt. Vernon, LLC; and (c) the Non-Guarantor Subsidiary, Nebraska Energy, LLC. Each Subsidiary Guarantor is wholly-owned by Aventine Renewable Energy Holdings, Inc. The guarantees of each of the Subsidiary Guarantors are full, unconditional, joint and several. Accordingly, separate financial statements of the wholly-owned Subsidiary Guarantors are not presented because the Subsidiary Guarantors are jointly, severally and unconditionally liable under the guarantees, and the Company believes that separate financial statements and other disclosures regarding the Subsidiary Guarantors are not material to investors. Furthermore, there are no significant legal restrictions on the Parent's ability to obtain funds from its subsidiaries by dividend or loan.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
Condensed Consolidating Statements of Operations
For the Twelve Months Ended December 31, 2006

(In thousands)	Parent	Subsidiary Guarantors	Non- Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$—	$1,583,993	$80,736	$(72,309)	$1,592,420
Cost of goods sold	—	1,477,197	55,201	(71,592)	1,460,806

Gross profit	—	106,796	25,535	(717)	131,614
Selling, general and administrative expenses	414	26,232	2,399	(717)	28,328
Other expense (income)	—	(3,004)	(385)	—	(3,389)

Operating income (loss)	(414)	83,568	23,521	—	106,675
Other income (expense):
Interest income	—	4,701	119	(49)	4,771
Interest expense	(9,513)	116	—	49	(9,348)
Investments in subsidiaries	111,111	16,592	—	(127,703)	—
Loss on early extinguishment of debt	(14,598)	—	—	—	(14,598)
Other non-operating income (expense)	—	3,654	—	—	3,654
Minority interest	—	—	—	(4,568)	(4,568)

Income before income taxes	86,586	108,631	23,640	(132,271)	86,586
Income tax expense	31,685	41,606	—	(41,606)	31,685

Net income	$54,901	$67,025	$23,640	$(90,665)	$54,901

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
Condensed Consolidating Statements of Operations
For the Twelve Months Ended December 31, 2005

(In thousands)	Parent	Subsidiary Guarantors	Non- Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$—	$926,432	$60,492	$(51,456)	$935,468
Cost of goods sold	—	857,231	42,038	(51,216)	848,053

Gross profit	—	69,201	18,454	(240)	87,415
Selling, general, and administrative expenses	300	20,313	2,155	(268)	22,500
Other expense (income)	—	(3,618)	2,629	—	(989)

Operating income (loss)	(300)	52,506	13,670	28	65,904
Other income (expense):
Interest income	—	2,167	82	(31)	2,218
Interest expense	(16,017)	(484)	(40)	31	(16,510)
Investments in subsidiaries	67,306	10,753	—	(78,059)	—
Minority interest	—	—	—	(2,404)	(2,404)
Other nonoperating income (expense)	—	1,830	—	(49)	1,781

Income before income taxes	50,989	66,772	13,712	(80,484)	50,989
Income tax expense	18,807	29,691	—	(29,691)	18,807

Net income	$32,182	$37,081	$13,712	$(50,793)	$32,182

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
Condensed Consolidating Statements of Operations
For the Twelve Months Ended December 31, 2004

(In thousands)	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$—	$847,341	$67,195	$(55,660)	$858,876
Cost of goods sold	—	798,778	49,661	(55,369)	793,070

Gross profit	—	48,563	17,534	(291)	65,806
Selling, general, and administrative expenses	—	14,507	2,020	(291)	16,236
Other expense (income)	—	(5,410)	2,576	(362)	(3,196)

Operating income (loss)	—	39,466	12,938	362	52,766
Other income (expense):
Interest income	—	3	16	—	19
Interest expense	(645)	(1,385)	(5)	—	(2,035)
Investments in subsidiaries	48,325	10,155	—	(58,480)	—
Minority interest	—	—	—	(2,148)	(2,148)
Other nonoperating income (expense)	—	(924)	—	—	(924)

Income before income taxes	47,680	47,315	12,949	(60,266)	47,678
Income tax expense	18,434	18,292	—	(18,293)	18,433

Net income	$29,246	$29,023	$12,949	$(41,973)	$29,245

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
Condensed Consolidating Balance Sheets
December 31, 2006

(In thousands)	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations		Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$26,414	$3,377	$		$29,791
Short-term investments	—	98,925	—			98,925
Accounts receivable, net	—	78,900	829			79,729
Inventories	—	65,940	1,111			67,051
Income tax receivable	—	6,446	—			6,446
Intercompany receivable	27,865	—	1,171		(29,036)	—
Other assets	—	4,370	179			4,549

Total current assets	27,865	280,995	6,667		(29,036)	286,491
Property, plant and equipment, net	—	96,480	19,165			115,645
Investment in subsidiaries	276,298	37,227	—		(313,525)	—
Other assets	—	6,000	—			6,000

Total assets	$304,163	$420,702	$25,832		$(342,561)	$408,136

Liabilities and Stockholders' Equity (deficit)
Current liabilities:
Accounts payable	$—	$73,913	$3,529		$—	$77,442
Accrued liabilities	—	3,445	234		—	3,679
Other current liabilities	—	1,985	138		—	2,123
Intercompany payable	—	29,036	—		(29,036)	—

Total current liabilities	—	108,379	3,901		(29,036)	83,244
Minority interest	—	—	—		10,221	10,221
Net deferred tax liability	—	6,104	—		—	6,104
Other long-term liabilities	—	4,404	—		—	4,404

Total liabilities	—	118,887	3,901		(18,815)	103,973

Stockholders' equity	304,163	301,815	21,931		(323,746)	304,163

Total liabilities and stockholders' equity	$304,163	$420,702	$25,832		$(342,561)	$408,136

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
Condensed Consolidating Balance Sheets
December 31, 2005

(In thousands)	Parent	Subsidiary Guarantors	Non- Guarantor Subsidiary	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$143	$3,607	$—	$3,750
Accounts receivable, net	—	46,206	419	—	46,625
Inventories	—	53,747	904	—	54,651
Income tax receivable	—	2,628	—	—	2,628
Intercompany receivable	—	34,736	706	(35,442)	—
Other current assets	—	2,296	223	—	2,519

Total current assets	—	139,756	5,859	(35,442)	110,173
Property, plant, and equipment, net	—	29,968	12,888	—	42,856
Restricted cash for plant expansion	—	60,362	—	—	60,362
Investment in marketing alliance partners		1,000			1,000
Other assets	5,669	1,917	—	—	7,586
Investment in subsidiaries	165,187	18,154	—	(183,341)	—

Total assets	$170,856	$251,157	$18,747	$(218,783)	$221,977

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$—	$48,631	$2,897	$—	$51,528
Accrued liabilities	—	3,781	323	—	4,104
Credit agreement borrowings	—	1,514	—	—	1,514
Intercompany payable	31,510	1,031	2,901	(35,442)	—
Other current liabilities	—	2,817	332	—	3,149

Total current liabilities	31,510	57,774	6,453	(35,442)	60,295
Senior secured floating rate notes	160,000	—	—	—	160,000
Minority interest	—	—	—	8,675	8,675
Net deferred tax liability	—	6,703	—	—	6,703
Other long-term liabilities	—	6,958	—	—	6,958

Total liabilities	191,510	71,435	6,453	(26,767)	242,631

Stockholders' equity (deficit)	(20,654)	179,722	12,294	(192,016)	(20,654)

Total liabilities and stockholders' equity (deficit)	$170,856	$251,157	$18,747	$(218,783)	$221,977

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
Condensed Consolidating Statements of Cash Flows
For the Twelve Months Ended December 31, 2006

(In thousands)	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Operating Activities
Net cash provided by operating activities	$(94,746)	$126,420	$24,088	$—	$55,762
Investing Activities
Additions to property, plant and equipment, net	—	(68,920)	(7,579)	—	(76,499)
Proceeds from the sale of fixed assets	—	—	131		131
Investments in marketing alliance partners	—	(5,000)	—		(5,000)
Increase in restricted cash for plant expansion	—	(1,257)	—		(1,257)
Use of restricted cash for plant expansion	—	31,857	—		31,857
Release of restricted cash related to repayment of senior notes	—	29,762	—		29,762
Investment in short-term investments	—	(98,925)	—	—	(98,925)

Net cash used for investing activities	—	(112,483)	(7,448)	—	(119,931)
Financing Activities
Net borrowings from (repayments of) revolving credit facilities		(1,514)	—		(1,514)
Repayment of senior secured floating rate notes and related premium	(168,899)	—	—	—	(168,899)
Repurchase of common stock	(1,152)	—	—	—	(1,152)
Proceeds from stock option exercises	220	—	—	—	220
Tax benefit of stock option exercises	3,687	—	—	—	3,687
Net proceeds from the issuance of common stock	260,890	—			260,890
Net intercompany repayments	—	2,870	(2,870)	—
Intercompany capital contributions	—	—	—	—	—
Distribution to minority shareholders	—	10,978	(14,000)	—	(3,022)

Net cash provided by (used for) financing activities	94,746	12,334	(16,870)	—	90,210

Net decrease in cash and cash equivalents	—	26,271	(230)	—	26,041
Cash and cash equivalents at beginning of period	—	143	3,607	—	3,750

Cash and cash equivalents at end of period	$—	$26,414	$3,377	$—	$29,791

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
Condensed Consolidating Statements of Cash Flows
For the Twelve Months Ended December 31, 2005

(In thousands)	Parent	Subsidiary Guarantors	Non- Guarantor Subsidiary	Consolidated
Operating activities
Net cash provided by operating activities	$—	$12,294	$14,411	$26,705
Investing Activities
Additions to property, plant and equipment, net	—	(11,852)	(8,820)	(20,672)
Increase in restricted cash for plant expansion	—	(1,971)	—	(1,971)
Use of restricted cash for plant expansion	—	4,109	—	4,109

Net cash used for investing activities	—	(9,714)	(8,820)	(18,534)
Financing Activities
Net borrowings from (repayments of) revolving credit facilities	—	(11,277)	—	(11,277)
Tax benefit of stock option exercises	2,122		—	2,122
Proceeds from stock option exercises	173	—	—	173
Intercompany capital contributions	(2,295)	2,295	—	—
Net proceeds from the issuance of common stock, net	256,054	—	—	256,054
Net intercompany borrowings	—	(2,870)	2,870	—
Repurchase of common stock	(256,054)	—	—	(256,054)
Distributions (to)/from stockholders	—	9,410	(12,000)	(2,590)

Net cash used in financing activities	—	(2,442)	(9,130)	(11,572)
Net increase (decrease) in cash and cash equivalents	—	138	(3,539)	(3,401)
Cash and cash equivalents, beginning of period	—	5	7,146	7,151

Cash and cash equivalents, end of period	$—	$143	$3,607	$3,750

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
Condensed Consolidating Statements of Cash Flows
For the Twelve Months Ended December 31, 2004

(In thousands)	Parent	Subsidiary Guarantors	Non- Guarantor Subsidiary	Consolidated
Operating activities
Net cash provided by operating activities	$—	$35,265	$14,308	$49,573
Investing activities
Additions to property, plant and equipment, net	—	(3,612)	(1,041)	(4,653)
Investment in marketing alliance partners	—	(500)	—	(500)
Increase in restricted cash for plant expansion	—	(62,500)	—	(62,500)

Net cash used in investing activities	—	(66,612)	(1,041)	(67,653)
Financing activities
Net borrowings from (repayments of) revolving credit facilities	—	8,869	—	8,869
Distribution to shareholders	(142,000)	—	—	(142,000)
Proceeds from issuance of senior secured floating rate notes	160,000	—	—	160,000
Financing fees and expenses paid	(6,841)	—	—	(6,841)
Intercompany capital contributions	(64,843)	64,843	—	—
Capital contribution from Aventine Renewable Energy Holdings, LLC	2,343	—	—	2,343
Distributions (to) from stockholders	—	8,967	(11,437)	(2,470)
Intercompany dividends	51,341	(51,341)	—	—

Net cash (used in) provided by financing activities	—	31,338	(11,437)	19,901
Net increase (decrease) in cash and cash equivalents	—	(9)	1,830	1,821
Cash and cash equivalents, beginning of period	—	14	5,316	5,330

Cash and cash equivalents, end of period	$—	$5	$7,146	$7,151

AVENTINE RENEWABLE ENERGY HOLDINGS, INC. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance Beginning of Period	Charged to Cost and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
(In thousands)
YEAR ENDED DECEMBER 31, 2006:
Deducted from assets accounts:
Deferred tax valuation	$5,703	$—	$—	$2,166	$3,537
YEAR ENDED DECEMBER 31, 2005:
Deducted from assets accounts:
Deferred tax valuation	$7,755	$—	$—	$2,052	$5,703
YEAR ENDED DECEMBER 31, 2004:
Deducted from assets accounts:
Deferred tax valuation	$13,921	$—	$—	$6,166	$7,755

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended March 31,
(In thousands except per share amounts)
	2007	2006
Net sales	$436,662	$313,520
Cost of goods sold	408,247	282,925

Gross profit	28,415	30,595
Selling, general and administrative expenses	9,598	6,266
Other (income)	(164)	(265)

Operating income	18,981	24,594
Other income (expense):
Interest income	1,368	655
Interest expense	(336)	(4,365)
Other non-operating income (expense)	3,869	555
Minority interest	(518)	(1,266)

Income before income taxes	23,364	20,173
Income tax expense	8,424	7,986

Net income	$14,940	$12,187

Per share data:
Income per common share—basic:	$0.36	$0.35

Basic weighted average number of common shares	41,811	34,684

Income per common share—diluted:	$0.35	$0.34

Diluted weighted average number of common and common equivalent shares	42,458	36,019

The accompanying notes are an integral part of these condensed consolidated financial statements.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands except share amounts)	March 31, 2007 (Unaudited)	December 31, 2006
Assets
Current assets
Cash and cash equivalents	$281,120	$29,791
Short-term investments	144,750	98,925
Accounts receivable	58,175	79,729
Inventories	93,659	67,051
Income tax receivable	1,044	6,446
Prepaid expenses and other	7,611	4,549

Total current assets	586,359	286,491

Property, plant and equipment, net	125,112	115,645
Net deferred tax assets	2,415	—
Other assets	14,070	6,000

Total assets	$727,956	$408,136

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$76,423	$77,442
Accrued liabilities	2,900	3,679
Other current liabilities	4,198	2,123

Total current liabilities	83,521	83,244

Senior unsecured 10% notes due April 2017	300,000	—
Minority interest	10,307	10,221
Net deferred taxes liabilities	—	6,104
Other long-term liabilities	13,065	4,404

Total liabilities	406,893	103,973

Stockholders' equity
Common stock, par value $0.001 per share; 185,000,000 shares authorized; 41,900,744 and 41,782,276 shares issued and outstanding as of March 31, 2007 and December 31, 2006, respectively, net of 21,229,025 shares held in treasury as of March 31, 2007 and December 31, 2006	42	42
Preferred stock, 50,000,000 shares authorized, no shares issued or outstanding	—	—
Additional paid-in capital	276,019	274,307
Retained earnings	46,076	30,888
Accumulated other comprehensive loss	(1,074)	(1,074)

Total stockholders' equity	321,063	304,163

Total liabilities and stockholders' equity	$727,956	$408,136

The accompanying notes are an integral part of these condensed consolidated financial statements.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended March 31,
(In thousands)
	2007	2006
Operating Activities
Net income	$14,940	$12,187
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,950	1,380
Minority interest	518	1,266
Stock-based compensation expense	1,594	1,308
Deferred income tax	645	(155)
Other	248	(195)
Changes in operating assets and liabilities:
Accounts receivable, net	26,957	5,035
Inventories	(26,608)	(16,407)
Accounts payable and other liabilities	(419)	(1,062)
Other changes in operating assets and liabilities	(2,870)	4,715

Net cash provided by operating activities	17,955	8,072
Investing Activities
Additions to property, plant and equipment, net	(12,418)	(13,016)
Investment in short-term securities	(45,825)	—
Increase in restricted cash for investing activities	—	(597)
Use of restricted cash for plant expansion	—	13,674

Net cash provided by (used for) investing activities	(58,243)	61
Financing Activities
Proceeds from issuance of senior unsecured notes	300,000	—
Payment of debt issuance costs	(8,070)	—
Proceeds from stock option exercises	173	—
Tax benefit of stock option exercises	(54)	—
Net repayments on revolving credit facilities	—	(1,514)
Distributions to minority shareholders	(432)	(216)

Net cash provided by (used for) financing activities	291,617	(1,730)
Net increase in cash and cash equivalents	251,329	6,403

Cash and cash equivalents at beginning of period	29,791	3,750

Cash and cash equivalents at end of period	$281,120	$10,153

The accompanying notes are an integral part of these condensed consolidated financial statements.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(1) Basis of Reporting for Interim Financial Statements

        The accompanying unaudited condensed consolidated financial statements include the accounts of Aventine Renewable Energy Holdings, Inc. and its subsidiaries, which are collectively referred to as "Aventine", the "Company", "we", "our" or "us", unless the context otherwise requires. All significant intercompany transactions have been eliminated in consolidation.

        We have prepared the unaudited condensed consolidated financial statements included herein pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations, although we believe that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2006.

        The accompanying condensed consolidated financial statements presented herewith reflect all adjustments (consisting of only normal and recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results of operations for the three month periods ended March 31, 2007 and 2006. The results of operations for interim periods are not necessarily indicative of results to be expected for an entire year.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

        As of March 31, 2007, the Company's Summary of Critical Accounting Policies for the year ended December 31, 2006, which are detailed in the Company's Annual Report on Form 10-K, have not changed from December 31, 2006, except for the adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. See Note 12 for additional information regarding the adoption of FIN 48 by the Company.

(2) Recent Accounting Pronouncements

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS 157 will have, if any, on its consolidated results of operations, financial position and related disclosures.

        In February 2007, The FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115. SFAS No. 159 permits a company to choose to measure many financial instruments and other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing a company with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. A company shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 will be effective for fiscal years that begin after November 15, 2007. We are currently assessing the impact SFAS No. 159 will have on our consolidated financial statements.

(3) Short-Term Securities

        We from time to time invest a portion of our cash in tax-free municipal auction rate certificates which generally have contractual maturities of greater than 20 years. We consider these certificates as held for sale. These certificates are widely traded in the public markets and may be sold as needed. The interest rates on these certificates reprice every 35 days to the then current market rate. Generally, the carrying value of these securities approximates the market value, and there is no gain or loss expected from changes in market value.

(4) Inventories

        Inventories are as follows:

(In thousands)	March 31, 2007	December 31, 2006
Finished products	$85,668	$61,775
Work-in-process	2,327	1,106
Raw materials	2,972	2,070
Supplies	2,692	2,100

Totals	$93,659	$67,051

(5) Prepaid Expenses and Other

        Prepaid expenses and other are as follows:

(In thousands)	March 31, 2007	December 31, 2006
Fair value of derivative instruments	$4,483	$1,503
Prepaid insurance	1,339	1,280
Deferred income taxes current	1,032	1,064
Other prepaid expenses	757	702

Totals	$7,611	$4,549

(6) Other Assets

        Other assets are as follows:

(In thousands)	March 31, 2007	December 31, 2006
Deferred debt issuance costs	$8,070	$—
Investment in marketing alliances	6,000	6,000

Totals	$14,070	$6,000

        Deferred debt issuance costs are subject to amortization. Deferred debt issuance costs of $7.2 million related to our 10% senior unsecured notes will be amortized utilizing a method which approximates the effective interest method over the remaining life of 10 years, resulting in amortization expense of $0.5 million for 2007, and $0.7 million yearly thereafter. Deferred debt issuance costs of $0.9 million related to our secured revolving credit facility will be amortized utilizing a method which approximates the effective interest method over the five year remaining life, resulting in amortization expense of $0.1 million in 2007, and $0.2 million in each of the next four succeeding years beginning in 2008.

(7) Debt

        The following table summarizes long-term debt:

(In thousands)	March 31, 2007	December 31, 2006
Senior unsecured 10% notes due April 2017	$300,000	$—
Secured revolving credit facility	—	—
	300,000	—
Less short-term borrowings	—	—

Total	$300,000	$—

  Liquidity Facility

        On March 23, 2007, we replaced our previous $30 million liquidity facility with a new $200 million liquidity facility. Our new liquidity facility consists of a secured revolving credit facility with JPMorgan Chase Bank, N.A. of up to $200 million, subject to collateral availability, which, under certain circumstances, can be increased up to $300 million. We had no borrowings outstanding under our secured revolving credit facility at March 31, 2007, and $1.2 million of standby letters of credit outstanding, leaving approximately $88.7 million in additional borrowing availability under our secured revolving credit facility as of that date. As of December 31, 2006, we had no borrowings outstanding under our previous secured revolving credit facility and $4.0 million of standby letters of credit outstanding, leaving approximately $26.0 million in additional borrowing availability under the previous secured revolving credit facility as of that date.

        A fixed asset component in an amount of $50 million may be added to the borrowing base on or prior to December 31, 2007 upon the satisfaction of certain requirements. We are in the process of satisfying the requirements necessary in order to take advantage of this fixed asset component.

  Senior Notes

        In March 2007, we issued $300 million aggregate principal amount of senior unsecured 10% fixed-rate notes due 2017 ("Notes"). Our Notes were issued pursuant to an indenture, dated as of March 27, 2007, between us and Wells Fargo Bank, N.A., as trustee. The Notes are general unsecured obligations of the Company and certain of its guarantor subsidiaries, initially limited to $300 million aggregate principal amount. We may, subject to the covenants and applicable law, issue additional notes under the indenture. Any additional Notes would be treated as a single class with the previously issued Notes for all purposes under the indenture.

        Our Notes have interest payments due semi-annually on April 1 and October 1 of each year, and are redeemable after the dates and at prices (expressed in percentages of principal amount on the redemption date), as set forth below:

Year	Percentage
April 1, 2012	105.000%
April 1, 2013	103.330%
April 1, 2014	101.667%
April 1, 2015 and thereafter	100.000%

        In addition, at any time prior to April 1, 2010, we may redeem up to 35% of the principal amount of the Notes from time to time originally issued with the net cash proceeds of one or more sales of qualifying capital stock of the Company at a redemption price of 100% of the principal amount, together with accrued and unpaid interest to the redemption date, provided that at least 65% of the aggregate principal amount of the Notes originally issued remains outstanding immediately after such redemption and notice of any such redemption is mailed within 60 days of each such sale of capital stock.

        We have agreed to register the Notes through a shelf registration statement in accordance with a registration rights agreement, and upon the shelf registration statement being declared effective, to exchange the Notes for an issue of unsubordinated notes, with terms identical to the Notes. If by October 23, 2007 we have not consummated a registered exchange offer for the Notes or caused a shelf registration statement with respect to resale of the Notes to be declared effective, the annual interest rate on the Notes will increase by 0.25% and by 0.25% for each subsequent 90 day period, up to a maximum 1.00% over the stated fixed rate of the Notes.

(8) Other Long-Term Liabilities

        Other long-term liabilities are as follows:

(In thousands)	March 31, 2007	December 31, 2006
Reserve for uncertain tax positions (See Note 12)	$8,503	$—
Accrued interest on Uncertain tax positions (See Note 12)	627	—
Accrued pension and postretirement	2,063	2,427
Unearned commissions	1,872	1,977

Totals	$13,065	$4,404

(9) Stock-Based Compensation Plans

        The Company values its share-based payment awards using the Black-Scholes option-pricing model ("Black-Scholes model"). The determination of fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by our stock price as well as the input of other subjective assumptions. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, the expected pre-vesting forfeiture rate and the expected option term (the amount of time from the grant date until the options are exercised or expire). Expected volatility is normally calculated based upon actual historical stock price movements over the expected option term. Since we have no long-term history of stock price volatility as a public company, we calculate volatility by considering, among other things, the expected volatilities of public companies engaged in similar industries. Pre-vesting forfeitures are estimated using a 3% forfeiture rate. The expected option term is calculated using the "simplified" method permitted by SAB 107. Our options have characteristics significantly different from those of traded options, and changes in the assumptions can materially affect the fair value estimates.

        Pre-tax stock-based compensation expense for the three month periods ended March 31, 2007 and 2006 was approximately $1.6 million and $1.3 million, respectively, all of which was charged to selling, general and administrative expense. This expense reduced earnings per share by $0.02 per basic and diluted share for each of the quarters ended March 31, 2007 and 2006. The Company recognized a tax benefit on its condensed consolidated statement of income from stock-based compensation expense in the amount of $0.6 million and $0.5 million for the three month periods ended March 31, 2007 and 2006, respectively. The Company recorded pre-tax stock-based compensation expense for the three month periods ended March 31, 2007 and 2006 as follows:

	Three Months Ended March 31,
(in millions)
	2007	2006
Stock-based compensation expense:
Non-qualified stock options	$1.5	$1.3
Restricted stock	$0.1	$—
Restricted stock units	$—	$—

        As of March 31, 2007 and 2006, the Company had not yet recognized compensation expense on the following non-vested awards:

	2007		2006
(in millions)	Non-recognized Compensation	Weighted Average Remaining Recognition Period (years)	Non-recognized Compensation	Weighted Average Remaining Recognition Period (years)
Non-qualified options	$21.0	5.9	$15.9	5.0
Restricted stock	1.2	4.7	—	—
Restricted stock units	0.2	1.7	—	—

Total	$22.4	5.8	$15.9	5.0

        The Company granted stock options during the quarter ended March 31, 2007. The Company did not grant any stock options in the quarter ended March 31, 2006. The determination of the fair value of the stock option awards, using the Black-Scholes model, incorporated the assumptions in the following table for stock options granted during the three month period ended March 31, 2007. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant over the expected term. Expected volatility is calculated by considering, among other things, the expected volatilities of public companies engaged in similar industries. The expected option term is calculated using the "simplified" method permitted by SAB 107. Assumptions for options granted in the three month period ending March 31, 2007 are as follows:

Expected stock price volatility	58.0%
Expected life (in years)	6.5
Risk-free interest rate	4.6%
Expected dividend yield	0.0%
Weighted average fair value	$9.27

        The following table summarizes stock options outstanding and changes during the three month period ended March 31, 2007:

	Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Life (years)	Aggregate Intrinsic Value (in thousands)
Options outstanding—January 1, 2007	3,265	$6.57	8.1	$—
Granted	200	15.26	9.9	—
Exercised	53	3.27	—	—
Cancelled or expired	—	—	—	—

Options outstanding—March 31, 2007	3,412	$7.13	7.9	$37,839
Options exercisable—March 31, 2007	690	$1.41	7.0	$11,599

        The range of exercise prices of the exercisable options and outstanding options at March 31, 2007 are as follows:

Weighted Average Exercise Price	Number of Exercisable Options	Number of Outstanding Options	Weighted Average Remaining Life (years)
$ 0.23	429	1,080	6.3
$ 2.36 - $ 2.92	157	744	8.2
$ 4.35	104	718	8.5
$15.26	—	200	9.9
$22.15 - $22.50	—	630	9.0
$43.00	—	40	9.3

Totals	690	3,412	7.9

        Restricted stock award activity for the three months ended March 31, 2007 is summarized below:

	Shares (in thousands)	Weighted Average Grant Date Fair Value per Award
Unvested Restricted stock awards—January 1, 2007	8.1	$27.92
Granted	65.5	15.26
Vested	—	—
Cancelled or expired	—	—

Restricted stock awards—March 31, 2007	73.6	$16.65

        Restricted stock unit award activity for the three months ended March 31, 2007 is summarized below:

	Shares (in thousands)	Weighted Average Grant Date Fair Value per Award
Unvested Restricted stock unit awards—January 1, 2007	—	$—
Granted	10.6	16.90
Vested	—	—
Cancelled or expired	—	—

Restricted stock unit awards—March 31, 2007	10.6	$16.90

(10) Interest Expense

        The following table summarizes interest expense:

	Three Months Ended March 31,
(in thousands)
	2007	2006
Interest expense	$336	$4,245
Amortization of deferred debt issuance costs	—	334
Capitalized interest	—	(214)

Interest expense, net	$336	$4,365

(11) Pension Expense

  Defined Contribution Plans

        We have 401(k) plans covering substantially all of our employees. We recorded expense with respect to these plans for the three month periods ended March 31, 2007 and 2006 of $0.4 million and $0.3 million, respectively. Contributions made under our defined contribution plans include a match, at the Company's discretion, of employee contributions to the plans.

Qualified Retirement Plan

        The Company provides a non-contributory qualified defined benefit pension plan for its unionized employees at our Pekin, IL production facilities. The following table summarizes the components of net periodic pension cost for the qualified pension plan:

	Three Months Ended March 31,
(in thousands)
	2007	2006
Service cost	$88	$71
Interest cost	124	108
Expected return on plan assets	(180)	(128)
Amortization of prior service costs	11	—
Amortization of net actuarial loss	6	12

Net periodic pension cost	$49	$63

Postretirement Benefit Obligation

        We sponsor a healthcare plan that provides postretirement medical benefits to certain "grandfathered" unionized employees. The plan is contributory, with contributions required at the same rate as active employees. Benefit eligibility under the plan terminates at age 65.

        The following table summarizes the components of the net periodic costs for postretirement benefits:

	Three Months Ended March 31,
(in thousands)
	2007	2006
Service cost	$38	$54
Interest cost	34	44
Amortization of prior service costs	—	15

Net periodic postretirement cost	$72	$113

(12) Income Taxes

        In July 2006, the FASB issued FIN 48. This interpretation clarified the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure.

        We adopted the provisions of FIN 48 on January 1, 2007. As a result of the adoption, we recognized a $0.7 million decrease in our reserves for uncertain tax positions and a $0.5 million increase in accrued interest on uncertain tax positions, resulting in a net $0.2 million increase in retained earnings. We also reclassified $8.1 million between deferred income taxes and other long-term liabilities to conform to the balance sheet presentation requirements of FIN 48.

        As of January 1, 2007, we had $8.5 million of uncertain tax benefits. All of our unrecognized tax benefits, if recognized in future periods, would impact the Company's effective tax rate. For the three months ended March 31, 2007, our liability for unrecognized tax benefits increased by $0.4 million, to $8.9 million.

        We include interest expense or income, as well as potential penalties on unrecognized tax benefits, as a component of income tax expense in the condensed consolidated statement of operations. The total amount of accrued interest related to uncertain tax positions at January 1, 2007 was $0.5 million, net of the deferred tax benefit, and is included in other long-term liabilities. For the three months ended March 31, 2007, we increased our accrual for interest related to uncertain tax positions by $0.1 million, net of the deferred tax benefit, to $0.6 million, net of deferred tax benefit, within income tax expense.

        Our federal income tax returns for 2003 to 2006 are open tax years. We file in numerous state jurisdictions with varying statutes of limitation open from 2002 through 2006 depending on each jurisdiction's statute of limitation. In 2006, the IRS commenced an examination of our U.S. income tax return. The Company does not expect this examination to be concluded and settled within the next 12 months, and as such the final outcome is not yet determinable.

        Based on the outcome of these examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, our unrecognized tax benefits for tax positions taken on previously filed tax returns may materially change from the unrecognized tax benefits recorded as other long-term liabilities in our financial statements at January 1, 2007. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets in future periods. As a result, based on the status of these examinations, and the protocol of finalizing audits by the relevant tax authorities, which could include formal legal proceedings, it is not possible to estimate the impact of any amount of such changes, if any, to previously recorded uncertain tax positions.

(13) Earnings Per Share

        Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share are calculated using the treasury stock method in accordance with SFAS 128, and includes the effect of all dilutive securities, including non-qualified stock options and restricted stock units ("RSU's").

        The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended March 31,
(In thousands, except per share data)
	2007	2006
Net income	$14,940	$12,187
Weighted average shares and share equivalents outstanding:
Basic shares	41,811	34,684

Dilutive non-qualified stock options and RSU's	647	1,335

Diluted weighted average shares and share equivalents	42,458	36,019
Income per common share—basic:	$0.36	$0.35
Income per common share—diluted:	$0.35	$0.34

        We had additional potential dilutive securities outstanding representing 430,000 common shares for the three month period ended March 31, 2007 that were not included in the computation of potentially dilutive securities because the options' exercise prices were greater than the average market price of the common shares.

(14) Industry Segment

        The Company operates in one reportable business segment, the manufacture and marketing of fuel-grade ethanol.

(15) Litigation

        Our facilities and operations are subject to extensive environmental laws and regulations, and we are currently involved in various proceedings relating to environmental matters. We are not involved in any legal proceedings that we believe could have a material adverse effect upon our business, operating results or financial condition.

(16) Condensed Consolidating Financial Information

        The following tables present condensed consolidating financial information for: (a) Aventine Renewable Energy Holdings, Inc. (the "Parent") on a stand-alone basis; (b) on a combined basis, the guarantors of the 10% senior unsecured Notes ("Subsidiary Guarantors"), which include Aventine Renewable Energy, LLC; Aventine Renewable Energy, Inc.; Aventine Power, LLC; Aventine Renewable Energy—Aurora West, LLC; and Aventine Renewable Energy—Mt. Vernon, LLC; and (c) the Non-Guarantor Subsidiary, Nebraska Energy, LLC. Each Subsidiary Guarantor is wholly-owned by Aventine Renewable Energy Holdings, Inc. The guarantees of each of the Subsidiary Guarantors are full, unconditional, joint and several. Accordingly, separate financial statements of the wholly-owned Subsidiary Guarantors are not presented because the Subsidiary Guarantors are jointly, severally and unconditionally liable under the guarantees, and the Company believes that separate financial statements and other disclosures regarding the Subsidiary Guarantors are not material to investors. Furthermore, there are no significant legal restrictions on the Parent's ability to obtain funds from its subsidiaries by dividend or loan.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
Condensed Consolidating Statements of Operations
For the Three Months Ended March 31, 2007
(Unaudited)

(In thousands)	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$—	$439,376	$21,923	$(24,637)	$436,662
Cost of goods sold	—	413,936	18,698	(24,387)	408,247

Gross profit	—	25,440	3,225	(250)	28,415
Selling, general and administrative expenses	163	8,919	766	(250)	9,598
Other expense (income)	—	(164)	—	—	(164)

Operating income (loss)	(163)	16,685	2,459	—	18,981
Other income (expense):
Interest income	—	1,342	26	—	1,368
Interest expense	(336)	—	—	—	(336)
Investment in subsidiaries	23,647	2,447	—	(26,094)	—
Other non-operating income (expense)	—	3,389	480	—	3,869
Minority interest	—	—	—	(518)	(518)

Income before income taxes	23,148	23,863	2,965	(26,612)	23,364
Income tax expense	8,208	9,675	—	(9,459)	8,424

Net income	$14,940	$14,188	$2,965	$(17,153)	$14,940

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
Condensed Consolidating Balance Sheets
March 31, 2007
(Unaudited)

(In thousands)	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations		Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$277,606	$3,514	$		$281,120
Short-term investments	—	144,750	—			144,750
Accounts receivable, net	—	57,690	485			58,175
Inventories	—	91,748	1,911			93,659
Income tax receivable	—	1,044	—			1,044
Intercompany receivable	314,804	—	1,022		(315,826)
Other assets	—	6,598	1,013			7,611

Total current assets	314,804	579,436	7,945		(315,826)	586,359
Property, plant and equipment, net	—	106,277	18,835			125,112
Investment in subsidiaries	300,511	39,674	—		(340,185)	—
Net deferred tax assets	—	2,415	—			2,415
Other assets	7,131	6,939	—			14,070

Total assets	$622,446	$734,741	$26,780		$(656,011)	$727,956
Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$1,049	$71,875	$3,499		$—	$76,423
Accrued liabilities	334	2,344	222		—	2,900
Other current liabilities	—	4,036	162		—	4,198
Intercompany payable	—	315,826	—		(315,826)	—

Total current liabilities	1,383	394,081	3,883		(315,826)	83,521
Long-term debt	300,000	—	—			300,000
Minority interest	—	—	—		10,307	10,307
Other long-term liabilities	—	13,065	—			13,065

Total liabilities	301,383	407,146	3,883		(305,519)	406,893

Stockholders' equity	321,063	327,595	22,897		(350,492)	321,063

Total liabilities and stockholders' equity	$622,446	$734,741	$26,780		$(656,011)	$727,956

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
Condensed Consolidating Statements of Cash Flows
For the Three Months Ended March 31, 2007
(Unaudited)

(In thousands)	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Operating Activities
Net cash provided by (used for) operating activities	$(292,049)	$307,790	$2,214	$—	$17,955
				—
Investing Activities				—
Additions to property, plant and equipment	—	(12,340)	(78)	—	(12,418)
Investment in short-term securities	—	(45,825)	—	—	(45,825)

Net cash used for investing activities	—	(58,165)	(78)	—	(58,243)
Financing Activities
Proceeds from issuance of senior unsecured notes	300,000	—	—	—	300,000
Payment of debt issuance costs	(8,070)	—	—	—	(8,070)
Proceeds from stock option exercises	173	—	—	—	173
Tax benefit of stock option exercises	(54)	—	—	—	(54)
Distribution to minority stockholders	—	1,568	(2,000)	—	(432)

Net cash provided by (used for) financing activities	292,049	1,568	(2,000)	—	291,617

Net decrease in cash and cash equivalents	—	251,193	136	—	251,329
Cash and cash equivalents at beginning of period	—	26,413	3,378	—	29,791

Cash and cash equivalents at end of period	$—	$277,606	$3,514	$—	$281,120

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Eleven of the Registrant's certificate of incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's certificate of incorporation provides for such limitation of liability.

        The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description
3.1(1)	Amended and Restated Certificate of Incorporation of Aventine Renewable Energy Holdings, Inc.
3.2(1)	Amended and Restated Bylaws of Aventine Renewable Energy Holdings, Inc.
4.1(2)	Indenture ("Indenture") dated March 27, 2007 among Aventine Renewable Energy Holdings, Inc. and the Guarantors named therein and Wells Fargo Bank, N.A., as Trustee ("Trustee")
4.2(2)
Registration Rights Agreement dated as of March 27, 2007, by and between Aventine Renewable Energy Holdings, Inc., the Guarantors named therein, JP Morgan Securities, Inc., Goldman, Sachs & Co., and UBS Securities LLC.
5.1	Opinion of Davis Polk & Wardwell
10.1(3)	Lease Agreement, dated as of October 31, 2006 by and between the Indiana Port Commission and Aventine Renewable Energy—Mt Vernon, LLC

10.2(3)
Amended and Restated Credit Agreement among JPMorgan Chase Bank as Administrative Agent and Issuing Bank, Aventine Renewable Energy, Inc., Aventine Renewable Energy LLC, and the lenders from time to time party thereto dated as of September 15, 2006
10.3(3)
Amended and Restated Guarantee and Security Agreement dated as of September 15, 2006 among JPMorgan Chase Bank, N.A. as Administrative Agent, Aventine Renewable Energy. Inc. and Aventine Renewable Energy, LLC
10.4(1)	Rights Agreement dated as of December 19, 2005 between Aventine Renewable Energy Holdings. Inc. and American Stock Transfer & Trust Company, as Rights Agent
10.5(1)*	Aventine Renewable Energy Holdings. Inc. 2003 Stock Incentive Plan ("2003 Plan")
10.6(4)(5)	Design-Builder Agreement between Fagen, Inc. and Aventine Renewable Energy Holdings, Inc. dated as of September 9, 2005
10.7(1)(6)*	Non-Employee Director Compensation Schedule
10.8(6)*	Form of Non-Employee Director Restricted Stock Award Agreement under the Aventine Renewable Energy Holdings, Inc. 2003 Stock Incentive Plan
10.9(6)*	Form of Stock Option Award Agreement under the Aventine Renewable Energy Holdings, Inc. 2003 Stock Incentive Plan
10.10(6)*	Stock Option Award Agreement for Ajay Sabherwal dated November 14, 2005
10.11(6)*	Amendment to Stock Option Award Agreement for Ajay Sabherwal dated December 30, 2005
10.12(7)*	Form of Performance Stock Unit Award Agreement under 2003 Plan
10.13(4)(7)*	Form of Restricted Stock Award Agreement under 2003 Plan
10.14(7)*	Form of Non-Employee Director Restricted Stock Unit Award under 2003 Plan
12.1	Statement re Computation of Ratios
21.1(3)	List of subsidiaries of the Registrant
23.1	Consent of Ernst & Young, LLP
23.2	Consent of Davis Polk & Wardwell (included in Exhibit 5.1 hereto)
24.1	Power of Attorney (included on signature page of this filing)
25**	Statement of Eligibility of Wells Fargo Bank, N.A., as Trustee, on Form T-1
99.1**	Form of Letter of Transmittal
99.2**	Form of Notice of Guaranteed Delivery
99.3**	Form of Letter to Clients
99.4**	Form of Letter to Nominees

99.5**	Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from Owner
99.6**	Form of Exchange Agent Agreement

(1)
Filed with the registration statement on Form S-1 (333-132860) on March 30, 2006.

(2)
Filed with the Current Report on Form 8-K (001-32922) on April 2, 2007.

(3)
Filed with the annual report on Form 10-K (001-32922) on March 5, 2007.

(4)
Application was made to the Securities and Exchange Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment was requested and granted has been filed separately with the Securities and Exchange Commission.

(5)
Filed with the amended registration statement on Form S-1/A (333-132860) on May 8, 2006.

(6)
Filed with the amended registration statement on Form S-1/A (333-132860) on June 13, 2006.

(7)
Filed with the current report on Form 8-K (001-32922) on February 27, 2007.

*
Compensatory plan or arrangement.

**
To be filed by amendment.

Item 22. Undertakings

(a)
The undersigned hereby undertakes:

(1)
To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•
to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent posteffective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of notes offered (if the total dollar value of notes offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

•
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the notes offered therein, and the offering of such notes at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the notes being registered which remain unsold at the termination of the offering.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the notes being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)
The undersigned hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10 (b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d)
The undersigned hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pekin, State of Illinois, on the 27th day of June, 2007.

AVENTINE RENEWABLE ENERGY HOLDINGS, INC.
By:	/s/ RONALD H. MILLER
Name:	Ronald H. Miller
Title:	President and Chief Executive Officer

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald H. Miller, Ajay Sabherwal and William J. Brennan, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RONALD H. MILLER Ronald H. Miller	President, Chief Executive Officer and Director (Principal Executive Officer)	June 27, 2007
/s/ AJAY SABHERWAL Ajay Sabherwal	Chief Financial Officer (Principal Financial Officer)	June 27, 2007
/s/ WILLIAM J. BRENNAN William J. Brennan	Chief Compliance and Accounting Officer (Principal Accounting Officer)	June 27, 2007
/s/ BOBBY L. LATHAM Bobby L. Latham	Non-Executive Chairman of the Board and Director	June 27, 2007
/s/ LEIGH J. ABRAMSON Leigh J. Abramson	Director	June 27, 2007

/s/ RICHARD A. DERBES Richard A. Derbes	Director	June 27, 2007
/s/ FAROKH S. HAKIMI Farokh S. Hakimi	Director	June 27, 2007
/s/ MICHAEL C. HOFFMAN Michael C. Hoffman	Director	June 27, 2007
/s/ WAYNE D. KUHN Wayne D. Kuhn	Director	June 27, 2007
/s/ ARNOLD M. NEMIROW Arnold M. Nemirow	Director	June 27, 2007

EXHIBIT INDEX

Exhibit Number	Description
3.1(1)	Amended and Restated Certificate of Incorporation of Aventine Renewable Energy Holdings, Inc.
3.2(1)	Amended and Restated Bylaws of Aventine Renewable Energy Holdings, Inc.
4.1(2)	Indenture ("Indenture") dated March 27, 2007 among Aventine Renewable Energy Holdings, Inc. and the Guarantors named therein and Wells Fargo Bank, N.A., as Trustee ("Trustee")
4.2(2)
Registration Rights Agreement dated as of March 27, 2007, by and between Aventine Renewable Energy Holdings, Inc., the Guarantors named therein, JP Morgan Securities, Inc., Goldman, Sachs & Co., and UBS Securities LLC.
5.1	Opinion of Davis Polk & Wardwell
10.1(3)	Lease Agreement, dated as of October 31, 2006 by and between the Indiana Port Commission and Aventine Renewable Energy—Mt Vernon, LLC
10.2(3)
Amended and Restated Credit Agreement among JPMorgan Chase Bank as Administrative Agent and Issuing Bank, Aventine Renewable Energy, Inc., Aventine Renewable Energy LLC, and the lenders from time to time party thereto dated as of September 15, 2006
10.3(3)
Amended and Restated Guarantee and Security Agreement dated as of September 15, 2006 among JPMorgan Chase Bank, N.A. as Administrative Agent, Aventine Renewable Energy. Inc. and Aventine Renewable Energy, LLC
10.4(1)	Rights Agreement dated as of December 19, 2005 between Aventine Renewable Energy Holdings. Inc. and American Stock Transfer & Trust Company, as Rights Agent
10.5(1)*	Aventine Renewable Energy Holdings. Inc. 2003 Stock Incentive Plan ("2003 Plan")
10.6(4)(5)	Design-Builder Agreement between Fagen, Inc. and Aventine Renewable Energy Holdings, Inc. dated as of September 9, 2005
10.7(1)(6)*	Non-Employee Director Compensation Schedule
10.8(6)*	Form of Non-Employee Director Restricted Stock Award Agreement under the Aventine Renewable Energy Holdings, Inc. 2003 Stock Incentive Plan
10.9(6)*	Form of Stock Option Award Agreement under the Aventine Renewable Energy Holdings, Inc. 2003 Stock Incentive Plan
10.10(6)*	Stock Option Award Agreement for Ajay Sabherwal dated November 14, 2005
10.11(6)*	Amendment to Stock Option Award Agreement for Ajay Sabherwal dated December 30, 2005
10.12(7)*	Form of Performance Stock Unit Award Agreement under 2003 Plan
10.13(4)(7)*	Form of Restricted Stock Award Agreement under 2003 Plan
10.14(7)*	Form of Non-Employee Director Restricted Stock Unit Award under 2003 Plan
12.1	Statement re Computation of Ratios
21.1(3)	List of subsidiaries of the Registrant

23.1	Consent of Ernst & Young, LLP
23.2	Consent of Davis Polk & Wardwell (included in Exhibit 5.1 hereto)
24.1	Power of Attorney (included on signature page of this filing)
25**	Statement of Eligibility of Wells Fargo Bank, N.A., as Trustee, on Form T-1
99.1**	Form of Letter of Transmittal
99.2**	Form of Notice of Guaranteed Delivery
99.3**	Form of Letter to Clients
99.4**	Form of Letter to Nominees
99.5**	Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from Owner
99.6**	Form of Exchange Agent Agreement

(1)
Filed with the registration statement on Form S-1 (333-132860) on March 30, 2006.

(2)
Filed with the Current Report on Form 8-K (001-32922) on April 2, 2007.

(3)
Filed with the annual report on Form 10-K (001-32922) on March 5, 2007.

(4)
Application was made to the Securities and Exchange Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment was requested and granted has been filed separately with the Securities and Exchange Commission.

(5)
Filed with the amended registration statement on Form S-1/A (333-132860) on May 8, 2006.

(6)
Filed with the amended registration statement on Form S-1/A (333-132860) on June 13, 2006.

(7)
Filed with the current report on Form 8-K (001-32922) on February 27, 2007.

*
Compensatory plan or arrangement.

**
To be filed by amendment.

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TABLE OF ADDITIONAL REGISTRANTS
TABLE OF CONTENTS
DEALER PROSPECTUS DELIVERY OBLIGATION
WHERE YOU CAN FIND MORE INFORMATION
FORWARD LOOKING STATEMENTS
PROSPECTUS SUMMARY
SUMMARY OF THE TERMS OF THE EXCHANGE OFFER
SUMMARY TERMS OF THE NEW NOTES
RISK FACTORS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
PROPERTIES
LEGAL PROCEEDINGS
MANAGEMENT
EXECUTIVE COMPENSATION
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF THE NEW NOTES
THE EXCHANGE OFFER
DESCRIPTION OF OTHER INDEBTEDNESS
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Aventine Renewable Energy Holdings, Inc. and Subsidiaries Consolidated Statements of Operations
Aventine Renewable Energy Holdings, Inc. and Subsidiaries Consolidated Balance Sheets
Aventine Renewable Energy Holdings, Inc. and Subsidiaries Consolidated Statements of Stockholders' Equity (Deficit)
Aventine Renewable Energy Holdings, Inc. and Subsidiaries Consolidated Statements of Cash Flows
Aventine Renewable Energy Holdings, Inc. and Subsidiaries Notes to Consolidated Financial Statements
Aventine Renewable Energy Holdings, Inc. and Subsidiaries Condensed Consolidating Balance Sheets December 31, 2006
Aventine Renewable Energy Holdings, Inc. and Subsidiaries Condensed Consolidating Statements of Cash Flows For the Twelve Months Ended December 31, 2005
AVENTINE RENEWABLE ENERGY HOLDINGS, INC. AND SUBSIDIARIES SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
Aventine Renewable Energy Holdings, Inc. and Subsidiaries Condensed Consolidated Statements of Operations (Unaudited)
Aventine Renewable Energy Holdings, Inc. and Subsidiaries Condensed Consolidated Balance Sheets
Aventine Renewable Energy Holdings, Inc. and Subsidiaries Condensed Consolidated Statements of Cash Flows (Unaudited)
Aventine Renewable Energy Holdings, Inc. and Subsidiaries Notes to Unaudited Condensed Consolidated Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX